Exhibit 4.10

CONFIDENTIAL TREATMENT REQUESTED

EXECUTION VERSION

1 March 2015

GLAXOSMITHKLINE PLC

and

NOVARTIS AG

DEED OF AMENDMENT AND RESTATEMENT

relating to the

SALE AND PURCHASE AGREEMENT

relating to the Seller’s oncology business,

dated 22 April 2014 (as amended)

This Deed (the “Deed”) is made on 1 March 2015 between:

(1)	GLAXOSMITHKLINE PLC, a public limited company incorporated in England and Wales whose registered office is at 980 Great West Road, Brentford, Middlesex, TW8 9GS, United Kingdom (the “Seller”); and

(2)	NOVARTIS AG, a corporation (Aktiengesellschaft) incorporated in Switzerland whose registered office is at Lichtstrasse 35, 4056 Basel, Switzerland (the “Purchaser”),

each a “party” and together the “parties”.

Whereas:

(A)	The Seller and the Purchaser entered into the sale and purchase agreement relating to the Seller’s oncology business on 22 April 2014 (the “SAPA”).

(B)	The SAPA was subsequently amended and restated on 29 May 2014 and further amended and restated on 21 November 2014 (the “Original Agreement”).

(B)	The Seller and the Purchaser now wish to further amend and restate the Original Agreement, in the form of the Amended Agreement (as defined below).

It is agreed as follows:

DEFINITIONS AND INTERPRETATION

In this Deed, unless the context otherwise requires, the provisions of this clause 1 apply.

Incorporation of defined terms

Unless otherwise stated, terms defined in the Original Agreement shall have the same meaning in this Deed.

Definitions

“Amended Agreement” means the Original Agreement, as amended and restated in the form set out in the Schedule to this Deed; and

“Signing Date” means 22 April 2014.

Interpretation clauses

The principles of interpretation set out in Clause 1 of the Original Agreement shall have effect as if set out in this Deed, save that references to “this Agreement” shall be construed as references to “this Deed”.

References to this Deed include the Schedule.

AMENDMENT

In accordance with Clauses 16.4.3 and 16.5.1 of the Original Agreement, the parties agree that the Original Agreement shall be amended and restated as set out in the Schedule to this Deed.

The amendment and restatement of the Original Agreement pursuant to clause 2.1 shall take effect from the Signing Date, as if the Amended Agreement had been entered into on the Signing Date.

Upon this Deed being entered into, the Amended Agreement shall supersede the Original Agreement in its entirety.

MISCELLANEOUS

Each party represents and warrants that it has full power and authority to enter into this Deed and to perform its obligations under it.

The provisions of Clauses 13, 16.2 to 16.5 and 16.11 to 16.15 of the Amended Agreement shall apply to this Deed as if set out in full in this Deed and as if references in those Clauses to “this Agreement” are references to this Deed and references to “party” or “parties” are references to parties to this Deed.

In witness whereof this Deed has been delivered on the date first stated above.

Executed as a DEED by	)
GLAXOSMITHKLINE PLC acting by	)
its duly appointed attorney	)	/s/ Edgar B. Cale
	)	(Signature of attorney)
)

In the presence of:

Witness’ signature:	/s/ Maria Ledeneva

Name (print):	Maria Ledeneva

Occupation:	Trainee Solicitor

Address:	65 Fleet Street, London

In witness whereof this Deed has been delivered on the date first stated above.

Executed as a DEED by	)
)
Jonathan Emery As Attorney and	)	/s/ Jonathan Emery
)
Sunny Jongsaritwang As Attorney	)
	)	/s/ Sunny Jongsaritwang
on behalf of NOVARTIS AG	)

SCHEDULE

Amended Agreement

EXECUTION VERSION

Dated 22 April 2014

As amended and restated on 29 May 2014, and as further amended and restated on

21 November 2014 and on 1 March 2015

GLAXOSMITHKLINE PLC

and

NOVARTIS AG

SALE AND PURCHASE AGREEMENT

in relation to the Oncology Business

CONTENTS

CLAUSE	PAGE

1.	Interpretation	1
2.	Sale and Purchase of the Business	32
3.	Amounts Payable	37
4.	Conditions	39
5.	Pre-Closing	47
6.	Closing	49
7.	Development Plans	56
8.	Post-Closing Obligations	57
9.	Warranties	72
10.	Limitation of Liability	73
11.	Claims	76
12.	Restrictive Covenants	78
13.	Confidentiality	80
14.	Insurance	81
15.	France Business and Netherlands Business	82
16.	Other Provisions	84
Schedule 1 Products		92
Schedule 2 Certain Intellectual Property Rights Matters (Clause 2.3.1)		103
Schedule 3 Excluded Assets and Excluded Contracts (Clause 2.3.2)		105
Part 1 Excluded Assets		105
Part 2 Excluded Contracts		105
Schedule 4 Excluded Liabilities (Clause 2.3.4)		106
Schedule 5 Permitted Encumbrances (Clause 1.1)		107
Schedule 6 Product Approvals (Clause 6.2.2)		108
Part 1 Terms relating to the Product Approvals		108
Part 2 Marketing Authorisation Transfer Provisions		109
Part 3 Tenders		118
Schedule 7 Transferred Contracts, Transferred Intellectual Property Contracts, Co-Owned Transferred Product Intellectual Property Rights, and Shared Business Contracts (Clause 2.3.1)		120
Schedule 8 Employees (Clause 2.4.1)		129
Schedule 9 Employee Benefits (Clause 2.4.2)		151
Schedule 10 Allocation (Clause 3.2)		161
Schedule 11 VAT		163
Schedule 12 Closing Obligations		165
Schedule 13 Not Used		167
Schedule 14 Warranties given under Clause 9.1		168

Sale and Purchase Agreement

This Agreement is made on 22 April 2014, as amended and restated on 29 May 2014, and as further amended and restated on 21 November 2014 and on 1 March 2015.

Between:

(1)	GLAXOSMITHKLINE PLC, a public limited company incorporated in England and Wales whose registered office is at 980 Great West Road, Brentford TW8 9GS, United Kingdom (the “Seller”); and

(2)	NOVARTIS AG, a corporation (Aktiengesellschaft) incorporated in Switzerland whose registered office is at Lichtstrasse 35, 4056 Basel, Switzerland (the “Purchaser”),

each a “party” and together the “parties”.

Whereas:

(A)	As of the date of this Agreement, the Seller and certain of the Seller’s Affiliates own or license certain assets and other rights relating to the Products and are engaged in the Business;

(B)	The Seller has agreed, inter alia, to procure the sale of the Share and to sell or license (or cause the sale or licence of) certain assets and other rights relating to the Products together with the Assumed Liabilities comprising the Business, and to assume the obligations imposed on the Seller under this Agreement;

(C)	The Purchaser has agreed, inter alia, to purchase or procure the purchase of the Share and to purchase or license certain assets and other rights relating to the Products, together with the Assumed Liabilities comprising the Business, and to assume the obligations imposed on the Purchaser under this Agreement;

(D)	In connection with the transactions contemplated by this Agreement, the Purchaser and the Seller, or certain of their respective Affiliates, will enter into the Ancillary Agreements; and

(E)	The Seller has notified the Purchaser of its intention to carry out the Pre-Closing Product Reorganisation and accordingly this Agreement has been amended to give effect to it.

It is agreed as follows:

1.	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Abandoned Patent(s)” means any Patent Exclusively Related to the Business abandoned by a member of the Seller’s Group before Closing from which a Patent that constitutes a Business Product Intellectual Property Right can claim priority, or from the priority chain of which a right to priority can be claimed in respect of a Patent that constitutes a Business Product Intellectual Property Right;

“Action” means the taking of any steps by any Governmental Entity to seek a Judgment which would have the effect of preventing the consummation of the transactions contemplated by this Agreement by the Purchaser;

“Affiliate” means:

(i)	with respect to any person (other than a party to this Agreement), any other person that Controls, is Controlled by or is under common Control with such person; or

(ii)	with respect to a party to this Agreement, any other person that is Controlled by such party,

and “Affiliates” shall be interpreted accordingly;

“Agreed Terms” means, in relation to a document, such document in the terms agreed between the Seller and the Purchaser and signed for identification purposes by the Seller’s Lawyers and the Purchaser’s Lawyers, with such alterations as may be agreed in writing between the Seller and the Purchaser from time to time;

“Agreed UK Restructuring Arrangement” means the pension augmentation (or cash in lieu of augmentation) policy applying on redundancy to UK employees of the Seller’s Group who joined service prior to 1 April 2005 as disclosed to the Purchaser prior to the date of this Agreement via a document which was signed on 22 April 2014 by Eleanor Hart of Slaughter and May and Andrew Murphy of Freshfields Bruckhaus Deringer LLP for identification purposes;

“Agreement” means this sale and purchase agreement;

“Allocation Statement” means a statement prepared in accordance with Schedule 10 allocating whole number percentages to each of the Products so that the aggregate of those percentages equals 100 per cent.;

“Allowance” means any amount payable or repayable to customers in respect of a contractual allowance or discount due on the sales of the Products or any other contractually permitted deductions from revenue arising from sales of the Products;

“Ancillary Agreements” means the Implementation Agreement, the Company Tax Indemnity, the Direct Indemnity, the Disclosure Letter, the Manufacturing and Supply Agreement, the Transitional Distribution Services Agreement, the France Offer Letter, the France SPA, the Netherlands Offer Letter, the Netherlands APA, the Purchaser Tax Indemnity, the Transitional Services Agreement, the Ofatumumab Intellectual Property Licence Agreement, the Oncology Intellectual Property Licence Agreement, the Intellectual Property Assignment, the Claims Management Agreement, the Quality Agreement, the Pharmacovigilance Agreement, and the Oncology Development and Clinical Supply Agreement;

“Ancillary Agreement Liabilities” means the Liabilities of any member of the Seller’s Group to any member of the Purchaser’s Group and the Liabilities of any member of the Purchaser’s Group to any member of the Seller’s Group, in each case arising under any Ancillary Agreement;

“Anti-Bribery Law” means any Applicable Law that relates to bribery or corruption, including the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010, in each case as amended, re-enacted or replaced from time to time;

“Applicable Law” means any supra-national, federal, national, state, municipal or local statute, law, ordinance, regulation, rule, code, order (whether executive, legislative, judicial or otherwise), judgment, injunction, notice, decree or other requirement or rule of law or legal process (including common law), or any other order of, or agreement issued, promulgated or entered into by, any Governmental Entity or any rule or requirement of any national securities exchange, including all Healthcare Laws, and GCP, GLP, and GMP, each as may be amended from time to time;

“Aspen Agreements” means: (i) the Amended and Restated Sale and Purchase Agreement dated 14 August 2012 and amended and restated on 30 November 2012, between Glaxo Group Limited and Aspen Global Incorporated; and (ii) the Principal Manufacturing and Supply Agreement dated 14 August 2002, between GlaxoSmithKline Trading Services Limited and Aspen Global Incorporated;

“Assets” means the property, rights and assets referred to in Clause 2.3.1, in each case excluding the Excluded Assets;

“Associated Person” means, in relation to the Seller’s Group, a person (including any director, officer, employee, agent or other intermediary) who performs services for or on behalf of any member of the Seller’s Group or who holds shares of capital stock, partnership interests, limited liability company membership interests and units, shares, interest and other participations in any member of the Seller’s Group (in each case when performing such services or acting in such capacity);

“Assumed Liabilities” means the Liabilities of the Business (including, for the avoidance of doubt, any Delayed Business) other than: (i) the Excluded Liabilities; (ii) any Relevant Pension and Employment Liability; (iii) any Liabilities in respect of Tax; (iv) any Ancillary Agreement Liabilities; (v) Liabilities in respect of the Ofatumumab Autoimmune Business; and (vi) any Liabilities relating to the Abandoned Patents;

“Benefit Plans” means the US Benefit Plans and the Non-US Benefit Plans;

“Business” means the business of the Seller’s Group (including the Company) of research and development (including any studies or trials (whether or not undertaken with third parties)) relating to the Products and the Commercialisation of the Products but excluding (i) the Manufacturing of the Products and (ii) the Seller Pipeline;

“Business Consideration” has the meaning set forth in Clause 3.1.1;

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in the canton of Basel-Stadt (Switzerland) or London;

“Business Goodwill” means the goodwill of the Business;

“Business Product Intellectual Property Rights” means the Owned Product Intellectual Property Rights and the Transferred Product Intellectual Property Rights and including, for the avoidance of doubt, the OBM Intellectual Property Rights;

“Business Sellers” means the members of the Seller’s Group that own assets of or otherwise conduct any of the Business immediately prior to Closing, or for the purposes of the Seller’s Warranties, at the date of this Agreement;

“Cabilly Agreement” means the licence and settlement agreement dated 26 March 2012 between:

(i)	Genentech Inc.;

(ii)	City of Hope;

(iii)	Glaxo Group Limited;

(iv)	Lonza Biologics Inc.; and

(v)	Lonza Biologics plc;

“Call for New Tender” means any calls for a tender (including any tender for a basket of products), whether a new tender or the renewal of an existing tender, which includes the Products and which is published after Closing of which the Seller and/or any of the Seller’s Affiliates become aware and which relates in whole or in part to the sale of Products;

“Certificate” means a certificate signed by a director, officer or an authorised signatory of the Seller in the form set out in Schedule 16, to be provided to the Purchaser immediately prior to Closing;

“CFIUS” means the Committee on Foreign Investment in the United States;

“CFIUS Approval” means written notice from CFIUS that any review or investigation of the Transaction under Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. App. Section 2170), has been concluded and there are no unresolved national security concerns with respect to the Transaction or the President of CFIUS shall have determined not to take action with respect to the Transaction;

“CFIUS Filing” has the meaning set forth in Clause 4.2.3;

“China” means the People’s Republic of China excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

“China Contracts” means the [***] and all other Contracts exclusively related to the Commercialisation of the China Products in China;

“China Marketing Authorisations” means the Marketing Authorisations held by a Marketing Authorisation Holder in respect of China for the China Products and the Marketing Authorisation Data to the extent exclusively related to such Marketing Authorisations and a “China Marketing Authorisation” means any one of them;

“China Products” means Tykerb, Hycamtin and Zofran, and a “China Product” shall mean any one of them;

“Claims Management Agreement” means the agreement between the Seller and the Purchaser, to be negotiated in good faith between the parties and entered into at

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Closing, in respect of the management of claims or investigations by or against third parties (including by any Governmental Entity) which constitute or may constitute an Assumed Liability or an Excluded Liability;

“Clinical Employee Transfer Date” means 1 May 2015 or such later date as the parties may agree;

“Clinical Employees” means the Relevant Employees (other than those Relevant Employees who are employed in France or Italy) who immediately prior to the Closing Date work wholly or substantially in clinical development activities in relation to the Products or the Business, provided that such Relevant Employees shall only constitute Clinical Employees for so long as they are assigned to provide services within the Transitional Services Agreement;

“Clinical Trial Agreement” has the meaning given to it in paragraph 4.6.2 of Schedule 7;

“Clinical Trials/Data Liability” means any Liability arising out of, relating to or resulting from any breach of Applicable Law in connection with the conduct of, or reporting or data in relation to, clinical studies or trials (including post-approval studies) in relation to the Products or the Business;

“Closing” means the completion of the sale of the Share and the Business pursuant to this Agreement, and Closing shall be deemed to have taken place notwithstanding that some of the Business has not transferred to the Purchaser pursuant to Schedule 25 in which case the provisions of Schedule 25 shall then apply in respect thereof;

“Closing Date” means the date on which Closing takes place;

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985 of the United States, as amended, section 4980B of the Code, Title I Part 6 of ERISA, and any similar US state group health plan continuation law, together with its implementing regulations;

“Code” means the U.S. Internal Revenue Code of 1986, as amended, together with its implementing regulations;

“Commercial Information” means information that is, as of the Closing Date, or, in respect of any Delayed Business, the Delayed Closing Date, as applicable, owned by the Seller and/or its Affiliates and relates exclusively to the Commercialisation of any Product;

“Commercial Practices Liability” means any Liability arising out of, relating to or resulting from any breach of Applicable Law in connection with the Commercialisation of any products;

“Commercialise” means to promote, market, distribute and/or sell a Product and “Commercialising” and “Commercialisation” shall be construed accordingly;

“Commercially Reasonable Litigation Efforts” mean, with respect to the efforts to be expended by the Purchaser in relation to undertaking litigation in accordance with Schedule 26, those reasonable, diligent commercial efforts in respect to such litigation that a person with operations of a similar scale and standing in the pharmaceutical industry would normally use when conducting litigation for its own benefit under similar circumstances;

“Company” has the meaning given to it in Schedule 18;

“Company Intra-Group Debt” means all sums owed by the Company to GlaxoSmithKline Finance plc at the Closing Date (immediately prior to Closing) as shall be notified by the Seller to the Purchaser in accordance with Clause 6.3.2;

“Company Tax Indemnity” has the meaning given to it in Schedule 18;

“Competing Product” has the meaning given to it in Clause 12.1;

“Contract” means any binding contract, agreement, instrument, lease, licence or commitment, excluding any contract with any Employee;

“Contracts Liabilities” means Liabilities relating to the: (i) Transferred Contracts; (ii) Transferred Intellectual Property Contracts (but excluding until the OBM Transfer Date, any OBM Intellectual Property Contracts); and (iii) all other contracts or parts thereof transferred, assigned, novated or assumed by the Purchaser pursuant to this Agreement, and a “Contracts Liability” shall mean any one of them;

“Control” means the power to direct the management and policies of a person (directly or indirectly), whether through ownership of voting securities, by Contract or otherwise (and the term “Controlled” shall be interpreted accordingly);

“Controlled Business Instruction” has the meaning given to it in sub-paragraph 3.4.1 of Schedule 25;

“Co-Owned Business Product Intellectual Property Right” means any Business Product Intellectual Property Right that is owned in part by a third party;

“Co-Owned Transferred Product Intellectual Property Right” means any Transferred Product Intellectual Property Right that is owned in part by a third party;

“Copyright” means any works of authorship, copyrights, database rights, mask work rights and registrations and applications therefor;

“Cork FDA Matter” means the deficiencies in GMP noted in the observations made by the FDA in a Form FDA 483 following an inspection of the Cork Site between 18 and 23 October 2013 which are the subject of the Warning Letter dated 18 March 2014 issued by the FDA to a member of the Seller’s Group;

“Data Room” means the electronic data room containing documents and information relating to the Business made available by Intralinks on behalf of the Seller, the contents of which are listed in the Disclosure Letter;

“Decision” means the issuing of any decision by a competition, antitrust, foreign investment, national, local, supranational or supervisory or other government, governmental, quasi-governmental, trade, or regulatory body, agency, branch, subdivision, department, commission, official or authority, including any Tax Authority and any governmental department and any court or other tribunal, that would have the effect of prohibiting the acquisition of the Business by the Purchaser;

“Deferred Employee” means any person to whom the Seller or any other member of the Seller’s Group has made an offer of employment for a role within the Business in compliance with Clause 5 and whose employment in the Business will take effect on a date following the Closing Date, save that no person shall become a Deferred Employee unless and until the Seller has provided to the Purchaser a copy of the offer letter setting out the agreed principal terms of employment and/or employment agreement (if executed) applicable to such person;

“Delayed Business” means the Bangladesh Business, the India Business, the Saudi Business, the Thailand Business and the Ukraine Business, each as defined in Schedule 25;

“Delayed Closing” means, in respect of a Delayed Business, completion of the transfer of legal ownership of that Delayed Business to the relevant Designated Purchaser in accordance with Schedule 25;

“Delayed Closing Date” has the meaning given to it in paragraph 1.4 of Schedule 25;

“Delayed Contract” has the meaning given to it in Schedule 7;

“Delayed Contract Transfer Date” has the meaning given to it in Schedule 7;

“Delayed Employee Costs” has the meaning given to it in Schedule 25;

“Delayed Employees” means (i) the Relevant Employees who immediately prior to the Closing Date work in any of the Delayed Businesses, and (ii) any employees of any member of the Seller’s Group who are appointed to their position (whether by internal or external hire) on or after the Closing Date to work wholly or substantially in the Business in accordance with a Controlled Business Instruction or Seller Involvement Instruction, and in each case for so long as they are not assigned to work other than wholly or substantially in the Business;

“Delayed Local Payment Amount” has the meaning given to it in Clause 6.5;

“Designated Purchaser” means any entity within the Purchaser’s Group acquiring part of the Business;

“Development Plan” means the development plans and study protocols, including the target product profile, development designs, timelines and costs of the studies and trials being undertaken by the Seller’s Group (whether or not approved by any Governmental Entity) in respect of each Product Expansion as at the date of this Agreement, including the Key Study Plans;

“Direct Indemnity” has the meaning given to it in Schedule 18;

“Disclosure Letter” means the letter dated on the same date as this Agreement from the Seller to the Purchaser disclosing information constituting exceptions to the Seller’s Warranties;

“Distribution Contract” has the meaning given to it in Schedule 7;

“Distribution Transfer Date” has the meaning given to it in the Transitional Distribution Services Agreement;

“Divested Zofran Product” means Zofran (Ondansetron) in Australia, following the divestment by the Seller or its Affiliates of its rights to Commercialise it in Australia only to Aspen Global Incorporated;

[***]

“Effective Time” means 11.59 p.m. (local time in the relevant location) on the Closing Date or, if the Closing Date is not the last day of a month but the first Business Day of a month, 11.59 p.m. on the last day of the immediately preceding month;

“Election Date” has the meaning set forth in Clause 4.2.3;

“Employee Benefit Indemnification Amount” has the meaning given to it in Schedule 9;

“Employee Benefits” has the meaning given to it in Schedule 9;

“Employees” means, other than Excluded Employees, the employees of any member of the Seller’s Group who work wholly or substantially in the Business from time to time including the International Assignees and provided that, in relation to the Seller’s Warranties only, the words “from time to time” shall be deemed to be replaced by “at the date of this Agreement”, and “Employee” means any one of them;

“Encumbrance” means any claim, charge, mortgage, lien, option, equitable right, power of sale, pledge, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing, and for the avoidance of doubt, shall exclude any licences of, or claims of infringement relating to, Intellectual Property Rights;

“ERISA” means the Employee Retirement Income Security Act of 1974 of the United States, as amended, together with its implementing regulations;

“Estimated Employee Benefit Adjustment” means the Seller’s reasonable estimate (in so far as practicable), made in good faith after consulting with the Purchaser, of 95 per cent. of the anticipated aggregate of the Employee Benefit Indemnification Amounts, to be notified by the Seller to the Purchaser pursuant to Clause 6.3.9. However, the Seller and the Purchaser may agree in writing to apply a different mechanism to determine and calculate the Estimated Employee Benefit Adjustment;

“Estimated Business Consideration” means the Seller’s reasonable estimate of the Business Consideration, to be notified by the Seller to the Purchaser pursuant to Clause 6.3.9;

“Estimated Company Intra-Group Debt” means the Seller’s reasonable estimate of the Company Intra-Group Debt, to be notified by the Seller to the Purchaser pursuant to Clause 6.3.9;

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

“Estimated Share Consideration” means an amount equal to the product of:

(x) the Headline Amount less the aggregate of the Estimated Business Consideration, the amount of the Estimated Company Intra-Group Debt and any Estimated Employee Benefit Adjustment; and

(y) 100 divided by 100.5,

to be notified by the Seller to the Purchaser pursuant to Clause 6.3.9;

“Estimated Stamp Duty Amount” means an amount equal to 0.5% of the Estimated Share Consideration, to be notified by the Seller to the Purchaser pursuant to Clause 6.3.9;

“Excluded Assets” means the property, rights and assets referred to in Clause 2.3.2 or Part 1 of Schedule 3;

“Excluded Contracts” means, collectively, each Contract: (i) which is not Exclusively Related to the Business; or (ii) which is listed in Part 2 of Schedule 3, and including, for the avoidance of doubt, until the OBM Transfer Date, any OBM Intellectual Property Contract;

“Excluded Employees” means: (i) the employees of any member of the Seller’s Group who work in the Discovery organisation as operated by the Seller’s Group and (ii) the employees of any member of the Seller’s Group who are referred to in Schedule 29;

“Excluded Liabilities” means all Liabilities, other than Ancillary Agreement Liabilities and any Liabilities relating to the Abandoned Patents, relating to:

(i)	the Business to the extent they have arisen or arise (whether before or after the applicable Liability Cut-off Time for that Liability) as a result of, or otherwise relate to, an act, omission, fact, matter, circumstance or event undertaken, occurring, in existence or arising before the applicable Liability Cut-off Time for that Liability, other than any Relevant Pension and Employment Liability;

(ii)	the Seller Group Retained Business; and

(iii)	any Seller Allowance, Rebate and Royalty Amount;

“Exclusively Related to the Business” means exclusively related to, or exclusively used or held for use exclusively in connection with, the Business;

“Exploitation Arrangements” has the meaning given to it in Schedule 18;

“FCA” means the Financial Conduct Authority;

“FDA” means the United States Food and Drug Administration (or its successor);

“France Assumed Liabilities” means the Assumed Liabilities to the extent they relate to the France Business;

“France Business” means that part of the Business, comprising the activities of the France Employees;

“France Closing” has the meaning given to it in the France SPA;

“France Employees” means those of the Employees who are employed in France;

“France Offer Letter” means the letter from the Purchaser to the Seller in respect of the binding offer from the Purchaser to acquire the France Business dated on or around the date hereof;

“France Put Option Exercise” has the meaning given to it in the France Offer Letter;

“France SPA” OR “France APA” has the meaning given to it in the France Offer Letter;

“FSMA” means the Financial Services and Markets Act 2000;

“Full Disclosure” means disclosure by the Seller to the Purchaser of the material terms, including financial terms, of a Relevant Part of a Shared Business Contract;

“Full Title Guarantee” means on the basis that the covenants implied under Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 where a disposition is expressed to be made with full title guarantee are deemed to be given by the Seller (on behalf of the relevant Share Seller or Business Seller) on Closing;

“Genmab” means Genmab A/S, a Danish corporation having its principal office at Toldbodgade 33, DK-1253 Copenhagen K, Denmark;

“Genmab Agreement” means the co-development and collaboration agreement between Genmab and Glaxo Group Limited dated 19 December 2006 (as amended from time to time) relating to the development, manufacturing and commercialisation of pharmaceutical products containing Ofatumumab;

“Good Clinical Practices” or “GCP” means the then-current standards, practices and procedures promulgated or endorsed by (i) the ICH Harmonised Tripartite Guidelines for Good Clinical Practice (CPMP/ICH/135/95) and any other guidelines for good clinical practices for trials on medicinal products in the European Union; (ii) the FDA as set forth in the guidelines entitled “Guidance for Industry E6 Good Clinical Practice: Consolidated Guidance,” including related regulatory requirements imposed by the FDA; and (iii) the equivalent Applicable Law in any relevant country;

“Good Laboratory Practices” or “GLP” means the then-current standards, practices and procedures promulgated or endorsed by: (i) the European Commission Directive 2004/10/EC relating to the application of the principles of good laboratory practices as well as “The rules governing medicinal products in the European Union,” Volume 3, Scientific guidelines for medicinal products for human use (ex-OECD principles of GLP); (ii) the then-current standards, practices and procedures promulgated or endorsed by the FDA as defined in 21 C.F.R. Part 58; and (iii) the equivalent Applicable Law in any relevant country;

“Good Manufacturing Practices” or “GMP” means the then-current standards, practices and procedures promulgated or endorsed by: (i) the European Commission

Directive 91/356/EEC, as amended by Directive 2003/94/EC and 91/412/EEC respectively, as well as “The rules governing medicinal products in the European Union,” Volume 4, Guidelines for good manufacturing practices for medicinal products for human and veterinary use; (ii) the FDA and the provisions of 21 C.F.R. Parts 210 and 211; (iii) the principles detailed in the ICH Q7A guidelines; and (iv) all Applicable Law with respect to each of (i) through (iii);

“Governmental Entity” means any supra-national, federal, national, state, county, local, municipal or other governmental, regulatory or administrative authority, agency, commission or other instrumentality, any court, tribunal or arbitral body with competent jurisdiction, or any national securities exchange or automated quotation service including, any governmental regulatory authority or agency responsible for the grant approval, clearance, qualification, licensing or permitting of any aspect of the research, development, manufacture, marketing, distribution or sale of the Products including the FDA, the European Medicines Agency, or any successor agency thereto;

“Governmental Liability” means any Liability arising out of, relating to or resulting from any claim, demand, action, suit, proceedings or investigation by a Governmental Entity (other than a Tax Authority) brought or undertaken in connection with products sold or developed by, or operations or practices of, the Seller’s Group prior to Closing;

“Gross Negligence” has the meaning given to it in Schedule 25;

“GSK Break Fee” has the meaning given to it in the Implementation Agreement;

“Headline Amount” has the meaning given to it in Clause 3.1.1;

“Healthcare Laws” means the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)); the Anti-Inducement Law (42 U.S.C. § 1320a-7a (a)(5)); the civil False Claims Act (31 U.S.C. §§ 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Exclusion Laws (42 U.S.C. § 1320a-7); the Medicare statute (Title XVIII of the Social Security Act), including Social Security Act §§ 1860D-1 to 1860D-43 (relating to Medicare Part D and the Medicare Part D Coverage Gap Program); the Medicaid statute (Title XIX of the Social Security Act); the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and any analogous state laws; the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and any other similar Law, including the price reporting requirements and the requirements relating to the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the Veterans Health Care Act (38 U.S.C. § 8126), regulatory requirements applicable to sales on the Federal Supply Schedule or under any state pharmaceutical assistance program or United States Department of Veterans Affairs agreement, all legal requirements relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by the Seller’s Group and any successor government programs, and all foreign equivalents of the foregoing;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, together with its implementing regulations;

“Implementation Agreement” means the implementation agreement dated the date of this Agreement between the Seller, and the Purchaser relating to, amongst other things, the implementation of the Transaction;

“Import Drug Licence” means any import drug licence held by a member of the Seller’s Group in respect of the importation of the China Products in China;

“In-Market Inventory” means all inventory of Products for Commercialisation that, at any particular time: (i) is beneficially owned by a member of the Seller’s Group; and (ii) is in finished packed form and released for Commercialisation; and (iii) is located: (a) in (or in transit to) the relevant Market; or (b) in (or in transit to) a multi-market warehouse owned or operated by a member of the Seller’s Group or by a third party; or (c) at a primary or secondary manufacturing site pending despatch following release by the relevant qualified person to the relevant market or multi-market warehouse;

“Information Technology” means computer, hardware, software and network;

“Intellectual Property Assignment” means, collectively, (i) the intellectual property assignment agreements that may be entered into between the Seller, the Purchaser or their respective Affiliates at Closing; and (ii) the intellectual property assignment agreement that may be entered into between the Seller (and/or its Affiliates) and the Company at Closing, in each case on terms consistent with the Agreed Terms;

“Intellectual Property Rights” means all: (i) Patents; (ii) Know-How; (iii) Trademarks; (iv) internet domain names; (v) Copyrights; (vi) rights in designs; (vii) database rights; and (viii) all rights or forms of protection, anywhere in the world, having equivalent or similar effect to the rights referred to in paragraphs (i) to (vii) above, in each case whether registered or unregistered and including applications for registration of any such thing;

“International Assignees” means the employees of any member of the Seller’s Group as may be identified as International Assignees in the International Assignee list provided to the Purchaser on 27 February 2015, subject to such further changes as the parties may agree;

“IP Liability” means any Liability arising out of, relating to or resulting from any actual or alleged infringement, misappropriation or other violation of Intellectual Property Rights of third parties;

“JTI” means Japan Tobacco Inc., a Japanese corporation having its principal office at 2-1Toranomon, 2-chome, Minato-ku, Tokyo 105-8422, Japan;

“JTI Agreement” means the licence agreement between JTI and SmithKline Beecham Corporation (doing business as GSK) dated 18 April 2006 (as amended from time to time);

“Judgment” means any order, writ, judgment, injunction, decree, stipulation, determination, decision or award entered by or with any Governmental Entity of competent jurisdiction;

“Key Financial Information” means: (i) the gross profit (being net sales less standard costs, less third party royalties) for each of the Key Products in respect of the financial year ended 31 December 2013; and (ii) the net sales for the Key Products in respect of the financial years ended 31 December 2012 and 31 December 2011, as set out in an annex to the Disclosure Letter;

“Key Personnel” means the Employees listed in Schedule 20;

“Key Products” means Tykerb, Promacta, Votrient, Arzerra, Tafinlar and Mekinist;

“Key Study Plans” means the plans relating to certain combination studies involving the Products appended to this Agreement at Schedule 17;

“Know-How” means all existing and available technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, specifications, instructions, processes and formulae, including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical, safety, quality control, preclinical and clinical data;

“Liabilities” means all liabilities, claims, damages, proceedings, demands, orders, suits, costs, losses and expenses of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety;

“Liability Cut-off Time” means (i) Closing in respect of any Liability that is a Clinical Trials/Data Liability, Commercial Practices Liability, Governmental Liability, IP Liability, or Product Liability; (ii) Delayed Closing in respect of any Liability that relates to a Non-Controlled Delayed Business and is a Clinical Trials/Data Liability, Commercial Practices Liabilities, Governmental Liability, IP Liability, or Product Liability (but, in respect of any such IP Liability or Product Liability that arises as a result of or otherwise relates to, any act, omission, fact, matter or circumstance or event undertaken, occurring, in existence, or arising between Closing and Delayed Closing, only to the extent that such Liability arises due to the wilful default or Gross Negligence of the relevant Seller or any of its Associated Persons); or (iii) the Effective Time in respect of any other Liability;

[***]

“LIBOR” means the London interbank offered rate, being the interest rate offered in the London inter-bank market for three month US dollar deposits as displayed on pages LIBOR01 or LIBOR02 of the Reuters screen at 11 a.m. (London) on the second Business Day prior to the Closing Date;

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

“Licensed Intellectual Property Contract” means any Contract under which Product Intellectual Property Rights have been licensed by a third party to the Seller or any Affiliate thereof or to a third party by the Seller or any Affiliate thereof, including any OBM Intellectual Property Contract;

“Licensed Product Intellectual Property Rights” means all Intellectual Property Rights licensed to the Seller or its Affiliates under any Transferred Intellectual Property Contract;

“Listing Rules” means the listing rules made by the FCA under section 73A of FSMA;

“Local Payment Amount” has the meaning given to it in Clause 6.4;

“Local Transfer Document” has the meaning given to it in Clause 2.5;

“Long Stop Date” has the meaning given to it in Clause 4.3;

“Losses” means all losses, liabilities, costs (including legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“MA Costs” has the meaning given to it in paragraph 4.1 of Part 2 of Schedule 6;

“MA Documentation” has the meaning given to it in paragraph 1.6 of Part 2 of Schedule 6;

“Manufacture” or “Manufacturing” or “Manufactured” means planning, purchasing of materials for, production, processing, compounding, storage, filling, packaging, labelling, leafleting, warehousing, quality control testing, waste disposal, quality release, sample retention and stability testing of products;

“Manufacturing and Supply Agreement” means the manufacturing and supply agreement to be entered into between an Affiliate of the Seller and an Affiliate of the Purchaser at Closing on terms consistent with the heads of terms in the Agreed Terms;

“Manufacturing Licences” means any certificates, permits, licences, consents and approvals issued by any Governmental Entity, used in the operation or conduct of Manufacturing any Product, and “Manufacturing Licence” shall be construed accordingly;

“Marketing Authorisation Data” means the existing and available dossiers containing the relevant Know-How used by the Seller and/or its Affiliates to obtain and maintain the Marketing Authorisations including with respect to any Product Expansion Application;

“Marketing Authorisation Holder” means the holder of the relevant Marketing Authorisation;

“Marketing Authorisation Re-registration” has the meaning given to it in paragraph 1.1.2 of Part 2 of Schedule 6;

“Marketing Authorisation Re-Registration Date” means the date on which the relevant Governmental Entity approves, or is deemed to approve, the relevant Marketing Authorisation Re-registration;

“Marketing Authorisation Transfer” has the meaning given to it in paragraph 1.1.1 of Part 2 of Schedule 6;

“Marketing Authorisation Transfer Date” means the date on which the relevant Governmental Entity approves, or is deemed to approve, the relevant Marketing Authorisation Transfer;

“Marketing Authorisation Transferee” means the member of the Purchaser’s Group or, where no member of the Purchaser’s Group satisfies the requirements under Applicable Law to be transferred the relevant Marketing Authorisation, such Third Party as is nominated by the Purchaser, in either case to whom the relevant Marketing Authorisation is to be transferred;

“Marketing Authorisations” means the marketing authorisations issued or applications for marketing authorisations with respect to the Products and all supplements, amendments and revisions thereto including any pending Product Expansion Application;

“Markets” means the markets in which the Products are marketed and sold under the relevant Marketing Authorisation, and “Market” shall be construed accordingly;

“Material Adverse Effect” means any matter, change, event or circumstance arising or discovered on or after the date of this Agreement and prior to Closing (including a breach of the Seller’s obligations under Clause 5 or Clause 9.1) (a “Relevant Matter”) that, individually or in the aggregate with other Relevant Matters, if known to the Purchaser prior to the date of this Agreement, could reasonably have expected to have resulted in the Purchaser offering to acquire the Business on the terms of this Agreement at a discount to the Headline Amount of 30 per cent. or more, and, in determining such reduction, regard shall be had to the actual basis on which the Purchaser determined the Headline Amount. A Relevant Matter shall not constitute or count towards a “Material Adverse Effect” to the extent resulting or arising from:

(i)	any change that is generally applicable to, or generally affects, the industries or markets in which the Business operates (including changes arising as a result of usual seasonal variations) or arises from or relates to changes in Applicable Law or accounting rules or changes in any authoritative interpretation of any Applicable Law by any Governmental Entity;

(ii)	any change in financial, securities or currency markets or general economic or political conditions or changes in prevailing interest rates or exchange rates;

(iii)	the execution of this Agreement, the public announcement thereof or the pendency or consummation of the transactions contemplated hereby (including any cancellations of or delays in customer orders or other decreases in customer demand, any reduction in revenues and any disruption in supplier, distributor, customer or similar relationships); or

(iv)	the taking of any action expressly required by this Agreement or by any Ancillary Agreement or otherwise taken with the advance written consent of the Purchaser,

except, in relation to either paragraph (i) or paragraph (ii) above, if that change adversely affects the Business in a disproportionate manner relative to other comparable businesses operating in the same industry and geographic markets as the Business (in which case it may constitute or count towards a “Material Adverse Effect”);

“Material Employee Jurisdictions” means France, Germany, Japan, the United Kingdom and the United States of America;

“Medical Information” means information relating to clinical and technical matters, such as therapeutic uses for the approved indications, drug-disease information, and other product characteristics Exclusively Related to the Business which is available to or used by the Seller and/or its Affiliates;

[***]

[***]

[***]

[***]

“Moratorium Date” has the meaning given to it in Schedule 7;

“Multi-Basket Tender” means any Tender other than a Products-Only Tender;

“Netherlands APA” has the meaning given to it in the Netherlands Offer Letter;

“Netherlands Assumed Liabilities” means the Assumed Liabilities to the extent they relate to the Netherlands Business;

“Netherlands Business” means that part of the Business, comprising the activities of Netherlands Employees;

“Netherlands Closing” has the meaning given to it in the Netherlands APA;

“Netherlands Employees” means those of the Employees who are employed in the Netherlands;

“Netherlands Offer Letter” means the letter from the Purchaser to the Seller in respect of the binding offer from the Purchaser to acquire the Netherlands Business dated on or around the date hereof;

“Netherlands Put Option Exercise” has the meaning given to it in the Netherlands Offer Letter;

“New Marketing Authorisation” has the meaning given to it in paragraph 3.1 of Part 2 of Schedule 6;

“Non-Controlled Delayed Business” has the meaning given to it in Schedule 25;

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

“Non-Transferring Tender” means:

(i)	any Products-Only Tender which is subject to public procurement law and regulation in the relevant Market and cannot be transferred under Applicable Law; and

(ii)	any Multi-Basket Tender;

“Non-US Benefit Plans” has the meaning given to it in paragraph 13.3.1 of Schedule 14;

“Notice” has the meaning given to it in Clause 16.11.1;

“Novartis Break Fee” has the meaning given in the Implementation Agreement;

“OBM Transferred Rights” mean the OBM Intellectual Property Contracts, OBM Intellectual Property Rights, and the Seller OBM Rights;

“OBM Transfer Date” means the date at which possession of the Ofatumumab Biological Materials is divided between the Seller (or any member of its Group) and the Purchaser (or any member of its Group) in accordance with Annex 1 of the Manufacturing and Supply Agreement;

“OBM Intellectual Property Contracts” mean any Contract pursuant to which Intellectual Property Rights exclusively related to, exclusively used in, or exclusively held for use in connection with Ofatumumab Biological Materials are licensed to the Seller (or any member of the Seller’s Group) from a Third Party as at the Closing Date;

“OBM Intellectual Property Rights” mean any Intellectual Property Rights (i) owned by the Seller (or any member of the Seller’s Group); and (ii) exclusively related to, exclusively used in, or exclusively held for use in connection with the Ofatumumab Biological Materials as at the Closing Date;

“Ofatumumab Autoimmune Business” means the business of the Seller’s Group of research, development, Manufacture and Commercialisation of the Ofatumumab Compound, as carried out by or on behalf of the Seller’s Group pursuant to the Ofatumumab Intellectual Property Licence Agreement;

“Ofatumumab Agreements” means the Transferred Contracts and the Transferred Intellectual Property Contracts (excluding the OBM Intellectual Property Contracts) that relate to the Ofatumumab Compound, including but not limited to (i) the Genmab Agreement, (ii) the side letter to the Genmab Agreement dated 8 June 2012, and (iii) the Cabilly Agreement;

“Ofatumumab Biological Materials” mean all tangible biological materials, cells, reference standards, assays and media that (i) are exclusively related to, exclusively used in, or exclusively held for use in connection with, the Arzerra Product or the Ofatumumab Compound; and (ii) are not commercially available to the Purchaser on commercially standard terms, including (without limitation) the Ofatumumab Cell Line, Ofatumumab MCB, Ofatumumab WCB and the cell line provided by American Type Culture Collection;

“Ofatumumab Cell Line” means the cell line(s) that express the Ofatumumab Compound, including any derivatives, progeny or modifications thereof;

“Ofatumumab Compound” means the compound Ofatumumab;

“Ofatumumab Indications” means: (i) multiple sclerosis; (ii) rheumatoid arthritis; (iii) pemphigus; and (iv) neuromyelitis optica;

“Ofatumumab Indications Data” means any data or other information owned by any member of the Seller’s Group as at the Closing Date relating exclusively to the use of the Ofatumumab Compound for the Ofatumumab Indications;

“Ofatumumab Intellectual Property Licence Agreement” means the intellectual property licence agreement to be entered into between members of the Seller’s Group and the Purchaser’s Affiliate at Closing in respect of the grant of a licence from the Purchaser’s Affiliate to the Seller’s Affiliate of certain Intellectual Property Rights related to the Ofatumumab Compound;

“Ofatumumab MCB” means the reference deposit or collection of vials of the Ofatumumab Cell Line, from which the Ofatumumab WCB is derived;

“Ofatumumab WCB” means a vialed collection of serially subcultivated cells that is derived from the Ofatumumab MCB, and used to establish seed cultures of the Ofatumumab Cell Line;”

“OIG” has the meaning given to it in Clause 4.1.12;

“Oncology Development and Clinical Supply Agreement” means the development and clinical supply agreement dated the date of this Agreement between the Seller and Novartis Pharma AG, pursuant to which the Seller will manufacture and supply certain development materials to Novartis Pharma AG;

“Oncology Intellectual Property Licence Agreement” means the intellectual property licence agreement to be entered into between Affiliates of the Seller and an Affiliate of the Purchaser at Closing in respect of the grant of licences from the Seller’s Affiliate to the Purchaser’s Affiliate of certain Intellectual Property Rights;

“Ongoing Clinical Trials” means the ongoing clinical studies sponsored or supported by the Seller Group (including post-approval studies) or otherwise recommended by a Governmental Entity, and regulatory commitments in respect of the Products, and “Ongoing Clinical Trial” shall mean any one of them;

“Out of Scope Patent” means any Patent of the Seller’s Group at the Closing Date, but excluding: (i) the Business Product Intellectual Property Rights; and (ii) any Patents licensed under the Oncology Intellectual Property Licence Agreement;

“Owned Product Intellectual Property Rights” means the Intellectual Property Rights listed at Part 1 of Schedule 2 and all other Intellectual Property Rights Exclusively Related to the Business that, in each case, are owned by the Company, including the Registered Owned Product Intellectual Property Rights and, for the avoidance of doubt, excluding any Intellectual Property Rights in Seller Combination Compounds;

“PA Transfer Date” means, in relation to a Product, the date upon which the relevant Governmental Entity approves and notifies the Product Approval (as applicable) naming the Purchaser or the relevant Affiliate of the Purchaser (or designee thereof) as the holder of such Product Approval in the relevant country or territory covered by that Product Approval;

“Patents” means, patents, design patents, patent applications, and any reissues, re-examinations, divisionals, continuations, continuations-in-part, provisionals, and extensions thereof or any counterparts to any of the foregoing (including rights resulting from any post-grant proceedings relating to any of the foregoing);

“Patent Term Extensions” means any and all extension of the term of a Patent granted under the Patent laws or regulations of any country, the European Union (including any supplementary protection certificate), or any other Governmental Entity;

“Pending Marketing Authorisation” has the meaning given to it in paragraph 3.2 of Part 2 of Schedule 6;

“Permitted Cash Receivable” means a debt owed to the Company by a member of the Seller’s Group other than GlaxoSmithKline Finance plc, payable on demand to the Company or as the Company directs, not exceeding £5 million multiplied by the number of months from and including 29 September 2014 to Closing;

“Permitted Encumbrance” means:

(i)	Encumbrances imposed by Applicable Law otherwise than in respect of Tax;

(ii)	Encumbrances imposed in the ordinary course of business which are not yet due and payable or which are being contested in good faith;

(iii)	Encumbrances which are listed in Schedule 5; and

(iv)	liens, title retention arrangements or deposits to secure the performance of bids, trade contracts (other than for borrowed money), conditional sales contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of the Business;

“Pharmacovigilance Agreement” means the agreement between the Seller and the Purchaser, to be entered into at Closing, in respect of pharmacovigilance and regulatory matters relating to the Products;

“Pre-Closing Product Reorganisation” means the steps described in Part 1 of Schedule 18 as may be amended from time to time in accordance with Part 3 of Schedule 18;

“Pre-Closing Receivables” means all outstanding payments due to the Seller or any of its Affiliates related to the period prior to the Effective Time (whether such payments have arisen or arise before or after the Effective Time) for goods or services supplied or rights licensed by it or on its behalf in the ordinary and usual course of carrying on the Business other than the Permitted Cash Receivable;

“Proceedings” means any legal actions, proceedings, suits, litigations, prosecutions, investigations, enquiries, mediations or arbitrations;

“Product Approvals” means all permits, licences, certificates, clearances, registrations or other authorisations or consents issued by any Governmental Entity to the Seller or one of its Affiliates with respect to the Products or the Product Expansions, or the manufacture, use, research, development, marketing, distribution or sale thereof, including the Marketing Authorisations;

“Product Expansion Applications” means all of the applications or planned applications for Product Expansions set out in Schedule 1 including those listed in the column “Product Expansion Applications” in Part 1 of Schedule 1, with each individual application being a “Product Expansion Application”;

“Product Expansion” means in relation to any Product:

(i)	the expansion of the indications or formulations for such Product for use as monotherapy; and

(ii)	the expansion of the indications or formulations for such Product for use in combination with any other compound including without limitation those set out in Part 2 of Schedule 1 but excluding any Seller Combination Compounds;

“Product Filings” means all filings, written representations, declarations, listings, registrations, reports or submissions with or to any Governmental Entity, including adverse event reports and all submitted data relating to each Product;

“Product Intellectual Property Rights” means all Intellectual Property Rights related to, or used, or held for use in connection with the Products or the manufacture, use, research, development, marketing, distribution or sale thereof, including for the avoidance of doubt, the OBM Intellectual Property Rights;

“Product Liabilities” means any Liability arising out of, relating to or resulting from actual or alleged harm, injury, damage or death to persons in connection with the use of any product (including in any clinical trial or study);

“Product Partners” means any third parties which pursuant to a Contract with the Seller or any Affiliate of the Seller co-develop, co-promote, co-market, or otherwise have a licence or other right to research, develop, manufacture, promote, distribute, market, or sell any Product, including all manufacturers and suppliers of any such Product;

“Products” means the products set out under the heading “Products” in Part 1 of Schedule 1 (but excluding the Divested Zofran Product);

“Products-Only Tender” means any Tender that relates solely to the Products;

“Proprietary Information” means all confidential and proprietary information of the Seller or its Affiliates that is Exclusively Related to the Business, including confidential Medical Information confidential Know-How and confidential Commercial Information;

“Purchaser’s Group” means the Purchaser and its Affiliates from time to time, and includes the Company with effect from Closing;

“Purchaser’s Lawyers” means Freshfields Bruckhaus Deringer LLP of 65 Fleet Street, London EC4Y 1HS, United Kingdom;

“Purchaser Tax Indemnity” has the meaning given to it in Schedule 18;

“Quality Agreement” means the agreement between the Seller and the Purchaser, to be entered into at Closing, in respect of regulatory compliance and product safety and quality with respect to the manufacture of the Products;

“Rebate” means any amount payable or repayable to customers or Governmental Entities in respect of a contractual rebate or other rebate including under applicable Healthcare Laws (or under similar laws or regulations) due on sales of the Products;

“Reduction Amount” has the meaning given to it in Clause 6.3;

“Registered Business Product Intellectual Property Rights” means all Business Product Intellectual Property Rights that are Registered Intellectual Property Rights, including those set out at Part 1 of Schedule 2;

“Registered Intellectual Property Product Rights” means all Registered Business Product Intellectual Property Rights, Registered Licensed Product Intellectual Property Rights and Registered Shared Product Intellectual Property Rights;

“Registered Intellectual Property Rights” means Intellectual Property Rights that are registered, issued, filed, or applied for under the authority of any Governmental Entity;

“Registered Licensed Product Intellectual Property Rights” means all Licensed Product Intellectual Property Rights that are Registered Intellectual Property Rights;

“Registered Owned Product Intellectual Property Rights” means all Owned Product Intellectual Property Rights that are Registered Intellectual Property Rights, including those set out at Part 1 of Schedule 2;

“Registered Shared Product Intellectual Property Rights” means all Shared Product Intellectual Property Rights that are Registered Intellectual Property Rights;

“Registered Transferred Product Intellectual Property Rights” means all Transferred Product Intellectual Property Rights that are Registered Intellectual Property Rights, including those set out at Part 1 of Schedule 2;

“Regulation” has the meaning given to it in Clause 4.1.1;

“Relevant Development Product” has the meaning given to it in Clause 8.12;

“Relevant Employees” means the Employees immediately prior to the Closing Date and “Relevant Employee” means any one of them;

“Relevant Employers” means the Sellers and such other members of the Seller’s Group who employ the Relevant Employees;

“Relevant Part” means the relevant part of the Shared Business Contracts which relates exclusively to the Business (or the relevant part of the Business that is transferred to the Purchaser at Closing);

“Relevant Pension and Employment Liability” means (i) any Liabilities assumed by the Purchaser or a member of the Purchaser’s Group as contemplated by Schedule 8; and (ii) any Transferred Employee Benefit Liabilities (as defined in Schedule 9) which the Purchaser agrees to assume in accordance with Schedule 9;

“Relevant Period” means the period of two years prior to the date of this Agreement;

“Relevant Purchaser Business” has the meaning given to it in Clause 4.1.12;

“Relevant Working Day” means a normal working day in the relevant jurisdiction and excludes a Saturday or Sunday or a public holiday in the relevant jurisdiction;

“Reporting Accountants” means the London office of Ernst & Young or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, the London office of Deloitte or, if that firm is also unable or unwilling to act in any matter referred to them under this Agreement, an internationally recognised and independent firm of accountants who does not act as auditor to the Seller or the Purchaser, to be agreed by the Seller and the Purchaser within seven days of a notice by one to the other requiring such agreement or, failing such agreement, to be nominated on the application of either of them by or on behalf of the Institute of Chartered Accountants of England and Wales;

“Representatives” means, in relation to any party, any of its and/or any other member of the Purchaser’s Group’s or Seller’s Group’s directors, officers, employees, agents, representatives, bankers, auditors, accountants, financial advisers, legal advisers and any other professional advisers;

“Required Notifications” has the meaning given to it in Clause 4.2.1;

“Restricted Group Employee” means any Transferred Employee who is at or above grade GG5 or GJFA3 (or in either case the Purchaser’s equivalent from time to time);

“Royalty” means any royalty payable in respect of sales of the Products;

[***]

“Sanctions Law” has the meaning given to it in paragraph 7 of Schedule 14;

“Seller Allowance, Rebate and Royalty Amount” means any Allowance, Rebate or Royalty payable after the Effective Time by the Purchaser or any member of the Purchaser’s Group, to the extent it relates to the sales of any Products made prior to the Effective Time;

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

“Seller Articles of Association” means the articles of association of the Seller in force and effect from time to time;

“Seller Combination Compounds” means any compounds owned by the Seller or a member of the Seller’s Group (other than a Product) which are used in combination with the Products;

“Seller Marks” means any Trademark of the Seller containing the marks listed in Schedule 23;

“Seller OBM Rights” has the meaning given to it in Clause 2.3.1(x);

“Seller Pipeline” means:

(i)	any research and development activities relating to any compound (other than the Products) at any stage of development by or on behalf of the Seller that is not yet approved for marketing for use in humans and all assets, rights and contracts relating to those activities (except where those assets, rights and contracts relate to the Products, save in relation to (ii) below); and

(ii)	subject to Clause 8.5.3, assets, rights and contracts relating to pre-clinical research which do not relate exclusively to the Products;

“Seller Partner” shall mean any counterparty to a development, contract research, commercialisation, manufacturing, distribution, sales, marketing, supply, consulting or other collaboration Contract with the Seller or any Affiliate of the Seller;

“Seller Shareholder Meeting” has the meaning given to it in Clause 4.1.8;

“Seller Shareholder Resolution” has the meaning given to it in Clause 4.1.8;

“Seller Shareholders” means the holders of ordinary shares in the capital of the Seller from time to time;

“Seller’s Group” means the Seller and its Affiliates from time to time but excluding from Closing, the Company;

“Seller’s Group Insurance Policies” means all insurance policies (whether under policies maintained with third party insurers or any member of the Seller’s Group) maintained by the Seller or any member of the Seller’s Group in relation to the Business or under which, immediately prior to Closing, the Seller or any member of the Seller’s Group in relation to the Business is entitled to any benefit, and “Seller’s Group Insurance Policy” means any one of them;

“Seller’s Group Retained Business” means all businesses of the Seller’s Group, including the manufacture and/or supply of the Divested Zofran Product pursuant to the Aspen Agreements, but excluding the Business;

“Seller’s Indian Business” means that part of the Business conducted by any member of the Seller’s Group in the Republic of India;

“Seller’s Intra-Group Licence Agreement” means the:

(i)	licence agreement, effective from 31 December 2012, between GlaxoSmithKline LLC and GlaxoSmithKline Intellectual Property (No. 2) Limited relating to the Group 4 Sold ROW Entrepreneurial Rights (as defined in such Seller’s Intra-Group Licence Agreement);

(ii)	licence agreement, effective from 31 December 2012, between GlaxoSmithKline LLC, GlaxoSmithKline Intellectual Property Holdings Limited and GlaxoSmithKline Intellectual Property (No. 2) Limited relating to the Group 4 Contributed Entrepreneurial Rights (as defined in such Seller’s Intra-Group Licence Agreement);

(iii)	licence agreement, effective from 31 December 2012, between GlaxoSmithKline LLC, GlaxoSmithKline Intellectual Property Holdings Limited and GlaxoSmithKline Intellectual Property (No. 2) Limited relating to the Group 4 Licensed ROW Entrepreneurial Rights (as defined in such Seller’s Intra-Group Licence Agreement);

(iv)	licence agreement, effective from 31 December 2012, between Glaxo Group Limited and GlaxoSmithKline Intellectual Property Management Limited relating to the Group 2 Entrepreneurial Rights (as defined in such Seller’s Intra-Group Licence Agreement);

(v)	licence agreement between SmithKline Beecham Corporation (now known as GlaxoSmithKline LLC) and SmithKline Beecham (Cork) Limited (which assigned its rights to GlaxoSmithKline Consumer Healthcare Ireland IP Limited, effective from 26 January 2015) with an effective date of 1 January 1997 relating to Hycamtin; and

(vi)	licence agreement, effective from 31 December 2012, between Glaxo Group Limited and GlaxoSmithKline Intellectual Property Limited relating to the Non-Partnership Asset Entrepreneurial Rights (as defined in such Seller’s Intra-Group Licence Agreement)

and “Seller’s Intra-Group Licence Agreements” in the plural;

“Seller’s Knowledge” has the meaning given to it in Clause 9.1.4;

“Seller’s Lawyers” means Slaughter and May of One Bunhill Row, London EC1Y 8YY;

“Seller’s Warranties” means the warranties given by the Seller pursuant to Clause 9.1 and Schedule 14, and “Seller’s Warranty” means any one of them;

“Separation” has the meaning given to it in paragraph 3.4 of Schedule 7;

“Service Provider” means an Associated Person who is a legal person;

“Share” means the entire issued share capital of the Company;

“Share Consideration” means an amount equal to the product of:

(x) the Headline Amount less the aggregate of the Business Consideration, the amount of the Company Intra-Group Debt and any Employee Benefit Indemnification Amount; and

(y) 100 divided by 100.5;

“Share Seller” means Glaxo Group Limited, a company incorporated in England and Wales with registered number 00305979;

“Shared Business Contracts” means any Contract which relates both:

(i)	to the Business or any part of the Business to be transferred to the Purchaser at Closing; and

(ii)	to any part of the Seller’s Group Retained Business, any product other than the Products, or any Excluded Asset,

and to which a member of the Seller’s Group is a party or in respect of which a member of the Seller’s Group has any right, liability or obligation at Closing (including, for the avoidance of doubt, the Zofran Trade Mark and Domain Name Licence and the Multi Basket Tenders) and “Shared Business Contract” shall mean any of them;

“Shared Product Intellectual Property Rights” means all Intellectual Property Rights which shall be licensed to the Purchaser pursuant to the Oncology Intellectual Property Licence Agreement;

“Six-Month LIBOR” means the London interbank offered rate, being the interest rate offered in the London inter-bank market for six month US dollar deposits as displayed on page LIBOR01 of the Reuters screen at 11 a.m. (London) on the second Business Day prior to the date on which the Reduction Amount becomes payable;

[***]

“Stamp Duty Amount” means an amount equal to 0.5% of the Share Consideration;

“Target Asset Agreements” has the meaning given to it in the Implementation Agreement;

“Taxation” or “Tax” has the meaning given to it in the Company Tax Indemnity;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Tax Group” has the meaning given to it in the Company Tax Indemnity;

“Tax Return” has the meaning given to it in the Company Tax Indemnity;

“Tax Warranties” means the Seller’s Warranties set out in paragraph 11 of Schedule 14;

“Tenders” means any Contracts or arrangements to which a member of the Seller’s Group is a party (itself or through an agent) with a third party, entered into following a call for a tender by the relevant third party, for the supply by the Seller’s Group of

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

products, including the Products in a Market pursuant to which Products may be sold after Closing;

“Third Party Claim” has the meaning given to it in Clause 11.4;

“Third Party Consents” means all consents, licences, approvals, permits, authorisations or waivers required from third parties:

(i)	in connection with any step of the Pre-Closing Products Reorganisation; and

(ii)	for the assignment or transfer to the Purchaser or any member of the Purchaser’s Group of any of the Transferred Contracts, Transferred Intellectual Property Contracts (but excluding until the OBM Transfer Date, the OBM Intellectual Property Contracts), Co-Owned Transferred Product Intellectual Property Rights, or Shared Business Contracts,

and “Third Party Consent” means any one of them;

“Time-Limited Excluded Liability” means an Excluded Liability which is:

(i)	a Contracts Liability; or

(ii)	a Commercial Practices Liability;

“Trademarks” means trademarks, service marks, trade names, certification marks, service names, industrial designs, brand names, brand marks, trade dress rights, identifying symbols, logos, emblems, and signs or insignia;

“Transaction” has the meaning given to it in Clause 4.1.1;

“Transfer Regulations” means the relevant national measure by which the employment of a Relevant Employee automatically transfers to the Purchaser or a relevant member of the Purchaser’s Group;

“Transferred Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) to the extent of, or maintained predominantly for, the Business by the Seller’s Group (other than emails), including (without limitation) all books, records and other materials relating to the research, development and pre-clinical trials for each of the Products and the Product Expansions but excluding:

(i)	any such items to the extent that: (A) they are related to any Excluded Assets or Excluded Liabilities, (B) they are related to any corporate, Tax, human resources or stockholder matters of the Seller or its Affiliates, (C) any Applicable Law prohibits their transfer, (D) any transfer thereof otherwise would subject the Seller or any of its Affiliates to any material liability or (E) they are retained by the Seller in accordance with Clause 8.8.2;

(ii)	any laboratory notebooks to the extent containing research and development information unrelated to the Business;

(iii)	in relation to Products other than the Key Products, any books and records that are more than 5 years old containing, in whole or in part, research and development information (other than any laboratory notebooks, books or records described in this paragraph (iii) that are maintained for the Business by the Seller’s Group); and

(iv)	any books and records (including but not limited to the content of any personnel files) kept by the Seller’s Group relating to the employment of the Transferred Employees with the Seller’s Group;

“Transferred Contracts” means Contracts (other than the Transferred Intellectual Property Contracts) that (i) are listed in Part 2 of Schedule 2 or (ii) are between the Seller or a member of the Seller’s Group on the one hand and any third party on the other hand and are Exclusively Related to the Business (including, without limitation, Products-Only Tenders), but excluding the Excluded Contracts, this Agreement and any Ancillary Agreement;

“Transferred Employees” means (i) the Relevant Employees to whom the Purchaser (or a member of the Purchaser’s Group) offers employment and who accept such employment and become employed by the Purchaser (or a member of the Purchaser’s Group) in accordance with Schedule 8; and (ii) any Relevant Employees who transfer to the Purchaser (or a member of the Purchaser’s Group) by operation of the Transfer Regulations and do not object to such transfer (to the extent permitted by the Transfer Regulations) in accordance with Schedule 8; and “Transferred Employee” means any one of them;

“Transferred Intellectual Property Contracts” means Contracts relating to Intellectual Property Rights Exclusively Related to the Business that are between the Seller or a member of the Seller’s Group on the one hand and any third party on the other hand including any such Contracts set out in Part 2 of Schedule 2 and including, for the avoidance of doubt, the OBM Intellectual Property Contracts;

“Transferred Product Intellectual Property Rights” means the Intellectual Property Rights listed at Part 1A of Schedule 2 (except where such Intellectual Property Rights are Owned Product Intellectual Property Rights) and all other Intellectual Property Rights Exclusively Related to the Business and owned by any member of the Seller’s Group (other than the Company), including the Registered Transferred Product Intellectual Property Rights, the OBM Intellectual Property Rights, and, for the avoidance of doubt, excluding any Intellectual Property Rights in Seller Combination Compounds;

“Transitional Services Agreement” means the transitional services agreement to be entered into between the Seller or its Affiliate and the Purchaser or its Affiliate at Closing (and each local agreement entered into pursuant to such transitional services agreement) on terms consistent with the heads of terms in the Agreed Terms;

“Transitional Distribution Services Agreement” means the transitional distribution services agreement to be entered into between the Seller or its Affiliate and the Purchaser or its Affiliate at Closing (and each local agreement entered into pursuant to such transitional distribution services agreement) on terms consistent with the heads of terms in the Agreed Terms;

“Ukraine Business” has the meaning given to it in Schedule 25;

“US Benefit Plans” means all United States “employee benefit plans” (within the meaning of section 3(3) of ERISA), severance, change in control or employment, vacation, incentive, bonus, stock option, stock purchase, or restricted stock plans, programmes, agreements or policies benefiting the Employees;

“Vaccines Sale and Purchase Agreement” means the sale and purchase agreement dated the date of this Agreement (as amended) between the Purchaser and the Seller relating to the sale and purchase of the Purchaser’s vaccines business;

“VAT” means within the European Union such Taxation as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC and outside the European Union any Taxation levied by reference to added value or sales;

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 of the United States; and

“Zofran Trade Mark and Domain Name Licence” means the trade mark and domain name licence agreement dated 30 November 2012 (as amended from time to time) between (i) Glaxo Group Limited; (ii) SmithKline Beecham (Australia) Pty Limited; (iii) GlaxoSmithKline Australia Pty Limited (together, as licensors); (iv) GlaxoSmithKline Intellectual Property Management Limited and (v) Aspen Global Incorporated (as licensee), relating to the licensing of certain Intellectual Property Rights in Australia.

1.2	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	References to persons and companies

References to:

1.3.1	a person include any individual, company, partnership or unincorporated association (whether or not having separate legal personality); and

1.3.2	a company include any company, corporation or any body corporate, wherever incorporated.

1.4	Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.5	Reference to documents

References to any document (including this Agreement), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.

1.6	References to enactments

Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references (i) to that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made before or after the date of this Agreement under that enactment as amended, consolidated or re-enacted as described in paragraph (i) or (ii) above, except to the extent that any of the matters referred to in paragraphs (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Seller or Purchaser under this Agreement.

1.7	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.8	References to “indemnify”

Unless specified to the contrary, references to “indemnify” and “indemnifying” any person against any circumstance include indemnifying and holding that person harmless on an after-Tax basis and:

1.8.1	references to the Purchaser indemnifying each member of the Seller’s Group shall constitute undertakings by the Purchaser to the Seller for itself and on behalf of each other member of the Seller’s Group;

1.8.2	references to the Seller indemnifying each member of the Purchaser’s Group shall constitute undertakings by the Seller to the Purchaser for itself and on behalf of each other member of the Purchaser’s Group;

1.8.3	to the extent that the obligation to indemnify relates to the Share, the Company or any assets or liabilities transferred by a Business Seller or the Share Seller (as the case may be) to a member of the Purchaser’s Group pursuant to this Agreement, references to the Seller indemnifying the Purchaser and references to the Seller indemnifying the Purchaser or any member of the Purchaser’s Group shall constitute undertakings by the Seller to indemnify or procure indemnification of the relevant purchaser of the assets or liabilities or the Share transferred or to be transferred by that Business Seller or the Share Seller or the Company, and references to the Purchaser indemnifying the Seller and references to the Purchaser indemnifying the Seller and each member of the Seller’s Group shall constitute undertakings by the Purchaser to indemnify or procure the indemnification of the relevant member of the Seller’s Group; and

1.8.4	where under the terms of this Agreement one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or any member of any group or consolidation of which it forms part for VAT purposes, subject to that party using reasonable endeavours to recover or procure recovery of such amount of VAT as may be practicable.

For the purposes of this Clause, indemnifying and holding harmless a person on an “after-Tax basis” means that the amount payable pursuant to the indemnity (the “Payment”) shall be calculated in such a manner as will ensure that, after taking into account:

(i)	any Tax required to be deducted or withheld from the Payment and any additional amounts required to be paid by the payer of the Payment in consequence of such withholding;

(ii)	the amount and timing of any additional Tax which becomes (or would, but for the use of any credit or other relief which would otherwise have been available to reduce the Tax liabilities of any member of the Seller’s Group (or a member of the Purchaser’s Group, as the case may be), have become) payable by the recipient of the Payment (or a member of the Seller’s Group or the Purchaser’s Group, as the case may be) as a result of the Payments being subject to Tax in the hands of that person; and

(iii)	the amount and timing of any Tax benefit which is obtained by the recipient of the Payment (or a member of the Seller’s Group or the Purchaser’s Group, as the case may be) to the extent that such Tax benefit is attributable to the matter giving rise to the indemnity payment or to the receipt of the Payment, which amount and timing is to be determined by the auditors of the recipient at the shared expense of both relevant parties and is to be certified as such to the party making the Payment, the recipient of the Payment is in no better and no worse after Tax position as that in which it would have been if the matter giving rise to the indemnity payment had not occurred, provided that if either party to this Agreement shall have assigned or novated the benefit of this Agreement in whole or in part or shall, after the date of this Agreement, have changed its Tax residence or the permanent establishment to which the rights under this Agreement are allocated then no Payment to that party shall be increased by reason of the operation of paragraphs (i) to (iii) above to any greater extent than would have been the case had no such assignment, novation or change taken place.

1.9	References to wholly or substantially in the Business

References to “wholly or substantially in the Business” in relation to any employee employed by a member of the Seller’s Group means that such employee spends more than 70 per cent. of their time working in the Business at the relevant time.

1.10	Legal terms

References to any English legal term shall, in respect of any jurisdiction other than England and Wales, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.11	Non-limiting effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.12	Currency conversion

Other than in relation to conversion of the Company Intra-Group Debt, where the provisions of Clause 1.13 shall apply, any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. For the purposes of this Clause:

“Conversion Rate” means the spot reference rate for a transaction between the two currencies in question as quoted by the European Central Bank on the Business Day immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted;

“Relevant Date” means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made, save that, for the following purposes, the date shall mean:

(i)	for the purposes of Clause 5, the date of this Agreement;

(ii)	for the purposes of Clause 10, the date of this Agreement; and

(iii)	for the purposes of the monetary amounts set out in Schedule 14, the date of this Agreement.

1.13	US$ Spot Rate

1.13.1	For the purposes of Clause 6.3.2, the amount of the Company Intra-Group Debt shall be converted from sterling to US$ at the spot rate of exchange for sterling into US$ available as soon as possible after 04:00 am GMT on the Closing Date on the Bloomberg screen (the Intraday Chart) or where no such US$ rate is available for such date, at the rate quoted by Barclays Bank on such date.

1.13.2	For the purposes of Clause 6.3.9, the estimate of the amount of the Company Intra-Group Debt shall be converted from sterling to US$ at the spot rate of exchange for sterling into US$ available as soon as possible after 04:00 am GMT on the date on which such estimate is to be given on the Bloomberg screen (the Intraday Chart) or where no such US$ rate is available for such date, at the rate quoted by Barclays Bank on such date.

2.	Sale and Purchase of the Business

2.1	Sale and Purchase of the Business

On and subject to the terms of this Agreement:

2.1.1	the Seller shall procure that the Business Sellers shall sell and assign that part of the Business which is not carried on by the Company immediately before Closing; and

2.1.2	the Seller shall procure that the Share Seller shall sell the Share in accordance with Clause 2.2;

2.1.3	the Purchaser shall purchase and accept, or procure the purchase and acceptance by one or more other members of the Purchaser’s Group of that part of the Business which is not carried on by the Company immediately before Closing; and

2.1.4	the Purchaser shall purchase and accept, or procure the purchase and acceptance by another member of the Purchaser’s Group of, the Share,

such that the Seller shall directly or indirectly relinquish and the Purchaser shall directly or indirectly acquire the Business as a going concern.

2.2	Sale of the Share

2.2.1	The Seller shall procure that:

(i)	the Share Seller shall sell the Share with Full Title Guarantee free from Encumbrances and together with all rights and advantages attaching to it as at Closing (including the right to receive all dividends or distributions declared, made or paid on or after Closing); and

(ii)	on or prior to Closing, any and all rights of pre-emption over the Share and the equity interests in any subsidiaries are waived irrevocably by the person entitled thereto.

2.2.2	If the Seller notifies the Purchaser under paragraph 4, Part 1 of Schedule 18 that it no longer wishes to proceed with the Pre-Closing Product Reorganisation, then:

(i)	the provisions of sub-Clauses 2.1.2, 2.1.4 and 2.2.1 shall cease to have effect; and

(ii)	the parties acknowledge that amendments to this Agreement will be required to give effect to that notice such that, subject to any other amendments that may be agreed by the parties that are not required to implement the Pre-Closing Product Reorganisation, the provisions of this Agreement will be the same as they were after it was amended and restated on 29 May 2014.

2.3	The Business, the Excluded Assets, the Assumed Liabilities and the Excluded Liabilities

2.3.1	The Assets to be sold under this Agreement, which shall be sold with Full Title Guarantee (save in respect of the Abandoned Patents and the Transferred Product Intellectual Property Rights) and free from Encumbrances other than Permitted Encumbrances shall be:

(i)	the Transferred Books and Records;

(ii)	the Transferred Product Intellectual Property Rights (but excluding, until the OBM Transfer Date, the OBM Intellectual Property Rights);

(iii)	subject to and in accordance with Schedule 7, the Transferred Contracts, the Transferred Intellectual Property Contracts (but excluding, until the OBM Transfer Date, the OBM Intellectual Property Contracts Rights), Co-Owned Transferred Product Intellectual Property Rights and if elected by the Purchaser in accordance with paragraph 3 of Schedule 7, the Relevant Parts of any Shared Business Contracts;

(iv)	subject to and in accordance with Schedule 6, all Product Approvals (other than those relating to manufacturing), Product Expansions and all other permits, licences, certificates, registrations, marketing or other authorisations or consents issued by a Governmental Entity Exclusively Related to the Business;

(v)	subject to and in accordance with Schedule 6, all Marketing Authorisation Data;

(vi)	all Commercial Information;

(vii)	all Medical Information;

(viii)	all rights of the Purchaser or a member of the Purchaser’s Group as contemplated by Schedule 8 and Schedule 9;

(ix)	the Business Goodwill;

(x)	with effect from the OBM Transfer Date, the rights of the Seller (or any member of the Seller’s Group) in the Ofatumumab Biological Materials (the “Seller OBM Rights”); and

(xi)	all other property, rights and assets owned or held by any member of the Seller’s Group and Exclusively Related to the Business at Closing (other than any property, rights and assets of the Business Sellers or the Company expressly excluded from the sale under this Agreement).

2.3.2	There shall be excluded from the sale of the Business under this Agreement the following:

(i)	the Seller’s Group Retained Business, including the Seller Pipeline, any Manufacturing, and any equipment, machinery, spare parts, tools and other tangible property used by the Seller’s Group for Manufacturing products or in connection with the research and development of the Products or the Product Expansions and any rights or property related to the Seller Combination Compounds (save for, until the OBM Transfer Date, the Ofatumumab Biological Materials);

(ii)	any Intellectual Property Right that is not a Business Product Intellectual Property Right, and any Contract relating to Intellectual Property Rights that is not a Transferred Intellectual Property Contract or the Relevant Part of a Shared Business Contract;

(iii)	the Seller Marks;

(iv)	any product and any permits, licences, certificates, registrations, marketing or other authorisations or consents issued by any Governmental Entity in respect of any products, or any applications therefor, other than the Products, Product Approvals and Product Expansion Applications;

(v)	the In-Market Inventory;

(vi)	any Information Technology;

(vii)	all cash, marketable securities and negotiable instruments, and all other cash equivalents, of the Seller and its Affiliates, other than the Share and the Permitted Cash Receivable;

(viii)	all real property and any leases therefor and interests therein, together with all buildings, fixtures, and improvements erected thereon;

(ix)	the company seal, minute books, charter documents, stock or equity record books and such other books and records pertaining to the Seller or its Affiliates other than the Company, as well as any other records or material relating to the Seller or its Affiliates generally and not involving or related to the Business;

(x)	any right of the Seller or its Affiliates to be indemnified in respect of Assumed Liabilities;

(xi)	all Tax assets (including Tax refunds and prepayments) other than those of the Company;

(xii)	all Tax Returns of the Seller’s Group other than the Company and all books and records (including working papers) related thereto;

(xiii)	any rights in respect of any insurance policies of the Seller’s Group as provided in Clause 14;

(xiv)	any rights in respect of Pre-Closing Receivables;

(xv)	any equity interest in any person other than the Company;

(xvi)	the Excluded Contracts;

(xvii)	the China Marketing Authorisations; and

(xviii)	all rights of the Seller’s Group under this Agreement and the Ancillary Agreements.

2.3.3	The Seller agrees to procure the transfer (to the extent it is able so to do) and the Purchaser agrees to accept (or procure the acceptance by another member of the Purchaser’s Group of) the transfer of, and to assume, duly and punctually pay, satisfy, discharge, perform or fulfil (or procure that another member of the Purchaser’s Group will assume, duly and punctually pay, satisfy, discharge, perform or fulfil) the Assumed Liabilities with effect from Closing.

2.3.4	Clause 2.3.3 shall not apply to, and the Purchaser shall not be obliged to accept or procure the acceptance by another member of the Purchaser’s Group of the transfer of or to assume, pay, satisfy, discharge, perform or fulfil, or procure that another member of the Purchaser’s Group will assume, duly and punctually pay, satisfy, discharge, perform or fulfil:

(i)	any Excluded Liability; or

(ii)	any Liability to the extent it relates to an Excluded Asset.

2.3.5	The parties acknowledge that the Seller has notified the Purchaser of its intention to carry out the Pre-Closing Product Reorganisation and that the Seller may, at its discretion, carry out the Pre-Closing Product Reorganisation provided that:

(i)	the Seller shall, in good faith, consult with, and take into account the reasonable views of, and any reasonable requests made by the Purchaser in relation to the Pre-Closing Product Reorganisation steps and documents, including any proposals to reduce or avoid Liability or cost being suffered or incurred by any member of the Purchaser’s Group;

(ii)	all fees, costs and expenses of implementing the Pre-Closing Product Reorganisation (or any part thereof) shall be borne by the Seller’s Group (other than the Company); and

(iii)	any modification or amendment of the steps set out in Part 1 of Schedule 18 shall require the prior written consent of the Purchaser, not to be unreasonably withheld or delayed. Without prejudice to any other exercise of a discretion whether or not to give consent, the Purchaser shall not be acting unreasonably if it withholds or delays its consent because it believes in good faith that the modification or amendment would result in exposure of any member of the Purchaser’s Group to any additional cost, loss of benefit or Liability; and

(iv)	for the avoidance of doubt, nothing done or agreed to by the Purchaser to comply with the provisions of this Clause 2.3.5, Clause 2.3.6 and Schedule 18 shall in any respect reduce or restrict any rights the Purchaser or any member of the Purchaser’s Group may have to make a claim against the Seller under Clause 2.3.6, the Company Tax Indemnity or the Purchaser Tax Indemnity.

2.3.6	The Seller undertakes to the Purchaser (for itself and as trustee for each other member of the Purchaser’s Group) that, with effect from Closing, the Seller will indemnify on demand and hold harmless each member of the Purchaser’s Group against and in respect of the loss of any benefit (other than benefits in respect of Tax) and any and all Liabilities (other than Liabilities in respect of Tax), including any and all Liabilities (other than Liabilities in respect of Tax) of any company whose shares are transferred to the Purchaser or a member of the Purchaser’s Group in connection with the Pre-Closing Product Reorganisation, arising in connection with any Pre-Closing Product Reorganisation (or part thereof) including any such loss or Liability that would not have been suffered or incurred had such Pre-Closing Product Reorganisation (or part thereof) not been undertaken.

2.4	Employees and Employee Benefits

2.4.1	The provisions of Schedule 8 shall apply in respect of the Employees.

2.4.2	The provisions of Schedule 9 shall apply in respect of Employee Benefits.

2.5	Local Transfer Documents

2.5.1	On Closing or at such other time as agreed between the parties, the Seller shall procure that the Business Sellers or the Share Seller execute, and the Purchaser shall execute (or procure the execution by one or more other members of the Purchaser’s Group of), such agreements, transfers, conveyances and other documents, as may be required pursuant to the relevant local law and otherwise as may be agreed between the Seller and the Purchaser to implement the transfer of the Business or the Share on Closing subject to the provisions of Schedule 25 (the “Local Transfer Documents” and each, a “Local Transfer Document”). Title shall be transferred by the applicable Local Transfer Document.

2.5.2	To the extent that the provisions of a Local Transfer Document are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement:

(i)	the provisions of this Agreement shall prevail; and

(ii)

so far as permissible under the laws of the relevant jurisdiction, the Seller and the Purchaser shall procure that the provisions of the relevant Local Transfer Document are adjusted, to the extent necessary to give effect to the provisions of this Agreement or, to the extent this is not permissible, the Seller shall indemnify the Purchaser against all Liabilities suffered by the Purchaser or its Affiliates or, as the case may be, the Purchaser shall indemnify the Seller against all Liabilities suffered by the Seller or its Affiliates, in either case through or arising from the inconsistency between the Local Transfer Document and this Agreement or the additional provisions (except to the extent they implement a transfer in accordance with this Agreement).

2.5.3	The Seller shall not, and shall procure that none of its Affiliates shall bring any claim against the Purchaser or any member of the Purchaser’s Group in respect of or based upon the Local Transfer Documents save to the extent necessary to implement any transfer of the Business as contemplated by this Agreement. To the extent that the Seller or a member of the Seller’s Group does bring a claim in breach of this Clause, the Seller shall indemnify the Purchaser and each member of the Purchaser’s Group against all Liabilities which the Purchaser or that member of the Purchaser’s Group may suffer through or arising from the bringing of such a claim.

2.5.4	The Purchaser shall not, and shall procure that none of its Affiliates shall, bring any claim against the Seller or any member of the Seller’s Group in respect of or based upon the Local Transfer Documents save to the extent necessary to implement any transfer of the Business as contemplated by this Agreement. To the extent that the Purchaser or a member of the Purchaser’s Group does bring a claim in breach of this Clause, the Purchaser shall indemnify the Seller and each member of the Seller’s Group against all Liabilities which the Seller or any member of the Seller’s Group may suffer through or arising from the bringing of such a claim.

3.	Amounts Payable

3.1	Consideration

3.1.1	Subject to Clause 3.4.1, the consideration for the purchase of the Business (including the Share) under this Agreement shall be an amount equal to US$16,000,000,000 (the “Headline Amount”) less the Stamp Duty Amount and, if applicable, any Employee Benefit Indemnification Amount paid in accordance with Schedule 9 and any Reduction Amount, and shall include:

(i)	the consideration for the purchase of the Share under this Agreement, being the Share Consideration;

(ii)	the “Business Consideration”, being the consideration for the purchase of that part of the Business not owned directly by the Company as at Closing, as notified by the Seller to the Purchaser 5 Business Days prior to the Closing Date, and for the undertaking given by the Seller in Clause 12.1, and which is subject to Clause 6.3.3; and

(iii)	the amount of the Company Intra-Group Debt.

3.1.2	For the avoidance of doubt, the consideration provided for under Clause 3.1.1 includes the consideration payable in respect of the Delayed Businesses.

3.2	Allocation

The provisions of Schedule 10 shall apply.

3.3	VAT

3.3.1	The provisions of Schedule 11 shall apply.

3.3.2	The Seller and the Purchaser agree that the amount payable in respect of the sales and purchases described in Clause 2.1 above is exclusive of any VAT.

3.3.3	To the extent that VAT is chargeable in respect of those sales and purchases or any part thereof, the Purchaser shall, against delivery of a valid VAT invoice (or equivalent, if any), in addition to any other amount expressed in the Agreement to be payable by the Purchaser, pay or procure the payment to the Seller (on behalf of the relevant Business Seller or the Share Seller as applicable) any amount of any VAT so chargeable for which the Seller (or the relevant member of the Seller’s Group, as the case may be) is liable to account, in accordance with Schedule 11.

3.3.4	The Seller shall indemnify each member of the Purchaser’s Group against any VAT chargeable in connection with the transfer of the Share under this Agreement.

3.4	Treatment of Payments

3.4.1	If any payment is made by a member of the Seller’s Group to a member of the Purchaser’s Group or by a member of the Purchaser’s Group to a member of the Seller’s Group, in either case in respect of any claim under, or for any breach of this Agreement or pursuant to an indemnity (or equivalent covenant to pay) under this Agreement, the payment shall be treated, so far as possible, as an adjustment of the consideration paid by the Purchaser for the Share, the Owned Product Intellectual Property Rights or the Assets to which the payment and/or claim relates under this Agreement and the consideration shall be deemed to be increased or reduced (as applicable) by the amount of such payment.

PROVIDED THAT this Clause 3.4.1 shall not require any amount to be treated as an amount in respect of the Share Consideration or the Business Consideration for the purposes of Clause 16.10 if it would not otherwise have been so treated.

3.4.2	If:

(i)

the payment and/or claim relates to: (A) more than one of the Assets, the Owned Product Intellectual Property Rights and the Share; and/or (B) to more than one Asset or to more than one Owned Product Intellectual Property Right, it shall be allocated in a manner which reflects the impact of the matter to which the payment and/or claim relates, failing which it shall be allocated rateably to the Products concerned by reference to the percentages in which amounts are to be allocated between the Products in accordance with Schedule 10; or

(ii)	the payment and/or claim relates to neither the Share nor any particular Assets or Owned Product Intellectual Property Rights, it shall be allocated rateably to the Products by reference to the percentages in which amounts are to be allocated between the Products in accordance with Schedule 10, and in each case the consideration shall be deemed to have been reduced by the amount of such payment.

4.	Conditions

4.1	Conditions Precedent

The sale and purchase of the Business, including the sale and purchase of the Share, is conditional upon satisfaction or, where applicable, waiver of the following conditions, or their satisfaction subject only to Closing:

4.1.1	to the extent that the proposed acquisition of all or any of the Business (the “Transaction”) either constitutes (or is deemed to constitute under Article 4(5) or Article 5(2))) a concentration with a Community dimension within the meaning of Council Regulation (EC) 139/2004 (as amended) (the “Regulation”) or is to be examined by the European Commission as a result of a decision under Article 22(3) of the Regulation:

(i)	the European Commission taking a decision (or being deemed to have taken a decision) under Article 6(1)(b) or, if the Commission has initiated proceedings pursuant to Article 6(1)(c), under Article 8(1) or 8(2) of the Regulation declaring the Transaction compatible with the common market; or

(ii)	the European Commission taking a decision (or being deemed to have taken a decision) to refer the whole or part of the Transaction to the competent authorities of one or more Member States under Articles 4(4) or 9(3) of the Regulation; and

(a)	each such authority taking a decision with equivalent effect to Clause 4.1.1(i) with respect to those parts of the Transaction referred to it; and

(b)	the European Commission taking any of the decisions under Clause 4.1.1(i) with respect to any part of the Transaction retained by it;

4.1.2	any waiting period (and any extension thereof) under the HSR Act applicable to the Transaction having expired;

4.1.3	to the extent required or otherwise agreed between the parties as appropriate to permit the parties to consummate the Transaction in the jurisdictions listed in Schedule 21, any additional clearances, approvals, waivers, no-action letters and consents having been obtained and any additional waiting periods having expired under applicable antitrust, merger control or foreign investment rules set forth in Schedule 21;

4.1.4	receipt of CFIUS Approval if CFIUS has initiated a review of the transactions contemplated by this Agreement, whether pursuant to Clause 4.2.3 or otherwise;

4.1.5	the unconditional consent of JTI to the assignment to the Purchaser of the rights and obligations of the relevant member of the Seller’s Group under the JTI Agreement having been obtained;

4.1.6	the unconditional consent of Genmab to:

(i)	the assignment to the Purchaser of the rights and obligations of the relevant member of the Seller’s Group under the Genmab Agreement having been obtained; and

(ii)	a waiver of all non-compete provisions in the Genmab Agreement that would otherwise prevent the Purchaser and any member of the Purchaser’s Group from [***] having been obtained;

4.1.7	no Governmental Entity having enacted, issued, promulgated, enforced or entered any Applicable Law or Judgment (whether temporary, preliminary or permanent) that is in effect at the Closing Date and that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions;

4.1.8	the passing at a duly convened and held general meeting of the Seller Shareholders of an ordinary resolution validly approving the Target Asset Agreements (as defined in the Implementation Agreement) and any sale and purchase under the Put Option Agreement (as defined in the Implementation Agreement) in accordance with the Seller Articles of Association, the Listing Rules and all other Applicable Law (such resolution being the “Seller Shareholder Resolution” and such meeting being the “Seller Shareholder Meeting”);

4.1.9	the Purchaser not delivering a Novartis AG Board Certificate (as defined in the Implementation Agreement), in accordance with clause 3 of the Implementation Agreement, prior to the conclusion of the vote on the Seller Shareholder Resolution at the Seller Shareholder Meeting;

4.1.10	there having been no disruption in the Seller Group’s supply chain, for any reason, which has caused a stock out at any of the Seller Group’s relevant distribution centres in a manner which had, or would be reasonably likely to have, a Material Adverse Effect;

4.1.11	each of the other Target Asset Agreements having become unconditional in accordance with its terms (save for any condition in those agreements relating to this Agreement or the other of those agreements having become unconditional); and

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

4.1.12	the Office of Inspector General of the U.S. Department of Health and Human Services (“OIG”) not requiring that:

(i)	the full terms and conditions of the Corporate Integrity Agreement between OIG and GlaxoSmithKline LLC dated on or around 28 June 2012 (the “GSK CIA”); or

(ii)	significant provisions of the GSK CIA which (a) are terms that are not currently applicable to the Relevant Purchaser Business under Novartis Pharmaceutical Corporation’s own Corporate Integrity Agreement with the OIG, and (b) when applied to the Relevant Purchaser Business, would, in the aggregate, reasonably be expected to have an adverse effect on it, shall, by reason of the sale under this Agreement, bind or apply in respect of the Relevant Purchaser Business.

In this Clause 4.1.12, the “Relevant Purchaser Business” means the entire (NPC) business and operations in the United States of the pharmaceuticals division of the Purchaser.

4.2	Responsibility for Satisfaction

4.2.1	The Purchaser and the Seller shall prepare and file the notifications necessary for the fulfilment of the conditions in Clauses 4.1.1 to 4.1.3 (the “Required Notifications”) as soon as reasonably practicable (with notifications under the HSR Act to be filed by 29 May 2014). Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall have primary responsibility for obtaining all consents, approvals or actions of any Governmental Entity which are required in connection with the Required Notifications.

4.2.2	The Purchaser shall be responsible for payment of all filing and other fees and expenses in connection with the Required Notifications and the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3.

4.2.3	CFIUS

(i)	The Seller and the Purchaser shall consult, cooperate and keep each other reasonably informed regarding communications with, and requests for additional information from, CFIUS with respect to the Transaction. The Seller and the Purchaser shall use their respective reasonable best efforts to provide promptly all information that is pursuant to a request by CFIUS.

(ii)

Within 30 calendar days after the execution of this Agreement, any party wishing to submit a formal joint voluntary notice to CFIUS pursuant to 31 C.F.R. Section 800.401, et. seq. (“CFIUS Filing”) shall provide the other party with written notice of its intent to make a

CFIUS Filing (“Election Date”). Prior to making its election to submit a CFIUS Filing, the party wishing to make a CFIUS Filing shall consult in good faith with senior executives of the other party. If neither the Seller nor the Purchaser provides notice to submit a formal joint voluntary notice to CFIUS, a CFIUS Filing will not be made unless requested by CFIUS.

(iii)	If either the Seller or the Purchaser elects to make a CFIUS Filing following the procedures and consultations in Clause 4.2.3(ii) or if CFIUS requires a filing, then:

(a)	the Seller and the Purchaser shall use their respective reasonable best efforts to submit a draft CFIUS Filing no later than 15 Business Days following the Election Date, and a final CFIUS Filing the earlier of (1) five business days after submitting the draft CFIUS filing or (2) five calendar days after the receipt of any comments from CFIUS staff regarding the draft CFIUS Filing.

(b)	the Seller and the Purchaser will provide each other with the reasonable opportunity to review and comment on any information provided to CFIUS to the extent permitted by Applicable Law, with the exception of personal identifier information required under Section 800.402(c)(6)(vi)(B) of the CFIUS regulations, 31 C.F.R.. Competitively sensitive information, or information not related to the transactions contemplated by this Agreement, may be restricted to each party’s external counsel to the extent reasonably considered necessary or advisable by the providing party;

(c)	the Seller and the Purchaser shall each have an opportunity to approve and mutually agree on the joint contents of the CFIUS Filing and shall be jointly responsible for the accuracy of such contents. The Seller and the Purchaser respectively, shall each be responsible for the accuracy of contents of the CFIUS Filing that exclusively relate to itself, its business, and any subsidiaries, parents or other related parties; and

(d)	the Seller and the Purchaser shall use their respective reasonable best efforts to obtain CFIUS Approval as promptly as practicable and shall consult with each other on strategic matters related to obtaining such CFIUS Approval, provided that the Purchaser shall have no obligation to agree to any mitigation or other restrictive provision that could reasonably be considered to have a substantial impact on either the Business or the Purchaser.

4.2.4	The party responsible for satisfaction of each condition pursuant to this Clause 4.2 shall give notice to the other party of the satisfaction of the relevant condition within one Business Day of becoming aware of the same.

4.2.5	The parties shall cooperate with each other in connection with the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3. The parties will consult and cooperate reasonably with one another, consider in good faith the views of one another, and provide to the other party in advance any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals they or their agents make or submit to a Governmental Entity. Without limiting the foregoing, the parties agree to (a) give each other reasonable advance notice of all meetings with any Governmental Entity, (b) give each other an opportunity to participate in each of such meetings, (c) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Entity, (d) if any Governmental Entity initiates a substantive oral communication promptly notify the other party of the substance of such communication, (e) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Entity, (f) provide each other with copies of all written communications to or from any Governmental Entity, and (g) not advance arguments in connection with any regulatory review or litigation proceeding related to this Agreement (other than litigation between the parties) over the objection of the other party that would reasonably be likely to have a significant adverse impact on that other party, provided however, that neither party shall be required to comply with subsection (b) to the extent that the Governmental Entity objects to the participation of a party, or with subsections (e) or (f) to the extent that such disclosure may raise regulatory concerns (in which case, the disclosure may be made on an outside counsel basis).

4.2.6	Subject to sub-Clause 4.2.7 and Applicable Law:

(i)	the parties shall cooperate with each other in connection with the satisfaction of the condition in Clause 4.1.12;

(ii)	the parties will consult and cooperate reasonably with one another, consider in good faith the views of one another, and provide to the other party in advance any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals they or their agents make or submit to the OIG; and

(iii)

without limiting paragraphs (i) and (ii) of this Clause 4.2.6, the parties agree to (a) give each other reasonable advance notice of all meetings with the OIG, (b) consult to determine if it is in the parties’ mutual interest for both parties give each other an opportunity to participate in each of such meetings, (c) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with the OIG, (d) if the OIG initiates a substantive oral communication promptly notify the other party of the substance of such communication, (e) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with the OIG, (f) provide each other with copies of all written communications to or from the OIG, (g) not advance arguments in connection with any regulatory review or litigation proceeding related to this Agreement (other than litigation between the parties) over the objection of the other party that would reasonably be likely to have a significant adverse impact on that other party, and (h) provide each other with such information, documents and data as may be reasonably requested in preparation for any communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with the OIG, provided however, that neither party shall be required to permit the participation of the other party in a meeting with the OIG following the consultation required to comply with subsection (b) to the extent that the parties fail to agree to such mutual participation or the OIG objects to the participation of a party, to comply with subsections (e), (f) or (g) to the extent that such disclosure may raise regulatory concerns (in which case, the disclosure may be made on an outside counsel basis), or permit the disclosure or use of information, documents and data provided under subsection (h) in any communications with the OIG if the providing party reasonably determines that the information is confidential or proprietary and disclosure or use would be reasonably likely to have a significant adverse impact on that party.

4.2.7	The Seller shall not, and shall procure that no member of the Seller’s Group (including but not limited to GlaxoSmithKline LLC) or their directors, officers, employees, agents or advisors shall, make any material or substantive communication or notification to the OIG regarding the Transaction without consulting and taking into account the views of the Purchaser.

4.2.8

The Purchaser shall and, shall cause its Affiliates to, use its reasonable endeavours to procure the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3 as soon as reasonably possible (and, in any event, not later than the Long Stop Date). Notwithstanding any other provision of this Agreement to the contrary, the Purchaser shall and, shall cause its Affiliates to use best endeavours to propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, undertaking, hold separate order, or otherwise, the sale, divestiture, licence or disposition of its LGX818 and MEK162 products in development on a global basis (excluding existing manufacturing capabilities) as may be required or desirable in order to procure the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3 as soon as reasonably possible (and, in any event, not later than the Long Stop Date) and to avoid the commencement of any Action or the issuing of any Decision to prohibit the acquisition or any other transaction contemplated by this Agreement or, if such Action is already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action so as to enable the Closing to occur as soon as reasonably possible (and, in any event, not later than the Long Stop Date). Nothing in this Clause shall require the Purchaser to divest any currently marketed product indicated for use in renal cell carcinoma or any currently marketed Product indicated for use in melanoma, including but not limited to Mekinist, Tafinlar, Votrient and/or Afinitor.

4.2.9	The Seller shall, and shall cause the Seller’s Group, to use its reasonable endeavours to cooperate with the Purchaser in connection with procuring the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3 as soon as reasonably possible (and, in any event, not later than the Long Stop Date), including providing to the Purchaser such information with respect to the Business and the Products as the Purchaser may reasonably require in connection with satisfaction of its obligations under this Clause.

4.2.10	The Purchaser and Seller shall cooperate to confirm, within 21 Business Days from signing of this Agreement, any additional merger notification requirements reasonably required or advisable in respect of the Transaction in jurisdictions beyond those listed in Schedule 21, and shall cooperate with each other, within the meaning of Clause 4.2.5, in achieving any additional clearances, approvals, consents, waivers, no- action letters or waiting period expirations in such jurisdictions. For the avoidance of doubt, Closing shall not be conditional upon such additional clearances, approvals and consents or waiting period expirations.

4.2.11	The Purchaser and Seller shall cooperate, within the meaning of Clause 4.2.5, and use reasonable endeavours to ensure that no Governmental Entity shall enact, issue, promulgate, enforce or enter any Applicable Law or Judgment as contemplated under Clause 4.1.7. In the event that any Governmental Entity enacts, issues, promulgates, enforces or enters any Applicable Law or Judgment as contemplated under Clause 4.1.7, the Seller and the Purchaser shall cooperate and use reasonable endeavours to put in place arrangements that would allow the Transaction to complete to the greatest possible extent in compliance with the relevant Applicable Law or Judgment.

4.2.12	The Seller shall use best efforts to obtain the consents referred to in Clauses 4.1.5 and 4.1.6 prior to the Closing Date. The cost of obtaining such consents shall be borne by the Seller, including any payment or other incentive that may (whether required to be offered or not) be offered to JTI and/or Genmab or any of their respective Affiliates in order to obtain such consents. The Purchaser shall, and shall cause its Affiliates to cooperate with the Seller in connection with obtaining the consents, referred to in Clauses 4.1.5 and 4.1.6 and use its reasonable endeavours to ensure that such conditions are satisfied at Closing, including providing to the Seller such information as the Seller may reasonably require in connection with the satisfaction of its obligations under this Clause 4.2.12.

4.2.13	The Purchaser may at any time waive in whole or in part (and conditionally or unconditionally) the conditions set out in Clauses 4.1.5, 4.1.6, 4.1.10 and 4.1.12 by notice in writing to the Seller.

4.3	Non-Satisfaction by the Long Stop Date

If the conditions in Clause 4.1 are not satisfied (or waived in accordance with Clause 4.2.13) as of 22 October 2015 (the “Long Stop Date”), the Purchaser or the Seller may, in its sole discretion, terminate this Agreement (other than Clauses 1, 13 and 16.2 to 16.15) and no party shall have any claim against the other under it, save for any claim arising from breach of any obligation contained in such Clauses or Clause 4.2. Neither the Seller nor the Purchaser may terminate this Agreement after satisfaction or waiver of the conditions in Clause 4.1, except in accordance with this Agreement.

4.4	Termination

4.4.1	This Agreement may be terminated at any time prior to Closing:

(i)	by written consent of the Seller and the Purchaser;

(ii)	by either the Seller or the Purchaser by notice to the other party in the event that any Judgment restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Clause 4.4 has complied with the terms of the Implementation Agreement and this Agreement in connection with having such Judgment vacated or denied; or

(iii)	by the Purchaser by notice to the Seller if:

(a)	a Material Adverse Effect occurs prior to Closing (which shall include any breach or breaches of Clause 9.1 which alone or together constitute a Material Adverse Effect); or

(b)	the Seller fails to provide a Certificate immediately prior to Closing; or

(iv)	in accordance with the terms of the Implementation Agreement.

4.4.2	This Agreement shall terminate automatically at any time prior to Closing in the event that:

(i)	any other Target Asset Agreement terminates or is terminated in accordance with its terms; or

(ii)	the Novartis Break Fee and/or the GSK Break Fee becomes payable under clause 5.1 or clause 5.8 of the Implementation Agreement, respectively.

4.4.3

Save as provided in this Clause 4, neither party shall be entitled to terminate or rescind this Agreement (whether before or after Closing). If this Agreement is terminated pursuant to this Clause 4.4, this Agreement shall be of no further force and effect and there shall be no further liability under this Agreement or any of the Ancillary Agreements on the part of any party, except that Clauses 1, 13, and 16.2 to 16.15, in each case, to the extent applicable, shall survive any termination.

4.4.4	Nothing in this Clause 4.4 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement prior to termination of this Agreement.

5.	Pre-Closing

5.1	The Seller’s Obligations in Relation to the Business

5.1.1	The Seller undertakes to procure that between the date of this Agreement and Closing, the relevant members of the Seller’s Group shall, so far as permitted by Applicable Law, carry on the Business as carried on by the Seller Group as a going concern in the ordinary course as carried on immediately prior to the date of this Agreement save in so far as agreed in writing by the Purchaser (such consent not to be unreasonably withheld or delayed).

5.1.2	Without prejudice to the generality of Clause 5.1.1 and subject to Clause 5.2, the Seller shall not, in each case with respect to the Business only, between the date of this Agreement and Closing, and shall procure that each member of the Seller’s Group shall not, except as may be required to comply with this Agreement, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), take any of the actions listed in Part 1 of Schedule 19.

5.1.3	Without prejudice to the generality of Clause 5.1.1, the Seller shall, in each case with respect to the Business only: (i) undertake to procure the satisfaction of its obligations listed in paragraph 1, Part 2 of Schedule 19; and (ii) shall, and shall procure that each member of the Seller’s Group shall, between the date of this Agreement and Closing, comply with the requirements of paragraph 2, Part 2 of Schedule 19.

5.2	Exceptions to Seller’s Obligations in Relation to the Conduct of Business

Clause 5.1 shall not operate so as to prevent or restrict:

5.2.1	any matter undertaken by any member of the Seller’s Group to implement any Pre-Closing Product Reorganisation in accordance with Clauses 2.3.5 and 2.3.6;

5.2.2	any action to the extent it is required to be undertaken to comply with Applicable Law; or

5.2.3	any matter reasonably undertaken by any member of the Seller’s Group in an emergency or disaster situation with the intention of minimising any adverse effect of such situation in relation to the Business and where any delay arising by virtue of having to give notice to the Purchaser and await consent would materially prejudice the Business, provided that the Seller shall notify the Purchaser as soon as reasonably practicable of any action taken or proposed to be taken as described in Clause 5.2.3, shall provide to the Purchaser all such information as the Purchaser may reasonably request and shall use reasonable endeavours to consult with the Purchaser in respect of any such action.

5.3	Seller and Purchaser’s Rights and Obligations

5.3.1	Subject to Clause 5.3.2, the parties shall negotiate in good faith to agree definitive and legally binding documentation in respect of each of the Ancillary Agreements for which the heads of terms are in the Agreed Terms, including the Manufacturing and Supply Agreement, on the date of this Agreement, and shall duly execute and deliver such definitive and legally binding documentation in respect of the Ancillary Agreements at Closing.

5.3.2	In the event that the parties are unable to agree definitive and legally binding documentation in respect of an Ancillary Agreement referred to in Clause 5.3.1 by Closing, the parties shall be subject to and shall adhere to the heads of terms in the Agreed Terms for that Ancillary Agreement, which terms shall be legally binding on the parties.

5.3.3	If required by the Seller, the Purchaser shall co-operate with the Seller and the relevant counterparty to procure the grant of a sub-licence or partial assignment of certain rights under the Ofatumumab Agreements to the Seller for use in relation to the Ofatumumab Compound in the Ofatumumab Indications and in the field of autoimmune diseases under the Ofatumumab Intellectual Property Licence or another agreement between the parties, effective from Closing.

5.3.4	If, at any time prior to Closing, the [***] determines that the terms and conditions of the [***] shall not bind or apply (in full or with respect to significant provisions thereof) to the Relevant Purchaser Business, but does determine that they shall bind or apply in any respect to either all or part of the Business or the Employees, then, at any time prior to the date falling 5 Business Days prior to the Closing Date, notwithstanding any provision in this Agreement to the contrary, the Purchaser shall be entitled not to make an offer of employment to any Employee who:

(i)	is not expected to transfer by operation of law to the Purchaser or any member of the Purchaser’s Group on Closing; and

(ii)	is or would reasonably be expected to be a “Covered Person” (as defined in the [***]) or is otherwise subject to or bound by any material obligation or term of the [***] as applied to the Purchaser or any member of the Purchaser’s Group following Closing, and, where no offer of employment with the Purchaser or any member of the Purchaser’s Group is made in accordance with this Clause 5.3.4, such Employee shall remain employed by the Seller or the relevant member of the Seller’s Group on and following Closing.

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

5.3.5	At any time prior to the date falling 18 months after the Closing Date, each relevant member of the Purchaser’s Group shall be entitled to terminate the employment of any Employee:

(i)	whose employment has transferred to the Purchaser or any member of the Purchaser’s Group either by operation of law or by way of offer and acceptance; and

(ii)	who is or would reasonably be expected to be a “Covered Person” (as defined in the [***], as applied to the Purchaser’s Group) or is otherwise subject to or bound by any material obligation or term of the [***] as applied to the Purchaser or any member of the Purchaser’s Group following Closing, if the [***] has determined or determines that the terms and conditions of the [***] shall apply or be binding (in whole or in part) to the Relevant Purchaser Business. The relevant member of the Purchaser’s Group may effect such termination either by giving notice or transferring the Employee to a member of the Seller’s Group by agreement to be concluded between the relevant member of the Purchaser’s Group, the Employee concerned and the relevant member of the Seller’s Group. The Seller shall be responsible for and shall indemnify and keep indemnified the Purchaser (for itself and as trustee for any relevant member of the Purchaser’s Group) against all Liabilities from time to time made, suffered or incurred by the Purchaser (or any other member of the Purchaser’s Group) as a result of:

(iii)	the transfer of employment of such Employee to the Purchaser or any member of the Purchaser’s Group and the employment of such Employee from the Closing Date until the termination of employment of such Employee as referred to in this Clause 5.3.5(iii) (or any other employment liabilities relating to such person); and

(iv)	the termination of such Employee’s employment.

5.3.6	Prior to Closing, the Seller shall be entitled to take and retain a full set of copies of the Ofatumumab Indications Data for use in accordance with the Ofatumumab Intellectual Property Licence Agreement. For the avoidance of doubt, the Ofatumumab Indications Data constitutes part of the Ofatumumab Licensed IP Rights for the purposes of the Ofatumumab Intellectual Property Licence Agreement (as such term is defined in the Ofatumumab Intellectual Property Licence Agreement).

6.	Closing

6.1	Date and Place

Save as otherwise provided in this Agreement (including Schedule 25), Closing shall take place simultaneously with closing under the other Target Asset Agreements at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS (other than in respect of any Local Transfer Documents agreed between the parties to be executed in another jurisdiction) on the last

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Business Day of the month in which fulfilment or waiver of the last of the condition(s) set out in Clause 4.1 to be fulfilled or waived takes place, except that:

6.1.1	where the last day of such month is not a Business Day, Closing shall instead take place on the first Business Day of the following month; and

6.1.2	where less than five Business Days remain between such fulfilment or waiver and the last Business Day of the month, Closing shall take place:

(i)	on the last Business Day of the following month;

(ii)	where the last day of such month is not a Business Day, Closing shall instead take place on the first Business Day of the month following the month referred to in Clause 6.1.2(i); or

(iii)	at such other location, time or date as may be agreed between the Purchaser and the Seller in writing, provided that:

(a)	Closing shall not take place and shall not be effective in any circumstances unless closing also takes place under and in accordance with the terms of the other Target Asset Agreements at the same time; and

(b)	in determining the date on which the last of the conditions set out in Clause 4.1 is fulfilled or waived, the date shall be the date on which the last of the conditions set out in Clauses 4.1.1, 4.1.2, 4.1.3, 4.1.4, 4.1.5, 4.1.6, 4.1.8, 4.1.9 and 4.1.11 is fulfilled or waived unless any of the conditions set out in Clauses 4.1.7, 4.1.10 and 4.1.12 is not fulfilled or waived on that date, in which case the date shall then be the first following date on which all of the conditions set out in Clauses 4.1.7, 4.1.10 and 4.1.12 are fulfilled or waived.

6.2	Closing Events

6.2.1	On Closing, but subject to the provisions of Schedule 25, the parties shall comply with their respective obligations specified in Schedule 12. The Seller may waive some or all of the obligations of the Purchaser as set out in Schedule 12 and the Purchaser may waive some or all of the obligations of the Seller as set out in Schedule 12.

6.2.2	The parties acknowledge that the transfer of Product Approvals to the Purchaser or other members of the Purchaser’s Group may be subject to the approval of applicable Governmental Entities, and that, notwithstanding anything in this Agreement to the contrary, each Product Approval shall continue to be held by the relevant member of the Seller’s Group from the Closing Date until the relevant PA Transfer Date.

6.2.3	The parties shall perform their respective obligations with respect to:

(i)	the transfer of the Product Approvals as set out in Schedule 6;

(ii)	the transfer of Contracts (other than Product Approvals) and the Transferred Intellectual Property Contracts as set out in Schedule 7;

(iii)	to the extent the Purchaser has elected to have the Relevant Part of a Shared Business Contract transferred to it, the separation of each Shared Business Contract as set out in Schedule 7; and

(iv)	the Delayed Businesses as set out in Schedule 25.

6.3	Payment on Closing and the Reduction Amount

6.3.1	Subject to the remainder of this Clause 6.3, on Closing the Purchaser shall pay (for itself and on behalf of each relevant member of the Purchaser’s Group, and in accordance with Clause 16.6):

(i)	an amount in cleared funds to the Seller which is equal to the Headline Amount less the sum of:

(a)	the amount of the Company Intra-Group Debt; and

(b)	any Estimated Employee Benefit Adjustment; and

(c)	any amount to be deducted pursuant to Clause 6.3.6; and

(d)	the Estimated Stamp Duty Amount; and

(ii)	a further amount in cleared funds to the Seller which is equal to the amount of the Company Intra-Group Debt and which shall be applied as provided in paragraph 1.4 of Schedule 12,

such that the total amount to be paid to the Seller and other members of the Seller’s Group on Closing shall be the Headline Amount less the sum of the Estimated Stamp Duty Amount and, if applicable, any Estimated Employee Benefit Adjustment and, if applicable, any amount to be deducted under Clause 6.3.6.

6.3.2	On the Closing Date, as soon as possible after 04:00 a.m. (GMT) on the Closing Date when the US$ Spot Rate becomes available, the Seller shall deliver a written statement to the Purchaser in the form of Schedule 24 setting out the amount of the Company Intra-Group Debt determined using the US$ Spot Rate, provided that such amount shall be no greater than the Headline Amount less the aggregate of the Business Consideration, the Stamp Duty Amount and, if applicable, any Employee Benefit Indemnification Amount (the “Maximum Company Intra-Group Debt Amount”). If, after Closing, it is determined that the amount paid by the Purchaser pursuant to Clause 6.3.1(ii) exceeded the Maximum Company Intra-Group Debt Amount, the Seller shall pay the Purchaser an amount equal to the difference on demand.

6.3.3	The amount of the Business Consideration shall be subject to the following:

(i)	in the event that, by the CombiD Outcome Longstop Date, neither the Category A Outcome nor the Category B Outcome is achieved, the Business Consideration shall be reduced by $1.5 billion; and

(ii)	in the event that, by the CombiD Outcome Longstop Date, the Category A Outcome is not achieved but the Category B Outcome is achieved, the Business Consideration shall be reduced by $1.0 billion,

the amount of any such applicable reduction being the “Reduction Amount”. Clauses 6.3.5 and 6.3.6 below shall apply in respect of any Reduction Amount.

6.3.4	For the avoidance of doubt, in the event that, by the CombiD Outcome Longstop Date, the Category A Outcome is achieved, then (whether or not the Category B Outcome is also achieved) no reduction or adjustment shall be made to the Business Consideration.

6.3.5	In the event that a reduction to the Business Consideration applies under Clause 6.3.3 above and the cause of such reduction occurs at or following 5 Business Days prior to Closing, the Seller shall (against the Purchaser having paid the full amount of the Business Consideration at Closing) repay to the Purchaser:

(i)	an amount equal to the applicable Reduction Amount; and

(ii)	interest on the Reduction Amount at the rate of Six-Month LIBOR, such interest accruing on a daily basis from the Closing Date to (and including) the date of payment of the Reduction Amount by the Seller to the Purchaser.

Any repayment to be made pursuant to this Clause 6.3.5 shall be made within 5 Business Days of the CombiD Outcome Longstop Date, provided that, in circumstances where Conclusion of the CombiD Study has occurred and either or both of (a) the condition in Clause 6.3.7(i)(a) of the Category A Outcome, and (b) the condition in Clause 6.3.7(ii)(a)(A) of the Category B Outcome are no longer capable of satisfaction, any resulting applicable reduction to the Business Consideration shall apply and take effect at (and any payment in respect thereof made within the 5 Business Days following) the time at which the relevant condition or conditions are no longer capable of satisfaction.

6.3.6	In the event that a reduction applies under Clause 6.3.3 above and the cause of such reduction occurs prior to 5 Business Days prior to Closing, the Purchaser shall be entitled to deduct an amount equal to the applicable Reduction Amount from the Business Consideration otherwise payable to the Seller at Closing.

6.3.7	The following terms used in this Clause 6.3 shall have the meaning ascribed below:

(i)	“Category A Outcome” means, in relation to the CombiD Study, all of the following:

(a)	that Statistical Significance is achieved for the Overall Survival Endpoint;

(b)	that the FDA accepts or agrees that Statistical Significance has been achieved for the Overall Survival Endpoint; and

(c)	the absence of a New Material Safety Signal;

(ii)	“Category B Outcome” means both of the following:

(a)	in relation to the CombiD Study, both:

(A)	achievement of a point estimate for the Hazard Ratio (HR) on the Overall Survival Endpoint that is [***] or better (that is, lower than [***]); and

(B)	the absence of a New Material Safety Signal; and

(b)	the FDA not disallowing, within 12 months of Conclusion of the CombiD Study, continued use in the product insert of the claim that the Combination is more efficacious than the constituent mono-therapies;

(iii)	“CombiD Outcome Longstop Date” means the later of (i) the date that is 12 months after Conclusion of the CombiD Study, and (ii) 31 December 2015;

(iv)	“CombiD Study” means the Phase III, randomized, double-blinded study comparing the combination of the BRAF inhibitor, dabrafenib and the MEK inhibitor, trametinib to dabrafenib and placebo as first-line therapy in subjects with unresectable (Stage IIIC) or metastatic (Stage IV) BRAF V600E/K mutation-positive cutaneous melanoma (the “Combination”);

(v)	“Conclusion” means when the Overall Survival Endpoint is analysed and the CombiD Study is closed;

(vi)	“New Material Safety Signal” means a Safety Signal:

(a)	which is identified in the results of the CombiD Study;

(b)	which was not described in the approval of the Combination by the FDA or the respective approvals of the BRAF and MEK components of the Combination; and

(c)	in respect of which, within 12 months of the Conclusion of the CombiD Study, the FDA requires inclusion of a “black box” on the product insert for the Combination, the BRAF inhibitor and the MEK inhibitor;

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

(vii)	“Overall Survival Endpoint” means, as defined in the study protocol for the CombiD Study and the statistical analysis plan agreed with the FDA in respect thereof, the time from randomization until death due to any cause, where:

(a)	all-cause mortality is used and censoring is performed using the date of the last known contact for those who were alive at the time of analysis; and

(b)	overall survival is summarized using the Kaplan-Meier method and treatment comparisons are made using a stratified log rank test (stratified by LDH status and mutation status);

(viii)	“Safety Signal” means information that arises from one or multiple sources that suggests a new, potentially causal association, or a new aspect of a known association, between an intervention and event or set of related events, which is adverse; and

(ix)	“Statistical Significance” means a one-sided p-value less than [***].

6.3.8	Notwithstanding any other provision in this Agreement or any Ancillary Agreement, the parties agree that the CombiD Study shall remain under the control of the Seller until its Conclusion.

6.3.9	By no later than 5 Business Days prior to Closing, the Seller shall notify the Purchaser of:

(i)	any Estimated Employee Benefit Adjustment;

(ii)	the Estimated Business Consideration;

(iii)	the Estimated Company Intra-Group Debt;

(iv)	the Estimated Share Consideration; and

(v)	the Estimated Stamp Duty Amount,

and at the same time provide to the Purchaser reasonable supporting calculations and information to enable the Purchaser to review the basis on which each such amount has been determined.

The Estimated Stamp Duty Amount and the Estimated Employee Benefit Adjustment shall be used for the purposes of calculating the payment to be made pursuant to Clause 6.3.1 such that the total amount to be paid to the Seller and other members of the Seller’s Group on Closing shall be the Headline Amount less the sum of the Estimated Stamp Duty Amount and, if applicable, any Estimated Employee Benefit Adjustment and, if applicable, any amount to be deducted under Clause 6.3.6.

6.3.10

If the Estimated Stamp Duty Amount exceeds the Stamp Duty Amount, the Purchaser shall, as soon as reasonable practicable (and in any event within 5 Business Days) after the date on which the Stamp Duty Amount can be

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

determined, pay to the Seller (by way of payment of consideration due under Clause 3.1.1) an amount equal to the excess. If the Estimated Stamp Duty Amount is less than the Stamp Duty Amount, the provisions of Clause 16.8 shall apply.

6.3.11	The amounts payable in accordance with Clause 6.3.1 shall, in each case, include all amounts payable in respect of the Delayed Businesses.

6.4	Local Payments

The Purchaser shall procure that each relevant Designated Purchaser set out in column 2 of the table in Part 1 of Schedule 28 shall, subject to the terms of the relevant Local Transfer Document (and, for the avoidance of doubt, in partial satisfaction of the amounts payable under Clause 3.1.1), pay to the relevant Business Seller the amount set out against its name in column 4 (each a “Local Payment Amount”) converted into the relevant currency set out in the relevant Local Transfer Document as at the Closing Date, on:

(i)	the date falling 7 days after the Closing Date; or

(ii)	if this is not possible, the date falling 14 days after the Closing Date; or

(iii)	if this is not possible, the date falling 21 days after the Closing Date, or

(iv)	if this is not possible, the date falling 28 days after the Closing Date, or provided that, in any event, all such payments shall be made by no later than the date falling 28 days after the Closing Date.

6.5	Delayed Local Payments

In respect of each Delayed Business, the Purchaser shall procure that each relevant Designated Purchaser set out in column 2 of the table in Part 2 of Schedule 28 shall, subject to the terms of the relevant Local Transfer Document (and, for the avoidance of doubt, in partial satisfaction of the amounts payable under Clause 3.1.1), pay to the relevant Business Seller set out in column 3 the amount set out against its name in column 4 in respect of that Delayed Business (each a “Delayed Local Payment Amount”) converted into the relevant currency set out in the relevant Local Transfer Document as at the relevant Delayed Closing Date, as soon as reasonably practicable following the relevant Delayed Closing Date and, in any event, within 10 Business Days following the relevant Delayed Closing Date, in accordance with the terms of the relevant Local Transfer Document.

6.6	Repayment of Local Payments and Delayed Local Payments

Where a Local Payment Amount or Delayed Local Payment Amount is received by a member of the Seller’s Group pursuant to Clause 6.4 or Clause 6.5, the Seller shall (on behalf of the relevant Business Seller, in accordance with Clause 16.6) pay to the Purchaser in US Dollars an amount equal to such Local Payment Amount or Delayed

Local Payment Amount by way of repayment of all or part (as the case may be) of the amount paid by the Purchaser on behalf of the Designated Purchaser that paid the relevant Local Payment Amount or Delayed Local Payment Amount, so as to ensure that the total amount received by members of the Seller’s Group under Clauses 6.3, 6.4 and 6.5 does not exceed the amount payable under Clause 3.1.1.

6.7	Breach of Closing Obligations

If any party fails to comply with any material obligation in Clause 6.2 or 6.3 or Schedule 12 in relation to Closing, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights or remedies available) by written notice to the Seller or the Purchaser to fix a new date for Closing which, except as agreed by the parties, shall be the last day of the month next ending or, if that day is not a Business Day, the first Business Day falling after that day, in which case the provisions of Schedule 12 shall apply to Closing as so deferred, but provided such deferral may only occur once. In all circumstances Closing shall only occur simultaneously with closing under the other Target Asset Agreements.

7.	Development Plans

7.1	As at the date of this Agreement, the Seller or the relevant member of the Seller’s Group intends to implement the studies of the Products set out in the Key Study Plans in accordance with the Key Study Plans. Prior to Closing, the Seller (or the relevant member(s) of the Seller Group) shall continue to implement the Development Plans in the same manner and to the same standards as it has done so prior to the date of this Agreement.

7.2	The Seller shall (and shall ensure that the relevant member(s) of the Seller Group), maintain and preserve the laboratory notebooks and other records detailing the experiments and studies (including of any clinical trials) conducted pursuant to the Development Plans (the “Development Plan Records”) and shall require any sub-contractors to similarly maintain and preserve Development Plan Records of their respective activities.

7.3	So far as permitted by Applicable Law and at the Purchaser’s risk:

7.3.1	the Seller shall provide the Purchaser with such information about the progress of the Development Plans as the Purchaser may reasonably request and shall provide the Purchaser with copies of substantive correspondence with any Governmental Entity with respect to any Product Expansion Application.

7.3.2

the Seller shall provide to the Purchaser monthly an update in relation to each Product Expansion with sufficient detail for the Purchaser to be able to assess the progress of each Product Expansion against the relevant Development Plan and highlighting any areas, whether scientific, clinical or regulatory, which may have a material impact on the future development of the Product Expansion. The form of update shall be agreed by the Seller and the Purchaser acting reasonably and in good faith. The Seller shall discuss matters relevant to the Product Expansion with representatives of the

Purchaser and consult the Purchaser on the progress of the Product Expansion and any material proposed amendments to the relevant Development Plan with respect to the particular Product Expansion; and

7.3.3	the Seller shall promptly inform the Purchaser of any material unforeseen results, problems or difficulties with regards to any Product Expansion including with respect to any communication from any Governmental Entity which indicates that the Development Plan in relation to such Product Expansion requires material amendment in order for the Product Expansion to be approved. The Seller shall consult with the Purchaser with respect to any such matters and shall take account of the views of the Purchaser for resolving any such unforeseen results, problems or difficulties.

8.	Post-Closing Obligations

8.1	Indemnities

8.1.1	Indemnity by the Purchaser against Assumed Liabilities

The Purchaser hereby undertakes to the Seller (for itself and on behalf of each other member of the Seller’s Group, and their respective directors, officers, employees and agents) that with effect from Closing, the Purchaser will indemnify on demand and hold harmless each member of the Seller’s Group and their respective directors, officers, employees and agents against and in respect of any and all Assumed Liabilities.

8.1.2	Indemnities by the Seller

(i)	Subject to Clause 8.1.3, the Seller hereby undertakes to the Purchaser (for itself and on behalf of each other member of the Purchaser’s Group and their respective directors, officers, employees and agents) that, with effect from Closing, the Seller will indemnify on demand and hold harmless each member of the Purchaser’s Group and their respective directors, officers, employees and agents against and in respect of any and all:

(a)	Excluded Liabilities; and

(b)

Liabilities, including legal fees, to the extent they have arisen or arise (whether before or after Closing) as a result of or otherwise relate to any act, omission, fact, matter, circumstance or event undertaken, occurring or in existence or arising before Closing so far as related to: (A) any anti-bribery warranty, including without limitation those set forth in paragraphs 7.1 through 7.6 of Schedule 14, not being true and correct when made; (B) any government inquiries or investigations involving the Seller, its Affiliates or their respective Associated Persons; (C) save to the extent in existence as at the date of this Agreement, any limitation, restriction or other reduction in drug registrations, licences, listings or marketing approvals, government pricing or reimbursement rates relating to the Products including specifically the value of lost future profits as a result of any such limitation, restriction or reduction; or (D) any other claim, litigation, investigation or proceeding to the extent related to any of the foregoing (A) to (C), including but not limited to costs of investigation and defence and legal fees.

(ii)	The Seller hereby undertakes to the Purchaser (for itself and on behalf of each other member of the Purchaser’s Group and their respective directors, officers, employees and agents) that, with effect from Closing, the Seller will indemnify on demand and hold harmless each member of the Purchaser’s Group and their respective directors, officers, employees and agents against and in respect of any and all Liabilities, including lost profits, arising from or in connection with any failure by the Seller or its Affiliates to Manufacture and supply Products in accordance with the terms of the Manufacturing and Supply Agreement or Transitional Distribution Services Agreement, as applicable, to the extent such failure results from the Cork FDA Matter.

8.1.3	Limitations on Indemnities

Subject to Clause 8.1.4, the Seller shall not be liable under Clause 8.1.2(i) in respect of:

(i)	any Time-Limited Excluded Liability unless a notice of claim in respect of the matter giving rise to such Liability is given by the Purchaser to the Seller within ten years of Closing, provided that this sub-Clause (i) shall not apply in respect of any claim by the Purchaser which relates to:

(a)	a Product Liability;

(b)	a Governmental Liability;

(c)	a Clinical Trials/Data Liability;

(d)	an Excluded Asset; or

(e)	an IP Liability; and

(ii)	any individual claim (or a series of claims arising from similar or identical facts or circumstances) where the Liability (disregarding the provisions of this Clause 8.1.3(ii))) in respect of any such claim or series of claims does not exceed US$10 million, provided that, for the avoidance of doubt, where the Liability in respect of any such claim or series of claims exceeds US$10 million, the Liability of the Seller shall be for the whole amount of such claim(s) and not just the excess.

8.1.4	Disapplication of limitations

None of the limitations contained in Clause 8.1.3 shall apply to any claim to the extent that such claim which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud by any member of the Seller’s Group or any director, officer or employee of any member of the Seller’s Group.

8.2	Conduct of Claims

8.2.1	Assumed Liabilities

(i)	If the Seller becomes aware after Closing of any claim by a third party which constitutes or may constitute an Assumed Liability, the Seller shall as soon as reasonably practicable:

(a)	give written notice thereof to the Purchaser setting out such information as is available to the Seller as is reasonably necessary to enable the Purchaser to assess the merits of the potential claim;

(b)	take all appropriate actions to preserve evidence; and

(c)	provide the Purchaser with periodic updates on the status of the claim upon request and shall not admit, compromise, settle, discharge or otherwise deal with such claim without the prior written agreement of the Purchaser (such agreement not to be unreasonably withheld or delayed).

(ii)	The Seller shall, and shall procure that each Business Seller and the Share Seller shall, take such action as the Purchaser may reasonably request to avoid, dispute, resist, appeal, compromise, defend or mitigate any claim which constitutes or may constitute an Assumed Liability subject to the Seller, the Share Seller and each Business Seller being indemnified and secured to their reasonable satisfaction by the Purchaser against all Liabilities which may thereby be incurred. In connection therewith, the Seller shall make or procure to be made available to the Purchaser or their duly authorised agents on reasonable notice during normal business hours all relevant books of account, records and correspondence relating to the Business which have been retained by the Seller’s Group (and shall permit the Purchaser to take copies thereof at its expense) for the purposes of enabling the Purchaser to ascertain or extract any information relevant to the claim.

8.2.2	Liabilities Indemnified by the Seller

(i)

If the Purchaser becomes aware after Closing of any claim by a third party which constitutes or may constitute a Liability covered by Clause 8.1.2 or relates to a Liability or any investigations related thereto, regardless of whether the Purchaser believes that such claim would be made against a member of the Purchaser’s Group or a member of the Seller’s Group, the Purchaser shall as soon as reasonably practicable:

(a)	give written notice thereof to the Seller, setting out such information as is available to the Purchaser as is reasonably necessary to enable the Seller to assess the merits of the potential claim;

(b)	take all appropriate actions to preserve evidence; and

(c)	provide the Seller with periodic updates on the status upon request and shall not admit, compromise, settle, discharge or otherwise deal with such claim without the prior written agreement of the Seller (such agreement not to be unreasonably withheld or delayed).

(ii)	The Purchaser shall take such action as the Seller may reasonably request to avoid, dispute, resist, appeal, compromise, defend or mitigate any claim which constitutes or may constitute a Liability covered by Clause 8.1.2 subject to the Purchaser being indemnified and secured to its reasonable satisfaction by the Seller against all Liabilities which may thereby be incurred.

(iii)	In addition, where any such claim or investigation involves a Governmental Entity, the Purchaser shall, subject to Applicable Law, the requirements of the relevant Governmental Entity and the Seller providing an appropriate confidentiality undertaking in favour of the Purchaser’s Group, provide to the Seller, at least five Business Days in advance (or, where not possible, as soon as reasonably possible), any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals they or their agents make or submit to a Governmental Entity. Without limiting the foregoing, the parties agree, subject to the Applicable Law and the requirements of the relevant Governmental Entity and the Seller providing an appropriate confidentiality undertaking in favour of the Purchaser’s Group to:

(a)	give the Seller reasonable advance notice of all meetings with any Governmental Entity;

(b)	give the Seller an opportunity to participate in each of such meetings;

(c)	to the extent practicable, give the Seller reasonable advance notice of all substantive oral communications with any Governmental Entity;

(d)	if any Governmental Entity initiates a substantive oral communication, promptly notify the Seller of the substance of such communication;

(e)	provide the Seller with a reasonable advance opportunity to review and comment upon all substantive written communications (including any substantive correspondence, analyses, presentations, memoranda, briefs, arguments, opinions and proposals) that the Purchaser or its agents intend to make or submit to a Governmental Entity in connection with such claim;

(f)	provide the Seller with copies of all substantive written communications to or from any Governmental Entity; and

(g)	not advance arguments with the Governmental Entity without prior agreement of the Seller that would reasonably be likely to have a significant adverse impact on the Seller, provided however, that the Purchaser shall not be required to comply with paragraph (b) above to the extent that the Governmental Entity objects to the participation of a party, or with paragraph (e) or (f) above to the extent that such disclosure may raise regulatory concerns (in which case, the disclosure may be made on an outside counsel basis).

(iv)	Other than in respect of any claim to the extent it relates to an IP Liability, a Commercial Practices Liability or a Governmental Liability (other than in respect of any Liability arising solely by virtue of a breach of any Contract with any Governmental Entity which breach does not also constitute a breach of Applicable Law), the Seller shall be entitled at its own expense and in its absolute discretion, by notice in writing to the Purchaser, to take such action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest any such claim (including making counterclaims or other claims against third parties) in the name of and on behalf of the Purchaser or other member of the Purchaser’s Group concerned and to have the conduct of any related proceedings, negotiations or appeals. In taking action on behalf of any member of the Purchaser’s Group as permitted by this Clause 8.2, the Seller shall, in good faith, take into account and have due regard to any reputational matter or issue arising out of the claim for any member of the Purchaser’s Group or any of their respective directors, officers, employees or agents which are brought to its attention by the Purchaser or a member of the Purchaser’s Group.

(v)	Without limitation to the Seller’s rights pursuant to Clause 8.7.2, the Purchaser shall make or procure to be made available to the Seller or its duly authorised agents on reasonable notice during normal business hours full and free access to all relevant books of account, records and correspondence relating to the Business which are in the possession or control of the Purchaser or any member of the Purchaser’s Group (and shall permit the Seller to take copies thereof) for the purposes of enabling the Seller to ascertain or extract any information relevant to the claim.

(vi)	The Purchaser shall, and shall procure that each other member of the Purchaser’s Group shall, on reasonable notice from the Seller, give such assistance to the Seller as it may reasonably require in relation to the claim including providing the Seller or any member of the Seller’s Group and its representative and advisers with access to and assistance from directors, officers, managers, employees, advisers, agents or consultants of the Purchaser and/or of each other member of the Purchaser’s Group (collectively, the “Relevant Persons”) and the Purchaser will use its reasonable endeavours to procure that such Relevant Persons comply with any reasonable requests from the Seller and generally co-operates with and assists the Seller and other members of the Seller’s Group.

(vii)	When seeking assistance under Clauses 8.2.2(v) and (vi), the Seller, or any other relevant member of the Seller’s Group, shall use reasonable endeavours to minimise interference with the Purchaser and the Purchaser’s Group’s conduct of the relevant business or the performance by the Relevant Persons of their employment duties.

8.3	Release of Guarantees

8.3.1	The Purchaser shall use reasonable endeavours to procure as soon as reasonably practicable after Closing, the release of the Sellers or any member of the Seller’s Group from any securities, guarantees or indemnities given by or binding upon the Seller or any member of the Seller’s Group in respect of the Assumed Liabilities. Pending such release the Purchaser shall indemnify the Seller and any member of the Seller’s Group against all amounts paid by any of them (acting reasonably) pursuant to any such securities, guarantees or indemnities in respect of such Assumed Liabilities.

8.3.2	The Seller shall use reasonable endeavours to procure by Closing or, to the extent not done by Closing, as soon as reasonably practicable after Closing, the release of the Assets, the Owned Product Intellectual Property Rights and the Company from any securities, guaranties or indemnities given by or binding upon the Assets, the Owned Product Intellectual Property Rights and the Company in respect of any liability of the Seller or any member of the Seller’s Group. Pending such release, the Seller shall indemnify the Purchaser and any member of the Purchaser’s Group against all amounts paid by any of them (acting reasonably) pursuant to any such securities, guarantees and indemnities in respect of such liability of the Seller which arises after Closing.

8.4	Pre-Closing Receivables

8.4.1	The Purchaser shall not acquire the Pre-Closing Receivables, and accordingly the Seller or, as the case may be, the other relevant members of the Seller’s Group (as applicable) shall remain entitled to the Pre-Closing Receivables in accordance with the terms of Clauses 8.4.2 and 8.4.3.

8.4.2	The Purchaser agrees that the Seller (or such other member(s) of the Seller’s Group as the Seller may nominate) (each, a “Collecting Seller”) shall be responsible for the collection of any of the Pre-Closing Receivables and that:

(i)	each Collecting Seller shall be entitled to take such steps as it may think fit (having regard for maintaining good relationships with third parties from whom Pre-Closing Receivables are being collected) to recover any Pre-Closing Receivables;

(ii)	the Purchaser shall not take, and shall procure that no other member of the Purchaser’s Group takes, any step to collect any of the Pre-Closing Receivables (unless agreed in writing with the Seller or relevant Collecting Seller), and shall not do anything to hinder their collection by any Collecting Seller; and

(iii)	if the Purchaser or any other member of the Purchaser’s Group should receive any written communication or payment in respect of any Pre-Closing Receivable, the Purchaser shall use reasonable efforts to give, or procure that there are given, written details of any such written communication or payment to the Seller as soon as reasonably practicable following receipt thereof.

8.4.3	In the event that, notwithstanding Clauses 8.4.1 and 8.4.2 above, a member of the Purchaser’s Group receives any monies in respect of any Pre-Closing Receivables, then the Purchaser shall procure that those monies are paid by the recipient to the Seller or, as directed, its Affiliate, as soon as reasonably practicable after the amount is received.

8.5	Wrong Pockets Obligations and Pre-Clinical Research Licence

8.5.1	Except as provided in Schedule 6, Schedule 7, Schedule 8, Schedule 9 and Schedule 25, if any property, right or asset forming part of the Business (other than any property, right or asset expressly excluded from the sale under this Agreement) has not been transferred to the Purchaser, or to another member of the Purchaser’s Group and should have transferred pursuant to the terms of this Agreement, the Seller shall procure that such property, right or asset (and any related liability which is an Assumed Liability) is transferred to the Purchaser, or to such other member of the Purchaser’s Group as the Purchaser may nominate reasonably acceptable to the Seller, as soon as practicable and at no cost to the Purchaser. For the avoidance of doubt, this Clause 8.5.1 shall not take effect in respect of the OBM Transferred Rights until the OBM Transfer Date.

8.5.2

If, following Closing or, in respect of a Delayed Business, the relevant Delayed Closing, any property, right or asset not forming part of the Business (other than any property, right or asset expressly included in the sale under this Agreement and the Permitted Cash Receivable) is found to have been transferred to the Purchaser or to another member of the Purchaser’s Group and should not have transferred pursuant to the terms of this Agreement, the Purchaser shall procure that such property, right or asset is transferred to the transferor or another member of the Seller’s Group nominated by the Seller reasonably acceptable to the Purchaser as soon as practicable and at no cost to the Seller (save that if such property, right or asset is or has been owned by the Company, the cost of transferring such property, right or asset to a member of the Seller’s Group shall be borne by the Seller, provided that the consideration paid for any such transfer shall, unless otherwise required by Applicable Law, be of a nominal amount).

8.5.3	The Seller shall, with effect from Closing, grant (and shall procure the grant by members of the Seller’s Group) to the extent it has the right to grant or procure the grant to the Purchaser of a non-exclusive, irrevocable, royalty-free licence for use solely in relation to the Products of all Intellectual Property Rights (excluding for the avoidance of doubt any Intellectual Property Rights to the extent relating to new chemical entities owned by or licensed to the Seller which are not Products) owned by or licensed to the Seller’s Group as at Closing relating to pre-clinical research which relate to (but do not exclusively relate to) the Products and which are necessary or reasonably useful to research, develop, manufacture or Commercialise the Products, which licence shall be (a) sub-licensable by the Purchaser (i) to members of its Group and (ii) to third parties working with it on the development of the Products; and (b) sub-licensable and assignable to other third parties solely in connection with the license, sub-license or assignment of all of the rights of the Purchaser in the relevant Product.

8.6	Covenant not to sue

8.6.1	The Seller hereby undertakes not to enforce, at any time after Closing, any Out of Scope Patent against the Purchaser’s Group in relation to the Purchaser’s Group carrying on the Business as at the date of Closing.

8.6.2	The Purchaser hereby undertakes not to enforce, at any time after Closing, any Patents constituting Business Product Intellectual Property Rights against the Seller’s Group in relation to the Seller’s Group carrying on the Seller’s Group Retained Business as at the date of Closing.

8.7	The Purchaser’s Continuing Obligations

8.7.1	Except as provided in the Ancillary Agreements and Schedule 27, the Purchaser shall not, and shall procure that no member of the Purchaser’s Group shall, after Closing, use any of the Seller Marks or any confusingly similar name or mark, any extensions thereof or developments thereto in any business which competes with the Seller’s business or any other business of the Seller or any member of the Seller’s Group in which the Seller Marks are used for (i) a minimum period of five years following Closing; and (ii) thereafter for so long as any member of the Seller’s Group continues to retain an interest in the relevant Seller Marks.

8.7.2

The Purchaser shall, and shall procure that any relevant member of the Purchaser’s Group shall, retain for a period of 10 years from Closing (and, upon notice from the Seller between 9 and 10 years from Closing, for a further period of 5 years), and not dispose of or destroy during that period, the books, records and documents of the Business to the extent they relate to the period prior to Closing and shall, and shall procure that any relevant member of the Purchaser’s Group shall, if reasonably requested by the Seller, allow the Seller reasonable access during that period to such books, records and documents (including the right to take copies at the Seller’s expense) and to the employees of the Business.

8.8	The Seller’s Continuing Obligations

8.8.1	The Seller shall retain and not dispose of or destroy and make or procure to be made available to the Purchaser or their duly authorised agents and/or professional advisers on reasonable notice during normal business hours:

(i)	in each case for a period of one year from Closing (or from the relevant Delayed Closing Date in respect of emails relating to a Delayed Business), all emails relating to the Business (and shall permit the Purchaser to take copies thereof);

(ii)	in each case for a period of 10 years from Closing (and, upon notice from the Purchaser between 9 and 10 years from Closing, for a further period of 5 years), all relevant books, accounts, other records and correspondence (except, in each case, emails) Exclusively Relating to the Business which have not been, or to the extent they have not been, transferred to the Purchaser’s Group under this Agreement (and shall permit the Purchaser to take copies thereof), save as otherwise agreed by the parties in relation to any books and records (including but not limited to the content of any personnel files) relating to the employment of the Transferred Employees;

(iii)	in each case for a period of 10 years from Closing (and, upon notice from the Purchaser between 9 and 10 years from Closing, for a further period of 5 years), reasonable access to employees of the Seller’s Group who have knowledge relating to any of the Products (including any inventor of the Products) for the purposes of the defence, prosecution or enforcement of any Business Product Intellectual Property Rights or Licensed Product Intellectual Property Rights, any actual or potential regulatory or safety investigation involving any of the Products, or as required by Applicable Law or a Governmental Entity, provided that the Purchaser shall promptly reimburse the Seller in relation to the provision of such access for (i) out of pocket expenses reasonably incurred by the Seller; and (ii) for the time of that employee of the Seller’s Group if it exceeds 25 man hours in aggregate per annum; and

(iv)

in each case for a period of 3 years from Closing, the Seller shall make or procure to be made available to the Purchaser or their duly authorised agents on reasonable notice during normal business hours reasonable access to any employees of the Seller’s Group who have knowledge relating to the Business (including, for the avoidance of doubt and without limitation, any background information relating to the legal position of the Products), to the extent that such employees are retained by the Seller after Closing, to answer any questions other than those covered by Clause (iii) that the Purchaser may reasonably ask in relation to the Business, provided that:

(a)	the Purchaser shall promptly reimburse the Seller in relation to the provision of such access for the time of that employee of the Seller’s Group to the extent it exceeds 25 man hours in aggregate per annum;

(b)	the Seller shall have no obligations under this Clause 8.8.1(iv) where such access to employees of the Seller’s Group is prohibited under Applicable Law;

(c)	the Purchaser shall have no access rights under this Clause 8.8.1(iv) to employees of the Seller’s Group to the extent that such access is prohibited by applicable antitrust rules or any undertakings, contractual arrangements or guidelines entered into or provided with the aim of reasonably ensuring compliance with applicable antitrust rules; and

(d)	without prejudice to any indemnity provided by the Seller to the Purchaser under this Agreement, no member of the Seller’s Group shall have any Liability to any member of the Purchaser’s Group in connection with the provision of any information by employees of the Seller’s Group pursuant to this Clause 8.8.1(iv).

8.8.2	to the extent and for so long as required by, or to the extent and for so long as required in order to perform any obligations under, any Ancillary Agreement or Applicable Law, or where otherwise agreed between the parties, the Seller shall be entitled to retain the original or a copy of any book, ledger, file, report, plan record, manual or other material (in any form or medium) which would otherwise transfer to the Purchaser under this Agreement, provided that:

(i)	any copy or original retained is treated as strictly confidential in accordance with Clause 13.2;

(ii)	in the case of retained originals, a copy of such book, ledger, file, report, plan, record, manual or other material is provided to the Purchaser;

(iii)	upon reasonable notice by the Purchaser, the Seller shall provide access to such retained book, ledger, file, report, plan, record, manual or other material in accordance with Clause 8.8.1(ii); and

(iv)	upon expiry of the relevant obligation under the applicable Ancillary Agreement the Seller is entitled to retain a copy of any such book, ledger, file, report, plan, record, manual or other material to comply with Applicable Law but shall transfer the original to the Purchaser.

8.9	Transfer of Marketing Authorisations and Tenders

8.9.1	The transfer of the Marketing Authorisations following Closing shall take place in accordance with Part 2 of Schedule 6 and the terms of the Transitional Distribution Services Agreement.

8.9.2	Between the Closing Date and the Marketing Authorisation Transfer Date, the Seller agrees to assist the Purchaser in accordance with Part 3 of Schedule 6 in respect of any tenders relating to the Products.

8.10	Joint tax election

If, following Closing, the Seller so requests in writing to the Purchaser, the Purchaser and the Seller shall, each acting reasonably and in good faith, discuss the making of a joint election under subsection 56.4(7) of the Income Tax Act (Canada) and the corresponding provisions of any applicable Canadian provincial statute. Any such election shall be made using the applicable prescribed form, if any, or otherwise filed in a manner acceptable to the Canada Revenue Agency or the applicable Canadian provincial Tax Authorities, as the case may be.

8.11	Clinical Trials and Safety Database

Arrangements in relation to the Ongoing Clinical Trials and the safety database shall take place in accordance with the terms of the Transitional Services Agreement.

8.12	Ongoing collaboration

8.12.1	The Seller hereby grants to the Purchaser, as its preferred partner, with effect from Closing, the rights set out in Schedule 22 in relation to the co-development and commercialisation of Relevant Development Products. “Relevant Development Products” means products in development for the treatment, palliation, diagnosis or prevention of any and all cancers, including without limitation immunology, epigenetics and treatment of solid or hematologic tumours (but excluding in all cases vaccines).

8.12.2	In the event that the Seller elects to assign or sub-license the Ofatumumab Intellectual Property Licence Agreement in a transaction of the type described in paragraph 1.1.1 of Schedule 22, then the provisions of Schedule 22 will apply to such assignment or sub-license (except where such assignment or sub-license is to a member of the Seller’s Group). For the avoidance of doubt, the Seller shall be free at all times to pursue the co-development and commercialisation of the Ofatumumab Compound for use in relation to autoimmune diseases (including the Ofatumumab Indications), on its own or with third parties provided that if such co-development or commercialisation falls within the activities described in paragraph 1.1.1 of Schedule 22, that schedule shall apply.

8.13	IP recordals

8.13.1	For the purposes of this Clause 8.13, the terms “Assignor” and “Assignee” shall have the meanings given to them in the relevant Intellectual Property Assignment.

8.13.2	The Purchaser and its Affiliates shall be responsible for preparing and filing any documentation necessary for the recordal with any relevant intellectual property office of the transfer of ownership of all of the Registered Transferred Intellectual Property Rights from the Assignor to the Assignee under each Intellectual Property Assignment. The Purchaser (or such of its Affiliates as it nominates) shall be responsible for all out-of-pocket filing fees and other costs and expenses associated with those recordals.

8.13.3	Subject to Clauses 8.13.5 and 8.17, the Seller shall procure that each relevant member of the Seller’s Group shall, at the request and cost of any member of the Purchaser’s Group, execute and deliver any further documents that may be reasonably necessary to secure the vesting in the Assignee under each Intellectual Property Assignment of all the Registered Transferred Intellectual Property Rights.

8.13.4	Subject to Clause 8.17, the Seller shall procure that each relevant member of the Seller’s Group shall, at the request and cost of any member of the Purchaser’s Group, (i) request that the applicable registrar for each of the Assigned Domain Names (as defined in the Intellectual Property Assignment), and any other domain name registration authorities that exercise authority over the Assigned Domain Names, facilitate the transfer of the Assigned Domain Names from the relevant Assignor to the Assignee; and (ii) execute all such documentation and take all such further acts as are reasonably necessary to effect such transfer. Within ten (10) Business Days of a date to be agreed by the parties, the Seller shall procure that each relevant member of the Seller’s Group shall (a) unlock the Assigned Domain Names; and (b) provide the Assignee with authorisation codes for any Assigned Domain Names that have authorisation codes.

8.13.5	To the extent that any transfers of Registered Business Product Intellectual Property Rights to an Assignor or the Company have not been recorded prior to the date of Closing (including any transfers of such Registered Business Product Intellectual Property Rights prior to the transfer of the same to the Assignor or the Company), and to the extent that such separate recordal is necessary to effect:

(i)	the recordal referred to in Clause 8.13.2; or

(ii)	the recordal of any transfer of Owned Product Intellectual Property Rights that constitute Registered Intellectual Property Rights to the Company (or its predecessor in title),

the Purchaser and its Affiliates shall be responsible for preparing and filing any documentation necessary for the recordal with any relevant intellectual property office of the transfer of ownership to such Assignor or the Company (as applicable).

Subject to Clause 8.17, the Seller shall or shall procure that such Assignor shall provide to the Purchaser or a relevant Affiliate of the Purchaser any documentation or information that is reasonably necessary to record such transfer in the name of the Assignor or the Company (as applicable) as soon as reasonably possible after receipt of a request for the same from the Purchaser or one of its Affiliates for the purposes of such recordal. The Seller (or such of its Affiliates as it nominates) shall be responsible for all out-of-pocket filing fees and other costs and expenses associated with the recordal of any such transfer to the Assignor or to the Company (as applicable).

8.14	China Products

The parties shall perform their respective obligations with respect to the China Products and the China Contracts as set out in Schedule 26.

8.15	Transitional Trademark Licence

The provisions of Schedule 27 shall apply to any use of the Seller Marks for a transitional period from Closing.

8.16	Abandoned Patent Applications

8.16.1	For the purposes of this Clause 8.16, the terms “Assignor” and “Assignee” shall have the meanings given to them in the relevant Intellectual Property Assignment.

8.16.2	Subject to Clause 8.17, in respect of any Abandoned Patents, the Seller shall, on reasonable request from the Purchaser’s Group for assistance from any member of the Seller’s Group, use reasonable endeavours to execute a document confirming the transfer of such rights as any member of the Seller’s Group has (if any) in such Abandoned Patent, to the extent not prohibited under Applicable Law in the relevant country of any such Abandoned Patent, to the Assignee under each Intellectual Property Assignment, provided that:

(i)	if the Seller provides such assistance the Purchaser shall promptly reimburse the Seller for its reasonable costs; and

(iii)	a request from the Purchaser’s Group for assistance will be deemed to be not reasonable if:

(a)	the Assignee or any other member of the Purchaser’s Group is able to prove common ownership of (i) the Abandoned Patent and (ii) the relevant Patent(s) that constitute Business Product Intellectual Property Rights(s) to the satisfaction of any relevant intellectual property office, court or tribunal without such assistance from any member of the Seller’s Group (provided further that in no event shall the Purchaser’s Group be required to narrow the scope of protection of the claims of a Patent that constitutes a Business Product Intellectual Property Right in order to avoid its request being unreasonable);

(b)	any member of the Seller’s Group is asked to take any steps to achieve an outcome that is the same or equivalent to an outcome the Assignee or any other member of the

Purchaser’s Group could achieve without such assistance from any member of the Seller’s Group (provided that the Seller’s Group shall not be required to narrow a Patent that constitutes a Transferred Product Intellectual Property Right in order to avoid its request being unreasonable); or

(c)	it requires any member of the Seller’s Group to state that an Abandoned Patent was abandoned inadvertently or unavoidably when this was not the case.

8.16.3	Notwithstanding anything to the contrary contained in this Agreement or any of the Ancillary Agreements, no representations are made and no warranties are given (in each case, whether express or implied) by the Seller (or any member of the Seller’s Group) in relation to the Abandoned Patents (or transfer of the same) by the Seller (or a member of the Seller’s Group) to the Purchaser (or a member of the Purchaser’s Group).

8.17	Sanctions

8.17.1	For the purposes of Clause 8.17 only, the terms below shall have the following meanings:

(i)	“Assignor” means an assignor under any Intellectual Property Assignment or any relevant member of the Seller’s Group’s (other than the Company);

(iv)	“Assignee” means an assignee under any Intellectual Property Assignment or the Company;

(v)	“Further Assurance Obligations” means any obligation to be performed by an Assignor under Clause 8.13 (IP Recordals), 8.16 (Abandoned Patents) and 16.1.1 (Further Assurances); and

8.17.2	The parties agree that to the extent that Business Product Intellectual Property Rights which are the subject of a transfer pursuant to an Intellectual Property Assignment are registered (or are the subject of an application to register) in Iran, Iraq, Democratic People’s Republic of Korea or Syria, the Assignor’s Further Assurance Obligations shall be modified as set out in Clauses 8.17.3 to 8.17.7 below.

8.17.3	If an Assignor is prevented from complying with its Further Assurance Obligations, with the effect that the recordal of assignment of legal title from the Assignor to the Assignee under the Intellectual Property Assignment (or to effect a transfer which is the subject of Clause 8.13.5) cannot be completed for any Business Product Intellectual Property Rights by reason of:

(i)	Applicable Law;

(vi)	other factors beyond the reasonable control of the Assignor; or

(vii)	application of the Assignor’s

(a)	internal sanctions and export control policy (or equivalent); or

(b)	anti-bribery and corruption policy,

in each case in force from time to time, provided that such policy applies to all Affiliates of the Assignor and the policy is applied in the same way it would apply if the Assignee were an Affiliate of the Assignor, each such Business Product Intellectual Property Right being an “Affected Right” and each of (i), (ii) and (iii) being a “Restriction” and in the plural the “Restrictions”), Clauses 8.17.4 to 8.17.7 shall apply.

8.17.4	The relevant Assignor shall notify the Assignee as soon as reasonably practicable after Closing of:

(i)	each Affected Right and the country in which it is registered (or is the subject of an application to register); and

(ii)	the relevant Restriction.

8.17.5	As soon as reasonably practicable and, in any event within three months after the date that Assignor notifies the Assignee of an Affected Right under Clause 8.17.4 above the parties shall discuss in good faith the means by which the Assignee may be able to achieve protection in the relevant country which is equivalent or similar to the protection provided by the Affected Right. Such means may include, without limitation:

(i)	the Assignee filing a new trade mark application and the Assignor providing to the Assignee the consent of the Assignor to the new application to endeavour to overcome any objection raised by the relevant intellectual property registry on relative grounds based on the Affected Right; or

(ii)	the Assignor filing a WIPO trade mark application in the name of the Assignor, which shall be assigned by the Assignor to the Assignee on grant of registration or earlier if possible. The reasonable costs incurred by the Assignor in filing and prosecuting that registration to grant to be met by the Assignee; or

(iii)	the Assignor withdrawing or cancelling any Affected Right subject to the written consent of the Assignee.

The parties will agree such means as are possible in light of the limitations imposed by the Restrictions and both parties will use reasonable efforts to achieve the agreed means. Neither party shall be obliged to take any action agreed pursuant to this Clause 8.17.5 to the extent that such party is prevented from doing so by a Restriction.

The reasonable costs incurred by either party in fulfilling any such actions shall be met by the Assignee.

8.17.6	The relevant Assignor undertakes (at the cost of the Assignee), during the current registration period up to the next renewal date of the Affected Right:

(i)	to take any action to comply with its Further Assurance Obligations to the extent it is able to do so given the Restrictions;

(ii)	to comply with its Further Assurance Obligations as soon as reasonably practicable if and to the extent that such obligations are no longer prevented by the Restrictions; and

(iii)	not to take any other action in connection with an Affected Right without the consent of the Assignee.

8.17.7	The parties acknowledge that in relation to Business Product Intellectual Property Rights that are Trademarks, there is nothing in this Agreement to preclude the Assignee from taking action to revoke or cancel an Affected Right and the Assignor hereby undertakes not to defend any such action.

8.18	Anti-bribery and corruption

The provisions of Schedule 31 shall apply in respect of the parties’ compliance with anti-bribery and corruption laws

9.	Warranties

9.1	The Seller’s Warranties

9.1.1	Subject to Clause 9.2, the Seller warrants (on behalf of the relevant Business Sellers or the Share Seller as applicable) to the Purchaser and each member of the Purchaser’s Group to which Assets, the Owned Product Intellectual Property Rights or the Share are transferred pursuant to this Agreement (whether directly or indirectly) that the statements set out in Schedule 14 are true and accurate as of the date of this Agreement.

9.1.2	Each of the Seller’s Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 14 or by anything in this Agreement.

9.1.3	The Seller does not give or make any warranty as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser or any of its directors, officers, employees, agents or advisers on or prior to the date of this Agreement.

9.1.4	Any Seller’s Warranty qualified by the expression “so far as the Seller is aware” or to the “Seller’s Knowledge” or any similar expression shall, unless otherwise stated, be deemed to refer to the knowledge of the following persons: [***], [***], [***], [***], [***], [***], [***], [***], [***], [***], [***], [***], [***] and [***], such persons having made due and reasonable enquiry.

9.1.5	The Seller’s Warranties shall be deemed to be repeated immediately before Closing by reference to the facts, circumstances and knowledge then existing as if references in the Seller’s Warranties to the date of this Agreement were references to the Closing Date. Without prejudice to the provisions of Clause 10, the Seller shall have no liability for any breach of any Seller’s Warranty where the Seller’s Warranty was true as at the date of this

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Agreement unless the fact, event or circumstances giving rise to the breach constitutes a Material Adverse Effect. The Seller shall have no liability under this Clause 9.1.5 if the Purchaser has exercised its termination right in accordance with Clause 4.4.1(iii).

9.2	Seller’s Disclosures

9.2.1	The Seller’s Warranties are subject to all matters which are fairly disclosed in this Agreement or in the Disclosure Letter.

9.2.2	References in the Disclosure Letter to paragraph numbers shall be to the paragraphs in Schedule 14 to which the disclosure is most likely to relate. Such references are given for convenience only and, shall not limit the effect of any of the disclosures, all of which are made against the Seller’s Warranties as a whole.

9.3	The Purchaser’s Warranties

The Purchaser warrants to the Seller that the statements set out in Schedule 15 are true and accurate as of the date of this Agreement.

10.	Limitation of Liability

10.1	Time Limitation for Claims

The Seller shall not be liable under this Agreement for breach of any Seller’s Warranty in respect of any claim unless a notice of the claim is given by the Purchaser to the Seller specifying the matters set out in Clause 11.2:

10.1.1	in the case of a claim under paragraphs 1 and 2.2 of Schedule 14, within the applicable statutory limitations period;

10.1.2	in the case of a claim under paragraph 3 of Schedule 14, within 6 years of the Closing Date;

10.1.3	in respect of claims under the Tax Warranties, before the date falling six months after the expiry of the period specified by statute during which an assessment of the relevant liability to Tax may be issued by the relevant Tax Authority; and

10.1.4	in the case of any other claim, within two years of the Closing Date.

10.2	Minimum Claims

10.2.1	The Seller shall not be liable under this Agreement for breach of any Seller’s Warranty in respect of any individual claim (or a series of claims arising from similar or identical facts or circumstances) where the liability agreed or determined (disregarding the provisions of this Clause 10.2) in respect of any such claim or series of claims does not exceed 0.1 per cent of the Headline Amount.

10.2.2	Where the liability agreed or determined in respect of any such claim or series of claims exceeds 0.1 per cent. of the Headline Amount, the liability of the Seller shall be for the whole amount of such claim(s) and not just the excess.

10.3	Aggregate Minimum Claims

10.3.1	The Seller shall not be liable under this Agreement for breach of any Seller’s Warranty (other than any Tax Warranty) in respect of any claim unless the aggregate amount of all claims for which the Seller would otherwise be liable under this Agreement for breach of any Seller’s Warranty (disregarding the provisions of this Clause 10.3) exceeds 1 per cent of the Headline Amount.

10.3.2	Where the liability agreed or determined in respect of all claims exceeds 1 per cent of the Headline Amount, the Seller shall be liable for the aggregate amount of all claims as agreed or determined and not just the excess.

10.3.3	For the avoidance of doubt, the Purchaser may give notice of any single claim in accordance with and for the purposes of Clause 10.1 above, irrespective of whether, at the time the notice is given, the amount set out in Clause 10.3.1 has been exceeded.

10.4	Maximum Liability

The aggregate liability of the Seller in respect of any breaches:

10.4.1	of the Seller’s Warranties (other than Tax Warranties and the Seller’s Warranties contained in paragraphs 1, 2.2 or 3 of Schedule 14) shall not exceed an amount equal to 30 per cent. of the Headline Amount;

10.4.2	of the Seller’s Warranties contained in paragraph 3 of Schedule 14 shall not exceed an amount equal to 60 per cent. of the Headline Amount; and

10.4.3	of the Seller’s Warranties contained in paragraphs 1 or 2.2 of Schedule 14 shall not exceed the Headline Amount.

10.5	Contingent Liabilities

The Seller shall not be liable under this Agreement for breach of any Seller’s Warranties in respect of which the liability is contingent, unless and until such contingent liability becomes an actual liability and is due and payable (but the Purchaser has the right under Clause 11.1 to give notice of such claim before such time). For the avoidance of doubt, the fact that the liability may not have become an actual liability by the relevant date provided in Clause 10.1 shall not exonerate the Seller in respect of any claim properly notified before that date.

10.6	Matters Arising Subsequent to this Agreement

The Seller shall not be liable under this Agreement for breach of any Seller’s Warranty in respect of any matter, act, omission or circumstance (or any combination thereof) to the extent that the same would not have occurred but for:

10.6.1	Agreed matters

any matter or thing done or omitted to be done by the Seller or any member of the Seller’s Group before Closing pursuant to and in compliance with this Agreement or otherwise at the request in writing of the Purchaser; or

10.6.2	Changes in legislation

the passing of, or any change in, after the Closing Date, any Applicable Law or administrative practice of any government, governmental department, agency or regulatory body having the force of the law including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not in force at the Closing Date.

10.7	Insurance

Without prejudice to Clause 14, the Seller’s Liability under this Agreement for breach of any Seller’s Warranty shall be reduced by an amount equal to any loss or damage to which such claim related which has actually been recovered under a policy of insurance held by the Purchaser (after deducting any reasonable costs incurred in making such recovery including the amount of any excess or deductible).

10.8	Purchaser’s Right to Recover

If the Seller has paid an amount in discharge of any claim under this Agreement for breach of any Seller’s Warranty and subsequently the Purchaser recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Purchaser (in whole or in part) in respect of the loss or liability which is the subject matter of the claim, the Purchaser shall pay to the Seller as soon as practicable after receipt an amount equal to (i) the sum recovered from the third party less any costs and expenses incurred in obtaining such recovery and any Tax on any amounts recovered (or Tax that would have been payable on such amounts but for the availability of any Tax relief), or if less (ii) the amount previously paid by the Seller to the Purchaser. Any payment made by the Purchaser to the Seller under this Clause shall be made or procured by way of further adjustment of the consideration paid by the Purchaser and the provisions of Clause 3.3 to 3.4 shall apply mutatis mutandis.

10.9	No Double Recovery and no Double Counting

A party shall be entitled to make more than one claim under this Agreement arising out of the same subject matter, fact, event or circumstance but shall not be entitled to recover under this Agreement or otherwise more than once in respect of the same Losses suffered or amount for which the party is otherwise entitled to claim (or part of such Losses or amount), regardless of whether more than one claim arises in respect of it. No amount (including any relief) (or part of any amount) shall be taken into account, set off or credited more than once under this Agreement or otherwise, with the intent that there will be no double counting under this Agreement or otherwise.

10.10	Fraud

None of the limitations contained in this Clause 10 shall apply to any claim to the extent that such claim which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud by any director or officer of any member of the Seller’s Group.

11.	Claims

11.1	Notification of Potential Claims

Without prejudice to the obligations of the Purchaser under Clause 11.2, if the Purchaser becomes aware of any fact, matter or circumstance that may give rise to a claim against the Seller under this Agreement for breach of any Seller’s Warranty (ignoring for these purposes the application of Clauses 11.2 or 11.3), the Purchaser shall as soon as reasonably practicable give a notice in writing to the Seller of such facts, matters or circumstances as are then available regarding the potential claim. Failure to give notice within such period shall not affect the rights of the Purchaser to make a relevant claim under this Agreement for breach of any Seller’s Warranty, except that the failure shall be taken into account in determining the liability of the Seller for such claim to the extent the Seller establishes that the amount of it is increased, or is not reduced as a result of such failure.

11.2	Notification of Claims under this Agreement

Notices of claims under this Agreement for breach of Seller’s Warranty shall be given by the Purchaser to the Seller within the time limits specified in Clause 10.1 and shall specify information (giving reasonable detail) in relation to the basis of the claim and setting out the Purchaser’s estimate of the amount of Losses which are, or are to be, the subject of the claim.

11.3	Commencement of Proceedings

Any claim notified pursuant to Clause 11.2 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn 9 months after the relevant time limit set out in Clause 10.1 unless, at the relevant time, legal proceedings in respect of the relevant claim have been commenced by being both issued and served except:

11.3.1	where the claim relates to a contingent liability, in which case it shall be deemed to have been withdrawn unless legal proceedings in respect of it have been commenced by being both issued and served with 9 months of it having become an actual liability; or

11.3.2	where the claim is a claim for breach of a Seller’s Warranty of which notice is given for the purposes of Clause 10.1 at a time when the amount set out in Clause 10.3.1 has not been exceeded, in which case it shall be deemed to have been withdrawn unless legal proceedings in respect of it have been commenced by being both issued and served within 9 months of the date of any subsequent notification to the Seller pursuant to Clause 11.1 above of one or more claims which result(s) in the total amount claimed in all claims notified to the Seller pursuant to Clause 10.1 exceeding the amount set out in Clause 10.3.1 for the first time.

11.4	Conduct of Third Party Claims

11.4.1	If the matter or circumstance that may give rise to a claim against the Seller under this Agreement for breach of any Seller’s Warranty is a result of or in connection with a claim by a third party (a “Third Party Claim”) then:

(i)	the Purchaser shall as soon as reasonably practicable give written notice thereof to the Seller and thereafter shall provide the Seller with periodic updates upon reasonable request and shall consult with the Seller so far as reasonably practicable in relation to the conduct of the Third Party Claim and shall take reasonable account of the views of the Seller in relation to the Third Party Claim;

(ii)	the Third Party Claim shall not be admitted, compromised, disposed of or settled without the written consent of the Seller (such consent not to be unreasonably withheld or delayed); and

(iii)	subject to the Seller indemnifying the Purchaser or other member of the Purchaser’s Group concerned against all reasonable costs and expenses (including legal and professional costs and expenses) that may be incurred thereby, the Purchaser shall, or the Purchaser shall procure that any other members of the Purchaser’s Group shall, take such action as the Seller may reasonably request to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Third Party Claim, provided that this Clause 11.4.1(iii) shall not apply where the claim by the third party relates to matters or circumstances referred to in paragraphs 3 or 7 of Schedule 14 and the Purchaser shall then have the right to conduct the claim at its discretion (subject to Clauses 11.4.1(i) and (ii)), provided that failure to give notice in accordance with Clause 11.4.1(i) shall not affect the rights of the Purchaser to make a relevant claim under this Agreement for breach of any Seller’s Warranty, except that the failure shall be taken into account in determining the liability of the Seller for such claim to the extent the Seller establishes that the amount of it is increased, or is not reduced as a result of such failure.

11.4.2	Notwithstanding the provisions of Clause 11.4.1, if a Third Party Claim may also give rise to an indemnity claim under Clause 8.1.2, the provisions of Clause 8.2.2 shall apply instead of the provisions of Clause 11.4.1.

11.5	Clinical Employees

During the period between the Closing Date and the Clinical Employee Transfer Date:

11.5.1	the Seller shall retain operational and management control over the Clinical Employees; and

11.5.2	the Seller shall procure that the Seller’s Oncology Unit leader (being a Clinical Employee) will:

(i)	liaise with the Purchaser’s Head of Development OGD & GMA regarding the strategic direction of the clinical development activities in relation to the Products or the Business;

(ii)	supervise the services provided by the Clinical Employees; and

(iii)	ensure the execution of such services in accordance with the strategic direction given by the Purchaser.

12.	Restrictive Covenants

12.1	Non-Compete

In consideration of the payment by the Purchaser of $1,600,000,000, the Seller will not, and undertakes to procure that each member of the Seller’s Group will not, do any of the following things:

12.1.1	for three years from the Closing Date, manufacture, sell, commercialise, market or licence (whether as a result of M&A activity or otherwise) any oncology product which has or is proposed to have (i) the same mechanism of action as any Product; and/or (ii) the same indication as any Product or any Product Expansion (a “Competing Product”); or

12.1.2	for three years from the Closing Date, solicit the custom of any person to whom goods or services have been sold by any Business Seller in the course of the Business during the two years before the Closing Date, in each case only to the extent that such solicitation is in respect of products referred to in Clause 12.1.1.

12.2	Exceptions to the non-compete

The restrictions in Clause 12.1 shall not apply to:

12.2.1	any activities of any nature undertaken or developed by the Seller’s Group in relation to vaccines;

12.2.2	any Affiliate of Seller in which a person who is not a member of the Seller’s Group holds equity interests and with respect to whom a member of the Seller’s Group has existing contractual or legal obligations limiting its discretion to impose non-competition obligations;

12.2.3	the holding of shares in a company or other entity for investment purposes provided the Seller does not exercise, directly or indirectly, Control over that company or entity;

12.2.4

any business activity that would otherwise violate Clause 12.1 that is acquired in connection with an acquisition so long as the relevant member of the Seller’s Group divests all or substantially all of the business activity that would otherwise violate Clause 12.1 or otherwise terminates or disposes of such business activity, product line or assets of such acquired business that would otherwise violate Clause 12.1 within nine months after the consummation of the relevant acquisition, or such longer period as may reasonably be necessary to comply with Applicable Law (provided that in those circumstances the Seller shall procure that the such competing business activity is disposed of as soon as reasonably practicable);

12.2.5	passive investments by a pension or employee benefit plan or trust for present or former employees;

12.2.6	performance of any obligation of the Seller’s Group under this Agreement or any of the Ancillary Agreements, as amended from time to time in accordance with their terms;

12.2.7	any manufacturing of products that are not Competing Products by any member of the Seller’s Group for the Seller’s Group or any third party;

12.2.8	any manufacturing and supply of the Divested Zofran Product by any member of the Seller’s Group exclusively for or to the order of Aspen Global Incorporated and its Affiliates for sale in Australia to the extent required under the Aspen Agreements;

12.2.9	performance of any obligation of the Seller’s Group under the [***], as amended to the extent permitted by this Agreement from time to time;

12.2.10	provision of data or other content to or in connection with business conducted by any person, in each case as required by Applicable Law.

12.3	Non-solicit

The Seller will not, and undertakes to procure that each member of the Seller’s Group will not, for a period of two years after the Closing Date, solicit or induce any Restricted Group Employee to become employed or engaged whether as employee, consultant or otherwise by any member of the Seller’s Group.

12.4	Exceptions to the non-solicit

The restrictions in Clause 12.3 may be relaxed or additional exceptions allowed by written approval of the Purchaser’s Division Head of HR and shall in any event not apply to the solicitation, inducement or recruitment of any person:

12.4.1	through the placing of advertisements of posts available to the public generally;

12.4.2	through an employment agency, provided that no member of the Seller’s Group encourages or advises such agency to approach any such person;

12.4.3	who is no longer employed by the Purchaser’s Group; or

12.4.4	who is under formal notice of termination from his employer, provided that this exception only applies if the employment or engagement by the member of the Seller’s Group is offered with a start date which is no earlier than the day after the last scheduled date of the person’s employment with the Purchaser’s Group.

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

12.5	Reasonableness of Restrictions

Each undertaking contained in this Clause 12 shall be construed as a separate undertaking and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade, the remaining undertakings shall continue to bind the Seller.

13.	Confidentiality

13.1	Announcements

No announcement, communication or circular concerning the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Seller’s Group or the Purchaser’s Group without the prior written approval of the Seller and the Purchaser (such consent not to be unreasonably withheld or delayed). This shall not affect any announcement, communication or circular required by law or any governmental or regulatory body or the rules of any stock exchange on which the shares of any party (or its holding company) are listed but the party with an obligation to make an announcement or communication or issue a circular (or whose holding company has such an obligation) shall consult with the other parties (or shall procure that its holding company consults with the other parties) insofar as is reasonably practicable before complying with such an obligation.

13.2	Confidentiality

13.2.1	Subject to Clause 13.1 and Clause 13.2.2, each of the parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement, the Ancillary Agreements (or any other agreement entered into pursuant to this Agreement) which relates to:

(i)	the existence and provisions of this Agreement, the Ancillary Agreements and of any other agreement entered into pursuant to this Agreement;

(ii)	the negotiations relating to this Agreement, the Ancillary Agreements and any such other agreement;

(iii)	(in the case of the Seller) any information relating to the Business following Closing and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group; or

(iv)	(in the case of the Purchaser) any information relating to the business, financial or other affairs (including future plans and targets) of the Seller’s Group including, prior to Closing, any information relating to the Business.

13.2.2	Clause 13.2.1 shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by law, any governmental or regulatory body or any stock exchange on which the shares of any party (or its holding company) are listed;

(ii)	the disclosure or use is required to vest the full benefit of this Agreement or the Ancillary Agreements in any party;

(iii)	the disclosure or use is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement, the Ancillary Agreements or any other agreement entered into under or pursuant to this Agreement;

(iv)	the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(v)	the disclosure is made to a ratings agency on a confidential basis in connection with the affairs of the disclosing party;

(vi)	the disclosure is made by the Purchaser to any of its Representatives, any member of the Purchaser’s Group and/or any of their respective Representatives, or by the Seller to any of its Representatives, any member of the Seller’s Group and/or any of their respective Representatives, in each case on a “need-to-know” basis and provided they have a duty (contractual or otherwise) to keep such information confidential;

(vii)	the information was lawfully in the possession of that party without any obligation of secrecy prior to its being received or held, in either case as evidenced by written records;

(viii)	the information is or becomes publicly available (other than by breach of this Agreement);

(ix)	the other party has given prior written approval to the disclosure or use; or

(x)	the information is independently developed,

provided that prior to disclosure or use of any information pursuant to Clause 13.2.2(i), (ii) or (iii), the party concerned shall, where not prohibited by law, promptly notify the other parties of such requirement with a view to providing the other parties with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

14.	Insurance

14.1	No cover under Seller’s Group Insurance Policies from Closing

The Purchaser acknowledges and agrees that following Closing:

14.1.1

the Purchaser shall not have or be entitled to the benefit of any Seller’s Group Insurance Policy in respect of any event, act or omission that takes place after Closing and it shall be the sole responsibility of the Purchaser to ensure that adequate insurances are put in place in relation to the Business with effect from Closing;

14.1.2	except in respect of any Delayed Business until the appropriate Delayed Closing Date, neither the Seller nor any member of the Seller’s Group shall be required to maintain any Seller’s Group Insurance Policy in relation to the Business; and

14.1.3	the Purchaser shall not be entitled to make or notify a claim under any Seller’s Group Insurance Policy in respect of any event, act or omission that occurred prior to the Closing Date.

15.	France Business and Netherlands Business

15.1	France Business

Notwithstanding any other provision of this Agreement, this Agreement shall not constitute a binding agreement to sell or purchase the France Business, provided that:

15.1.1	in the event that the France Put Option Exercise occurs before Closing, this Clause 15.1 (other than this Clause 15.1.1) shall terminate and shall cease to have effect and the sale of the France Business shall be subject to the provisions of this Agreement as if it were part of the Business to be sold as and from the date of this Agreement;

15.1.2	in the event that the France Put Option Exercise does not occur before Closing:

(i)	the provisions of Clauses 2 and 6 (the “Disapplied Provisions”) shall not apply to the France Business;

(ii)	prior to the France Closing, the provisions of Clause 12, Schedule 8 and Schedule 9 (the “Suspended Provisions”) shall not apply to the France Business; and

(iii)	in respect of the Disapplied Provisions and, prior to the France Closing, the Suspended Provisions only:

(a)	the term “Business” shall be deemed to exclude the France Business;

(b)	the term “Assumed Liabilities” shall be deemed to exclude the France Assumed Liabilities; and

(c)	the term “Employees” shall be deemed to exclude the France Employees;

15.1.3	with effect from the France Closing, the Suspended Provisions shall apply to the France Business mutatis mutandis save that in respect of the Suspended Provisions only (A) the term “Closing” shall be deemed to refer to the France Closing and (B) the term “Closing Date” shall be deemed to refer to the date of the France Closing; and

15.1.4	the parties shall negotiate in good faith to agree any amendments to this Agreement and any of the Ancillary Agreements as are required in order to give effect to the principles set forth in this Clause 15.1 for the purposes of complying with the information and consultation requirements in respect of the relevant works council in respect of the France Business; and

15.1.5	the provisions of Clause 10 shall apply to the France Business as if the remaining provisions of this Clause 15.1 did not have any force or effect.

15.2	Netherlands Business

Notwithstanding any other provision of this Agreement, this Agreement shall not constitute a binding agreement to sell or purchase the Netherlands Business, provided that:

15.2.1	in the event that the Netherlands Put Option Exercise occurs before Closing, this Clause 15.2 (other than this Clause 15.2.1) shall terminate and shall cease to have effect and the sale of the Netherlands Business shall be subject to the provisions of this Agreement as if it were part of the Business to be sold as and from the date of this Agreement;

15.2.2	in the event that the Netherlands Put Option Exercise does not occur before Closing:

(i)	the Disapplied Provisions shall not apply to the Netherlands Business;

(ii)	prior to the Netherlands Closing, the Suspended Provisions shall not apply to the Netherlands Business; and

(iii)	in respect of the Disapplied Provisions and, prior to the Netherlands Closing, the Suspended Provisions only:

(a)	the term “Business” shall be deemed to exclude the Netherlands Business;

(b)	the term “Assumed Liabilities” shall be deemed to exclude the Netherlands Assumed Liabilities; and

(c)	the term “Employees” shall be deemed to exclude the Netherlands Employees;

15.2.3	with effect from the Netherlands Closing, the Suspended Provisions shall apply to the Netherlands Business mutatis mutandis save that in respect of the Suspended Provisions only (A) the term “Closing” shall be deemed to refer to the Netherlands Closing and (B) the term “Closing Date” shall be deemed to refer to the date of the Netherlands Closing; and

15.2.4	the parties shall negotiate in good faith to agree any amendments to this Agreement and any of the Ancillary Agreements as are required in order to give effect to the principles set forth in this Clause 15.2 for the purposes of complying with the information and consultation requirements in respect of the relevant works council in respect of the Netherlands Business; and

15.2.5	the provisions of Clause 10 shall apply to the Netherlands Business as if the remaining provisions of this Clause 15.2 did not have any force or effect.

16.	Other Provisions

16.1	Further Assurances

16.1.1	Without prejudice to any restriction or limitation on the extent of any party’s obligations under this Agreement, each of the parties shall from time to time, so far as each is reasonably able, do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form reasonably satisfactory to the party concerned as they consider necessary to transfer the Business to the Purchaser or otherwise to give the other party the full benefit of this Agreement.

16.1.2	If the parties determine at any time after Closing that, in respect of any country in which Assets are required to transfer under this Agreement, the transfer of certain such Assets is prohibited or restricted in such country under Applicable Law, the parties agree that such country shall be treated as a Delayed Business and the provisions of Schedule 25 shall apply to the transfer of Assets and/or Employees (as applicable) in such country.

16.2	Whole Agreement

16.2.1	This Agreement and the Ancillary Agreements contain the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

16.2.2	The Purchaser acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into it.

16.2.3	Each of the parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement and each of the parties waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.

16.2.4	In Clauses 16.2.1 to 16.2.3, “this Agreement” includes the Ancillary Agreements and all other documents entered into pursuant to this Agreement.

16.2.5	Nothing in this Clause 16.2 excludes or limits any liability for fraud.

16.3	No Assignment

No party may without the prior written consent of the other parties, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

16.4	Third Party Rights

16.4.1	Subject to Clause 16.4.2, the parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

16.4.2	Certain provisions of this Agreement confer benefits on the Affiliates of the Purchaser and the Affiliates of the Seller (each such Affiliate being, for the purposes of this Clause 16.4, a “Third Party”) and, subject to Clause 16.4.3, are intended to be enforceable by each Third Party by virtue of the Contracts (Rights of Third Parties) Act 1999.

16.4.3	Notwithstanding Clause 16.4.2, this Agreement may be varied in any way and at any time without the consent of any Third Party.

16.5	Variation or waiver

16.5.1	No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

16.5.2	No failure or delay by a party in exercising any right or remedy provided by Applicable Law or under this Agreement or any Ancillary Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

16.6	Method of Payment and set off

16.6.1	Payments (including payments pursuant to an indemnity, compensation or reimbursement provision) made or expressed to be made by the Purchaser or the Seller pursuant to this Agreement or any claim for breach of this Agreement shall, insofar as the payment or claim relates to or affects the Share (including the Company by reason of the transfer of the Share) or any assets or liabilities transferred pursuant to this Agreement, be made or received (as the case may be) by:

(i)	the Seller, for itself or as agent on behalf of the relevant Business Seller or the Share Seller (each in respect of the assets and liabilities to be transferred by it pursuant to this Agreement including, in the case of the Share Seller, the Share); and

(ii)	the Purchaser, for itself or as agent on behalf of the relevant members of the Purchaser’s Group (each in respect of the assets and liabilities to be transferred to it pursuant to this Agreement, including the Share).

16.6.2	Payments pursuant to this Agreement shall be settled by payments between the Seller, on behalf of the relevant members of the Seller’s Group, and the Purchaser, on behalf of the relevant members of the Purchaser’s Group.

16.6.3	Any payments pursuant to this Agreement shall be made in full, without any set-off, counterclaim, restriction or condition and without any deduction or withholding (save as may be required by law or as otherwise agreed).

16.6.4	Any payments pursuant to this Agreement shall be effected by crediting for same day value the account specified by the Seller or the Purchaser (as the case may be) on behalf of the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

16.6.5	Payment of a sum in accordance with this Clause 16.6 shall constitute a payment in full of the sum payable and shall be a good discharge to the payer (and those on whose behalf such payment is made) of the payer’s obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

16.7	Costs

16.7.1	Except as otherwise expressly provided for in this Agreement, the Seller shall bear all costs incurred by it and its Affiliates in connection with the preparation and negotiation of, and the entry into, this Agreement, any Ancillary Agreement and the sale of the Business.

16.7.2	Except as otherwise expressly provided for in this Agreement, the Purchaser shall bear all such costs incurred by it and its Affiliates in connection with the preparation and negotiation of, and the entry into, this Agreement, any Ancillary Agreement and the purchase of the Business.

16.8	Notarial Fees, Registration, Stamp and Transfer Taxes and Duties

Subject to Clause 8.13, the Seller shall bear the cost of all notarial fees and all registration, stamp and transfer taxes and duties (including, for the avoidance of doubt, stamp duty reserve tax) or their equivalents (“Transfer Taxes”) in all jurisdictions where such fees, taxes and duties are payable as a result of the transactions contemplated by this Agreement. The Purchaser shall be responsible for arranging the payment of all Transfer Taxes payable as a result of transactions taking place at or after Closing, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with such payment. The Seller shall indemnify the Purchaser or any other member of the Purchaser’s Group against any Transfer Taxes payable as a result of the transactions contemplated by this Agreement to the extent that such amounts have not already been deducted from the amount payable by the Purchaser at Closing under Clause 6.3.1(i)(d).

16.9	Interest

If any party defaults in the payment when due of any sum payable under this Agreement, the liability of that party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate per annum of two per cent. above LIBOR. Such interest shall accrue from day to day.

16.10	Grossing-up

16.10.1	All sums payable under this Agreement and the Local Transfer Documents shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as required by Applicable Law or as may be otherwise agreed. Subject to Clauses 16.10.2 to 16.10.7 if any deductions or withholdings are required by law the party making the payment shall (except in the case of any interest payable under Clause 16.9) be obliged to pay to the other party such sum as will after such deduction or withholding has been made leave the other party with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding, provided that if either party to this Agreement shall have assigned or novated the benefit in whole or in part of this Agreement or shall, after the date of this Agreement, have changed its tax residence or the permanent establishment to which the rights under this Agreement are allocated then the liability of the other party under this Clause 16.10.1 shall be limited to that (if any) which it would have been had no such assignment, novation or change taken place.

16.10.2	If either party is or becomes aware of any facts making it reasonably likely that the Purchaser, or any relevant member of the Purchaser’s Group, will be required to deduct or withhold any amount in respect of the Business Consideration and/or the Share Consideration (a “Relevant Tax Deduction”), then that party shall, as soon as reasonably practicable, give notice to the other party (including details of the relevant facts and, so far as possible, details of the rate and basis of such withholding).

16.10.3	The Seller and the Purchaser shall, and shall procure that the members of their respective groups shall (at the Seller’s cost), co-operate with each other in good faith and use all reasonable efforts to reduce or mitigate any Relevant Tax Deduction (or its amount) and/or to enable the Seller or the relevant Business Seller or Share Seller to obtain any available credit or refund in respect of such Relevant Tax Deduction, including, without limitation, making any available claim under an applicable double taxation treaty.

16.10.4

Without prejudice to the generality of Clause 16.10.3, the Seller and the Purchaser shall co-operate in good faith to establish or agree the amount or basis of calculation of any Relevant Tax Deduction prior to Closing (and in this regard the Purchaser shall consider reasonably any relevant information or evidence provided or obtained by the Seller) including, if requested by the Seller and at the Seller’s expense, by seeking to obtain a ruling or confirmation from a relevant Tax Authority, or obtaining an opinion from reputable local tax counsel or a firm of accountants of international standing satisfactory to the Purchaser (acting reasonably) and instructed jointly by the Seller and the Purchaser.

16.10.5	The Purchaser shall, or shall procure that the relevant member of the Purchaser’s Group shall, make any Relevant Tax Deduction in the minimum amount required by Applicable Law, provided that:

(i)	if a double taxation treaty between the jurisdiction under the laws of which the Relevant Tax Deduction is required and the jurisdiction of residence of the Seller or the relevant Share Seller or Business Seller is in force, the Purchaser shall (and shall procure that any relevant member of the Purchaser’s Group shall) make any Relevant Tax Deduction in an amount not exceeding the rate specified in such double taxation treaty (which may be nil), provided that the Seller has provided the Purchaser with such evidence as is required under Applicable Law to establish the entitlement of the Seller (or relevant Share Seller or Business Seller) to the benefit of the applicable treaty; and

(ii)	if an opinion from reputable local counsel or a firm of accountants of international standing has been obtained as envisaged by Clause 16.10.4, the Purchaser shall (and shall procure that any relevant member of the Purchaser Group shall) make such Relevant Tax Deduction in an amount or on a basis which is consistent with that opinion (which may result in no withholding or deduction), provided that the Seller has indemnified the Purchaser and any relevant member of the Purchaser’s Group, to the Purchaser’s reasonable satisfaction, against any Liabilities arising (including any interest and penalties) should such opinion be wholly or partly incorrect.

16.10.6	The Purchaser shall promptly provide the Seller with evidence reasonably satisfactory to the Seller that a Relevant Tax Deduction has been made and an appropriate amount paid to the relevant Tax Authority.

16.10.7	If any Relevant Tax Deduction is required, an additional sum shall be payable in accordance with Clause 16.10.1 only if and to the extent that such deduction or withholding would not have been required had the Purchaser and each member of the Purchaser’s Group making such payment or to which such payment relates been resident for Tax purposes only in Switzerland.

16.11	Notices

16.11.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing in English; and

(ii)	delivered by hand, fax, or by courier using an internationally recognised courier company.

16.11.2	A Notice to the Seller shall be sent to such party at the following address, or such other person or address as the Seller may notify to the Purchaser from time to time:

GlaxoSmithKline plc

980 Great West Road

Brentford

Middlesex TW8 9GS

Fax:	+44 (0)208 0476904

Attention:	Company Secretary

with a copy to the Seller’s Lawyers, marked for the urgent attention of Simon Nicholls (delivery of such copy shall not itself constitute valid notice).

16.11.3	A Notice to the Purchaser shall be sent to such party at the following address, or such other person or address as the Purchaser may notify to the Seller from time to time:

Novartis AG

Postfach

CH-4002 Basel

Switzerland

Fax:	+41 613244300

Attention:	Head Legal M&A, Novartis International AG

with a copy to the Purchaser’s Lawyers, marked for the urgent attention of Jennifer Bethlehem (delivery of such copy shall not itself constitute valid notice).

16.11.4	A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time of delivery, if delivered by hand or courier;

(ii)	at the time of transmission in legible form, if delivered by fax.

16.12	Invalidity or Conflict

16.12.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

16.12.2

To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 16.12.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 16.12.1, not be affected.

16.12.3	If there is any conflict between the terms of this Agreement and any of the Ancillary Agreements this Agreement shall prevail (as between the parties between this Agreement and as between any member of the Seller’s Group and any member of the Purchaser’s Group) unless (i) such Ancillary Agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Seller and the Purchaser are either also parties to that Ancillary Agreement or otherwise expressly agree in writing that such Ancillary Agreement shall override this Agreement in that respect.

16.12.4	For the avoidance of doubt, nothing in this Agreement is intended to limit or exclude the Liabilities of any party under any Ancillary Agreement.

16.13	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart. Delivery of a counterpart of this Agreement by email attachment shall be an effective mode of delivery.

16.14	Governing Law and Submission to Jurisdiction

16.14.1	This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with the Agreement and such documents shall be governed by and construed in accordance with English law.

16.14.2	Each of the parties irrevocably agrees that the courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and that accordingly any proceedings arising out of or in connection with this Agreement and the documents to be entered into pursuant to it shall be brought in such courts. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

16.15	Appointment of Process Agent

16.15.1	The Purchaser hereby irrevocably appoints Hackwood Secretaries Limited of One Silk Street, London EC2Y 8HQ as its agent to accept service of process in England and Wales in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Purchaser.

16.15.2	The Purchaser agrees to inform the Seller in writing of any change of address of such process agent within 28 days of such change.

16.15.3	If such process agent ceases to be able to act as such or to have an address in England and Wales, the Purchaser irrevocably agrees to appoint a new process agent in England and Wales and to deliver to the Seller within 14 days a copy of a written acceptance of appointment by the process agent.

16.15.4	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

This Agreement has been entered into on the date stated at the beginning.

SIGNED by

And

For and on behalf of
NOVARTIS AG

SIGNED by

For and on behalf of
GLAXOSMITHKLINE PLC

CONTENTS

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Schedule 1

Products

Part 1

Products

No	Brand name	Active Ingredient	Product Description	Marketing Authorisation details (includes all countries that have product approval; NOTE; for products with multiple indications, some countries may not have yet have approval for all indications)	Product Expansion Applications (includes only those submitted or currently under regulatory review)	ATC Code	Dosage
1	Tafinlar	Dabrafenib

Dabrafenib mesylate is a kinase inhibitor. The chemical name for dabrafenib mesylate is N-{3-[5-(2-Amino-4-pyrimidinyl)-2-(1,1-dimethylethyl)-1,3-thiazol-4-yl]-2-fluorophenyl}-2,6-difluorobenzene sulfonamide, methanesulfonate salt. It has the molecular formula C23H20 F3N5O2S2•

CH4O3S and a molecular weight of 615.68.

Australia, Austria, Belgium, Bulgaria, Canada, Chile, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, United Kingdom, United States

Combination w/ MEK (regulatory reviews ongoing in certain markets, i.e. Switzerland); proposed indication below:

TAFINLAR in combination with trametinib is indicated for the treatment of patients with unresectable or metastatic melanoma with BRAF V600E or V600K mutations.

						Antineoplastic agents, protein kinase inhibitor L01XE23	The recommended dose of TAFINLAR is 150 mg orally twice daily as a single agent or in combination with trametinib 2 mg orally once daily.

2	Mekinist	Trametinib	Trametinib dimethyl sulfoxide is a kinase inhibitor. The chemical name is acetamide, N-[3-[3-cyclopropyl-5-[(2-fluoro-4- iodophenyl) amino]-3,4,6,7-tetrahydro-6,8-dimethyl-2,4,7-	Australia, Canada, Switzerland, United States	EU opinion for Mekinist monotherapy on track for April CHMP meeting: Trametinib is indicated in monotherapy for the treatment of adult	Antineoplastic agents, protein kinase inhibitor L01XE23	The recommended dosage regimens of MEKINIST are 2 mg orally once daily as a single agent or in combination with dabrafenib 150 mg orally

			trioxopyrido[4,3-d]pyrimidin-1(2H)-yl]phenyl]-, compound with 1,1’-sulfinylbis [methane] (1:1). It has a molecular formula C26H23 FIN5O4•C2 H6OS with a molecular mass of 693.53.		patients with unresectable or metastatic melanoma with a BRAF V600 mutation		twice daily

3	Votrient	Pazopanib

VOTRIENT (pazopanib) is a tyrosine kinase inhibitor (TKI). Pazopanib is presented as the hydrochloride salt, with the chemical name 5-[[4-[(2,3-dimethyl-2H-indazol-6-yl)

methylamino]-2-pyrimidinyl]

amino]-2-methylbenzenesul

fonamide monohydrochloride. It has the molecular formula C21H23 N7O2S•HCl and a molecular weight of 473.99.

				Albania, Argentina, Aruba, Australia, Austria, Bahrain, Bangladesh, Belarus, Belgium, Bosnia and Herzegovina, Brazil, Brunei Darussalam, Bulgaria, Canada, Chile, Colombia, Costa Rica, Croatia, Cuba, Curacao, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Finland, France, Germany, Greece, Guatemala, Guyana, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Ireland, Israel, Italy, Japan, Kazakhstan, Korea, Republic of, Kuwait, Latvia, Lebanon, Lithuania, Luxembourg, Macao, Macedonia, Malaysia, Malta, Mexico, Morocco, Netherlands, New Zealand, Nicaragua, Norway, Oman, Pakistan, Panama, Peru, Philippines, Poland, Portugal, Qatar, Romania, Russian Federation, Saudi Arabia, Serbia, Singapore, Slovakia, Slovenia, Spain, Suriname, Sweden, Switzerland, Syrian Arab Republic, Taiwan, Thailand, Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uruguay, Venezuela, Yemen	EU withdrawal of maintenance treatment of women with FIGO stage II-IV epithelial ovarian, fallopian tube or primary peritoneal cancer who had not progressed after receiving first-line chemotherapy.	Antineoplastic agents, other antineoplastic agents, protein- kinase inhibitors, ATC code: L01XE11	The recommended dose of pazopanib for the treatment of RCC or STS is 800 mg once daily.

4	Tykerb/ Tyverb	Lapatinib	Lapatinib is a small molecule and a member of the 4-anilinoquinazoline class of kinase inhibitors. It is present as the monohydrate of the ditosylate salt, with	Albania, Argentina, Aruba, Australia, Austria, Azerbaijan, Bahrain, Bangladesh, Belgium, Brazil, Bulgaria, Cambodia, Chile, Colombia, Croatia, Cyprus, Czech Republic, Denmark, Ecuador, Egypt, Finland, France, Germany, Greece, Guatemala, Guyana, Honduras, Hungary, Iceland, Indonesia,	Awaiting results of ALTTO to support submission along with NeoALTTO.	Antineoplastic agent, other antineoplastic agents, protein kinase inhibitor, ATC code:	Tyverb / capecitabine combination: The recommended dose of Tyverb is 1250 mg (i.e. five tablets) once daily continuously. The recommended dose of capecitabine is 2000 chemical name N-(3

chloro-4-{[(3-fluorophenyl)

methyl]oxy}

phenyl)-6-[5-({[2

(methylsulfonyl)

ethyl]amino}

methyl)-2-furanyl]-4-quinazolinamine bis(4

methylbenzenesul

fonate) monohydrate. It has the molecular formula C29H26ClFN4O4S

(C7H8O3S)2 H2O and a molecular weight of 943.5.

Ireland, Israel, Italy, Kazakhstan, Korea, Republic of, Latvia, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Moldova, Morocco, Netherlands, Norway, Oman, Pakistan, Paraguay, Peru, Poland, Portugal, Romania, Russian Federation, Serbia, Singapore, Slovakia, Slovenia, Spain, Sri Lanka, Sweden, Switzerland, Syrian Arab Republic, Turkey, Ukraine, United Kingdom, United States, Yemen, Algeria, Armenia, Belarus, Bosnia and Herzegovina, Canada, China, Costa Rica, Curacao, Dominican Republic, El Salvador, Georgia, Hong Kong ,India ,Jamaica, Japan, Jordan, Kuwait, Lebanon, Macao, Macedonia, New Zealand, Nicaragua, Panama, Qatar, Saudi Arabia, South Africa, Suriname, Taiwan, Thailand, Trinidad and Tobago, United Arab Emirates, Uruguay, Venezuela	L01XE07

mg/m2/day taken in 2 doses 12 hours apart on days 1-14 in a 21 day cycle

Tyverb / trastuzumab combination:

The recommended dose of Tyverb is 1000 mg (i.e. four tablets) once daily continuously.

The recommended dose of trastuzumab is 4 mg/kg administered as an intravenous (IV) loading dose, followed by 2 mg/kg IV weekly

Tyverb / aromatase inhibitor combination:

The recommended dose of Tyverb is 1500 mg (i.e. six tablets) once daily continuously.

U.S. FDA Label:

HER2-Positive Metastatic Breast Cancer: The recommended dose of TYKERB is 1,250 mg given orally once daily on Days 1-21 continuously in combination with capecitabine 2,000 mg/m2/day (administered orally in 2 doses approximately 12 hours apart) on Days 1-14 in a repeating 21-day cycle.

Hormone Receptor-Positive, HER2-Positive Metastatic Breast Cancer: The recommended dose of TYKERB is 1,500 mg given orally once daily continuously in combination with letrozole.

When coadministered with TYKERB, the recommended dose of letrozole is 2.5 mg once daily.

5	Promacta/ Revolade	Eltrombopag

Eltrombopag olamine is a biphenyl hydrazone. The chemical name for eltrombopag olamine is 3'-{(2Z)-2-[1-(3,4-dimethylphenyl)-3-methyl-5-oxo-1,5-dihydro-4H-pyrazol-4-ylidene]

hydrazino}-2'-hydroxy-3-biphenylcarboxylic acid - 2-aminoethanol (1:2). It has the molecular formula C25H 22N4O4 •2

(C2H7 NO). The molecular weight is 564.65 for eltrombopag olamine and 442.5 for eltrombopag free acid.

Albania, Argentina, Aruba, Australia, Austria, Azerbaijan, Bahrain, Bangladesh, Belarus, Belgium, Bosnia and Herzegovina, Brazil, Brunei Darussalam, Bulgaria, Canada, Chile, Colombia, Costa Rica, Croatia, Curacao, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, EI Salvador, Estonia, Finland, France, Georgia, Germany, Greece, Guatemala, Guyana, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Ireland, Israel, Italy, Jamaica, Jordan, Kazakhstan, Korea Republic of, Kuwait, Latvia, Lebanon, Lithuania, Luxembourg, Macao, Macedonia, Malaysia, Malta, Mexico, Moldova, Morocco, Myanmar, Netherlands, New Zealand, Nicaragua, Norway, Oman, Pakistan, Panama, Peru, Philippines, Poland, Portugal, Qatar, Romania, Russian Federation, Saudi Arabia, Serbia, Singapore, Slovakia, Slovenia, Spain, Sudan (North part), Suriname, Sweden, Switzerland, Syrian Arab Republic, Taiwan, Thailand, Trinidad and Tobago, Turkey, United Arab Emirates, United Kingdom, United States, Uruguay, Yemen

sNDA filed 27 Feb 2014: Proposed Indication below:

PROMACTA is indicated for the treatment of cytopenias in patients with severe aplastic anemia who have had an insufficient response to immunosuppressive therapy

						Antihemorrhagics, other systemic hemostatics. ATC code: B02BX 05	US FDA Label: Promacta has four FDA approved dosages: 12.5 mg, 25 mg, 50 mg, 75 mg, and 100 mg tablets.

6	Arzerra	Ofatumumab	ARZERRA (ofatumumab) is an IgG1K human monoclonal antibody with a molecular weight of approximately 149 kDa. The antibody was generated via transgenic mouse and hybridoma technology and is produced in a recombinant murine cell line (NS0) using standard	Argentina, Australia, Austria, Bahrain, Belgium, Bosnia and Herzegovina, Bulgaria, Canada, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Kazakhstan, Kuwait, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Norway, Panama, Poland, Portugal, Qatar, Romania, Russian Federation,	Arzerra in combination with alkylator (e.g. chlorambucil) is indicated for the treatment of chronic lymphocytic leukaemia (CLL) in previously untreated patients PDUFA date (4/18)	monoclonal antibodies, ATC code: L01XC10	The recommended dose is 300 mg ofatumumab for the first infusion and 2,000 mg ofatumumab for all subsequent infusions. The infusion schedule is 8 consecutive weekly infusions, followed 4-5 weeks later by 4 consecutive monthly (i.e. every 4 weeks) infusions.

			mammalian cell cultivation and purification technologies.	Slovakia, Slovenia, Spain, Sweden, Switzerland, United Arab Emirates, United Kingdom, United States

U.S. FDA Label:

Previously Untreated CLL:

The recommended dosage and schedule is:

•      300 mg on Day 1 followed 1 week later by 1,000 mg on Day 8 (Cycle 1) followed by

•      1,000 mg on Day 1 of subsequent 28-day cycles for a minimum of 3 cycles until best response or a maximum of 12 cycles.

Refractory CLL: The recommended dosage and schedule is 12 doses administered as follows:

•      300 mg initial dose (Dose 1), followed 1 week later by

•      2,000 mg weekly for 7 doses (Doses 2 through 8), followed 4 weeks later by

•      2,000 mg every 4 weeks for 4 doses (Doses 9 through 12).

7	Hycamtin	Topotecan

HYCAMTIN (topotecan hydrochloride) is a semi-synthetic derivative of camptothecin and is an anti-tumor drug with topoisomerase I-inhibitory activity.

HYCAMTIN for Injection is supplied as a sterile lyophilized, buffered, light yellow to greenish powder available in single-dose vials. Each vial contains topotecan hydrochloride equivalent to 4 mg of topotecan as free base.

The chemical name for

				Albania, Argentina, Aruba, Australia, Austria, Bahrain, Belarus, Belgium, Bosnia and Herzegovina, Brazil, Brunei Darussalam, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Croatia, Curacao, Cyprus, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Finland, France, Gabon, Germany, Greece, Guatemala, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, Jordan, Kazakhstan, Kenya, Korea, Republic of Kuwait, Latvia, Lebanon, Lithuania, Luxembourg, Macedonia, Madagascar,	None	Other antineoplastic agents: ATC code: L01XX17

Hycamtin IV infusion

Ovarian & Small Cell Lung Cancer:

The recommended dose of topotecan is 1.5 mg/m2 body surface area/day administered by intravenous

2 infusion over 30 minutes daily for five consecutive days with a three week interval between the start of each course.

Cervical Carcinoma: The recommended dose of topotecan is 0.75 mg/m2/day administered as 30 minute intravenous infusion daily on topotecan hydrochloride is (S)-10-[(dimethylamino)

methyl]-4 ethyl-4,9-dihydroxy-1H-pyrano[3',4':6,7] indolizino[1,2-b]quinoline-3, 14-(4H,12H)-dione monohydrochloride. It has the molecular formula C23H23N3O5•HCl and a molecular weight of 457.9.

Malaysia, Maldives, Malta, Moldova, Morocco, Namibia, Netherlands, New Zealand, Nicaragua, Niger, Norway, Oman, Pakistan, Palestine, Panama, Peru, Philippines, Poland, Portugal, Qatar, Romania, Russian Federation, Saudi Arabia, Serbia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sri Lanka, Sweden, Switzerland, Syrian Arab Republic, Taiwan, Thailand, Trinidad and Tobago, Ukraine, United Arab Emirates, United Kingdom, United States, Uruguay

days 1, 2 and 3. Cisplatin is administered as an intravenous infusion on day 1 at a dose of 50 mg/m2/day and following the topotecan dose.

Hycamtin Capsules (per US FDA label)

The recommended dose of HYCAMTIN capsules is 2.3 mg/m2 /day once daily for 5 consecutive days repeated every 21 days. Round the calculated oral daily dose to the nearest 0.25 mg, and prescribe the minimum number of 1 mg and 0.25 mg capsules. The same number of capsules should be prescribed for each of the 5 dosing days.

8	Argatroban	Argatroban

Argatroban is a synthetic direct thrombin inhibitor derived from L-arginine. The chemical name for Argatroban is 1-[5-[(aminoiminomethyl)

amino]-1-oxo-2-[[(1,2,3,4-tetrahydro-3-methyl-8quinolinyl)

sulfonyl]amino]

pentyl]-4-methyl-2-piperidinecarboxylic acid, monohydrate. Argatroban has 4 asymmetric carbons. One of the asymmetric carbons has an R configuration (stereoisomer Type I) and an S configuration (stereoisomer Type II). Argatroban consists of a mixture of R and S

				None	B01AE03

Heparin-Induced Thrombocytopenia (HIT/HITTS): Initial Dosage: Before administering Argatroban, discontinue heparin therapy and obtain a baseline aPTT. The recommended initial dose of Argatroban for adult patients without hepatic impairment is 2 mcg/kg/min, administered as a continuous infusion

Percutaneous Coronary Interventions (PCI) in HIT/HITTS Patients: Initial Dosage: An infusion of Argatroban should be started

			stereoisomers at a ratio of approximately 65:35. The molecular formula of Argatroban is C23H36N6O5S•H2O. Its molecular weight is 526.66.			at 25 mcg/kg/min and a bolus of 350 mcg/kg administered via a large bore intravenous (IV) line over 3 to 5 minutes (see Table 9). Activated clotting time (ACT) should be checked 5 to 10 minutes after the bolus dose is completed. The procedure may proceed if the ACT is greater than 300 seconds.

9	Zofran	Ondansetron

The active ingredient in ZOFRAN Injection is ondansetron hydrochloride (HCl), the racemic form of ondansetron and a selective blocking agent of the serotonin 5-HT3 receptor type. Chemically it is (±) 1, 2, 3, 9-tetrahydro-9-methyl-3-[(2-methyl-1H-imidazol-1-yl)methyl]-4Hc o e o u

The empirical formula is C18H19N3O•

HCl•2H2O, representing a molecular weight of 365.9.

				None	A04AA01

Prevention of Chemotherapy-Induced Nausea and Vomiting: Adult Dosing: The recommended I.V. dosage of ZOFRAN for adults is a single 32-mg dose or three 0.15-mg/kg doses. A single 32-mg dose is infused over 15 minutes beginning 30 minutes before the start of emetogenic chemotherapy. The recommended infusion rate should not be exceeded (see OVERDOSAGE). With the three-dose (0.15-mg/kg) regimen, the first dose is infused over 15 minutes beginning 30 minutes before the start of emetogenic chemotherapy. Subsequent doses (0.15 mg/kg) are administered 4 and 8 hours after the first dose of ZOFRAN.

Prevention of Postoperative Nausea and Vomiting: Adult Dosing:

The recommended

I.V. dosage of ZOFRAN for adults is 4 mg undiluted administered intravenously in not less than 30 seconds, preferably over 2 to 5 minutes, immediately before induction of anesthesia, or postoperatively if the patient experiences nausea and/or vomiting occurring shortly after surgery.

10	Arranon/ Atriance	Nelarabine

ARRANON (nelarabine) is a pro-drug of the cytotoxic deoxyguanosine analogue, 9-ß-D-250 arabinofuranosylguanine (ara-G).

The chemical name for nelarabine is 2-amino-9-ß-D-arabinofuranosyl-6-methoxy-9H-purine. It has the molecular formula C11H15 N5O5 and a molecular weight of 297.27.

					None	Antineoplastic agents, antimetabolites, purine analogues, ATC code: L01B B 07

Adults and adolescents (aged 16 years and older):

The recommended dose of nelarabine for adults is 1,500 mg/m2 administered intravenously over two hours on days 1, 3 and 5 and repeated every 21 days.

Paediatric population:

Children and adolescents (aged 21 years and younger):

The recommended dose of nelarabine for children and adolescents is 650 mg/m2 administered intravenously over one hour daily for 5 consecutive days, repeated every 21 days.

11	AKT GSK2141 795	-	An orally bioavailable inhibitor of the serine/threonine protein kinase Akt (protein kinase B) with potential antineoplastic activity. Akt inhibitor GSK2141795 binds to and inhibits the activity of Akt,	None	None	Antineoplastic agents, protein kinase inhibitor	n/a

which may result in inhibition of the PI3K/Akt signaling pathway and tumor cell proliferation and the induction of tumor cell apoptosis. Activation of the PI3K/Akt signaling pathway is frequently associated with tumorigenesis and dysregulated PI3K/Akt signaling may contribute to tumor resistance to a variety of antineoplastic agents

12	GSK2110 183	Afuresertib	An orally bioavailable inhibitor of the serine/threonine protein kinase Akt (protein kinase B) with potential antineoplastic activity. Afuresertib binds to and inhibits the activity of Akt, which may result in inhibition of the PI3K/Akt signaling pathway and tumor cell proliferation and the induction of tumor cell apoptosis. Activation of the PI3K/Akt signaling pathway is frequently associated with tumorigenesis and dysregulated PI3K/Akt signaling may contribute to tumor resistance to a variety of antineoplastic agents.	None	None	Antineoplastic agents, protein kinase inhibitor	n/a

13	LGD4665 also known by

the GSK reference number GSK22 85921

Schedule 1

Part 2

Product Expansions – Combos

[***]

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

CONTENTS

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Schedule 2

Certain Intellectual Property Rights Matters (Clause 2.3.1)

Part 1: Registered Transferred Product Intellectual Property Rights

Patents

[***]

Registered Trade Marks and Copyright

[***]

Part 2: List of Transferred Contracts and Transferred IP Contracts

[***]

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

CONTENTS

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Schedule 3

Excluded Assets and Excluded Contracts (Clause 2.3.2)

Part 1 Excluded Assets

The Import Drug Licence

Part 2 Excluded Contracts

The China Contracts

Schedule 4

Excluded Liabilities (Clause 2.3.4)

Not Used

Schedule 5

Permitted Encumbrances (Clause 1.1)

(i) Co-Owned Business Product Intellectual Property Rights listed at Part 1 of Schedule 2.

Schedule 6

Product Approvals (Clause 6.2.2)

Part 1 Terms relating to the Product Approvals

1.	General Provisions

1.1	The Purchaser shall do all things necessary to effect the transfer of each Product Approval, including complying with requirements and requests of Governmental Entities with respect to the transfer of each Product Approval.

1.2	The Marketing Authorisations shall be transferred in accordance with Part 2 of this Schedule 6.

2.	Fees and expenses

From and after the Closing Date, the Purchaser shall promptly reimburse the relevant members of the Seller’s Group for all maintenance and renewal fees and similar fees paid, and all out of pocket expenses reasonably incurred in connection with the satisfaction of any commitments or obligations by such member of the Seller’s Group with respect to each Product Approval.

3.	Product Expansion Applications

3.1	The Purchaser shall file or cause to be filed applications for the transfer of each Product Expansion Application in each country or territory in which such transfer is required to be submitted as soon as possible after the Closing Date.

3.2	Pending the transfer of each Product Expansion Application the Seller shall, and shall cause the relevant members of the Seller’s Group to:

3.2.1	upon reasonable request from the Purchaser and at the Purchaser’s expense, reasonably cooperate and coordinate with the Purchaser in relation to the transfer of the Product Expansion Applications, including by providing the Purchaser with regulatory documentation concerning the Products owned or controlled by Seller or its Affiliates;

3.2.2	perform such acts and services as may be requested by the Purchaser that are reasonably necessary or required by any Governmental Entity to maintain or renew any Product Expansion Application or are reasonably necessary for the Purchaser to pursue the regulatory approval for any Product Expansion Application, including conducting any studies, including clinical and stability studies, concerning the Products and the Product Expansions; and

3.2.3	notify the Purchaser as soon as is reasonably practicable of any written communication received by the Seller or any member of the Seller’s Group with respect to any Product Expansion Application and shall consult with the Purchaser with respect to such communication and take into account the Purchaser’s views as to the form and content of any communication with any Governmental Entity concerning such Product Expansion Application.

Part 2 Marketing Authorisation Transfer Provisions

1.	Transfer of Marketing Authorisations

Marketing Authorisation Transfer and Marketing Authorisation Re-registration

1.1	The Seller and the Purchaser hereby agree they will each use, and will procure that their respective Affiliates will use, all reasonable endeavours to ensure that, as soon as reasonably practicable after the Closing Date:

1.1.1	subject to paragraphs 1.1.2 and 1.1.3, each Marketing Authorisation shall be transferred in accordance with Applicable Law by the Marketing Authorisation Holder to the Marketing Authorisation Transferee (“Marketing Authorisation Transfer”);

1.1.2	where Applicable Law does not permit Marketing Authorisation Transfer, a new marketing authorisation shall be registered in the name of the Marketing Authorisation Transferee to replace the existing Marketing Authorisation (“Marketing Authorisation Re-registration”) and the Seller shall procure that the relevant Marketing Authorisation Holder takes all necessary steps to withdraw, abandon, cancel or allow to lapse the superseded Marketing Authorisation as soon as practicable after the Marketing Authorisation Re-registration Date; and

1.1.3	good faith discussions are held between the Seller and the Purchaser (or their respective Affiliates) to determine whether a structure may be implemented such that the Marketing Authorisation Transfers in Brazil may be effected without the need for a Marketing Authorisation Re-registration, such as by means of a spin-off structure under Applicable Law (the “Brazilian Spin-off”). For the avoidance of doubt, nothing in this sub-paragraph 1.1.3 shall oblige the Seller or the Purchaser to carry out any Brazilian Spin-off.

1.2	Without prejudice to any rights the Purchaser may have under the terms of this Agreement, to the extent that, before Closing, and in the event that, at Closing, the Marketing Authorisation Holder of the Marketing Authorisation for Argatroban in the United States and Canada (the “Argatroban MA”) is not the Seller or a member of the Seller’s Group, the Seller shall use all reasonable endeavours to procure or assist the Purchaser to procure the transfer of (i) the Argatroban MA and (ii) all data relevant to Argatroban held in the safety database of the Marketing Authorisation Holder of the Argatroban MA (or any of its Affiliates) (the “Argatroban Safety Data”) to the Marketing Authorisation Transferee as soon as reasonably practicable. The Seller shall use all reasonable endeavours to procure that the Marketing Authorisation Holder of the Argatroban MA shall continue to support the Argatroban MA for pharmacovigilance activities until the Argatroban Safety Data has transferred to a member of the Purchaser’s Group.

1.3	The parties agree that the transfer of any Marketing Authorisation from the Marketing Authorisation Holder to the Marketing Authorisation Transferee in respect of any Delayed Business shall not complete until on or after the relevant Delayed Closing Date.

1.4	Any Marketing Authorisation Transfer or Marketing Authorisation Re-registration (as applicable) shall each be effected on a Market-by-Market basis (such that there shall not be any staggered Marketing Authorisation Transfer or Marketing Authorisation Re-registration (as the case may be) on a Product-by-Product basis in any Market), unless otherwise agreed between the Seller and the Purchaser.

1.5	With effect from the Closing Date until the Marketing Authorisation Transfer Date or the Marketing Authorisation Re-registration Date (as applicable), the Seller shall procure that each Marketing Authorisation Holder shall hold the Marketing Authorisation(s) in its name but for the account, risk and benefit of the relevant Marketing Authorisation Transferee.

Submission of MA Documentation

1.6	Without prejudice to paragraph 1.7, the Purchaser shall be responsible for preparing and submitting, or for procuring that there is prepared and submitted (in any such case at the Purchaser’s cost and expense), all notices, applications, submissions, reports and any other instruments, documents, correspondence or filings necessary to complete Marketing Authorisation Transfer or Marketing Authorisation Re-registration (as applicable) (the “MA Documentation”). The MA Documentation shall be prepared in accordance with Applicable Law as soon as reasonably practicable.

1.7	At the Seller’s election, the Purchaser shall procure that advanced drafts of the MA Documentation are submitted to the Seller so as to allow the Seller and/or the Marketing Authorisation Holder a reasonable opportunity to provide comments on such MA Documentation before it is submitted to the relevant Governmental Entity. The Purchaser shall incorporate all comments on such drafts as may reasonably be made by the Seller and/or the Marketing Authorisation Holder PROVIDED THAT the Purchaser shall not be obliged to incorporate any comments if the Purchaser considers, acting reasonably that to do so would materially delay Marketing Authorisation Transfer or Marketing Authorisation Re-registration (as applicable).

1.8	Where under Applicable Law the MA Documentation is required to be submitted to the relevant Governmental Entity:

1.8.1	by the Marketing Authorisation Holder, the Purchaser shall procure that the finalised MA Documentation is provided to the Seller after such MA Documentation is finalised in accordance with paragraph 1.7 above and the Seller shall, in turn, procure that the Marketing Authorisation Holder submits such MA Documentation to the relevant Governmental Entity (the timing and date of such submission to be agreed with the Purchaser) and the Seller shall promptly thereafter advise the Purchaser of such submission and provide a copy of the relevant MA Documentation (in the form submitted) to the Purchaser; and

1.8.2

by the Marketing Authorisation Transferee, the Purchaser shall procure that the relevant Marketing Authorisation Transferee submits the finalised MA Documentation to the relevant Governmental Entity as soon as reasonably practicable after such MA Documentation is finalised in accordance with paragraph 1.7 above and the Purchaser shall promptly thereafter advise the

Seller of such submission and provide a copy of the relevant MA Documentation (in the form submitted) to the Seller.

1.8.3	From the Closing Date, the Seller shall procure that the relevant Marketing Authorisation Holder shall, as soon as reasonably practicable, sign any notices, applications, submissions, reports and other instruments, documents, correspondence or filings presented to it by the Purchaser or the relevant Marketing Authorisation Transferee that are necessary to effect Marketing Authorisation Transfer or Marketing Authorisation Re-registration (as applicable). The Marketing Authorisation Holder shall:

(i)	provide notice of its consent to a Marketing Authorisation Transfer or Marketing Authorisation Re-registration if required by any Governmental Entity; and

(ii)	provide to the Purchaser or the relevant Marketing Authorisation Transferee any information or other data or technical or other information in its possession that relates to the relevant Marketing Authorisation and that is required by a relevant Governmental Entity or otherwise reasonably required by the Purchaser or the relevant Marketing Authorisation Transferee to assist the Purchaser or the relevant Marketing Authorisation Transferee to effect the relevant Marketing Authorisation Transfer or Marketing Authorisation Re-registration;

(iii)	in the event of any request for information or any query from any relevant Governmental Entity in respect of Marketing Authorisation Transfer or the Marketing Authorisation Re-registration (as applicable), the relevant party receiving such request or query shall provide copies of any such request or query to the Seller or, as the case may be, to the Purchaser. The Purchaser shall be responsible for preparing, or shall be responsible for procuring that there is prepared, (at the Purchaser’s cost and expense) any response to such a request or query with the intention that such request or query shall be dealt with as promptly and efficiently as possible. In advance of finalising any such response, the Purchaser shall procure that the relevant response is submitted to the Seller so as to allow the Seller and/or the relevant Marketing Authorisation Holder a reasonable opportunity to provide comments on such response before it is submitted to the Governmental Entity. The Purchaser shall procure that relevant Marketing Authorisation Transferee (i) shall submit the response to the relevant Governmental Entity as soon as reasonably practicable after the same has been finalised in accordance with this paragraph 1.8.3(iii) and (ii) shall provide a copy of the relevant response (in the form submitted) to the Seller.

2.	Obligations Pending Marketing Authorisation Transfer or Marketing Authorisation Re-Registration

2.1	Unless otherwise required by Applicable Law or a relevant Governmental Entity (or unless otherwise agreed in writing by the Seller and the Purchaser), from the Closing Date until the applicable Marketing Authorisation Transfer Date or Marketing Authorisation Re-registration Date:

2.1.1	the Seller shall:

(i)	maintain in force (or procure that there is maintained in force) each Marketing Authorisation, and shall not voluntarily amend, cancel or surrender any Marketing Authorisation unless requested to do so in writing by the Purchaser or required to do so by any Applicable Law or any Governmental Entity;

(ii)	with the Purchaser’s consent (not to be unreasonably withheld or delayed) progress (or procure that there is progressed) any registrations, variations or renewals to Marketing Authorisations initiated by the Seller (or any other member of the Seller’s Group) prior to the Closing Date or withdraw them upon the request of the Purchaser;

(iii)	procure that each Marketing Authorisation Holder shall comply with the terms of any Marketing Authorisation and shall notify the Purchaser as soon as reasonably practicable of the details of any variations or renewals initiated following the Closing Date;

(iv)	inform the Purchaser of any impending renewals of Marketing Authorisations as at the Closing Date and the parties shall discuss in good faith to what extent any such renewal will be pursued or withdrawn (it being agreed that the Purchaser shall have the final decision in any such matter);

(v)	not without the consent of the Purchaser, initiate any additional variations or amendments to the Marketing Authorisations, except to the extent required by any Governmental Entity or where failure to do so would breach Applicable Law; and

(vi)	consider in good faith any request by the Purchaser to apply for a new marketing authorisation in respect of a Product PROVIDED THAT if the Seller agrees to submit such application, any costs or expenses incurred by the Seller in making such application shall be for the Purchaser’s account and shall constitute MA Costs;

2.1.2

without prejudice to the generality of the foregoing paragraph 2.1.1(iii), the Purchaser acknowledges and agrees that each Marketing Authorisation Holder shall be entitled to do (or to procure that there is done) any or all of the following (and the Purchaser acknowledges that, where the relevant Marketing Authorisation Holder so chooses and unless otherwise agreed, responsibility for each of the following activities shall rest with the relevant Marketing Authorisation Holder):

(i)	pharmacovigilance activities related to the Marketing Authorisations, which activities shall be conducted in accordance with the Applicable Law, the Pharmacovigilance Agreement, and the standards, policies and procedures of the Seller’s Group from time to time in force; and

(ii)	conducting any and all communications with a Governmental Entity in respect of a Marketing Authorisation (including, without limitation to the generality of the foregoing, attending any meetings with relevant Governmental Entities and filing and submitting all reports and other documents which it reasonably considers necessary to be submitted in order to comply with Applicable Law or its obligations under this Agreement), PROVIDED THAT responsibility for (a) the costs of preparation of any such documents, reports and/or filings shall be borne by the Purchaser (or the relevant Marketing Authorisation Transferee) to the extent such costs are reasonably necessary, and (b) the submission of MA Documentation shall be the responsibility of the Purchaser in accordance with paragraph 1.6 above, PROVIDED THAT the Seller shall ensure that the Purchaser is kept fully and promptly informed of any such communications or submissions in advance, to the extent reasonably practicable; and

2.1.3	the Seller shall procure that each Marketing Authorisation Holder shall act in accordance with the reasonable instructions of the Purchaser or the Marketing Authorisation Transferee in respect of each Marketing Authorisation in respect of which such Marketing Authorisation Holder is the holder, PROVIDED THAT no Marketing Authorisation Holder shall be obliged to comply with such instructions to the extent the same: (i) infringe the terms of the relevant Marketing Authorisation(s); or (ii) are otherwise inconsistent with the provisions of the Pharmacovigilance Agreement relating to the Seller;

2.1.4	the Purchaser shall only request artwork changes to the extent such changes are required in order to comply with Applicable Law; and

2.1.5

the Purchaser shall submit to the Seller (or shall procure that there is submitted) written details (in such form and with such supporting materials as the Seller may reasonably request) of any new, amended or proposed advertising and promotional activity or training materials in respect of any Product Commercialised pursuant to any Marketing Authorisation (including (without limitation) any material reasonably requested by the Seller in order to validate new and/or amended promotional or training materials), and the Purchaser acknowledges and agrees that no such advertising, promotional or training activity shall be implemented, undertaken or otherwise commenced without the prior written consent of the Seller (for itself and on behalf of the relevant Marketing Authorisation Holder), such consent not to be unreasonably withheld. The Purchaser further agrees and acknowledges that, if it so chooses, the Seller shall be entitled to assume responsibility for obtaining (or procuring that there is obtained) the consent(s) and approval(s) of any relevant Governmental Entity required for such new, amended or proposed advertising and promotional activity or training activity; and

2.1.6	to the extent permitted by the terms of the relevant Marketing Authorisation and provided for in the Transitional Distribution Services Agreement, the Purchaser or any other member of the Purchaser’s Group shall Commercialise the Product(s) which are the subject of such Marketing Authorisation (notwithstanding that such Marketing Authorisation is held in the name of the relevant Marketing Authorisation Holder and, for the avoidance of doubt, the proceeds of any such Commercialisation shall be for the benefit of the Purchaser’s Group) and the Purchaser shall:

(i)	indemnify each member of the Seller’s Group against any and all actions, claims, demands, investigations, judgments, proceedings, liabilities, loss, damages, payments, costs and expenses arising in relation to the Commercialisation of the Product(s) by the Purchaser or any other member of the Purchaser’s Group under this paragraph 2.1.6; and

(ii)	procure that such Product(s) are Commercialised in compliance with the terms of the relevant Marketing Authorisation and/or the requirements of the relevant Governmental Entity.

2.2	Unless otherwise required by Applicable Law or a relevant Governmental Entity, from the Closing Date until the applicable Marketing Authorisation Transfer Date or Marketing Authorisation Re-registration Date, where any Market Authorisation Holder is required by Applicable Law to consult with a Governmental Entity in order to negotiate the discounts, rebates or other pricing mechanisms (including reimbursement) (the “Pricing”) applicable to the Commercialisation of the Products in the relevant Market (a “Pricing Negotiation”):

2.2.1	the Seller shall (or shall procure that the Marketing Authorisation Holder shall) notify the Purchaser as soon as reasonably practicable after the Marketing Authorisation Holder becomes aware of any opportunity or requirement to enter into a Pricing Negotiation;

2.2.2	the Purchaser shall be responsible for preparing or procuring that there is prepared (at the Purchaser’s cost) all notices, submissions and reports, and any other documents or correspondence necessary for the purposes of the Pricing Negotiation (the “Pricing Negotiation Documentation”);

2.2.3	the Seller shall (or shall procure that the Marketing Authorisation Holder shall) co-operate with the Purchaser and provide the Purchaser with such data and information as the Purchaser may reasonably request for the purposes of preparing the Pricing Negotiation Documentation;

2.2.4

the Purchaser shall procure that the Pricing Negotiation Documentation is provided to the Seller and/or Marketing Authorisation Holder prior to the intended date of submission to the relevant Governmental Entity with such advance notice as is reasonably sufficient for the Seller and/or the Marketing

Authorisation Holder to determine whether any of the information or any proposal included in the Pricing Negotiation Documentation would constitute or result in a breach of Applicable Law by the Marketing Authorisation Holder or any other member of the Seller’s Group;

2.2.5	if the Seller and/or the Marketing Authorisation Holder believes (acting reasonably) that any of the information or any proposal included in the Pricing Negotiation Documentation prepared by the Purchaser (or a member of the Purchaser’s Group) would constitute or result in a breach of Applicable Law by the Marketing Authorisation Holder, then it shall submit to the Purchaser (or relevant member of the Purchaser’s Group) within 10 Business Days of the date of receipt of the Pricing Negotiation Documentation from the Purchaser pursuant to paragraph 2.2.4, a written legal opinion specifying why any of the information or any proposal included in the Pricing Negotiation Documentation would constitute or result in a breach of Applicable Law. Following receipt of the legal opinion by the Purchaser (or relevant member of the Purchaser’s Group), the parties shall consult with each other, in good faith, in order to agree amendments to the Pricing Negotiation Documentation that are reasonably required in order to ensure compliance with Applicable Law and the Seller (or the relevant Marketing Authorisation Holder) shall submit the revised Pricing Negotiation Documentation to the relevant Governmental Entity as soon as possible thereafter;

2.2.6	if the Seller and/or Marketing Authorisation Holder believes (acting reasonably) that neither the information nor any proposal included in the Pricing Negotiation Documentation would constitute or result in a breach of Applicable Law by the Marketing Authorisation Holder or any other member of the Seller’s Group, then the relevant member of the Purchaser’s Group shall submit such Pricing Negotiation Documentation directly to the Governmental Entity unless prohibited by Applicable Law or by the Governmental Entity, in which case, the Seller shall procure that the Marketing Authorisation Holder makes the submission to the Governmental Entity as soon as reasonably practicable after it is received from the Purchaser (or relevant member of the Purchaser’s Group);

2.2.7	the Purchaser (or a member of the Purchaser’s Group) shall be entitled to correspond with and attend all meetings with the Governmental Entity in relation to the Pricing Negotiation and, to the extent that the Marketing Authorisation Holder is required to be present at any such meetings under Applicable Law or by the Governmental Entity, the Seller shall procure that the Marketing Authorisation Holder shall jointly attend any such meetings with the relevant member of the Purchaser’s Group;

2.2.8

the Purchaser (or a member of the Purchaser’s Group) shall be entitled to conduct the Pricing Negotiation unless prohibited under Applicable Law or by the Governmental Entity, in which case, the Seller shall procure that the Marketing Authorisation Holder shall conduct the Pricing Negotiation and in any event enter into any related agreement with the Governmental Entity in accordance with the reasonable instructions of the Purchaser (or a member of the Purchaser’s Group); and

2.2.9	the Seller undertakes (and shall procure that the Marketing Authorisation Holder undertakes) to ensure that the Pricing Negotiation Documentation and any information received in connection with or as part of the Pricing Negotiation: (i) is kept confidential and is only disclosed to employees of the Seller’s Group on a need to know and confidential basis; and (ii) is used by the Seller, the Marketing Authorisation Holder and/or employees of the Seller’s Group for the sole purpose of making a determination under sub-paragraph 2.2.4 above.

2.3	Subject to paragraph 2.4, the parties agree that nothing in paragraph 2.2 above shall preclude the Seller and/or Marketing Authorisation Holder from: (i) preparing and submitting to any Governmental Entity any notices, submissions and reports, and any other documents or correspondence, (ii) attending meetings with any Governmental Entity, (iii) making representations to any Governmental Entity, and (iv) taking any and all steps as the Seller and/or Marketing Authorisation Holder shall consider necessary or desirable, in each case in relation to the negotiation of Pricing applicable to the products that form part of the Seller’s Group Retained Business (and, for the avoidance of doubt, excluding the Products).

2.4	Where Applicable Law does not permit the Purchaser to participate in a Pricing Negotiation as contemplated by paragraph 2.2 above or the Seller’s interest in respect of the outcome of a Pricing Negotiation conflicts or is reasonably likely to conflict with the interests of the Purchaser in the outcome of the Pricing Negotiation, the Seller shall (or shall procure that the relevant Marketing Authorisation Holder shall):

2.4.1	notify the Purchaser of such conflict of interest as soon as reasonably practicable after becoming aware of it; and

2.4.2	afford the Purchaser to the fullest extent permissible under Applicable Law, the rights it has under paragraph 2.2 above.

Following notification of a conflict of interest the parties shall, to the extent permitted by Applicable Law, consult together to agree the approach to be taken by the Seller (or the relevant Marketing Authorisation Holder) to minimise the impact of the conflict of interest on the Purchaser’s interests and if the parties cannot agree on the approach to be taken, the matter shall be escalated at the Purchaser’s request to the chief financial officers of each party, or their nominees, for resolution.

3.	New and Pending Marketing Authorisations in Respect of the Products

3.1	If, at any time prior to Closing, any member of the Seller’s Group is granted or otherwise comes to hold any marketing authorisation which relates exclusively to one or more Products (a “New Marketing Authorisation”) then:

3.1.1	the Seller undertakes to the Purchaser to notify the Purchaser as soon as reasonably practicable following the date on which the relevant member of the Seller’s Group is granted, or becomes entitled to, the New Marketing Authorisation; and

3.1.2	the provisions of paragraphs 1 and 2 above shall apply to that new Marketing Authorisation.

3.2	Where a member of the Seller’s Group has submitted to any Governmental Entity any application relating to the grant of a new marketing authorisation in respect of the Business which is pending or in process as at the date of this Agreement (a “Pending Marketing Authorisation”):

3.2.1	the Seller shall continue to be responsible for preparation and submission of all documents required to register such Pending Marketing Authorisation but, following Closing, it shall do so at the Purchaser’s cost and shall pass responsibility for such Pending Marketing Authorisation to the Purchaser (or such member of the Purchaser’s Group as the Purchaser may nominate) as soon reasonably possible after Closing, subject to Applicable Law;

3.2.2	from the Closing Date, the provisions of paragraph 1 shall apply mutatis mutandis to any registration process for any Pending Marketing Approval.

4.	MA Costs

4.1	From the Closing Date, the Purchaser shall be responsible for all necessary costs of preparation and submission of MA Documentation and, save as expressly provided in this Agreement, any other necessary costs incurred by the Seller or a member of the Seller’s Group in connection with the maintenance and any variations, amendments and renewals of the Marketing Authorisations relating to the Products or for any matter requested by the Purchaser pursuant to this Part 2 of Schedule 6 and for all fees and costs reasonably incurred by the relevant member of the Seller’s Group in complying with its obligations in respect of a Marketing Authorisation Transfer or Marketing Authorisation Re-registration (“MA Costs”).

5.	Obligations following Marketing Authorisation Transfer or Marketing Authorisation Re-Registration

5.1	On and from the relevant Marketing Authorisation Transfer Date or Marketing Authorisation Re-registration Date (as applicable), the Purchaser shall procure that each Marketing Authorisation Transferee shall assume and be solely responsible for:

5.1.1	all obligations as the holder of such Marketing Authorisation including (subject to the terms of the Pharmacovigilance Agreement) pharmacovigilance activities related to such Marketing Authorisation;

5.1.2	all activities and actions required by Applicable Law in connection with such Marketing Authorisation; and

5.1.3	any and all outstanding commitments and obligations to the relevant Governmental Entities with respect to the relevant Marketing Authorisation, save for any such commitments or obligations arising from a breach of this Agreement by the Seller.

5.2	In the event that, following Marketing Authorisation Transfer or Marketing Authorisation Re-registration in respect of any Product, the Seller wishes to apply for a marketing authorisation in respect of a retained product, the Purchaser shall (and shall procure that the relevant Marketing Authorisation Transferee shall) co-operate with and provide all reasonable assistance to the Seller (or the relevant member of the Seller’s Group) at the Seller’s costs as may be reasonably required for the purposes of applying for such new marketing authorisation, including (without limitation) providing the Seller (or the relevant member of the Seller’s Group) and/or any Governmental Entity with such access to Marketing Authorisation Data or such other data or technical or other information as is reasonably requested by the relevant Governmental Entity or is otherwise reasonably required by the Seller or the relevant member of the Seller’s Group.

5.3	Except to the extent provided for in the Ofatumumab Intellectual Property Licence Agreement, nothing in paragraph 5.2 above shall require the Purchaser to consent to or assist the Seller or any member of the Seller’s Group to apply for a marketing authorisation for any product which contains the same compound as any Product.

Part	3 Tenders

1.1	From Closing until the Marketing Authorisation Transfer Date in any Market, the Seller shall, and shall procure that each member of the Seller’s Group and the relevant Marketing Authorisation Holder shall, to the extent permitted by Applicable Law:

1.1.1	inform the Purchaser in writing of any Call for New Tender as soon as reasonably practicable following receipt; and

1.1.2	co-operate with and provide reasonable assistance to the Purchaser (or the relevant member of the Purchaser’s Group) for the purposes of responding to the Call for New Tender or otherwise applying for a new tender; and

1.1.3	where Applicable Law requires such responses or applications to be made by the Marketing Authorisation Holder, the Seller shall procure that the Marketing Authorisation Holder submits such responses or applications on behalf of the Purchaser PROVIDED THAT the Purchaser shall indemnify the Seller and/or the relevant Marketing Authorisation Holder (as the case may be) for any and all costs, expenses and liabilities suffered or reasonably incurred by the Seller and/or the Marketing Authorisation Holder in complying with or as a result of the provisions of this paragraph.

1.2	If, prior to Closing, the Seller or any member of the Seller’s Group has submitted a bid in any Market in response to any call for a tender (whether a new tender or the renewal of an existing tender) which includes the Products (the “Bid”), then, following Closing:

1.2.1

to the extent that the Purchaser (or any member of the Purchaser’s Group) is prohibited from progressing the Bid in place of the relevant member of the Seller’s Group under Applicable Law, the Seller shall (or shall procure that the relevant member of the Seller’s Group shall) take all steps as may be reasonably required in order to progress the Bid, including responding to all questions raised by the relevant third party and the Purchaser shall provide all assistance (including access to the Purchaser’s employees) reasonably requested by the Seller to enable it to progress the Bid; and

1.2.2	if the Bid is successful, then either:

(i)	if permitted by Applicable Law and the relevant third party consents, the Purchaser (or any member of the Purchaser’s Group as the Purchaser shall nominate) shall enter into any contracts or other arrangements as are required to give effect to the tender with the relevant third party and no member of the Seller’s Group shall be obliged to enter into any such contracts or arrangements; or

(ii)	if paragraph (i) does not apply, the Seller (or any member of the Seller’s Group as the Seller shall nominate) shall enter into any contracts or other arrangements as are required to give effect to the tender with the relevant third party and the tender shall be deemed to be a Transferred Contract, Shared Business Contract and/or a Non-Transferring Tender (as the case may be) and the provisions of Schedule 7 shall apply accordingly.

Schedule 7

Transferred Contracts, Transferred Intellectual Property Contracts, Co-Owned

Transferred Product Intellectual Property Rights, and

Shared Business Contracts

(Clause 2.3.1)

1.	Delayed Transfer of Certain Transferred Contracts and Shared Business Contracts

1.1	Subject to paragraph 4.6, any Transferred Contract, Transferred Intellectual Property Contract or Shared Business Contract relating to a Delayed Business (“Delayed Business Contracts”) shall not be transferred to the relevant member of the Purchaser’s Group until the relevant Delayed Closing Date and references in this Schedule 7 to “Closing”, “Closing Date” or “Effective Time” shall be deemed to be to “Delayed Closing Date” insofar as they relate to such Delayed Business Contracts except, in paragraphs 2, 3.1, 3.2, and 4.1 (in relation to Delayed Businesses that are not Non-Controlled Delayed Businesses).

2.	Disclosure

From Closing, the Purchaser shall have the right to full disclosure of all Transferred Contracts and Full Disclosure of the Relevant Part of the Shared Business Contracts and the Seller shall use reasonable efforts to facilitate such disclosure as soon as reasonably practicable.

3.	Separation of Shared Business Contracts

3.1	Prior to Closing, the Seller and the Purchaser shall discuss and agree in good faith a process to identify all material Shared Business Contracts.

3.2	The Seller shall use its reasonable efforts to maintain relationships under the Shared Business Contracts and continue to operate the Shared Business Contracts, including without limitation fulfilling all its obligations under the Shared Business Contracts (excluding the Relevant Parts), in the same manner as it has for the twelve months prior to the date of this Agreement.

3.3	The Purchaser may, by notice to the Seller at any time prior to the later of:

3.3.1	the date falling 90 days after the Closing Date or, if the Seller has not provided Full Disclosure of a Shared Business Contract on or prior to Closing, the date falling 90 days after the date on which Full Disclosure of the relevant Shared Business Contract is made; and

3.3.2	the Marketing Authorisation Transfer Date in respect of the relevant Product in the relevant territory

(the “Relevant Election Date”),

elect to take the rights and obligations of the Relevant Part of any Shared Business Contract. For the purposes of paragraph 3.3.2 above only, if a Shared Business Contract is in relation to more than one Product and/or territory, the first Marketing

Authorisation Transfer Date in respect of a Product covered by that Shared Business Contract shall be the relevant date.

3.4	If the Purchaser makes an election under paragraph 3.3 above:

3.4.1	the Seller and the Purchaser shall use their respective reasonable endeavours to procure that an arrangement is entered into with the relevant counterparty to each Shared Business Contract, the effect of which shall be that, with effect from whichever is the later of the Marketing Authorisation Transfer Date and the date of the relevant arrangement, the benefit and burden of the Relevant Part is severed from such Shared Business Contract and an agreement or arrangement equivalent to such Shared Business Contract is entered into between the relevant counterparty and a member of the Purchaser’s Group (or the Relevant Part of the Shared Business Contract is sub-licensed to such Purchaser) (a “Separation”). For the avoidance of doubt, no part of any such Shared Business Contract shall be severed and transferred to any member of the Purchaser’s Group in so far as it relates to the Seller’s Group Retained Business, any product other than the Products or any Excluded Asset; and

3.4.2	in the event that the Marketing Authorisation Transfer Date occurs before the effective date of a Separation, the provisions of sub-paragraphs 5.2.1, 5.2.2 and 6.1 of this Schedule shall apply in respect of such Shared Business Contracts.

3.5	If no election is made by the Purchaser under paragraph 3.3 above by the Relevant Election Date, the provisions of sub-paragraphs 5.2.1 and 5.2.2 of this Schedule shall apply in respect of the Relevant Part of such Shared Business Contract until:

3.5.1	in the case of any Shared Business Contract that is not a development contract or otherwise related to any Ongoing Clinical Trials, the earlier of 9 months from the Relevant Election Date and the date on which the Purchaser notifies the Seller that an alternative arrangement has been put in place; and

3.5.2	in the case of any Shared Business Contract that is a development contract or which otherwise relates to any Ongoing Clinical Trials, the end of the period specified in the Transitional Services Agreement which in any event shall be no less than 9 months from Closing.

3.6	For the avoidance of doubt, (i) paragraphs 3.3, 3.4 and 3.5 shall not apply in respect of any Shared Business Contract which terminates before the Relevant Election Date, and (ii) paragraph 4.6 shall not apply in respect of Shared Business Contracts.

3.7	The parties acknowledge that the Purchaser has elected to take the rights and obligations of the Zofran Trade Mark and Domain Name Licence from Closing in so far as such agreement relates to Business Product Intellectual Property Rights.

4.	Obligation to obtain Third Party Consents

4.1	Subject to paragraphs 3.4 and 4.4, in relation to any Transferred Contract (excluding, for the purposes of this Schedule, any Product Approval) or Transferred Intellectual

Property Contract or rights in a Co-Owned Transferred Product Intellectual Property Right which is not assignable or sub-licensable without a Third Party Consent or a Separation of a Shared Business Contract which is not separable without a Third Party Consent, this Agreement shall not be construed as an assignment, an attempted assignment, a sub-licensing or an attempted sub-licensing and the Seller and the Purchaser shall each use their respective reasonable endeavours both before and after Closing (or, in the case of OBM Intellectual Property Contracts, before and after the OBM Transfer Date) to obtain all necessary Third Party Consents as soon as possible and shall keep the other informed of progress in obtaining such Third Party Consents. The Seller shall deliver to the Purchaser, on Closing or, if later, as soon as possible after receipt, any Third Party Consent.

4.2	In connection with the obtaining of any Third Party Consent referred to in paragraph 4.1, the Purchaser shall supply to the Seller such information as may be reasonably requested by the Seller or any relevant third party.

4.3	Subject to paragraph 4.4, and save as otherwise provided in this Agreement, the cost of any fee demanded by the third party as consideration for giving the Third Party Consent shall be borne by the Purchaser, provided that:

4.3.1	the cost is agreed in advance by the Purchaser (such agreement not to be unreasonably withheld or delayed); and

4.3.2	no party shall be required to bear any internal or administrative costs of the other party in relation to any Third Party Consent.

4.4	In relation to any rights in a Co-Owned Transferred Product Intellectual Property Right for which a Third Party Consent is required for the satisfaction of any step of the Pre-Closing Products Reorganisation, the following shall apply:

4.4.1	the Seller shall use reasonable endeavours to obtain all necessary Third Party Consents required for:

(i)	the satisfaction of any step of the Pre-Closing Products Reorganisation that takes place prior to the Closing Date; and

(ii)	the assignment or transfer to the Purchaser or any member of the Purchaser’s Group of the Co-Owned Transferred Product Intellectual Property Rights after the Closing Date;

4.4.2	If the Seller has not, prior to the date on which Step 5 of the Pre-Closing Products Reorganisation takes effect, obtained all of the Third Party Consents referred to in paragraphs 4.4.1(i) and (ii) above which are required for the transfer of any Co-Owned Transferred Product Intellectual Property Rights:

(i)	the legal title in that Co-Owned Transferred Product Intellectual Property Right shall not be transferred to the Company pursuant to Schedule 18; and

(ii)	the terms of paragraphs 5 and 6 shall apply to that Co-Owned Transferred Product Intellectual Property Right; and

4.4.3	the cost of any fee demanded by the third party as consideration for giving any Third Party Consent in connection with paragraph 4.4.1 shall be paid by the Seller and shall be allocated between the Seller and Purchaser as follows:

(i)	the Seller shall meet the cost of any fee demanded by the third party as consideration for giving any Third Party Consent in connection with 4.4.1(i);

(ii)	the Purchaser shall meet the cost of any fee demanded by the third party as consideration for giving any Third Party Consent in connection with 4.4.1(ii) provided that:

(a)	the cost is agreed in advance by the Purchaser (such agreement not to be unreasonably withheld or delayed); and

(b)	the Purchaser shall not be required to bear any internal or administrative costs of the other party in relation to any Third Party Consent; and

(iii)	if the cost of any fee demanded by the third party as consideration for giving any Third Party Consent does not distinguish between consent provided for the purposes of paragraph 4.4.1(i) and 4.4.1(ii), the Seller and Purchaser shall discuss in good faith the allocation of the fee that should be payable by each in connection with any Third Party Consent. If the Seller and Purchaser are unable to agree on the allocation within a period of 14 calendar days the allocation of the fee payable by each of the Seller and Purchaser shall be split equally.

4.5	The parties agree that the provisions of any document entered into in connection with a Third Party Consent (including by way of novation) shall be without prejudice to the provisions of Clauses 8.1, 8.2 and 13 of this Agreement.

4.6	Without prejudice to the obligation in paragraph 4.1 for the Seller and the Purchaser to use their respective reasonable endeavours to obtain Third Party Consents as soon as possible, the transfer to the Purchaser (or any member of the Purchaser’s Group or its third party nominee) of any Transferred Contract shall not occur on Closing or, if later, the date on which the relevant Third Party Consent is obtained (a “Delayed Contract”), in the following circumstances:

4.6.1	if the Seller or the relevant Business Seller and a member of the Purchaser’s Group agree in writing in respect of a specific Market that the Delayed Contract shall transfer at a later agreed date (a “Delayed Contract Transfer Date”) in which case such Delayed Contract shall transfer on the Delayed Contract Transfer Date;

4.6.2

if a Delayed Contract Transfer Date has not been agreed under sub-paragraph 4.6.1 and such Delayed Contract relates to an Ongoing Clinical Trial (a “Clinical Trial Agreement”), the Clinical Trial Agreement shall not transfer before 1 May 2015 and shall transfer after that date but only to the extent permitted by Applicable Law; or

4.6.3	if a Delayed Contract Transfer Date has not been agreed under sub-paragraph 4.6.1 and such Delayed Contract is required to facilitate the provision of services by the Seller’s Group under the Transitional Distribution Services Agreement in any Market (a “Distribution Contract”), such Delayed Contract shall transfer in accordance with paragraph 4.7.

The Parties agree that the provisions of this paragraph 4.6 shall not apply where a Contract is required under Applicable Law to transfer at a date earlier than the dates set out in sub-paragraphs 4.6.1 to 4.6.3 and paragraph 4.7.

4.7	The parties agree that no Distribution Contracts shall transfer to the Purchaser (or a member of the Purchaser’s Group) before the date falling 90 days after the Closing Date (the “Moratorium Date”) (unless such Distribution Contract relates to distribution services provided in the USA). Following the Moratorium Date (or after the Closing Date if the Distribution Contract relates to distribution services in the USA), the Distribution Contracts shall transfer to the Purchaser (or a member of the Purchaser’s Group) as soon as possible after any relevant Third Party Consent is obtained unless either party notifies the other by the date which is 15 Business Days prior to the Moratorium Date that it believes (acting reasonably) that the transfer of the relevant Distribution Contract prior to the Planned Distribution Transfer Date will result in one or more Identified Risks, in which case, the relevant Distribution Contract shall not transfer to the Purchaser (or a member of the Purchaser’s Group) until the relevant Distribution Transfer Date unless any and all of the Identified Risks have been resolved to the reasonable satisfaction of the party that may be adversely affected by the relevant Identified Risks before such date.

4.8	From the Effective Time until the transfer of any Delayed Contract is effected in accordance with sub-paragraphs 4.6 or 4.7, the provisions of paragraph 5 of this Schedule shall apply to such Delayed Contracts. Nothing in this sub-paragraph 4.8 shall preclude the Purchaser or any member of the Purchaser’s Group from informing the counterparty to any Delayed Contract of the transfer of the Business to it or from engaging with such counterparty with respect to any matter relating to such Delayed Contract.

4.9	The provisions of sub-paragraphs 3.3 to 3.6 (inclusive), sub-paragraphs 4.1 to 4.8 (inclusive) and the entirety of paragraph 6 of this Schedule 7 shall not apply to Non-Transferring Tenders. The parties agree that each Non-Transferring Tender shall remain with the relevant member of the Seller’s Group that is the contracting party to the Non-Transferring Tender as at the date of this Agreement and no Third Party Consents shall be sought in respect of any Non-Transferring Tenders.

5.	Obligations until Third Party Consents are obtained/where Third Party Consents are refused and with respect to Non-Transferring Tenders

5.1

Subject to paragraph 5.2 and the Seller’s obligations under the Transitional Distribution Services Agreement, the Purchaser shall (or shall procure that the relevant member of the Purchaser’s Group shall) assume, carry out, perform and discharge the Seller’s and the Business Sellers’ obligations arising under the Transferred Contracts, the Transferred Intellectual Property Contracts, the Co-Owned Transferred Product Intellectual Property Right, and the Relevant Part of the Shared Business Contracts as from the Effective Time (or, in the case of OBM Intellectual Property Contracts, as from the OBM Transfer Date) but only to the extent such obligations do not constitute Excluded Liabilities.

5.2	In respect of any Transferred Contract (other than a Products-Only Tender that is a Non-Transferring Tender) or Transferred Intellectual Property Contract, Relevant Part of any Shared Business Contract (other than a Non-Transferring Tender) or Co-Owned Transferred Product Intellectual Property Right from the Effective Time (or, in the case of OBM Intellectual Property Contract, as from the OBM Transfer Date) until the relevant Third Party Consent has been obtained as contemplated by paragraphs 4.1 or 4.4 or where the Third Party Consent has been refused and in respect of the Non-Transferring Tenders:

5.2.1	the relevant Business Seller shall hold on trust to the extent it is lawfully able to do so or, where it is not lawfully able to do so or where holding on trust is not possible under local law or otherwise impracticable, the relevant Business Seller and the relevant member of the Purchaser’s Group shall make such other arrangements between themselves to provide to the relevant member of the Purchaser’s Group the benefits of the Contract (other than (i) amounts corresponding to any Tax payable by the relevant Business Seller in respect of amounts due under the Transferred Contract or Transferred Intellectual Property Contract or Relevant Part of the Shared Business Contract or Co-Owned Transferred Product Intellectual Property Right or any Non-Transferring Tender and (ii) any Pre-Closing Receivables), including the enforcement at the cost and for the account of the relevant member of the Purchaser’s Group of all rights of the relevant Business Seller against any other party thereto;

5.2.2	to the extent that the Purchaser (or the relevant member of the Purchaser’s Group) is lawfully able to do so and subject to the Seller’s obligations under the Transitional Distribution Services Agreement, the Purchaser shall (or shall procure that the relevant member of the Purchaser’s Group shall) perform the relevant Business Seller’s obligations under the Contract (but only to the extent such obligations do not constitute Excluded Liabilities) as agent or sub-contractor and shall indemnify the Seller and the relevant Business Seller if the Purchaser or the relevant member of the Purchaser’s Group fails to do so;

5.2.3	to the extent that the Purchaser (or a member of the Purchaser’s Group) is not lawfully able to perform such obligations, the Seller shall procure that relevant Business Seller shall, (subject to being indemnified by the Purchaser for any Losses the Seller or the relevant Business Seller may incur in connection therewith) do all such things as the Purchaser (or the relevant member of the Purchaser’s Group may direct or reasonably require to enable due performance of the Contract;

5.2.4	the Seller shall (or shall procure that the relevant Business Seller shall) act in accordance with any reasonable instructions or directions provided to it by the Purchaser (or a relevant member of the Purchaser’s Group) in relation to the management and operation of any Transferred Contract or Relevant Part of any Shared Business Contract (excluding, for the avoidance of doubt, any part of any Shared Business Contract which relates exclusively to the Seller Group’s Retained Business), and the Purchaser shall indemnify the relevant Business Seller in respect of any Losses that Business Seller may incur in connection therewith, provided that should the Seller (or relevant Business Seller) believe (acting reasonably) that compliance with any instruction or direction given by the Purchaser (or a member of the Purchaser’s Group) pursuant to this sub-paragraph 5.2.4 will result in a breach of Applicable Law (including a breach of the terms of the relevant Contract): (i) the Seller (or relevant member of the Seller’s Group), shall inform the Purchaser (or the member of the Purchaser’s Group which gave the instruction) and shall not be required to implement such instruction or direction; and (ii) the parties shall discuss the concerns of the relevant member of the Seller’s Group in good faith, to determine whether an agreement can be reached such that the relevant instruction or direction can be implemented by the Seller (or the relevant Business Seller).

5.2.5	without prejudice to the provisions of paragraph 5.2.2, the Seller shall provide (or procure that the relevant Business Seller shall provide) the Purchaser (or the relevant member of the Purchaser’s Group) with such information and assistance as the Purchaser (or the relevant member of the Purchaser’s Group) may reasonably require (including licensing the relevant member of the Purchaser’s Group any relevant Intellectual Property Rights owned by, or licensed to, the Seller’s Group) with respect to any Transferred Contract, the Transferred Intellectual Property Contract, the Co-Owned Transferred Product Intellectual Property Right, and the Relevant Part of the Shared Business Contract which is subject to the provisions of this paragraph 5;

5.2.6	in respect of any Contract for the sale of any Product or Products and any Non-Transferring Tender, the amount of any profit arising from sales pursuant to any such Contract shall be calculated and remitted to the Purchaser in accordance with the relevant provisions of the Transitional Distribution Services Agreement.

6.	Failure to Obtain Third Party Consents

6.1	If a Third Party Consent is refused or otherwise not obtained on terms reasonably acceptable to the Purchaser within 18 months of Closing (or in the case of OBM Intellectual Property Contracts, within 18 months of the OBM Transfer Date), or in the case of a Separation, 18 months of the Relevant Election Date applicable to such Shared Business Contract:

6.1.1

the Seller shall be entitled to procure the termination of the Transferred Contract, Transferred Intellectual Property Contract or the Relevant Part of the Shared Business Contract or Co-Owned Transferred Product Intellectual Property Right and the obligations of the parties under this Agreement in relation to such Transferred Contract, Transferred Intellectual Property Contract or Relevant Part of the Shared Business Contract or Co-Owned Transferred Product Intellectual Property Right shall cease forthwith;

6.1.2	references in this Agreement to the Transferred Contracts, Transferred Intellectual Property Contracts or Relevant Part of the Shared Business Contract or Co-Owned Transferred Product Intellectual Property Right (other than in this paragraph 6) shall be construed as excluding such Transferred Contract, Transferred Intellectual Property Contract or the Relevant Part of the Shared Business Contract or Co-Owned Transferred Product Intellectual Property Right; and

6.1.3	the Seller and the Purchaser shall each use all reasonable efforts to put in place alternative arrangements so as to give the Purchaser equivalent benefits or rights as would have been enjoyed under the terminated Transferred Contract, Transferred Intellectual Property Contract or the Relevant Part of the Shared Business Contract or Co-Owned Transferred Product Intellectual Property Right.

7.	Non-Transferring Tenders

7.1	Subject to the termination of any Non-Transferring Tender (or any Relevant Part thereof) pursuant to sub-paragraphs 7.2 and 7.3 below, the provisions of sub-paragraph 5.2 of this Schedule 7 shall continue to apply in respect of a Non-Transferring Tender for the term of the relevant Non-Transferring Tender.

7.2	The Purchaser may serve written notice on the Seller requesting it at its absolute discretion to (i) terminate (or to procure the termination of) any Non-Transferring Tender which is a Product-Only Tender (an “NTT Products-Only Tender”) or (ii) amend or to procure the amendment of any Non-Transferring Tender which is a Multi-Basket Tender (a “NTT Multi-Basket Tender”) such that the Relevant Part thereof shall be terminated.

7.3	Upon receipt of such notice, the Seller shall as soon as reasonably practicable thereafter (i) take such steps as are reasonably necessary to terminate the relevant NTT Products-Only Tender and (ii) use its reasonable endeavours to procure an amendment of the relevant NTT Multi-Basket Tender. Where the Purchaser serves such a request:

7.3.1	any and all actions, claims, demands, proceedings, judgments, liabilities, loss, damages, payments, costs and expenses arising in connection with such termination or amendment (including in respect of any early termination or similar fee or payment and all liabilities costs, expenses and payments suffered or reasonably incurred by the Business Seller in procuring such termination or amendment (as applicable)) shall be for the account of the Purchaser and the Purchaser shall indemnify the relevant Business Seller in respect thereof; and

7.3.2

the Purchaser shall be solely responsible for putting in place its own arrangements in respect of the matters the subject of such terminated NTT Products-Only Tender or amended NTT Multi-Basket Tender (as the case may be) and no member of the Seller’s Group shall have any responsibility for putting in place any such arrangements.

7.4	For the avoidance of doubt, if any NTT Products-Only Tender is terminated (or, in the case of a NTT Multi-Basket Tender, amended such that the Relevant Part thereof is terminated) by the relevant Business Seller pursuant to sub-paragraph 7.2 then no member of the Seller’s Group shall be liable to make any payment to the Purchaser or any other member of the Purchaser’s Group in respect of any consideration payable or allocation made under this or any other Ancillary Agreement.

8.	[***]

9.	For the purposes of this Schedule, the following terms shall have the following meanings:

“Separation Plan” has the meaning given to it under the Transitional Distribution Services Agreement;

“Identified Risk” means a specifically identified adverse operational, legal or tax impact affecting either the Seller’s Group or the Purchaser’s Group (including an impact on the ability of the Seller’s Group to perform its obligations under the Transitional Distribution Services Agreement) which would arise or which would increase (by more than a de minimis amount) solely by reason of the relevant Distribution Contract transferring to the Purchaser (or the relevant member of the Purchaser’s Group) on a date prior to the Planned Distribution Transfer Date; and

“Planned Distribution Transfer Date” means the Distribution Transfer Date for the applicable Market as set out in the Separation Plan.

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Schedule 8

Employees

(Clause 2.4.1)

1.	Information and consultation

1.1	At such time as the parties agree to be appropriate following the public announcement of the matters contemplated by this Agreement, the Seller and the Purchaser or the relevant member of the Purchaser’s Group shall jointly communicate to the Employees an agreed notice which shall (other than to the extent the parties agree otherwise):

1.1.1	inform the Employees that following Closing those Employees who continue to be employed in the Business would be employed by the Purchaser or relevant member of the Purchaser’s Group; and

1.1.2	comply with the requirements of any applicable national law.

For the avoidance of doubt, the parties may agree to issue such notice to different Employees or categories of Employees at different times and in different forms.

1.2	Notwithstanding the operation of paragraph 1.1 above, the Seller and the Purchaser agree to comply with any more onerous notice requirements imposed by local laws.

1.3	The Purchaser (on its own behalf and on behalf of any relevant member of the Purchaser’s Group) shall provide the Seller (for itself and any relevant member of the Seller’s Group) with such information and assistance at such times as the Seller may reasonably request or as may be reasonably necessary for the Seller or any other member of the Seller’s Group to comply with any formal or informal requirement to inform or consult with the Employees, a relevant trade union, a relevant works council, or any other employee representatives in connection with the matters contemplated by this Agreement (which formal or informal requirements the Seller hereby undertakes to comply or procure compliance with). Where reasonably necessary to ensure compliance with any formal or informal requirements or obligations to inform or consult with Employees, a relevant trade union, a relevant works council or any other employee representatives in connection with the matters contemplated by this Agreement, the Seller (for itself and for each member of the Seller’s Group) and the Purchaser (for itself and for each member of the Purchaser’s Group) agree that the Purchaser or relevant member of the Purchaser’s Group shall cooperate with and participate in any information, negotiation and/or consultation process as reasonably required by the Seller.

1.4	As soon as practicable following the date of this Agreement, the Purchaser agrees to provide on a timely basis such information, in writing, in respect of its existing terms and conditions of employment as may reasonably be required by the Seller so as to facilitate the Seller’s information and consultation exercise with its Employees in respect of the matters set out in this Agreement.

2.	Employees

2.1	General

2.1.1	The Purchaser shall (or shall procure that the relevant member of the Purchaser’s Group shall) fulfil all its duties and obligations under Applicable Law in relation to the Employees. Where the provisions of local law do not provide for an automatic transfer of the employment of the Employees to the Purchaser or a relevant member of the Purchaser’s Group with effect from (and including) the Closing Date, then paragraph 2.2 below shall apply. Where the provisions of local law do provide for an automatic transfer of employment of the Relevant Employees to the Purchaser or the relevant member of the Purchaser’s Group with effect from (and including) the Closing Date, then paragraph 2.3 below shall apply.

2.1.2	The parties acknowledge and agree that:

(i)	any Deferred Employee shall be treated for all purposes under this Agreement as if such Deferred Employee were an Employee; and

(ii)	the Purchaser’s obligations under this Schedule 8 shall apply in respect of each Deferred Employee in the same way as they do to each Employee; and

(iii)	if any Deferred Employee accepts an offer of employment made by the Purchaser under paragraph 2.2.1 below, such Deferred Employee shall further be treated for all purposes under this Agreement as a Transferred Employee.

2.1.3	For the avoidance of doubt, this paragraph 2 shall not apply to any Excluded Employee, who will remain employed by the Seller or the relevant member of the Seller’s Group.

2.1.4	The parties agree that no provisions in this paragraph 2 shall require the Purchaser or another member of the Purchaser’s Group to employ a Relevant Employee on and from the Closing Date until such time as such employee has the right (including, for the avoidance of any doubt, under any grace period) or is otherwise permitted under Applicable Law to accept an offer to work for the Purchaser or relevant member of the Purchaser’s Group and to commence working for the Purchaser or relevant member of the Purchaser’s Group. Any such employee will only be a “Transferred Employee” for the purposes of this Agreement from the time (the “Transfer Date”) he becomes an employee of a member of the Purchaser’s Group, and any provisions relating to Transferred Employees in this Agreement shall only apply to any such employee with effect on and from the Transfer Date and with the following amendments:

(i)	references to the “Closing Date” and the “Effective Time” in paragraphs 4.1, 4.3.1, 4.3.2 and 4.4 shall be replaced with references to the “Transfer Date”;

(ii)	references to an “Employee” in paragraphs 4.2.1, 4.2.2 and 4.3.5 shall be extended to refer to such Transferred Employee, and to the extent required in respect of such Transferred Employee references to the “Closing Date” and “Effective Time” shall be replaced with references to the “Transfer Date”;

(iii)	the reference to “basic salary” in paragraph 5.1.1 shall mean the basic salary that applied to such Transferred Employee immediately prior to the Transfer Date;

(iv)	references to the “Closing Date” and the “Effective Time” in paragraph 6.2 shall be replaced with references to the “Transfer Date”;

(v)	for the purposes of paragraphs 10.2 and 10.8, references to “Closing” and the “Closing Date” shall be construed as references to the “Transfer Date”; and

(vi)	such other amendments as the parties may agree, each acting in good faith.

2.1.5	Notwithstanding any other provisions of this Agreement the parties agree that a Relevant Employee who works in France and is an employee representative (a “French Employee”) shall not transfer to the Purchaser’s Group until such time as the French Labour Inspectorate has authorised such French Employee to transfer to and commence working for the Purchaser or relevant member of the Purchaser’s Group. Any such French Employee will only be a “Transferred Employee” for the purposes of this Agreement from the time (the “French Transfer Date”) he becomes an employee of a member of the Purchaser’s Group, and any provisions relating to Transferred Employees in this Agreement shall only apply to any French Employee with effect on and from the French Transfer Date and with the following amendments:

(i)	references to the “Closing Date” and the “Effective Time” in paragraphs 4.1, 4.3.1, 4.3.2 and 4.4 shall be replaced with references to the “French Transfer Date”;

(ii)	references to an “Employee” in paragraphs 4.2.1, 4.2.2 and 4.3.5 shall be extended to refer to such French Employee, and to the extent required in respect of such French Employee references to the “Closing Date” and the “Effective Time” shall be replaced with references to the “French Transfer Date;

(iii)	the reference to “basic salary” in paragraph 5.1.1 shall mean the basic salary that applied to such French Employee immediately prior to the French Transfer Date;

(iv)	references to the “Closing Date” and “Effective Time” in paragraph 6.2 shall be replaced with references to the “French Transfer Date”;

(v)	for the purposes of paragraphs 10.2 and 10.8, references to “Closing” and the “Closing Date” shall be construed as references to the “French Transfer Date”; and

(vi)	such other amendments as the parties may agree, each acting in good faith.

2.2	Where no automatic transfer of employment

2.2.1	In such timescale as the parties may agree, in order to comply with Applicable Law, but in any event at least 15 days prior to the Closing Date, unless agreed otherwise by the parties (such agreement not to be unreasonably withheld by any party), the Purchaser or relevant member of the Purchaser’s Group shall make an offer to each Employee employed by the Seller or a member of the Seller’s Group to employ him or her under a new contract of employment to commence with effect from (and including) the Closing Date provided that such employee continues to be an Employee until the Closing Date. Save as otherwise agreed with the Seller (such agreement not to be unreasonably withheld), the offer to be made will be on the same terms and conditions (including as to period of continuous employment) as were provided to that Employee immediately prior to the Closing Date. The Purchaser shall keep the Seller updated throughout the offer process on when offers are made and accepted or rejected.

2.2.2	If the Employee wishes to accept the offer of employment from the Purchaser or the relevant member of the Purchaser’s Group, then the Seller shall (or shall procure that the relevant member of Seller’s Group shall), insofar as it is permitted by Applicable Law, waive the requirement on the Employee concerned to give any period of notice of termination of his or her employment under the terms of his or her employment so as to allow the Employee to commence employment with the Purchaser or relevant member of the Purchaser’s Group with effect from (and including) the Closing Date.

2.2.3	The parties agree that where: (i) a Relevant Employee in the United States is absent on short term disability (including, without limitation, maternity) leave or military leave; (ii) a Relevant Employee in Russia is on maternity leave; or (iii) such other Relevant Employee, as the parties may agree in writing prior to the Closing Date, is on leave (each being a “Leave Employee”) in each case where such leave will end on or after the Closing Date, and where such Leave Employee would otherwise have been made an offer of employment to commence with effect from (and including) the Closing Date by the Purchaser or relevant member of the Purchaser’s Group, such an offer shall be made, but employment pursuant to such offer shall commence only with effect from (and including) the date on which such Leave Employee returns to work at the end of such period of such leave, provided always that the date of such return to work is no more than six months after the date on which such leave began or such later date as may be agreed by the parties. Any such employee will only be a “Transferred Employee” for the purposes of this Agreement from the time (the “Transfer Date”) he becomes an employee of a member of the Purchaser’s Group, and any provisions relating to Transferred Employees in this Agreement shall only apply to any such employee with effect on and from the Transfer Date and with the following amendments:

(i)	references to the “Closing Date” and the “Effective Time” in paragraphs 4.1, 4.3.1, 4.3.2 and 4.4 shall be replaced with references to the “Transfer Date”;

(ii)	references to an “Employee” in paragraphs 4.2.1, 4.2.2 and 4.3.5 shall be extended to refer to such Transferred Employee, and to the extent required in respect of such Transferred Employee references to the “Closing Date” and the “Effective Time” shall be replaced with references to the “Transfer Date;

(iii)	the reference to “basic salary” in paragraph 5.1.1 shall mean the basic salary that applied to such Transferred Employee immediately prior to the Transfer Date;

(iv)	references to the “Closing Date” and the “Effective Time” in paragraph 6.2 shall be replaced with references to the “Transfer Date”;

(v)	for the purposes of paragraphs 10.2 and 10.8, references to “Closing” and the “Closing Date” shall be construed as references to the “Transfer Date”; and

(vi)	such other amendments as the parties may agree, each acting in good faith.

2.2.4	If any Leave Employee has not returned to work by the date falling six months after the date on which such leave began or such later date as may be agreed between the parties, then such Leave Employee shall be treated for all purposes under this Agreement as an Excluded Employee.

2.2.5	Transfer of Relevant Employees on a Relevant Working Day

If in relation to any Relevant Employee, the day prior to the Closing Date occurs on a day which is not a Relevant Working Day in the jurisdiction in which that Employee is employed, the parties may agree (such agreement not to be unreasonably withheld by any party), that such Relevant Employees (the “Working Day Relevant Employees”) shall remain employees of the Seller or a member of the Seller’s Group until the first Relevant Working Day on or after the Closing Date (the “Working Day Employee Termination Date”). If so agreed, the parties agree that the transfer of employment of the Working Day Relevant Employees to the Purchaser or one of its Affiliates shall take effect on and from the day following the Working Day Employee Termination Date which applies to the relevant Working Day Relevant Employee. The Purchaser acknowledges that it will be responsible for the total amount actually paid by the Seller or its Affiliate for compensation and benefits, including any withholding taxes and payroll taxes paid by the Seller’s Group, to or in respect of the Working Day Relevant Employees in relation to their ordinary course of employment for the period on and from the Effective Time to (and including) the Working Day Employee Termination Date which applies to the relevant Working Day Relevant Employee.

2.3	Where automatic transfer of employment

If the Transfer Regulations do not or are found not to or are alleged not to apply to any person who is a Relevant Employee, and to whom paragraph 2.2 does not apply, the Purchaser agrees that following Closing:

2.3.1	in consultation with the Seller, the Purchaser or relevant member of the Purchaser’s Group shall within 10 Business Days of being so requested by the Seller (as long as the request is made no later than 3 months after Closing) (or if the Purchaser so chooses), make such Relevant Employee an offer in writing to employ him or her under a new contract of employment subject to, and to take effect upon, a date agreed between the parties and such employee; and

2.3.2	save as otherwise agreed with the Seller (such agreement not to be unreasonably withheld), the offer to be made will be on the same terms and conditions (including as to period of continuous employment) as were provided to that Relevant Employee immediately prior to the Closing Date.

3.	Wrong-pocket arrangements for persons other than Relevant Employees

3.1	If the contract of employment of any person other than a Relevant Employee is found or alleged to have effect upon Closing as if originally made with the Purchaser or another member of the Purchaser’s Group as a consequence of this Agreement, the Seller agrees that following Closing:

3.1.1	in consultation with the Purchaser, the Seller or relevant member of the Seller’s Group may within 10 Business Days of being so requested by the Purchaser (as long as the request is made no later than 3 months after Closing) (or if the Seller so chooses), make to that person an offer in writing to employ him or her under a new contract of employment subject to, and to take effect upon, the termination referred to below; and

3.1.2	the offer to be made will be on the same terms and conditions (including as to period of continuous employment) as were provided to that person immediately prior to the Closing Date.

3.2	After the expiry of the 10 Business Days referred to at paragraph 3.1 above, and provided that the relevant member of the Purchaser’s Group takes such steps as are legally possible to terminate the employment of the person concerned as soon as reasonably practicable after becoming aware of the finding or allegation referred to at paragraph 3.1 above (either by giving notice or transferring the person by agreement to be concluded between the relevant member of the Purchaser’s Group, the person concerned and the relevant member of the Seller’s Group), the Seller shall be responsible for and shall indemnify and keep indemnified the Purchaser (for itself and as trustee for any relevant member of the Purchaser’s Group) against all Losses from time to time made, suffered or incurred by the Purchaser (or any other member of the Purchaser’s Group) as a result of:

3.2.1	the actual or alleged transfer to a member of the Purchaser’s Group and (regardless of whether there has been such a transfer) any employment liabilities relating to such person;

3.2.2	employing such person on and from the Closing Date until such termination (up to the time reasonably expected to have achieved such termination in accordance with the terms of the contract of employment and Applicable Law) but subject to a maximum period of 6 months unless prevented by the terms of the contract of employment or Applicable Law; and

3.2.3	such termination.

3.3	The parties agree to co-operate in good faith to minimise the Losses which are subject to the indemnity referred to in paragraph 3.2 above.

4.	Employment liabilities

4.1	All wages, salaries, employer’s liabilities in respect of associated Taxes and other periodic outgoings in respect of the Transferred Employees which relate to a period:

4.1.1	on and after the Effective Time shall be borne or discharged by the Purchaser or relevant member of the Purchaser’s Group; and

4.1.2	before the Effective Time shall be borne or discharged by the Seller or relevant member of the Seller’s Group.

4.2	Subject to paragraph 4.1, the Seller shall (for itself and for each member of the Seller’s Group) indemnify and keep indemnified the Purchaser (for itself and as trustee for each other member of the Purchaser’s Group) against all Losses (ignoring any amount in respect of Employee Benefits, as to which see Schedule 9) in respect of:

4.2.1	the employment of any Employee at any time prior to the Effective Time (excluding any Transferred Employee Benefit Liabilities (as defined in Schedule 9) which the Purchaser agrees to assume in accordance with Schedule 9);

4.2.2	any termination of the employment of any Employees prior to the Effective Time and any termination of the employment of any Employees on and after the Effective Time but prior to the Closing Date which are not otherwise covered by paragraph 4.3.2 including, but not limited to, all claims relating to severance, termination pay, pay in lieu of notice of termination and similar obligations (excluding any liability arising directly as a result of any breach of the commitments set out in paragraph 5 or 6 below by the Purchaser or a member of the Purchaser’s Group and any act or omission by the Purchaser or any member of the Purchaser’s Group in relation to any Employee before the Closing Date as a result of which that Employee treats his employment as having been terminated prior to the Closing Date);

4.2.3

any amount which becomes payable to any Employee or benefit to which any Employee becomes entitled by reason of this Agreement or the matters it contemplates, including any change of control or other payment or benefit

(and including any enhancement of severance terms on a subsequent termination of employment but excluding any Losses relating to any share-based incentive schemes, as to which see paragraph 10 below);

4.2.4	any failure by the Seller or any other member of the Seller’s Group to comply with any obligation to inform or consult with employee representatives in connection with the matters contemplated by this Agreement (other than as a result of any failure set out in paragraph 4.3.3 below); and

4.2.5	any breach by the Seller or any other member of the Seller’s Group of paragraph 4.1.2 above or paragraph 4.4, 4.5 or 9 below.

4.3	The Purchaser shall (for itself and for each member of the Purchaser’s Group) indemnify and keep indemnified the Seller (for itself and as trustee for each other member of the Seller’s Group) against all Losses (ignoring any amount in respect of Employee Benefits, as to which see Schedule 9) in respect of:

4.3.1	the employment of any of the Transferred Employees on and after the Effective Time (including, without limitation, any changes to terms and conditions of employment by the Purchaser or any other member of the Purchaser’s Group);

4.3.2	any termination of the employment of any Transferred Employees on and after the Effective Time and any termination of the employment of any Employees by a member of the Seller’s Group on and after the Effective Time but prior to the Closing Date who would, but for such termination of employment by a member of the Seller’s Group, have been Transferred Employees (save in each case where such termination is in order to facilitate the transfer of any Relevant Employee pursuant to paragraph 2 of this Schedule 8 or is otherwise in connection with any rejection or objection to such transfer in circumstances where paragraph 4.3.5 does not apply) including, but not limited to, all claims relating to severance, termination pay, pay in lieu of notice of termination and similar obligations except as contemplated under paragraph 3.2 above;

4.3.3	any failure by the Purchaser or any other member of the Purchaser’s Group to provide information and reasonable assistance to the Seller to enable the Seller or any other member of the Seller’s Group to comply with any obligation to inform or consult with employee representatives in connection with the matters contemplated by this Agreement;

4.3.4	any breach by the Purchaser or any other member of the Purchaser’s Group of paragraph 4.1.1 above or paragraph 4.4 or 4.5 below; and

4.3.5	any act or omission by the Purchaser or any member of the Purchaser’s Group in relation to any Employee before the Closing Date as a result of which that Employee treats his employment as having been terminated prior to the Closing Date.

4.4	Any amount payable to or in respect of any Transferred Employee on or after the Closing Date (including without limitation amounts paid under paragraph 4.5 below)

which (ignoring vesting conditions and any amount payable in respect of Employee Benefits or otherwise in accordance with Schedule 9) is referable to the period prior to the Effective Time is payable by the Seller (for itself or on behalf of the relevant Business Seller). Responsibility for amounts payable which are only partly referable to the period prior to the Effective Time (again ignoring vesting conditions) is to be shared between the Seller (for itself or on behalf of the relevant Business Seller) and the Purchaser (for itself or on behalf of the relevant member of the Purchaser’s Group) such that the Seller bears S per cent. of the cost and the Purchaser bears P per cent., where S is the percentage of the period by reference to which the amount was earned which fell before the Effective Time and P is the percentage of that period which falls on and after the Effective Time. Save for the payments described in paragraph 4.5 below, the Purchaser shall, or shall procure that such other member of the Purchaser’s Group shall, pay such amounts when due to the relevant Transferred Employees on or after the Closing Date and shall deduct and/or pay and account for any Tax payable or accountable for by the employer in respect of such amounts. The Seller covenants to reimburse the Purchaser in respect of any such amount (or S per cent. of it where relevant), including any Tax payable or accountable for by the employer in respect of such amount, within 30 days of receiving notification that it has been paid. The Seller will provide the Purchaser with all information and documentation reasonably necessary to allow such payments to be made.

4.5	Following the Closing Date:

4.5.1	the Seller shall, or shall procure that a member of the Seller’s Group shall, pay a pro-rated cash bonus for the current bonus year as at the Effective Time and any unpaid cash bonus for the bonus year which ended before the Effective Time to each Transferred Employee who participated in such annual cash bonus plan within 90 days following the Closing Date; and

4.5.2	where the Seller is able to determine performance, any such bonus payment made to such eligible employees will be based on the Seller’s determination of performance to the Effective Time and (where applicable) pro-rated to the Effective Time; or

4.5.3	where the Seller is unable to determine performance (either business or individual), for example, because the Effective Time occurs near the start of the bonus year, the Seller shall calculate any such bonus payment based on a deemed achievement of performance conditions at target level pro-rated to the Effective Time; and

4.5.4	as soon as reasonably practicable after the Closing Date, the Purchaser shall, or shall procure that such other member of the Purchaser’s Group shall, provide such information as the Seller requires in order for the Seller to calculate the Tax payable or accountable for by the employer in respect of such bonus payments;

4.5.5	if and to the extent permitted by Applicable Law, the Seller shall, or shall procure that such other member of the Seller’s Group shall, deduct and/or account for any Tax payable or accountable for by the employer in respect of such bonus payments; or

4.5.6	if and to the extent paragraph 4.5.5 above is not permitted by Applicable Law, the Purchaser shall, or shall procure that such other member of the Purchaser’s Group shall, pay and/or account for any Tax payable or accountable for by the employer in respect of such bonus payments and the Seller shall reimburse the Purchaser in respect of such amounts so paid and/or accounted for; and

4.5.7	where any amount in respect of payments made by the Seller or any other member of the Seller’s Group pursuant to this paragraph 4.5 is reflected in the Closing Statement, the Purchaser shall reimburse the Seller in respect of the amount so reflected. For the avoidance of doubt, no reimbursement by the Purchaser shall be due in respect of any such payment to the extent it is not reflected in the Closing Statement.

4.6	If any loan made by a member of the Seller’s Group to a Transferred Employee (an “Employee Loan”) remains outstanding at the Closing Date, then the parties shall co-operate in good faith to procure an outcome such that:

4.6.1	the Employee Loan shall be discharged in full within a reasonable period after the Closing Date and the relevant member of the Seller’s Group shall receive all outstanding amounts of principal and interest under the Employee Loan either from the relevant Transferring Employee or from a member of the Purchaser’s Group; and

4.6.2	a loan in the same amount and on the same terms as to interest and repayment as the outstanding portion of the Employee Loan shall be made available by the Purchaser to the relevant Transferred Employee.

5.	Protection of terms and conditions and termination rights post-Closing

5.1	Without prejudice to paragraph 5.4 below, the Purchaser shall procure that for a period of 24 months following the Closing Date:

5.1.1	each Transferred Employee will (for so long as such Transferred Employee continues in the same role with any member of the Purchaser’s Group save that the Purchaser shall not seek to demote any Transferred Employee to avoid the application of this provision) continue to receive at least the same basic salary; and

5.1.2	each Transferred Employee will continue to receive contractual benefits (but excluding Employee Benefits and any share-based incentive schemes or other long-term incentive plans) which the Purchaser reasonably considers to be substantially comparable, taken as a whole, to the contractual benefits (but excluding Employee Benefits and any share-based incentive schemes or other long-term incentive plans) of such Transferred Employee immediately prior to the Closing Date; and

5.1.3

no Transferred Employee will suffer a change to his overall employment terms (whether contractual or otherwise) and including, without limitation, any related to length of service (but excluding Employee Benefits and any share-based incentive schemes or other long-term incentive plans), which, when taken as a whole viewed in the round (including to the extent relevant alongside any other changes being made at the same time to that Transferred Employee’s employment terms), would in the Purchaser’s reasonable opinion acting in good faith be regarded as materially detrimental.

5.2	The Purchaser confirms that, following the Closing Date and for so long as the Transferred Employees continue in the employment of any member of the Purchaser’s Group, the Transferred Employees will be eligible to participate in those share-based incentive schemes or other long-term incentive plans that are operated by the Purchaser or relevant members of the Purchaser’s Group from time to time for employees of equivalent status, subject always to the rules of such share-based incentive schemes or long-term incentive plans and any qualifying conditions.

5.3	The Seller shall provide or shall cause to be provided to any member of the Purchaser’s Group such information reasonably requested in writing by any member of the Purchaser’s Group to enable the Purchaser to comply with its obligations in paragraph 5.1 above.

5.4	If the employment of any Transferred Employee is terminated by reason of redundancy within 24 months following the Closing Date, the Purchaser shall procure that there shall be provided to such Transferred Employee benefits which are equivalent to those provided under such redundancy and severance policies and benefits (whether contractual or otherwise and giving due credit to the Transferred Employees for any additional service or earnings from the Closing Date onwards) (but excluding Employee Benefits other than the Agreed UK Restructuring Arrangement) as were applicable in respect of the particular Transferred Employee immediately prior to the Closing Date, to the extent that such policies and benefits are notified in writing to the Purchaser prior to the Closing Date. If, at any time during the 24 month period immediately following the Closing Date, the Purchaser places any Transferred Employee into a redundancy selection process, the Purchaser undertakes that, in determining such selection, it will or will procure that the relevant member of the Purchaser’s Group will take no account of the costs of dismissal of any person within the relevant selection pool (including such Transferred Employee). For the avoidance of doubt, redundancy payments of the type described in this paragraph 5.4 (whether paid within 24 months of Closing or later) are not intended to be covered by the apportionment mechanism at paragraph 4.4 above.

5.5	For the avoidance of doubt, the provisions of this paragraph 5 are without prejudice to the operation of any rule of law in relation to the terms and conditions of employment of the Transferred Employees.

6.	Benefits arrangements/service continuity

6.1

Each Transferred Employee shall have their service with the Seller’s Group and their respective predecessors recognised under any employee benefit plans or arrangements of the Purchaser’s Group for all purposes of eligibility, vesting and accrual of benefits to the extent past service was recognised for such Transferred Employee under a comparable plan or arrangement immediately prior to the Closing Date. Notwithstanding the foregoing, nothing in this paragraph 6.1 shall be construed to require recognition of service for the purposes of calculation of Employee Benefits or that would result in:

6.1.1	any additional liability being assumed by the Purchaser’s Group in respect of Employee Benefits other than subject to and in accordance with the provisions of Schedule 9;

6.1.2	duplication of benefit;

6.1.3	recognition of service for any purposes under any plan or arrangement for which participation, service and/or benefits accrual is frozen or any post-retirement medical plan; or

6.1.4	recognition of service under a newly established plan or arrangement for which prior service is not taken into account for employees of the Purchaser’s Group generally.

6.2	Without limiting the foregoing, with respect to the Transferred Employees, the Purchaser shall, or shall cause such other member of the Purchaser’s Group to, be responsible for all paid time off benefits, including vacation pay, sick pay, banked leave, flexitime and other payments for time off of normal work hours accrued by the Transferred Employees up to the Closing Date provided that if the value of such matters (excluding normal accrued but untaken annual leave for the year current as at the Closing Date) would exceed US$7.5 million if accrued for in a balance sheet in accordance with IFRS prior to the Effective Time then the Seller shall compensate the Purchaser for such matters accrued prior to the Effective Time (again excluding normal accrued but untaken annual leave for the year current as at the Closing Date) by paying the Purchaser an amount equal to that value, less any amount actually accrued and transferred to the Purchaser for such matters.

6.3	With respect to any welfare plan maintained by the Purchaser or any other member of the Purchaser’s Group in which Transferred Employees are eligible to participate after the Closing Date, the Purchaser shall:

6.3.1	waive all limitations as to pre-existing conditions, exclusions, evidence of insurability provisions, waiting periods with respect to such participation and coverage requirements or similar provisions under a Purchaser’s benefit plans that are welfare plans (as defined in section 3(1) of ERISA or any equivalent Applicable Law) applicable to such employees to the extent such conditions, exclusions and waiting periods or other provisions were satisfied or did not apply to such employees under welfare plans maintained by the Seller or other members of the Seller’s Group prior to the Closing Date; and

6.3.2	provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan in the year in which Closing occurs, to the extent credited under the welfare plans maintained by the Seller or other members of the Seller’s Group prior to the Closing Date.

7.	US Transferred Employees

With effect on and from the Closing Date, the Purchaser shall, or shall procure that such other members of the Purchaser’s Group shall, assume the responsibility and obligation to provide COBRA continuation coverage to all Transferred Employees who are employed in the United States and/or covered by US Benefit Plans and whose employment is terminated after the Closing Date and their eligible dependents.

8.	International Assignees

Where Applicable Law does not provide for the automatic transfer of employment of any International Assignee and/or the other terms governing their international assignment, the Purchaser shall assume and agree to be bound by the individual contract of employment and such other terms governing their international assignment including any tax equalisation agreement entered into between an International Assignee and a member of the Seller’s Group provided that such employee becomes a Transferred Employee and the Seller has disclosed to the Purchaser the template international assignment terms of the Seller’s Group prior to the Closing Date.

9.	Liability for retention arrangements

The Seller or any other member of the Seller’s Group has or will put in place certain retention arrangements (in the form of cash) to retain key employees in connection with the matters contemplated by this Agreement. To the extent that details of such retention arrangements are disclosed to the Purchaser prior to the Closing Date, and in respect of arrangements put in place after the date of this Agreement, with the agreement of the Purchaser, the Purchaser shall, or shall procure that such other member of the Purchaser’s Group shall, make the cash retention payments when due to the relevant Transferred Employees on or after Closing and shall deduct and/or pay and account for any Tax payable or accountable for by the employer in respect of such cash payments. The Seller covenants to reimburse the Purchaser in respect of any cash retention payments, whether or not disclosed (including any Tax payable or accountable for by the employer in respect of such payments), which are put in place prior to the Closing Date. The Seller acknowledges that the Purchaser may ask the Seller to put in place more generous retention arrangements than those proposed by the Seller (including, where practicable, putting in place retention arrangements which last for a period of at least six months following Closing) and will not unreasonably withhold consent to such arrangements provided that any incremental cost of such arrangements over and above the cost of the Seller’s own proposals will be for the Purchaser’s account. The Seller will provide the Purchaser with all information and documentation reasonably necessary to allow such payments to be made.

10.	Share-based incentive schemes

10.1	This paragraph 10 applies notwithstanding any other provision of this Agreement.

10.2

The Seller undertakes that share-based awards held by Transferred Employees pursuant to a share-based incentive scheme operated by the Seller or another member of the Seller’s Group (“Relevant Awards”) shall be treated in a manner consistent with the “good leaver treatment” pursuant to the default position under those share-based incentive schemes. Where Relevant Awards are subject to performance (or other) conditions and it is not possible to determine whether or not such conditions have been met at the applicable early vesting date (or within a reasonable period thereafter), the Seller and Purchaser agree that performance shall be deemed “on target”.

For the avoidance of doubt, such “good leaver treatment” provides that:

10.2.1	Relevant Awards shall not lapse or be forfeited as a result of Closing except to the extent that they do not vest in accordance with paragraphs 10.2.2 and/or 10.2.3 below;

10.2.2	Relevant Awards shall vest early as a result of Closing and shall be time pro-rated to take account of the reduced period of time, as a proportion of the original vesting period, that the relevant Transferred Employee worked within the Seller’s Group (calculated on the basis of the number of years of service as at the Closing Date, where part years of service are rounded up); and

10.2.3	Relevant Awards that vest after the Closing Date shall remain subject to any relevant performance (or other) conditions, adjusted as necessary to take account of Closing and measured up to the applicable early vesting date.

For the purposes of this paragraph 10.2, “on target” performance shall not be construed as permitting share-based awards to vest in full.

10.3	The Seller agrees to indemnify the Purchaser (or relevant member of the Purchaser’s Group) for any Liabilities borne by the Purchaser’s Group in connection with the Relevant Awards, including any Tax. The Purchaser agrees to use its best endeavours to seek any applicable Tax relief in respect of the Relevant Awards and to indemnify the Seller in respect of any Tax relief obtained, provided always that the Seller provides the Purchaser with any information that the Purchaser may reasonably request in this respect in a timely manner.

10.4	Subject to paragraph 10.5, the Seller undertakes to inform the Purchaser of the vesting or exercise (as applicable) of the Relevant Awards and to provide, in a timely manner, details of the Relevant Awards that so vest or are exercised so that the Purchaser’s Group can make any applicable withholdings for Tax and pay any Tax for which the Purchaser’s Group is liable in respect of the Relevant Awards to the relevant Tax Authority within any applicable timescale.

10.5	To the extent permitted under the relevant plan rules and any Applicable Law, the Seller undertakes to sell such number of the shares underlying the Relevant Awards as may be necessary for the sale proceeds to satisfy any applicable Tax withholdings and to pay such amounts to the Purchaser in sufficient time for the Purchaser to pay such Tax to the relevant Tax Authority within any applicable timescale, provided always that the Purchaser provides the Seller with any information that the Seller may reasonably request in this respect in a timely manner.

10.6	The Seller undertakes to procure that each relevant member of the Seller’s Group will pay any Tax for which each member is liable in respect of the Relevant Awards to the relevant Tax Authority within any applicable timescale.

10.7	The Seller undertakes to complete any relevant Tax Return in respect of the Relevant Awards and to submit any such Tax Return to the relevant Tax Authority within any applicable timescale.

10.8	This paragraph shall apply where Relevant Awards lapse or are forfeited (or will lapse or be forfeited) either in whole or in part as a result of Closing. As soon as practicable following Closing with the intention being, where possible, to grant within 30 days of the Closing Date or the first date after the Closing Date when dealing restrictions do not apply (and, in any event, by the later of 90 days from the Closing Date and 90 days from the first date after the Closing Date when the granting of share-based awards is not prevented by dealing restrictions), subject in both cases to the relevant plan rules and any Applicable Law, the Purchaser (or member of the Purchaser’s Group) shall grant each relevant Transferred Employee a share-based award over shares in the capital of the Purchaser substantially equal in value (valued as at the date of grant) to the value of the portion of their Relevant Awards which lapsed or was forfeited (or will lapse or be forfeited) as a result of Closing (valued as at the Closing Date), where relevant disregarding any loss (or expected loss) of Tax-favourable treatment (each a “Compensation Award”). To the extent that (i) it could reasonably have been expected that any related matching share award and/or free share award would have been granted to a Transferred Employee following Closing in connection with any Relevant Award which lapsed or was forfeited (or will lapse or be forfeited) as a result of Closing (each a “Relevant Matching Award”), and (ii) such Relevant Matching Award has not been granted (or will not be granted) as a result of Closing, on or around the date on which such Relevant Matching Award would, in the ordinary course of business, have been made by the Seller (or member of the Seller’s Group), the Purchaser (or member of the Purchaser’s Group) shall grant each relevant Transferred Employee a share-based award over shares in the capital of the Purchaser substantially equal in value (valued as at the date of grant) to the value of such Relevant Matching Award (valued as at the date of grant of the related Matching Award, defined below), where relevant, disregarding any loss (or expected loss) of Tax-favourable treatment (each a “Matching Award”), subject to the relevant plan rules and any Applicable Law.

Such Compensation Awards and Matching Awards shall be granted pursuant to the rules of whichever share-based incentive plan operated by the Purchaser’s Group at the time of grant the Purchaser considers most closely aligned to the share-based incentive plan operated by the Seller’s Group pursuant to which the related Relevant Award had been granted (or related Relevant Matching Award would have been granted) but will vest according to a vesting schedule substantially similar to the vesting schedule that would have otherwise applied to the related Relevant Award or related Relevant Matching Award if Closing had not occurred. In such cases:

10.8.1

the Purchaser undertakes to seek any applicable Tax relief in respect of the Compensation Awards and Matching Awards and to indemnify the Seller in respect of 50 per cent. of any Tax relief obtained, provided always that the

Seller provides the Purchaser with any information that the Purchaser may reasonably request in this respect in a timely manner;

10.8.2	where a Compensation Award or Matching Award is granted in the form of a restricted share award, the Purchaser undertakes to obtain a valid election pursuant to section 431 of the Income Tax (Earnings and Pensions) Act 2003 (or, as applicable, any similar Tax election that is available pursuant to any Applicable Law in another jurisdiction), provided that, if either party makes representations to the other party to waive this obligation in respect of certain Compensation Awards or certain Matching Awards and the other party consents to such waiver (such consent not to be unreasonably withheld), this paragraph 10.8.2 shall not apply in respect of such Compensation Awards or Matching Awards; and

10.8.3	the Seller agrees to indemnify the Purchaser (or relevant member of the Purchaser’s Group) for 50 per cent. of any Liabilities borne by the Purchaser’s Group in connection with such Compensation Awards and Matching Awards, including any Tax, provided that:

(i)	the Seller shall not indemnify the Purchaser (or relevant member of the Purchaser’s Group) to the extent that the Purchaser (or member of the Purchaser’s Group) compensates Transferred Employees for any loss (or expected loss) of Tax-favourable treatment in respect of Relevant Awards or for any Liabilities to Tax as contemplated in paragraph 10.9 below;

(ii)	the Seller only agrees to indemnify the Purchaser (or member of the Purchaser’s Group) to a maximum of 50 per cent. of the total of: (i) the value of the portion of such Relevant Awards that lapsed or was forfeited (or will lapse or be forfeited) as a result of Closing, (ii) the value of the Relevant Matching Awards, and (iii) any related Liabilities, including any Tax; and

(iii)	for the avoidance of doubt, the Seller shall not indemnify the Purchaser (or member of the Purchaser’s Group) for any lapse or forfeiture (or expected lapse or forfeiture) due to a failure to meet any applicable performance (or other) conditions.

For these purposes, the compensation in respect of the portion of a Relevant Award which lapsed or was forfeited (or will lapse or be forfeited) as a result of Closing shall not exceed the difference between (i) the value of the Relevant Award which could reasonably have been expected to vest on the normal vesting date but for Closing (subject, where applicable, to performance (or other) conditions), and (ii) the value of the Relevant Award which actually vested (or will vest) as a result of Closing.

For the purposes of this paragraph 10.8:

10.8.4	the portion of a Relevant Award which lapsed or was forfeited (or will lapse or be forfeited) as a result of Closing shall be valued on the basis of the average price of an ordinary share in the capital of the Seller over the five trading days immediately prior to Closing;

10.8.5	the value of a Compensation Award to be granted shall be valued on the basis of the average price of an ordinary share in the capital of the Purchaser over the five trading days immediately prior to the date of grant;

10.8.6	the value of a Relevant Matching Award shall be valued on the basis of the average price of an ordinary share in the capital of the Seller over the five trading days immediately prior to the date of grant of the related Matching Award;

10.8.7	the value of a Matching Award to be granted shall be valued on the basis of the average price of an ordinary share in the capital of the Purchaser over the five trading days immediately prior to the date of grant; and

10.8.8	any currency conversion shall be made in accordance with Clause 1.12 of this Agreement.

10.9	To the extent that any payment to a Transferred Employee (whether by the Seller’s Group or by the Purchaser’s Group) would trigger Liabilities to Tax under section 280G of the United States Internal Revenue Code (“Section 280G”), the relevant Transferred Employee shall be allowed to choose whether to accept the full payment (and pay any relevant Section 280G Tax) or to receive such lower payment as may be necessary in order to fall below the Section 280G threshold for Tax. To the extent that any similar Tax would arise pursuant to any Applicable Law in another jurisdiction, this paragraph 10.9 shall apply mutatis mutandis.

10.10	This paragraph shall apply where: (i) a Transferred Employee would, in the ordinary course of business, have been granted a share-based award pursuant to a share-based incentive scheme operated by the Seller or another member of the Seller’s Group on the basis of performance criteria linked to the Seller’s Group’s 2014 financial year (which may, for the avoidance of doubt, be business and/or individual performance criteria and assessment) (each a “2014 Performance Award”), and (ii) Closing occurs prior to the grant of such 2014 Performance Award. As soon as practicable following Closing (and, in any event, by the later of 30 days from the Closing Date and 30 days from the date when the value of each 2014 Performance Award has been determined), the Seller shall notify the Purchaser in writing of the value of each 2014 Performance Award and under which share-based incentive plan operated by the Seller’s Group the related 2014 Performance Award would have been granted. As soon as practicable following the receipt of such notice (and, in any event, by the later of 30 days from the receipt of such notice and 30 days from the first date following the receipt of such notice when the granting of share-based awards is not prevented by dealing restrictions, subject in both cases to the relevant plan rules and any Applicable Law), the Purchaser (or member of the Purchaser’s Group) shall grant each relevant Transferred Employee a share-based award over shares in the capital of the Purchaser substantially equal in value (valued as at the date of grant) to the value of the 2014 Performance Award which would have been granted but for the occurrence of Closing. Such 2014 Performance Awards shall be granted pursuant to the rules of whichever share-based incentive plan operated by the Purchaser’s Group at the time of grant the Purchaser considers most closely aligned to the share-based incentive plan operated by the Seller’s Group pursuant to which the related 2014 Performance Award would have been granted. In such cases:

10.10.1	the Purchaser undertakes to seek any applicable Tax relief in respect of the 2014 Performance Awards and to indemnify the Seller in respect of any Tax relief obtained, provided always that the Seller provides the Purchaser with any information that the Purchaser may reasonably request in this respect in a timely manner;

10.10.2	where a 2014 Performance Award is granted in the form of a restricted share award, the Purchaser undertakes to obtain a valid election pursuant to section 431 of the Income Tax (Earnings and Pensions) Act 2003 (or, as applicable, any similar Tax election that is available pursuant to any Applicable Law in another jurisdiction), provided that, if either party makes representations to the other party to waive this obligation in respect of certain 2014 Performance Awards and the other party consents to such waiver (such consent not to be unreasonably withheld), this paragraph 10.10.2 shall not apply in respect of such 2014 Performance Awards; and

10.10.3	the Seller agrees to indemnify the Purchaser (or relevant member of the Purchaser’s Group) for any Liabilities borne by the Purchaser’s Group in connection with such 2014 Performance Awards, including any Tax.

The grant of a 2014 Performance Award to a Transferred Employee shall be taken into account by the Purchaser when determining the extent to which that Transferred Employee shall participate in incentive arrangements (other than any Compensation Award or Matching Award) operated by the Purchaser’s Group following Closing.

For the purposes of this paragraph 10.10:

10.10.4	the value of a 2014 Performance Award to be granted shall: (i) be determined by the Seller acting reasonably and in good faith, (ii) be consistent with past practice, (iii) take into account the relevant business and/or individual performance criteria linked to the Seller’s Group’s 2014 financial year, and (iv) if Closing occurs before 31 December 2014, be time pro-rated to take account of the reduced period of time, as a proportion of the Seller’s Group’s 2014 financial year, that the relevant Transferred Employee worked within the Seller’s Group (calculated on the basis of the number of complete months of service as at the Closing Date);

10.10.5	the number of shares to be placed under a 2014 Performance Award shall be valued on the basis of the average price of an ordinary share in the capital of the Purchaser over the five trading days immediately prior to the date of grant; and

10.10.6	any currency conversion shall be made in accordance with Clause 1.12 of this Agreement.

11.	Clinical Employees

11.1	The parties intend and agree that:

11.1.1	the employment of the Clinical Employees shall not be transferred by the Seller or another member of the Seller’s Group to a member of the

Purchaser’s Group on and from the Closing Date but shall transfer on and from the Clinical Employee Transfer Date;

11.1.2	notwithstanding the intention at paragraph 11.1.1 above, if the contract of employment of any Clinical Employee is found or alleged to have effect at any time prior to the Clinical Employee Transfer Date as if originally made with the Purchaser or another member of the Purchaser’s Group as a consequence of this Agreement, paragraph 3 shall not apply in relation to that Clinical Employee and as a result the parties shall in good faith seek to agree as soon as reasonably practicable how best to deal with such unintended transfer or allegation of transfer provided that, if the parties are unable to reach such agreement within a reasonable period and if it is agreed that such Clinical Employee’s contract of employment has so transferred, then such Clinical Employee shall be treated from the time he actually became so employed as a “Transferred Employee” (and no longer a Clinical Employee) for the purposes of this Agreement;

11.1.3	no provisions in paragraph 2 shall require the Purchaser or another member of the Purchaser’s Group to employ, or make an offer to employ, a Clinical Employee, on and from the Closing Date;

11.1.4	paragraph 2.2 shall be amended to the extent required so that it applies to Clinical Employees and, in respect of such Clinical Employees, references to the “Closing Date” shall be replaced with references to the “Clinical Employee Transfer Date”;

11.1.5	paragraph 2.3 shall be amended to the extent required so that it applies to Clinical Employees and, in respect of such Clinical Employees, references to the “Closing Date” or “Closing” shall be replaced with references to the “Clinical Employee Transfer Date”; and

11.1.6	paragraph 3 shall be amended to the extent required so that it applies on the Clinical Employee Transfer Date in respect of any person who is not at that time a Clinical Employee and any references to the “Closing Date” or “Closing” shall be replaced with references to the “Clinical Employee Transfer Date”.

11.2	Notwithstanding the provisions of paragraph 11.1 above, the parties agree that each Clinical Employee shall, with effect from and including the Closing Date, be treated for economic purposes as if he is employed by a member of the Purchaser’s Group, and as a consequence will be deemed to be a “Transferred Employee” (meaning that the Purchaser will be economically responsible for all costs and liabilities relating to his employment on and from the Effective Time or termination of his employment on and from the Effective Time) provided that such treatment shall not result, in relation to any Clinical Employee, in any member of the Purchaser’s Group being liable for any costs and liabilities under this Schedule to the extent that any such costs and liabilities arise from:

11.2.1	any failure by the relevant member of the Seller’s Group prior to the Clinical Employee Transfer Date, without good reason, to comply with any instruction from the Purchaser or a member of the Purchaser’s Group in relation to that Clinical Employee; or

11.2.2	any failure by the relevant member of the Seller’s Group prior to the Clinical Employee Transfer Date to supervise the Clinical Employees in accordance with standard industry practice; or

11.2.3	any claim by a Clinical Employee as a result of any breach of contract or Applicable Law by the Seller (other than in express compliance with any instruction from the Purchaser or a member of the Purchaser’s Group or as otherwise expressly agreed in writing by the Purchaser) in respect of such Clinical Employee.

For the avoidance of doubt, no provision of this paragraph 11.2 shall entitle any member of the Seller’s Group to recover any amount in respect of any Clinical Employee if that would entitle the Seller’s Group to recover more than once in respect of the same amount under this Agreement or any Ancillary Agreement.

11.3	For the purposes of paragraphs 10.2 and 10.8 above, in relation to Clinical Employees only, references to “Closing” and the “Closing Date” shall be construed as references to the Clinical Employee Transfer Date.

11.4	The parties intend and agree that, if any Relevant Employee is at Closing determined to be both a Clinical Employee and a Delayed Employee (as defined in paragraph 12 below):

11.4.1	such Relevant Employee shall be treated for the purposes of this Agreement as a Clinical Employee until such time immediately prior to the Clinical Employee Transfer Date and thereafter as a Delayed Employee in accordance with the terms of paragraph 12 below; and

11.4.2	the employment of such Relevant Employee shall not be transferred by the Seller or another member of the Seller’s Group to a member of the Purchaser’s Group on and from the Clinical Employee Transfer Date but shall transfer in accordance with the terms of paragraph 12 below.

12.	Delayed Employees

12.1	The parties intend and agree that:

12.1.1	the employment of the Delayed Employees shall not be transferred by the Seller or another member of the Seller’s Group to a member of the Purchaser’s Group on and from the Closing Date but shall transfer on and from the Delayed Closing Date which relates to the Delayed Business associated with that Delayed Employee;

12.1.2

notwithstanding the intention at paragraph 12.1.1 above, if the contract of employment of any Delayed Employee is found or alleged to have effect at any time prior to the Delayed Closing Date as if originally made with the Purchaser or another member of the Purchaser’s Group as a consequence of this Agreement, paragraph 3 shall not apply in relation to that Delayed Employee and as a result the parties shall in good faith seek to agree as soon as reasonably practicable how best to deal with such unintended transfer or allegation of transfer having regard to the reason why the individual’s transfer to the Purchaser or another member of the Purchaser’s Group was delayed but provided that, if the parties are unable to reach such agreement within a reasonable period and if it is agreed that such Delayed Employee’s contract of employment has so transferred, then such Delayed Employee shall be treated from the time he actually became so employed as a “Transferred Employee” (and no longer a Delayed Employee) for the purposes of this Agreement;

12.1.3	no provisions in paragraph 2 shall require the Purchaser or another member of the Purchaser’s Group to employ, or make an offer to employ, a Delayed Employee, on and from the Closing Date;

12.1.4	paragraph 2.2 shall be amended to the extent required so that it applies to Delayed Employees and, in respect of such Delayed Employees, references to the “Closing Date” shall be replaced with references to the “Delayed Closing Date which relates to the Delayed Business associated with that Delayed Employee”;

12.1.5	paragraph 2.3 shall be amended to the extent required so that it applies to Delayed Employees and, in respect of such Delayed Employees, references to the “Closing Date” or “Closing” shall be replaced with references to the “Delayed Closing Date which relates to the Delayed Business associated with that Delayed Employee”; and

12.1.6	paragraph 3 shall be amended to the extent required so that it applies on each Delayed Closing Date in respect of any person who is not at that time a Delayed Employee and any references to the “Closing Date” or “Closing” shall be replaced with references to that “Delayed Closing Date”.

12.2

Notwithstanding the provisions of paragraph 12.1 above, the parties agree that each Delayed Employee shall, with effect from and including the Closing Date, be treated for economic purposes as if he is employed by a member of the Purchaser’s Group, and as a consequence will be deemed to be a “Transferred Employee” (meaning that the Purchaser will be economically responsible for all costs and liabilities relating to his employment on and from the Effective Time or termination of his employment on and from the Effective Time) provided that such treatment shall not result, in relation to any Delayed Employee, in any member of the Purchaser’s Group being liable for any costs and liabilities under this Schedule to the extent that any such costs and liabilities arise from: (i) any failure by the relevant member of the Seller’s Group prior to a Delayed Employee’s Delayed Closing Date, without good reason, to comply with any Controlled Business Instruction or Seller Involvement Instruction in relation to that Delayed Employee; or (ii) any claim by a Delayed Employee as a result of any breach of contract or Applicable Law by the relevant member of the Seller’s Group (other than in express compliance with any Controlled Business Instruction or Seller Involvement Instruction or as otherwise expressly agreed in writing by the Purchaser) in respect of such Delayed Employee. Any amounts payable pursuant to this paragraph 12.2 shall be paid in accordance with paragraph 4 of Schedule 25. For the avoidance of doubt, no provision of this paragraph 12.2 shall entitle the Seller or any member of the Seller’s Group to recover any amount in respect of any Delayed Employee if that would entitle the Seller or member of the Seller’s Group to recover more than once in respect of the same amount under this Agreement or any Ancillary Agreement.

12.3	For the purposes of paragraphs 10.2 and 10.8 above, references to “Closing” and the “Closing Date” shall be construed as references to the relevant Closing, Closing Date or Delayed Closing Date which applies to each of the relevant Transferred Employees.

Schedule 9

Employee Benefits

(Clause 2.4.2)

In this Schedule 9:

“Delayed Employees” has the meaning given in Schedule 8;

“Employee Benefits” means benefits to or in respect of any current or former employee, including without limitation, any pension, early retirement, disability, death benefit, long service awards, termination indemnity (such as Italian TFR) or post-retirement medical benefits or deferred compensation linked to retirement, disability or death benefits or old age part-time benefits (such as German ATZ) and jubilee payments;

“Employee Benefit Liabilities” means liabilities and obligations (whether funded or unfunded) in respect of any employee benefit promise, scheme, plan, fund, program, policy, practice or other individual or collective arrangement providing Employee Benefits;

“Purchaser Funding Assumptions” means, in relation to any Transferred Employee Benefits, where a member of the Purchaser’s Group provides, in the same country, a similar or comparable benefit programme to the programme to which the Transferred Employee Benefits relate (regardless of differences in the terms of entitlement of accrual etc), and there is a local obligation or practice prior to the date of this Agreement to pre-fund or externally fund those similar or comparable benefits to a funding target which is determined by reference to a method and assumptions other than IFRS (such as would, for example, be the case in relation to UK HMRC-registered defined benefit pension obligations), then that method and those assumptions as in force in relation to those similar or comparable benefits immediately prior to the date of this Agreement (so, taking the example of UK defined benefit obligations, this would be the method and assumptions used to determine the relevant plan’s technical provisions as at the date of this Agreement – regardless of whether the plan is in fact fully funded on that basis at any relevant time);

“Purchaser IFRS Assumptions” means, in relation to any Transferred Employee Benefits, where a member of the Purchaser’s Group provides, in the same country, a similar or comparable benefit programme to the programme to which the Transferred Employee Benefits relate (regardless of differences in the terms of entitlement of accrual etc), the method and assumptions used most recently prior to the date of this Agreement to value those similar or comparable benefits by the Purchaser’s Group (or any relevant member thereof) for IFRS accounting purposes;

“Seller Funding Assumptions” means, in relation to any Transferred Employee Benefits, if there is a local obligation or practice prior to the date of this Agreement to pre-fund or externally fund those Transferred Employee Benefits to a funding target which is determined by reference to a method and assumptions other than IFRS (such as would, for example, be the case in relation to UK HMRC-registered defined benefit pension obligations), then that method and those assumptions as in force in relation to those Transferred Employee Benefits immediately prior to the date of this Agreement (so, taking the example of UK defined benefit obligations, this would be the method and assumptions used to determine the relevant plan’s technical provisions as at the date of this Agreement – regardless of whether the plan is in fact fully funded on that basis at any relevant time);

“Seller IFRS Assumptions” means, in relation to any Transferred Employee Benefits, the method and assumptions used by the Seller’s Group (or the most relevant member thereof) most recently prior to the date of this Agreement to value those Transferred Employee Benefits for IFRS accounting purposes;

“Swiss Actuary” means an actuary: (a) who can reasonably be viewed: (i) as independent of both the Purchaser and the Seller; and (ii) as familiar with Swiss pension issues; and (b) whom the Purchaser and the Seller have agreed should be jointly appointed by them for the purposes of determining the Swiss Assumptions or who in default of such agreement has been appointed by the Swiss Association of Actuaries or other industry body of actuaries in Switzerland as agreed by the Seller and the Purchaser;

“Swiss Assumptions” means, in relation to any Transferred Employee Benefits in Switzerland, the Seller IFRS Assumptions adjusted:

(a)	by replacing any assumed “cash balance” annuity conversion rate in the Seller IFRS Assumptions with a conversion rate which the Swiss Actuary certifies to the Purchaser and the Seller as representing a reasonable estimate of the likely effective overall blended conversion rate which will apply in relation to the Transferred Employee Benefits in question, having regard to the changes to the rate which can (having regard to longevity projections, legal and governance constraints around Swiss pension structures and such other matters as the Swiss Actuary considers relevant) in the Swiss Actuary’s opinion reasonably be expected to occur during the expected service lives of the Transferred Employees to whom the Transferred Employee Benefits relate, and weighting the impact of those changes by reference to the ages of the relevant employees (and so the extent to which the changes will in fact operate to reduce the effective liability on the Purchaser); and

(b)	by removing any reserve for death or disability benefits to the extent that the Swiss Actuary certifies to the Purchaser and the Seller that it constitutes a reserve for liabilities to and in respect of the relevant Transferred Employees which could reasonably be externally insured by the Purchaser without introducing a new ongoing cost on the Purchaser which was not reflected in the Seller’s ongoing cost base prior to the date of this Agreement;

“Temporary Participation Plan” means any plan or arrangement (whether funded or unfunded) for the provision of Employee Benefits in which Transferred Employees participate prior to Closing and continue (for any reason, whether by special arrangement or because they are Delayed Employees, or otherwise) to participate for a temporary period after Closing;

“Temporary Participation Cessation Date” means, in relation to any Temporary Participation Plan, the date on which Transferred Employees cease to participate in the relevant plan or arrangement; and

“Vaccines Funding Assumptions” means in relation to any Transferred Employee Benefits which are similar or comparable to benefits in the same country which are Transferred Employee Benefits under the Vaccines Sale and Purchase Agreement (the “Equivalent Vaccines Benefits”), the method and assumptions used under the Vaccines Sale and Purchase Agreement to value those Equivalent Vaccines Benefits. For avoidance of doubt, the Vaccines Funding Assumptions are only available in respect of Transferred Employee Benefits for which there are Equivalent Vaccines Benefits.

For the purposes of each of the Purchaser Funding Assumptions, the Purchaser IFRS Assumptions, the Seller Funding Assumptions, the Seller IFRS Assumptions, the Swiss Assumptions (and, for the avoidance of doubt, the Vaccines Funding Assumptions), any economic and financial assumptions which are based (whether expressly or implicitly) on yields, rates or indices shall be updated for the purposes of such definitions to take account of those yields, rates or indices as at the Effective Time (or the latest practicable time prior to the Effective Time).

1.	Except to the extent otherwise requested by the Seller and expressly agreed by the Purchaser before Closing (such Purchaser agreement not to be unreasonably withheld to the extent that it is not reasonably possible for the Seller or its Affiliates to retain the relevant Employee Benefit Liabilities – for example, where liability unavoidably transfers by operation of law under European Council Directive 2001/23/EC or its local implementing legislation), any Employee Benefit Liabilities in respect of service in the Business or with any member of the Seller’s Group or in any plan or arrangement in which any member of the Seller’s Group participates or has participated:

(a)	(in the case of a Transferred Employee) prior to Closing; or

(b)	(in the case of any other person) at any time,

(together, “Pre-Closing EB Liabilities”) will stay with or be assumed by the Seller or its Affiliates and the Seller shall fully indemnify the Purchaser and its Affiliates against any such Employee Benefit Liabilities and against any liabilities and obligations to or in respect of any plan or arrangement for the provision of Employee Benefits in which any member of the Seller’s Group participates or participated prior to Closing. For the avoidance of doubt, the Purchaser’s agreement under this paragraph 1 may, if the Purchaser so determines, relate only to certain specified categories or tranches of Pre-Closing EB Liabilities under a particular benefit programme (in other words, it does not need to be “all or nothing”), in which case it is only those specified Pre-Closing EB Liabilities which are excluded from the scope of the Purchaser’s indemnity entitlement hereunder.

2.	Where and to the extent that the Purchaser agrees under paragraph 1 that any Pre-Closing EB Liabilities may transfer to or remain with the Purchaser and/or its Affiliates (such Pre-Closing EB Liabilities being the “Transferred Employee Benefit Liabilities” and the benefits to which they relate being the “Transferred Employee Benefits”), the Purchaser will be compensated in respect of such Transferred Employee Benefit Liabilities as set out in the rest of this Schedule 9. Subject to being so compensated but without prejudice to paragraphs 9 and 11, the Purchaser shall, or shall procure that its relevant Affiliate shall, assume, with a full discharge for the Seller and its Affiliates, the Transferred Employee Benefit Liabilities. The Purchaser acknowledges its agreement to the principle that the post-retirement medical healthcare plan to which it admits US Transferred Employees who immediately before Closing were members of such a plan will take account of periods of employment with the Seller’s Group to the extent previously recognised under the equivalent Seller’s Group plan for the purposes of determining eligibility, contributions, and vesting; again, therefore, subject to appropriate identification during the period before Closing of such liabilities and to the operation of the compensation mechanism set out in this Schedule 9, they will become Transferred Employee Benefit Liabilities.

2A	This paragraph 2A applies where there are Transferred Employee Benefits in a Temporary Participation Plan. In such a case, notwithstanding that the Transferred Employee Benefit Liabilities may (subject to the Purchaser’s agreement as per 1 above) include liabilities in respect of service after the Effective Time, the Transferred Employee Benefit Liabilities which are included in the calculation of the Employee Benefit Indemnification Amount as per paragraph 3 below shall (unless the Seller and the Purchaser agree otherwise in any particular case) comprise only those liabilities attributable to service before the Effective Time. Conversely, although the Transferred Employee Benefit Liabilities will not for the purposes of paragraphs 1 and 2 above include Liabilities in respect of Transferred Employees or other individuals who leave employment or crystallise benefits before the Temporary Participation Cessation Date in relation to the relevant Temporary Participation Plan (unless the Seller and the Purchaser agree otherwise in any particular case and without prejudice to the Purchaser or its Affiliates’ obligation to comply with any requirements in relation to such individuals before they leave employment or crystallise benefits), the parties agree that the calculation of the Employee Benefit Indemnification Amount under paragraph 3 below in relation to any Temporary Participation Plan shall be carried out on the basis of a conclusive presumption (regardless of any actual knowledge to the contrary) that:

2A.1    any individual who is a Delayed Employee on the day after the Closing Date is or will become a Transferred Employee, and

2A.2    no Contingent Individual will leave employment or crystallise benefits before the relevant Temporary Participation Cessation Date. For these purposes a “Contingent Individual” is a Transferred Employee or other individual who on the day after the Closing Date has not left employment or crystallised benefits and in respect of whom liabilities: (a) would become Transferred Employee Benefit Liabilities if he does not leave employment or crystallise benefits before the relevant Temporary Participation Cessation Date; but (b) would not otherwise become Transferred Employee Benefit Liabilities.

3.	The value of the Transferred Employee Benefit Liabilities shall be determined on employee census data and plan provision as at the Effective Time (and making the conclusive presumptions at 2A.1 and 2A.2 above) on the Vaccines Funding Assumptions if available, but if not available then on:

3.1	in relation to any Transferred Employee Benefits in Switzerland, the Swiss Assumptions; and

3.2	in relation to any other Transferred Employee Benefits, the Seller IFRS Assumptions, PROVIDED that if any of the following values is available and is greater than the value derived using the Seller IFRS Assumptions then that value will be used instead (and if more than one of these values is available then the one which would place the greatest value on the relevant Transferred Employee Benefit Liabilities will be used):

3.2.1	if a member of the Purchaser’s Group provides, in the same country, a similar or comparable benefit programme to the programme to which the Transferred Employee Benefits relate (regardless of differences in the terms of entitlement of accrual etc), the value which is midway between the value based on the Seller IFRS Assumptions and the Purchaser IFRS Assumptions;

3.2.2	if there is a local obligation or practice prior to the date of this Agreement to pre-fund or externally fund the Transferred Employee Benefits to a funding target which is determined by reference to a method and assumptions other than IFRS, the value derived using the Seller Funding Assumptions; and

3.2.3	if there is both: (i) a local obligation or practice prior to the date of this Agreement to pre-fund or externally fund the Transferred Employee Benefits to a funding target which is determined by reference to a method and assumptions other than IFRS; and (ii) a member of the Purchaser’s Group provides, in the same country, a similar or comparable benefit programme to the programme to which the Transferred Employee Benefits relate (regardless of differences in the terms of entitlement of accrual etc), the value which is midway between the value based on the Seller Funding Assumptions and the Purchaser Funding Assumptions.

Where there are any Transferred Employee Benefit Liabilities which prior to Closing were externally funded by assets held in a trust or other vehicle established for the purposes of meeting such Transferred Employee Benefit Liabilities, and the actuary chosen by the Seller and the actuary chosen by the Purchaser agree under paragraph 4 (or it is otherwise determined under paragraph 5) that having regard to all relevant matters as they subsisted immediately after Closing it would be reasonable to expect all or part of such assets to be or remain available to the Purchaser or its Affiliates to meet the cost of such Transferred Employee Benefit Liabilities (whether by transfer out to another vehicle or because the Purchaser and/or any Affiliate is expected to remain affiliated to the vehicle on more than a merely temporary basis), then the value as at the Effective Time of the assets which ignoring matters arising after Closing they would expect to be made or remain so available (the “Available Assets) (including for the avoidance of doubt, in the case of Switzerland, the Swiss Assets to the extent that they are so agreed or determined) as agreed under paragraph 4 or determined under paragraph 5 will be deducted from the value of the Transferred Employee Benefit Liabilities, and the remaining value of the Transferred Employee Benefit Liabilities (if any) is the “Employee Benefit Indemnification Amount”. The determination of the Employee Benefit Indemnification Amounts shall be carried out on a country-by-country basis and, where necessary, on a plan-by-plan basis. If any Employee Benefit Indemnification Amount is greater than the amount paid in respect of it via the Estimated Employee Benefit Adjustment (or, where no such estimate was made, greater than zero), the Seller shall pay or procure payment, by way of a reduction in the Share Consideration, an amount equal to the difference (or, where no such payment was made, such amount) to the Purchaser, or at the request of the Purchaser to an Affiliate of the Purchaser, as compensation for the Transferred Employee Benefit Liabilities. If any Employee Benefit Indemnification Amount is less than the amount paid in respect of it via the Estimated Employee Benefit Adjustment (if any), the Purchaser shall pay an amount equal to the difference to the Seller.

4.

The Seller and its Affiliates shall, within 45 days after Closing, provide its actuary, the Swiss Actuary (if relevant) and the actuary chosen by the Purchaser with all relevant plan, asset, assumptions and employee census information needed to calculate the Employee Benefit Indemnification Amounts in respect of any Transferred Employees or Delayed Employees to the extent not otherwise within the control of the Purchaser or its Affiliates. The actuary chosen by the Seller shall provide the actuary chosen by the Purchaser with its calculation of the Employee Benefit Indemnification Amounts (including, but not limited to, any supporting documentation on which it relied as well as the methodologies it employed in calculating the Employee Benefit Indemnification Amounts), on a plan-by-plan basis, within 90 days following Closing. The actuary chosen by the Purchaser shall review the calculation of the Employee Benefit Indemnification Amounts of the Seller’s actuary within 120 days following Closing. The Employee Benefit Indemnification Amounts shall be determined, on a plan-by-plan basis, by mutual agreement between the parties within 180 days following the Closing Date.

5.	If the parties cannot agree on any Employee Benefit Indemnification Amount within the 180-day period referred to in paragraph 4, the parties shall appoint within 5 days an independent actuary acceptable to both parties, or such actuary shall be selected by the President of the Institute and Faculty of Actuaries in the UK if they cannot agree, and the independent actuary thus appointed shall review their calculations and, within 75 days after appointment, render a final and binding decision on the amount of that Employee Benefit Indemnification Amount, and, in making such decision, shall be limited to adopting the position taken by either one of the parties. The cost of any independent actuary shall be borne jointly by the parties.

6.	In connection with the procedures referred to in this Schedule 9, the parties shall provide each other and the actuaries referred to in this Schedule 9 with access to the relevant business records and other relevant documents and information as may reasonably be requested. All documents, records and information provided for the purposes of this Schedule 9 must be accurate and complete in all material respects.

7.	Each payment in respect of an Employee Benefit Indemnification Amount shall be made by the Seller (by way of a reduction in the Share Consideration) within 14 days following its final determination. The Seller may make an accelerated or advance payment at its own discretion (which, for the avoidance of doubt, includes in relation to each Employee Benefit Indemnification Amount so much (if any) of the Estimated Employee Benefit Adjustment as the Seller notified pursuant to Clause 6.4 was intended to relate to that Employee Benefit Indemnification Amount). Each Employee Benefit Indemnification Amount shall include interest calculated from the Effective Time to (and including) the date of payment at a rate per annum of LIBOR (but where amounts are prepaid or paid in stages or treated as paid via inclusion in the Estimated Employee Benefit Adjustment then the interest will cease to accrue on so much of the Employee Benefit Indemnification Amount as has been paid). Such interest shall accrue from day to day. Any such payment shall be made in US dollars (and any underlying values shall be expressed in US dollars) and any currency other than US dollars shall be converted into US dollars at the exchange rates determined in accordance with Clause 1.13 of this Agreement on the Closing Date.

8.	To the extent (if any) that there are any Transferred Employee Benefit Liabilities which prior to Closing were externally funded by assets held in a trust or other vehicle established for the purposes of meeting such Transferred Employee Benefit Liabilities, the Purchaser will, if requested by the Seller before Closing (or the relevant Temporary Participation Cessation Date) and unless it is not reasonably practicable to do so, establish or nominate a trust or other vehicle which is capable of receiving a transfer of assets from the pre-Closing trust or other vehicle to the extent that such assets relate to the Transferred Employee Benefit Liabilities.

9.	If, within one year of Closing, the Seller or the Purchaser notifies the other that the membership or other benefit data (the “Data”) used for calculating any Employee Benefit Indemnification Amount may be inaccurate, other than by reason of an Excluded Matter, then a “Data Dispute” has arisen and the following provisions shall apply:

9.1	On such notification, the Seller shall procure that its actuary and the Purchaser shall procure that its actuary consult each other with a view to agreeing whether the Data is inaccurate and if so, what the accurate Data should be. If the Seller’s actuary and the Purchaser’s actuary agree that the Data is inaccurate, they will jointly certify this to be the case and advise on what the accurate Data should be. The notification is deemed to have occurred on the date of the certification.

9.2	If the Seller’s actuary and the Purchaser’s actuary fail to agree whether the Data is inaccurate within 60 days of the notification by one party to the other that the Data may be inaccurate, paragraph 5 shall apply mutatis mutandis. The notification is deemed to have occurred when the independent actuary advises that the Data is inaccurate and what the accurate Data should be.

9.3	On the occurrence of the Data Dispute, the Seller and the Purchaser shall respectively procure that a valuation of the relevant Employee Benefit Indemnification Amount is carried out in accordance with paragraphs 3 and 4 (mutatis mutandis) but on the basis of the accurate Data as agreed under paragraph 9.1 or determined under paragraph 9.2.

9.4	If as a consequence of paragraph 9.3, the Seller has paid to the Purchaser an amount which on the basis of the further valuation is not payable, such amount (the “Overpayment”) shall be repaid within 21 days of the amount of the Overpayment being agreed or determined. Any such payment shall bear interest calculated from (and including) the date the Overpayment was made to (and including) the date the payment is made in full in accordance with this paragraph 9.4 at a rate per annum of LIBOR. Such interest shall accrue from day to day.

9.5	If as a consequence of paragraph 9.3, the Seller has not paid to the Purchaser an amount which on the basis of the further valuation is payable, such amount (the “Outstanding Amount”) shall be paid within 21 days of the amount of the Outstanding Amount being agreed or determined. Any such payment shall bear interest calculated from (and including) the Closing Date to (and including) the date the payment is made in full in accordance with this paragraph 9.5 at a rate per annum of LIBOR. Such interest shall accrue from day to day.

For the purposes of this paragraph 9, the “Excluded Matters” are:

•	assets which were assumed to be Available Assets ultimately turning out not to be available to the Purchaser or its Affiliates to meet the cost of the Transferred Employee Benefit Liabilities to which they related, and

•	liabilities in respect of individuals being assumed to be Transferred Employee Benefit Liabilities but turning out not to be because the individuals leave service or crystallise benefits before the date liabilities are transferred.

10.	Except as otherwise agreed by the Seller, the Purchaser shall where a trust or other vehicle has been established under paragraph 8, procure that all of the assets transferred as envisaged by paragraph 8 are paid into such trust or other vehicle. If, after such payment or transfer, or after payment of an Employee Benefit Indemnification Amount or after making an Estimated Employee Benefit Adjustment, the Purchaser and/or its Affiliates achieves a reduction in its liability to any Tax in respect of or in connection with the payment or transfer, the Purchaser shall pay to Seller (for itself or on behalf of the relevant Share Seller or Business Seller as applicable), within 30 days after the Purchaser would otherwise have been liable to pay the saved Tax, a sum equal to the amount of that Tax reduction by way of an increase in the Share Consideration. This paragraph 10 applies for a period of four years following the later of the date on which a transfer of assets is made, or payment of any Employee Benefit Indemnification Amount or Estimated Employee Benefit Adjustment is made to the Purchaser.

11.	The Seller covenants with the Purchaser to pay to the Purchaser an amount equal to any cost, claim or liability incurred by any member of the Purchaser’s Group which it is or becomes liable to make on or at any time after Closing by reason of any change or purported change made to the terms of any Transferred Employee Benefits prior to Closing proving to be or have been legally ineffective or by reason of such terms and/or benefits failing to comply with any mandatory legal requirements (excluding any obligation to equalise guaranteed minimum pensions in the United Kingdom). The Seller shall not be liable under this paragraph 11 in respect of any individual claim (or a series of claims arising from similar or identical facts or circumstances) unless the liability in respect of such claim or series of claims exceeds US$100,000. If the Purchaser becomes aware of any fact, matter or circumstance that may give rise to a claim against the Seller under this paragraph 11, the Purchaser shall as soon as reasonably practicable give notice in writing to the Seller of such facts, matters or circumstances as are then available regarding the potential claim. Failure to give such notice within such period shall not affect the rights of the Purchaser to make a relevant claim under this paragraph 11, except that the Seller shall not be liable for any increase in the amount of such claim arising from such failure. The latest date on which the Purchaser may give notice of a claim under this paragraph 11 is the fourth anniversary of the Closing Date.

12.	Notwithstanding any general provision to the contrary in Schedule 8 and subject to being compensated in accordance with this Schedule 9, the Purchaser shall admit Transferred Employees in the United States who participated in a post-retirement medical plan immediately prior to Closing to its own post-retirement medical plan. Subject to being compensated in accordance with this Schedule 9, periods of employment with the Seller’s Group (including, without limitation, any current or former Affiliate of the Seller, to the extent previously recognised under the applicable benefit plan arrangement provided by the Seller’s Group), shall be taken into account for the purposes of determining, as applicable, the eligibility for participation, contributions, and vesting for any employee under such post-retirement medical plan.

13.

Notwithstanding any general provision to the contrary in Schedule 8, the US Transferred Employees shall, as of the Closing Date, become eligible to participate in a US tax-qualified defined contribution plan to the extent such plan is sponsored by the Purchaser or a relevant member of the Purchaser’s Group. The Purchaser agrees that it will use commercially reasonable efforts to cause such plan to accept rollovers of the account balances of the US Transferred Employees (including participant loan promissory notes) from the relevant employer’s tax-qualified retirement plans; provided that (i) the Purchaser will not be required to accept any such rollovers that might result in material liability to the Purchaser or may otherwise cause the relevant plan to cease to qualify under Section 401(a) of the Code and (ii) the Purchaser will not be required to amend any plan to permit participant loans.

14.	By way of exception to the general principle at paragraph 1, where a UK Transferred Employee who had joined service with the Seller’s Group before 1 April 2005 is made redundant within 24 months of Closing, then the Purchaser shall pay the Seller an amount equal to the cost of applying the Agreed UK Restructuring Arrangement to an employee of the employee’s actual age at the date he is made redundant, but only to so much of the employee’s benefits in a Seller’s Group plan as were accrued prior to Closing; and provided further that the Purchaser’s aggregate liability under this paragraph in respect of all such UK Transferred Employees who are so made redundant is capped at £1 million. This cost shall be calculated on a basis consistent with that which is used across the Seller’s Group retained business for internal cost-charging purposes in relation to the Agreed UK Restructuring Arrangement, and the Seller shall supply the Purchaser with such evidence as the Purchaser may reasonably require to verify that. Subject to receipt of such payment, the Seller shall apply the Agreed UK Restructuring Arrangement to the relevant employee’s Seller’s Group plan benefits. This provision shall cease to apply 24 months after Closing, whereafter the Purchaser shall procure that neither it nor its Affiliates offers or indicates the availability of the Agreed UK Restructuring Arrangement to any Transferred Employee.

15.	The parties agree that where any Transferred Employee has accrued defined contribution benefits prior to Closing in a Seller’s Group arrangement then:

15.1	the Seller shall use commercially reasonable efforts to procure the vesting of those benefits (if they would otherwise lapse as a result of Closing);

15.2	the parties shall, provided this will not impose unreasonable administrative burdens on the Purchaser’s Group, co-operate in good faith to procure a transfer of the account balances of such Transferred Employee from the Seller’s Group arrangement to a Purchaser’s Group arrangement; and

15.3	for the avoidance of doubt, the Purchaser will comply with the provisions of paragraph 6.1 of Schedule 8.

Temporary periods of participation

16.	The Seller and Purchaser may agree that an employing entity in the Purchaser’s Group shall be admitted to participate, for a temporary period with effect from Closing, in one or more Employee Benefit plans operated by a member of the Seller’s Group, or in which a member of the Seller’s Group participates.

17.	In such event, the Seller and Purchaser shall use all reasonable endeavours to enter into an agreement with the provider or board of trustees of the relevant Employee Benefit plan on such terms as the provider or board of trustees may reasonably require.

Jubilee payments

18.	For the purposes of calculating the amount of jubilee payments and long service awards falling within the definition of “Transferred Employee Benefit Liabilities” the following principles shall apply:

18.1	in relation to Employees in respect of whom each of the following applies:

(a)	liabilities to make jubilee payments or grant long service awards transfer to a member of the Purchaser’s Group by operation of law; and

(b)	the relevant member of the Purchaser’s Group replicates or will replicate the benefits which applied while they were employees of the Seller’s Group,

liabilities to make jubilee payments or grant long service awards will be treated as falling within the Transferred Employee Benefit Liabilities and shall be calculated on the basis of the benefit scales which applied while the Employees were employees of the Seller’s Group;

18.2	in relation to Employees for whom either:

(i)	liabilities to make jubilee payments or grant long service awards do not transfer by operation of law but the relevant member of the Purchaser’s Group provides or will provide replacement benefits which replicate the benefits provided by the Seller’s Group); or

(ii)	the relevant member of the Purchaser’s Group provides or will provide replacement jubilee or long service benefits but does not or will not replicate the benefits which applied while they were employees of the Seller’s Group, liabilities to make jubilee payments or grant long service awards will be treated as falling within the Transferred Employee Benefit Liabilities and shall be calculated on the basis of the benefit scales which applied while the Employees were employees of the Seller’s Group or, if less, the value of the actual benefit to be provided by the relevant members of the Purchaser’s Group.

18.3	for the avoidance of doubt, no amount will be included within “Transferred Employee Benefit Liabilities” in respect of jubilee payments or long service awards in relation to Employees for whom liabilities to make such payments or grant such awards do not transfer by operation of law and no replacement benefits are provided by any member of the Purchaser’s Group;

18.4	the Purchaser and the Seller will negotiate in good faith with a view to agreeing an appropriate and simple method in each jurisdiction for valuing jubilee payments and long service awards which are not disproportionate to the amounts of such payments but which is suitably even-handed as between the parties. Any such agreement will override the foregoing provisions of this paragraph 18 to the extent there is any inconsistency.

Schedule 10

Allocation

(Clause 3.2)

1.	The Seller and the Purchaser agree that to the extent it is necessary for Tax purposes to allocate any amount as between:

1.1	all of the Products, such amount shall be allocated for those Tax purposes as between the Products in proportions reflected as whole number percentages, to be agreed in accordance with the remaining paragraphs of this Schedule 10; or

1.2	some but not all of the Products, such amount shall be allocated for those Tax purposes as between those particular Products in accordance with the relative proportions reflected in the whole number percentages agreed in accordance with the remaining paragraphs of this Schedule 10.

2.	The Seller shall prepare, or procure the preparation of, a draft of the Allocation Statement, which shall be delivered to the Purchaser within 105 Business Days of the date of this Agreement (the “Draft Allocation Statement”).

3.	The Purchaser shall have a period of 20 Business Days (the “Review Period”) after the delivery to it of the Draft Allocation Statement to review the Draft Allocation Statement and may at any time during the Review Period request (in writing to the Seller) an adjustment to be made to any amount set out therein (an “Adjustment Request”).

4.	If no Adjustment Request is presented to the Seller within the Review Period, the Draft Allocation Statement shall be deemed to have been agreed and approved by the Seller and the Purchaser, shall be final and binding upon them and shall constitute the “Allocation Statement” for the purposes of this Agreement.

5.	If an Adjustment Request is presented to the Seller within the Review Period:

5.1	the Purchaser and the Seller shall attempt to resolve the matter in dispute between them in good faith negotiations and before the date falling 20 Business Days before Closing; and

5.2	in the event that the Purchaser and the Seller fail to agree the matter in dispute between them within 10 Business Days following delivery to the Seller of the Adjustment Request, and unless the Seller and the Purchaser agree in writing to extend the period in which they may agree such allocation (subject to such extension not falling past Closing), the matter will be referred to the Reporting Accountants, to be instructed jointly by the Purchaser and the Seller to determine the relevant allocation as soon as practicable and in any case before the date falling five Business Days before Closing.

6.	If following agreement or determination of the Allocation Statement in accordance with paragraphs 4 and 5, the consideration payable by the Purchaser under this Agreement is adjusted in accordance with any provision of this Agreement or any Ancillary Agreement:

6.1	if the adjustment of the consideration payable by the Purchaser relates specifically to one or more, but not all, of the Products, or relates to all of the Products but to some more than others, the Purchaser and the Seller shall discuss in good faith the extent to which the percentage proportion allocated to the Products shall be adjusted and the Allocation Statement shall be amended to reflect the outcome of those discussions (unless no agreement is reached, in which case paragraph 5.2 shall apply mutatis mutandis).

7.	The agreed or determined allocation set out in the Allocation Statement (as adjusted, where applicable) at Closing shall be binding on the parties and the Purchaser and the Seller, or as the case may be, the Company, the Share Seller, the relevant Business Seller and the Purchaser, shall:

7.1	not in any Tax Return, or other document or filing, or in any Tax proceeding, take a position in relation to any of the allocation set out therein which is inconsistent with the agreed or determined allocation; and

7.2	where reasonably necessary, make joint elections or otherwise cooperate in good faith to have the agreed or determined allocation respected for applicable Tax purposes by any relevant Tax Authority.

8.	For the avoidance of doubt, it is understood and agreed by the parties that any valuation of the Products used in order to determine the allocation pursuant to this Schedule 10 is not intended to be, and shall not be interpreted as, any assurance by any party as to the value of the Products (including the related assets and liabilities) being transferred.

Schedule 11

VAT

1.	VAT: Records

1.1	The Seller, the Share Seller or any Business Seller may, on or before the Closing Date, obtain a direction from the relevant Tax Authority for the retention and preservation by it of any VAT records relating to its period of ownership of the Business or the Share (as the case may be) and, where any such direction is obtained, the Seller undertakes to, or to procure that the relevant Business Seller or the Share Seller (as the case may be) will:

1.1.1	preserve the records to which that direction relates in such a manner and for such period as may be required by the direction or by Applicable Law; and

1.1.2	allow the Purchaser, upon the Purchaser giving reasonable notice, reasonable access to and copies of such records where reasonably required by the Purchaser for its Tax purposes.

1.2	If no such direction as is referred to in paragraph 1.1 above is obtained before the Closing Date and any documents in the possession or control of a member of the Seller’s Group are required by law to be preserved by the Purchaser, the Seller shall, as soon as reasonably practicable after Closing, deliver such documents to the Purchaser.

2.	VAT: Going Concern - EU Member States

2.1	The Seller and the Purchaser shall use reasonable endeavours (including, for the avoidance of doubt, the making of an election or application in respect of VAT to any Tax Authority or entering into a written agreement) to secure that, to the extent reasonably possible, the sale of all or any part of the Business, so far as carried on in the European Union, is treated as neither a supply of goods nor a supply of services for the purposes of the laws governing VAT in each relevant member state.

2.2	Each Business Seller shall have the right to seek a ruling from the relevant Tax Authority as to whether the sale of all or part of the Business, so far as carried on in the relevant member state, should be treated as neither a supply of goods nor a supply of services for the purposes of the laws governing VAT in that member state and to account for VAT (and accordingly to seek an additional payment from the Purchaser under Clause 3.3.3) in accordance with that ruling. The Seller shall not be obliged to challenge (or to procure that any relevant Business Seller challenges) that ruling unless required to do so by the Purchaser. If the Purchaser wishes to challenge, or to require the relevant Business Seller to challenge, any such ruling it may do so, provided that it bears the full cost of, and agrees to indemnify the relevant Business Seller in respect of any loss arising from or in connection with, that challenge and that such challenge shall not affect the date on which VAT must be paid to the Seller under paragraph 4 below.

2.3	Insofar as no ruling has been obtained from a relevant Tax Authority prior to Closing, the Seller shall determine in good faith if (or the extent to which) VAT is payable in respect of the sale of the Business and shall be entitled to charge (or not to charge) VAT to the Purchaser in accordance with such determination.

3.	VAT: Going Concern - non-EU Jurisdictions

3.1	To the extent that any state outside the European Union provides for relief or exemption from VAT on the transfer of a business or a company or treats such a transaction as being non-taxable for VAT purposes, the Seller and the Purchaser shall use reasonable endeavours (including, for the avoidance of doubt, the making of an election or application in respect of VAT to any Tax Authority or entering into a written agreement) to secure such relief, exemption or treatment, to the extent reasonably possible, as regards the sale of all or part of the Business (insofar as carried on in the relevant state) under this Agreement.

3.2	The relevant Business Seller shall have the right to seek a ruling from the relevant Tax Authority as to whether the sale of all or part of the Business, so far as carried on in the relevant state, is eligible for a relief or exemption or is otherwise eligible to be treated as non-taxable for the purposes of the laws governing VAT in that state and to account for VAT (and accordingly seek an additional payment from the Purchaser under Clause 3.3.3 in accordance with that ruling). The Seller shall not be obliged to challenge (or to procure then the relevant Business Seller challenges) that ruling unless required to do so by the Purchaser. If the Purchaser wishes to challenge, or to require the relevant Business Seller to challenge, any ruling it may do so, provided that it bears the full cost of, and agrees to indemnify the relevant Business Seller in respect of any loss arising from or in connection with, that challenge and that such challenge shall not affect the date on which VAT must be paid to the Seller under paragraph 4 below. Insofar as no ruling has been obtained from a relevant Tax Authority prior to Closing, the Seller shall determine in good faith if (or the extent to which) VAT is payable in respect of the sale of the Business and shall be entitled to charge (or not to charge) VAT to the Purchaser in accordance with such determination.

4.	VAT: Time, Manner and Currency of Payment

4.1	Any amounts which the Purchaser is obliged to pay to the Seller under this Agreement in respect of VAT shall be paid by the Purchaser, on its own account or on behalf of another member of the Purchaser’s Group, to the Seller or to such member of the Seller’s Group as the Seller may direct. Such amounts shall be paid in the currency in which the VAT in question must be accounted for to the relevant Tax Authority.

4.2	Subject to any provision or express agreement to the contrary, any amounts in respect of VAT payable in any jurisdiction in respect of the transfer at Closing of any of the Business shall be paid in accordance with paragraph 4.1 above at Closing against production of a valid VAT invoice (or equivalent, if any).

4.3	Notwithstanding any other provision of this Agreement, the Purchaser shall not be liable to account to the Seller or any member of the Seller’s Group for or in respect of penalties or interest arising solely from the failure of the Seller or any other member of the Seller’s Group to account promptly for VAT to the relevant Tax Authority following the Seller having been placed in the appropriate amount of funds for that purpose by the Purchaser.

Schedule 12

Closing Obligations

1.	General Obligations

1.1	The Seller’s Obligations

On Closing, the Seller shall deliver or make available to the Purchaser the following:

1.1.1	the Ancillary Agreements (other than the France SPA and the Netherlands APA and any other Ancillary Agreements that have not been agreed and are subject to Clause 5.3.2) duly executed by the relevant members of the Seller’s Group;

1.1.2	a valid power of attorney or such other evidence reasonably satisfactory to the Purchaser that the Seller, and each of its relevant Affiliates, are authorised to execute this Agreement, the Ancillary Agreements and the Local Transfer Documents (including, where relevant, any notarial deeds referred to in this Schedule 12), in each case to the extent that they are parties thereto;

1.1.3	the Certificate duly executed by the Seller;

1.1.4	a duly executed transfer in respect of the Share in favour of the Purchaser (or its Affiliate or its nominee);

1.1.5	a (i) power of attorney in the terms agreed between the Seller and the Purchaser to allow the Purchaser (or its Affiliate or its nominee) to vote the Share and (ii) letter of direction in the terms agreed between the Seller and the Purchaser to allow the Purchaser (or its Affiliate or nominee) to receive all dividends, distributions and other benefits attaching to the Share from Closing;

1.1.6	the statutory books of the Company (which shall be written up to but not including the Closing Date), the certificate of incorporation of the Company and share certificate in respect of all the issued share capital of the Company; and

1.1.7	the interim accounts of the Company as at the Closing Date (immediately prior to Closing) which reflect the Company Intra-Group Debt.

1.2	In addition, the Seller shall procure:

1.2.1	any then present directors and officers (if any) of the Company resign their offices to take effect at Closing as such and to relinquish any rights which they may have under any contract with the Company or under any statutory provisions (including any right to damages or compensation for breach of contract, loss of office, redundancy or unfair dismissal or on any other account whatsoever) and to confirm that no agreement or arrangement is outstanding under which the Company has or could have any obligation to any of them including in respect of remuneration or expenses; and

1.2.2	a board meeting of the Company is held, or written resolutions of the board are passed, at or by which:

(i)	it shall be resolved that the transfer relating to the Share shall, so far as possible, be approved for registration; and

(ii)	any person nominated by the Purchaser shall be appointed director, such appointments to take effect on Closing.

1.3	The Purchaser’s Obligations

On Closing, the Purchaser shall deliver or make available to the Seller the following:

1.3.1	the Ancillary Agreements (other than the France SPA and the Netherlands APA and any other Ancillary Agreements that have not been agreed and are subject to Clause 5.3.2) duly executed by the relevant members of the Purchaser’s Group; and

1.3.2	a valid power of attorney or such other evidence reasonably satisfactory to the Seller that the Purchaser, and each of its relevant Affiliates, are authorised to execute this Agreement and the Ancillary Agreements (as appropriate), in each case to the extent that they are parties thereto.

1.4	Discharge of the Company Intra-Group Debt

Immediately following the above, the amount held by the Seller as a result of the payment by the Purchaser pursuant to Clause 6.3.1(ii) shall be applied to the settlement by the Purchaser (as agent for the Company) of the Company Intra-Group Debt.

2.	Transfer of the Assets

2.1	General Transfer Obligations

On Closing or such other date as agreed between the parties, the Seller shall procure that the Business Sellers shall, and the Purchaser shall, take such steps as are required to transfer the Assets (save for the OBM Transferred Rights) and Assumed Liabilities not held by the Company in accordance with this Agreement. The Seller shall procure that the Business Sellers shall, and the Purchaser shall, take such steps as are required to transfer the OBM Transferred Rights at the OBM Transfer Date, provided that nothing in this Agreement shall affect each Party’s right to possess a share of the Ofatumumab Biological Materials in accordance with the terms of the Manufacturing and Supply Agreement.

Schedule 13

Not Used

Schedule 14

Warranties given under Clause 9.1

1.	Authority and Capacity

1.1	Incorporation

1.1.1	The Seller and each Business Seller is validly existing and is a company duly incorporated and registered under the law of its jurisdiction of incorporation.

1.1.2	The Company is duly incorporated, validly existing and in good standing, under the laws of its jurisdiction of organisation.

1.2	Authority to enter into Agreement

1.2.1	The Seller has the legal right and full power and authority to enter into and perform this Agreement and the Seller, the Share Seller, each Business Seller and the Company has the legal right and full power and authority to enter into and perform any other documents to be executed by it pursuant to or in connection with this Agreement.

1.2.2	The documents referred to in paragraph 1.2.1 will, when executed, constitute valid and binding obligations on the Seller, the Share Seller, each Business Seller and the Company in accordance with their respective terms.

1.2.3	Except as referred to in this Agreement the Seller:

(i)	is not required to make any announcement, consultation, notice, report or filing; and

(ii)	does not require any consent, approval, registration, authorisation or permit, in each case in connection with the performance of this Agreement or any other document referred to in paragraph 1.2.1.

1.2.4	The execution and delivery of the documents referred to in paragraph 1.2.1 and the performance by the Seller, the Share Seller, each Business Seller and the Company of their respective obligations under them, will not:

(i)	result in a breach of any provision of the memorandum or articles of association or by laws or equivalent constitutional document of the relevant member of the Seller’s Group;

(ii)	result in a breach of, or constitute a default under, any instrument or contract to which the relevant member of the Seller’s Group is party or by which the relevant member of the Seller’s Group is bound where such breach is material to their ability to perform their obligations under such documents;

(iii)	result in a breach of any existing order, judgment or decree of any court, Governmental Entity by which the relevant member of the Seller’s Group is bound and where such breach is material to their ability to perform their obligations under such documents.

1.3	Authorisation

The Seller, the Share Seller, each Business Seller and the Company has taken, or will have taken by Closing, all corporate action required by it to authorise it to enter into and to perform this Agreement, any Ancillary Agreement to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Ancillary Agreement.

2.	Warranties relating to the Business

2.1	Organisation and Standing of the Assets

2.1.1	Schedule 1 sets out a complete and accurate list of each of the Products, together with details of each Product Expansion which is a combination study and which is the subject of a phase II or later clinical trial.

2.1.2	The summary details relating to the Products set out in Schedule 1 are true and accurate.

2.2	The Assets and the Share

2.2.1	Save in relation to the Transferred Product Intellectual Property Rights either the Seller or one of the Business Sellers has good and valid title to the Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

2.2.2	GGL is the legal and beneficial owner of the Share.

2.2.3	There is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or Encumbrance or equity on, over or affecting the Share and there is no agreement or commitment to give or create any.

2.2.4	The Share has been duly authorised and validly issued and is fully paid and non-assessable. There are no options, warrants, rights, convertible, exercisable or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any member of the Seller Group is a party or by which it is bound obligating any member of the Seller Group to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into, or exercisable or exchangeable for, any capital stock of, or other equity interest in, the Company.

2.2.5	There are no outstanding Contracts to which any member of the Seller Group is a party or is otherwise bound to repurchase, redeem or otherwise acquire any shares, capital stock or other equity interest of the Company.

2.2.6	The Share is not subject to and was not issued in violation of any purchase option, call option, right of first refusal, pre-emptive right, subscription right or similar right or any provision of Applicable Law or the constitutional documents of the Company.

2.3	Key Financial Information

2.3.1	The Key Financial Information has been prepared by the Seller:

(i)	in good faith and with all due care and attention;

(ii)	in a manner applying the accounting policies and practices of the Seller’s Group on a consistent basis;

(iii)	in accordance with International Financial Reporting Standards as adopted by the European Union;

(iv)	is based on information properly extracted from the Seller’s Group accounting records without adjustment; and

(v)	having regard to the purpose for which they were prepared, the Key Financial Information presents fairly, in all material respects, the gross profit and revenue in respect of each of the Key Products.

2.4	Changes Since 31 December 2013

Except as a result of the execution and delivery of this Agreement from 31 December 2013 to the date of this Agreement:

2.4.1	the Business has been conducted in all material respects in the ordinary and usual course;

2.4.2	no member of the Seller’s Group has entered into any material contract or commitment outside the ordinary course of business in respect of the Business as conducted prior to 31 December 2013; and

2.4.3	to the Seller’s knowledge, there has been no event or circumstance arising which is reasonably likely to have had a Material Adverse Effect (as if reference in the definition of “Material Adverse Effect” to the date of this Agreement were to 31 December 2013).

3.	Intellectual Property

3.1	Part 1 of Schedule 2 sets out a complete and accurate list of each item of Registered Business Product Intellectual Property Rights, including for each such item, as applicable, (i) the identity of the record owner, (ii) the registration or application number, and (iii) the jurisdiction of issuance or registration. To the Seller’s Knowledge, all Patents forming part of Registered Business Product Intellectual Property Rights for the Key Products and all Patents forming part of Registered Licensed Product Intellectual Property Rights for the Key Products are subsisting, valid and enforceable and have not lapsed or been abandoned.

3.2

All documents and instruments necessary to maintain and preserve any extension of patent terms (including any Patent Term Extensions and Patent Term Adjustments) in relation to (i) Registered Business Product Intellectual Property Rights with respect to the Key Products; and (ii) Registered Licensed Product Intellectual Property Rights with respect to the Key Products where the Seller or its Affiliates controls prosecution and maintenance; and in each case, where such applications have a reasonable prospect of success, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Entity. For the purposes of this warranty, the Patent Term Extension application relating to patent number US7378423 shall be deemed to have a reasonable prospect of success.

3.3	Each of the patents and patent applications included in the Registered Business Product Intellectual Property Rights for the Key Products and, to the Seller’s Knowledge, in the Registered Licensed Product Intellectual Property Rights for the Key Products, correctly identifies by name each inventor thereof as determined in accordance with the Applicable Law of each jurisdiction in which such patent issued and/or patent application is pending.

3.4	All renewal, application and registry fees required for the maintenance, prosecution and enforcement of the Business Product Intellectual Property Rights relating to the Key Products have been paid.

3.5	Part 2 of Schedule 2 sets out a complete and accurate list of each material Transferred Intellectual Property Contract (excluding the OBM Intellectual Property Contracts). No member of the Seller’s Group is in default under any such Transferred Intellectual Property Contract and, to the Seller’s Knowledge, no third party is in default under any such material Transferred Intellectual Property Contract nor has the Seller nor any of its Affiliates given, or received, written notice to terminate any such Transferred Intellectual Property Contract.

3.6	The Seller and its Affiliates between them own all Business Product Intellectual Property Rights free of all Encumbrances except Permitted Encumbrances.

3.7	To the Seller’s Knowledge, the manufacture, use, research, development, marketing, distribution, and sale of the Products does not infringe or misappropriate any Intellectual Property Rights of any third party and neither the Seller nor any of its Affiliates is a party to any Proceeding (public or private) in relation to such infringement or misappropriation under which the same is alleged. Neither the Seller nor any of its Affiliates has received any written notice of such infringement or misappropriation.

3.8	To the Seller’s Knowledge, no person (including any employees and former employees of the Seller or its Affiliates) is infringing or misappropriating any Business Product Intellectual Property Rights, Registered Licensed Product Intellectual Property Rights under the Genmab Agreement, Registered Licensed Product Intellectual Property Rights under the JTI Agreement or Proprietary Information, and neither Seller nor any of its Affiliates have made any such claims against any such person nor, to the Seller’s Knowledge, is there any basis for such a claim.

3.9

The Business Product Intellectual Property Rights, the Shared Product Intellectual Property Rights and the Licensed Product Intellectual Property Rights constitute all the material Intellectual Property Rights used in the manufacture, use, research, development, marketing, distribution and sale of the Products as currently conducted by the Seller and its Affiliates on a worldwide basis, provided however that the foregoing is not a representation of non-infringement, non-misappropriation or any other non-violation of Intellectual Property Rights of any third party, which representation is solely set out in paragraph 3.7 above.

3.10	Each of the Seller and its Affiliates has taken reasonable steps to protect the confidentiality of Proprietary Information and Know-How relating to the Products.

3.11	Except to the extent the Seller is prohibited from doing so under Applicable Law, all material information relating to the COMBI-D trial has been disclosed to the Purchaser and there are no material omissions or inaccuracies in such material.

3.12	In relation to each Seller’s Intra-Group Licence Agreement being assigned under an Intellectual Property Assignment (if any), each relevant Assignor hereby represents and warrants that immediately following:

3.12.1	the Delayed Closing Date in respect of the Ukraine Business, all sub-licences of the rights granted by the licensee(s) under any such Seller’s Intra-Group Licence Agreement in respect of any Transferred Product Intellectual Property Rights that are registered or held exclusively for use in Ukraine (“Ukrainian IP Rights” for the purposes of this paragraph 3.12) shall terminate insofar as they relate to such Ukrainian IP Rights; and

3.12.2	Closing, all sub-licences of the rights granted by the licensee(s) under any such Seller’s Intra-Group Licence Agreement in respect of any Transferred Product Intellectual Property Rights other than Ukrainian IP Rights shall terminate insofar as they relate to such Transferred Product Intellectual Property Rights.

4.	Contracts

4.1	No Business Seller nor the Company is a party to or subject to any contract, transaction, arrangement, understanding or obligation (other than in relation to any property, lease, contract of employment, Information Technology or Intellectual Property Right) which is material to the manufacture, use, research, development, marketing, distribution and sale of the Products and which:

4.1.1	is not in the ordinary course of business or is unduly onerous;

4.1.2	is not on an arm’s length basis;

4.1.3	has an unexpired term or likely duration of 5 years or more;

4.1.4	restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit;

4.1.5	involves an aggregate outstanding expenditure by it of more than US$50 million, exclusive of VAT; or

4.1.6	involves the sale of goods and services, the aggregate sales value of which (exclusive of VAT) will be more than 5 per cent of turnover of the Business (exclusive of VAT) for the preceding financial year.

4.2	Save in relation to a Transferred Intellectual Property Contract, no member of the Seller’s Group is in material default under any material Contract which is relevant to the Business and to which it is party, and no third party is in material default under any material Contract which is relevant to the Business to which a member of the Seller’s Group is a party, and to the Seller’s Knowledge, there are no circumstances in either case likely to give rise to such a default.

4.3	Other than the Contracts entered into by the Company pursuant to the Pre-Closing Product Reorganisation, Transferred Contracts, Transferred Intellectual Property Contracts and Shared Business Contracts there are no other Contracts which are material to the Business.

5.	Agreements with Connected Parties

5.1	There are no existing contracts or arrangements material to the Business between, on the one hand, any Business Seller or the Company and, on the other hand, the Seller or any member of the Seller’s Group other than on normal commercial terms in the ordinary course of business.

6.	Sufficiency of Assets

6.1	Each of the Assets and the Owned Product Intellectual Property Rights is owned both legally and beneficially by a Business Seller or the Company and each of those Assets and the Owned Product Intellectual Property Rights capable of possession is, save where in the possession of third parties in the ordinary course of business, in the possession of a Business Seller or the Company.

6.2	Save for Permitted Encumbrances, no option, right to acquire, mortgage, charge, pledge, lien or other form of security or Encumbrance (excluding licences of Intellectual Property or Know-How) or equity on, over or affecting the whole or any part of the Assets or the Owned Product Intellectual Property Rights is outstanding and, save in relation to Permitted Encumbrances, there is no agreement or commitment entered into by any member of the Seller’s Group to give or create any and no claim has been made against any member of the Seller’s Group by any person entitled to any.

6.3	The Assets and the Owned Product Intellectual Property Rights, when taken together with the rights and services under the Ancillary Agreements and for the respective terms thereof:

6.3.1	comprise all of the assets required to carry out the Business in substantially the same manner as it has been during the twelve months prior to the date of this Agreement; and

6.3.2	are sufficient in all material respects to carry out the Business after Closing substantially as conducted by the Seller and its Affiliates as of the date of this Agreement,

provided however, that the foregoing is not a warranty of non-infringement, non-misappropriation or any other non-violation of Intellectual Property Rights of any third party, which warranty is solely set out in paragraph 3.7.

7.	Compliance with Laws, Permits and Anti-Bribery

7.1	Neither the Seller nor any of its Affiliates is in breach of any Applicable Law where such breach is reasonably likely to be material to the Business.

7.2	Neither the Seller nor any of its Affiliates has received any written notice from any Governmental Entity that it is not in compliance (or any warning letter that it may not be in compliance) with any Applicable Law or is not in possession of any permits, licences, certificates or other authorisations or consents of a Governmental Entity in each case as is necessary for the conduct of the Business in all material respects as presently conducted (each a “Permit” and, collectively, the “Permits”), except where such non-compliance or non-possession does not remain outstanding or uncured as of Closing or would not reasonably be expected to have a material effect on the Business.

7.3	With respect to the Business, since 1 January 2009, neither the Seller nor any of its Affiliates, nor any of their respective directors, officers or employees and, to the Seller’s Knowledge, no Seller Partner has, directly or indirectly: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action; (ii) made or offered to make any unlawful payment to any foreign or domestic government official or employee, or agent, political party or any official of such party, or political candidate from corporate funds; (iii) made or offered to make any bribe, rebate, payoff, influence payment, money laundering, kickback or other unlawful payment; or (iv) violated or is in violation of any provision of any applicable Anti-Bribery Law; and with respect to the Business, the Seller and its relevant Affiliates have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Anti-Bribery Law.

7.4	With respect to the Business, neither the Seller nor any of its Affiliates, nor any of their respective directors, officers or employees and, to the Seller’s Knowledge, no Seller Partner: (i) is currently the subject of, nor has it been since 1 January 2009, the subject of, any action alleging a violation, or possible violation, of any Anti-Bribery Law, or been since 1 January 2009, the recipient of a subpoena, letter of investigation or other document alleging a violation, or possible violation, of any Anti-Bribery Law, or (ii) has, since 1 January 2009, improperly or inaccurately recorded in any books and records (A) any payments, cash, contributions, gifts, hospitalities or entertainment to a foreign or domestic government official, employee of an enterprise owned or controlled in whole or in part by any foreign government, official of a foreign or domestic political party or campaign, or a foreign or domestic candidate for political office; or (B) other expenses related to political activity or lobbying.

7.5

With respect to the Business, since 1 January 2009, neither the Seller nor any of its Affiliates, nor any of their respective directors or officers, and, to the Seller’s Knowledge, none of their respective employees has received notice that any such person is or has been alleged to be in violation of any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or by the U.S. Department of State or equivalent measures of the United Kingdom, European Union, or the United Nations (the “Sanctions Law”). With respect to the Business, neither the Seller nor any of its Affiliates, nor any of their respective directors or officers, and, to the Seller’s Knowledge, none of their respective employees has conducted any of their business activities whatsoever with, or for the benefit of, a government, national or legal entity to the extent such actions would violate any Sanctions Law. None of the execution, delivery and performance of this Agreement and the direct or indirect use of proceeds from any transaction contemplated hereby or the fulfilment of the terms hereof will result in a violation by any person of any Sanctions Law.

7.6	Each member of the Seller’s Group, in connection with the Products, the Product Approvals, the Transferred Contracts, the Shared Business Contracts and the Transferred Intellectual Property Contracts requires its Service Providers to act in accordance with the requirements of applicable Anti-Bribery Law and uses all reasonable endeavours to procure that they do so. Each such Service Provider has in place policies, systems, controls and procedures designed to prevent, and which are reasonably expected to continue to prevent, it and its Associated Persons from violating applicable Anti-Bribery Law.

8.	Product Approvals

8.1	The Seller or one of its Affiliates is the registered holder of each of the Product Approvals. All material Product Approvals held by Seller or its Affiliates are in full force and effect. No material deficiencies have been asserted by any applicable Government Entity with respect to any Product Approval or Product Filing, nor, to the Seller’s knowledge, are there any facts or circumstances that would be likely to lead to such assertions being made.

8.2	Each Product was and is being researched, developed, manufactured, marketed or sold in all material respects in accordance with the specifications and standards contained in the relevant Product Approval and the related Marketing Authorisation Data and in accordance with Applicable Law.

8.3	Neither the Seller or any of its Affiliates has received any written notice that any Governmental Entity with jurisdiction over the Products has commenced or will commence any action: (i) to withdraw the approval of any Product or otherwise revoke or materially amend any Product Approval or Marketing Authorisation Data or (ii) enjoin production, marketing or sale of any Product and, to the Seller’s knowledge, no such action has been threatened.

8.4	All application and renewal fees due and payable with respect to all material Product Approvals have been paid.

8.5	All preclinical and clinical investigations with respect to the Products are being and have been conducted in compliance with Applicable Law in all material respects. The Seller and its Affiliates have not, and to the Seller’s Knowledge, none of its Product Partners or any other third party under any Licensed Intellectual Property Contract has received since 1 January 2009, any written notices or other correspondence from any Governmental Entity with respect to any on-going clinical or pre-clinical studies or tests of any Product requiring the termination, suspension or material modification of such studies or tests.

8.6	None of the Seller or its Affiliates or, to the Seller’s Knowledge, any Product Partner or any other third parties pursuant to any Licensed Intellectual Property Contract, has any knowledge of any adverse event, arising since the date three years prior to the date of this Agreement, reportable with respect to the safety or efficacy of any Product which is or would reasonably be expected to be material.

9.	Product Recall

No Product (or any component thereof) has been recalled, suspended, withdrawn, seized, discontinued or the subject of a refusal to file, clinical hold, deficiency or similar action letter (including any correspondence questioning data integrity) as a result of any action by any Governmental Entity, by the Seller or any of its Affiliates; nor are any such actions pending or under consideration (or any facts, conditions, or circumstance known) by the Seller or any of its Affiliates, or, to the Seller’s Knowledge, by any Governmental Entity. There is not, to the Seller’s Knowledge, pending or threatened litigation anywhere in the world seeking the recall, withdrawal, suspension, seizure or discontinuance of any of the Products.

10.	Product Liability

The Products sold by the Business during the Relevant Period have complied in all material respects with all applicable product specifications and have been Manufactured in all material respects in accordance with applicable requirements of then current GMP and any Applicable Law, except for any such non-compliance that is not, and would not reasonably be expected to have, a materially adverse impact on the relevant Product.

11.	Taxes

11.1	The Company, each Business Seller and (in either case) each Tax Group to which it belongs has, and every member of the Seller’s Group with an interest in the Business has in respect of the Business, duly, and within any appropriate time limits, filed all Tax Returns required to be filed and has maintained all records required to be maintained for tax purposes in relation to the assets comprised in the Business; all such information was and remains complete and accurate in all material respects and all such Tax Returns were complete and accurate in all material respects and were made on the proper basis.

11.2	There are no Tax liens on the Share, any Asset or any Owned Product Intellectual Property Rights comprised in the Business (other than Permitted Encumbrances).

11.3	No member of the Seller’s Group with an interest in the Business (including the Company) has received notice from a Tax Authority of, and so far as the Seller is aware, there is not any dispute or disagreement outstanding at the date of this Agreement with any Tax Authority regarding the proper method of computing the profits of the Business (or any part of it) or of the Company for Tax purposes or the proper treatment for VAT purposes of any supplies of goods or services made (or treated as made) in the course of the Business or by the Company and, so far as the Seller is aware, there are no circumstances which make it likely that any such dispute or disagreement will commence.

11.4	So far as the Seller is aware, no Tax Authority has within the past three years operated or agreed to operate any special arrangement (being an arrangement which is not based on relevant legislation or any published practice) in relation to any Assets or Owned Product Intellectual Property Rights comprised in the Business or in relation to the Company or the Share.

11.5	In respect of all documents which establish or are necessary to establish the title of the relevant member of the Seller’s Group to the Share and to each material asset comprised in the Business, or by virtue of which the relevant member of the Seller’s Group has any right in respect of each such asset, all applicable stamp duties, transfer taxes, registration charges or similar duties or charges have been duly paid.

12.	Employees

12.1	The Disclosure Letter contains a true, complete and correct list of the following information in respect of each Employee as of 31 March 2014 (organised by country): (A) employee identification details; (B) date of birth; (C) employment status (part-time or full-time); (D) employment start date; (E) base salary; (F) target annual incentive for 2014 (and actual bonus for 2013); and (G) target long-term incentive for 2014 (and actual long-term incentive for 2013).

12.2	In each of the Material Employee Jurisdictions except as would not be reasonably expected to have a Material Adverse Effect:

12.2.1	as of the date of this Agreement there is not, and in the two years prior to the date of this Agreement there has not been, nor to the Seller’s Knowledge is there pending or threatened, any labour strike, dispute, work stoppage or lockout by any group of Employees;

12.2.2	no trade union or works council is recognised in any way for bargaining, information or consultation purposes in relation to any of the Employees and no collective bargaining negotiations, whether voluntary or mandatory, are currently taking place with respect to any of the Employees and, as of the date of this Agreement, no Business Seller is a party to any agreement (whether legally binding or not) with any trade union or works council affecting any Employee and there is no existing dispute with any such representative body (or, to the Seller’s Knowledge, pending or threatened) in relation to the Business;

12.2.3	there is no material litigation, claim or other dispute existing, nor, to the Seller’s Knowledge, pending or threatened by or in respect of any Employees in respect of their employment or any matter arising from their employment; and

12.2.4	no Business Seller has, within the 2 years prior to the date of this Agreement, closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or similar programme in each case in violation of the WARN Act, nor has any Business Seller announced any such action or programme for the future.

12.3	No Key Personnel has given notice terminating his or her contract of employment, nor is under notice of dismissal.

12.4	The severance costs disclosed in the Data Room at document 2.2.1.11 represent the Seller’s estimation, calculated in good faith, of the indicative severance cost for a full-time employee at middle-management level in each of the countries listed therein.

12.5	Since 31 December 2013, no material change has been made, announced or proposed to the emoluments or other terms of employment of any Employee, and no such change, and no negotiation or request for such a change, is due or expected within 12 months from the date of this Agreement, and the employing company is under no obligation to make such a change (with or without retrospective operation) other than any arrangement relating to the share-based incentive schemes of the Seller’s Group pursuant to paragraph 10 of Schedule 8.

12.6	The Company has no employees and has never had any, and nor has it ever entered into any service contract or similar arrangements (whether formal or otherwise) with any person.

13.	Employee Benefits

13.1	The Disclosure Letter contains a true, complete and correct list of all bonus, staff incentives (including any share-based incentive schemes), redundancy or other benefits payable on termination of employment (whether voluntary or involuntary but excluding arrangements required in accordance with Applicable Law), ill-health, Employee Benefits or other benefits which are the material benefits available to the Employees in the Material Employee Jurisdictions. To the Seller’s Knowledge, other than any arrangement relating to the share-based incentive schemes of the Seller’s Group pursuant to paragraph 10 of Schedule 8, no Business Seller has made any promises or commitments to make available any additional benefits to the Employees in the Material Employee Jurisdictions, or to modify or change in any material way any existing benefits in the Material Employee Jurisdictions, or to continue or maintain the level of any existing benefits generally for any period, which in each case could reasonably be expected to have a Material Adverse Effect.

13.2	The Disclosure Letter contains true and complete copies of all documents of any written benefit schemes, plans or arrangements referred to in paragraph 13.1 above applicable to Employees in the Material Employee Jurisdictions containing material terms (including governing documents, and for benefit plans that are not share-based incentive schemes, related trust agreements or other funding documents) and a true, complete and correct summary of the material terms of any unwritten benefit schemes, plans or arrangements referred to in paragraph 13.1 above.

13.3	Benefit Plans

13.3.1

In the Material Employee Jurisdictions, all benefit and compensation schemes, plans, funds, contracts, policies, agreements or arrangements (other than the US Benefit Plans and any schemes, plans, funds, contracts, policies, agreements or arrangements operated by any Governmental Entity) (A) operated by or on behalf of a Business Seller, with respect to Employees, (B) in respect of which any Business Seller, with respect to Employees, the

Seller or any member of the Seller’s Group contributes or has contributed or (C) in respect of which any Business Seller, with respect to Employees, has any liability (whether actual or contingent), including, but not limited to, plans providing Employee Benefits or during periods of sickness or disablement, or any deferred or incentive compensation, welfare, healthcare, medical, stock or stock-related award plans, including individual pension commitments, “jubilee” pension benefits and retirement and termination indemnity arrangements, and in relation to Switzerland, all plans, funds, contracts, policies, agreements or arrangements providing pension or other benefits on retirement (such schemes, plans, funds, contracts, policies, agreements and arrangements hereinafter being referred to as “Non-US Benefit Plans”) and the US Benefit Plans have been administered in accordance with their terms and are in compliance with Applicable Law, except for any failures to so administer or be in compliance that, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect. All required filings for all Benefit Plans have been made on time and with the appropriate Governmental Entity, except for any failures to timely file that, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement there is no existing, pending or, to the Seller’s Knowledge, threatened material litigation, claim or other dispute relating to Benefit Plans.

13.3.2	The Business Sellers, with respect to Employees in each Material Employee Jurisdiction, (A) are in material compliance with all Applicable Law respecting employment, employment practices, terms and conditions of employment, occupational health, safety, wages and hours, (B) have withheld all amounts required by Applicable Law, collective bargaining agreements or the Benefit Plans to be withheld from the wages, salaries or other payments to the Employees, (C) in respect of the Employees, are not liable under any applicable provisions of the Benefit Plans and any Applicable Law for any arrears, wages, Taxes, other than payments not yet due, or any penalty for failure to comply with the foregoing and (D) are not liable under any applicable provisions of the Benefit Plans and any Applicable Law for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, workers compensation, social security or other benefits for Employees, other than payments not yet due, except, in each case, for any failures to comply, failures to withhold or liabilities that, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

13.3.3	All material contributions that the Business Sellers, with respect to Employees in a Material Employee Jurisdiction, and Switzerland, are required to make to any Benefit Plan in respect of the period on or before the date of this Agreement have been fully and timely paid when due.

13.4	The Company has never established, sponsored, participated in or contributed to any arrangement or agreed to do so for providing pensions or other benefits on, or in anticipation of, the retirement, death, accident or sickness of any current or former director or employee of any company.

14.	Litigation

14.1	No Business Seller nor the Company is involved whether as claimant or defendant or other party in any claim or Proceeding (other than as claimant in the collection of debts arising in the ordinary course of its business none of which exceeds US$5 million) which is material to the Business or a Key Product.

14.2	To the Seller’s Knowledge, no such claim or Proceeding of material importance is pending or threatened by or against any Business Seller or the Company.

15.	Insolvency

15.1	No order has been made and no resolution has been passed for the winding up of any Business Seller, the Share Seller or the Company or for the appointment of any administrator, receiver (including administrative receiver) or liquidator (provisional or otherwise) over the whole or any part of the property, assets and/or undertaking of any Business Seller, the Share Seller or the Company.

15.2	No petition has been presented or meeting convened for the purpose of considering a resolution or resolution circulated for the winding up of any Business Seller, the Share Seller or the Company, or for the appointment of any administrator, receiver (including administrative receiver) or liquidator (provisional or otherwise) over the whole or any part of the property, assets and/or undertaking of any Business Seller, the Share Seller or the Company.

15.3	Each of the Business Sellers, the Share Seller and the Company has not stopped payment or suspended payment of its debts generally, is not insolvent or deemed unable to pay its debts as they fall due.

16.	Insurance

All material insurance policies relating to the Business are in full force and effect and, to the Seller’s Knowledge, no notice of cancellation, termination or default has been received with respect to any such insurance policy. All premiums due and payable on such policies covering periods up to Closing have been paid in full or accrued.

17.	Consents and Licences

17.1	All governmental and quasi-governmental licences, consents, permissions, waivers, exceptions and approvals required for carrying on the Business, the absence of which, individually or in the aggregate, would be material to the Business, are in force and, to the Seller’s Knowledge, no written notice has been received by the Seller or any member of the Seller’s Group which indicates that any such licence, consent, permission, waiver, exception or approval is likely to be revoked or which may confer a right of revocation.

18.	Delinquent and Wrongful Acts

18.1	To the Seller’s Knowledge, no member of the Seller’s Group has, during the Relevant Period, committed any criminal or illegal act which relates to the Business.

18.2	No member of the Seller’s Group has, during the Relevant Period, received notification that any investigation or inquiry is being or has been conducted by any supranational, national or local authority or governmental agency specifically related to the Business, which is material in respect of the Business.

19.	Compliance

19.1	No member of the Seller’s Group has received in the Relevant Period any written notification or written claim (in each case, which remains outstanding) that it has conducted the Business with respect to the research, development, manufacturing, distribution and sale of the Products in a manner which does not in any respect comply with all Applicable Law, or which in any respect is defective or dangerous, where the pursuit of any such notification or claim is, or would reasonably be expected to be, material in respect of the Business or any of the Key Products.

19.2	So far as the Seller is aware, the Business has, and has during the Relevant Period been, operated in all material respects in compliance with all Applicable Law or standards and to the Seller’s Knowledge there are no circumstances that could involve or lead to a material violation of any material Applicable Laws or standards.

20.	Pipeline Products

20.1	The information set out in Schedule 1 with respect to the Product Expansions is true and accurate.

20.2	The Seller or one of its Affiliates is the registered holder of each of the Product Expansion Applications, and each Product Expansion Application can be transferred to the Purchaser (or another member of the Purchaser’s Group) regardless as to whether such transfer occurs directly (whether by way of transfer, reissuance or any other equivalent mechanism under Applicable Law of the relevant jurisdiction) or indirectly (through the transfer to a member of the Purchaser Group).

20.3	All development activities in relation to the Product Expansions have been conducted in the ordinary course and in accordance with Applicable Law and standards and to the Seller’s Knowledge there are no circumstances relating to the development of the Product Expansions that could involve or lead to a material violation of any material Applicable Law or standards.

20.4	No material regulatory, clinical or safety event has occurred in relation to the Products and no member of the Seller’s Group has received any notification or claim from any person of any such event (or the possibility of any such event).

21.	Manufacturing Licences and Manufacture

21.1	All Manufacturing Licences which are material to the manufacture of the Products, are in effect and are validly held by a member of the Seller’s Group and during the Relevant Period, to the Seller’s Knowledge, no member of the Seller’s Group has received any written notice of any suit, action or proceeding regarding the revocation or modification of any such Manufacturing Licence.

21.2	No directive, order or notice has been given to the Seller or any member of the Seller’s Group by any relevant regulatory authority to update, modify, amend, vary, supplement or delete any process and/or methodology relevant to the manufacture of any Product and, so far as the Seller is aware, no such directive, order or notice is pending.

22.	The Company

22.1	The Company does not have outstanding any borrowing or indebtedness with any person who is not a member of the Seller’s Group.

22.2	The Company does not have any derivative, hedging or swap arrangements or contracts or anything similar in nature to such documentation.

Schedule 15

Warranties given by the Purchaser under Clause 9.3

1.	Authority and Capacity

1.1	Incorporation

The Purchaser is validly existing and is a company duly incorporated and registered under the law of its jurisdiction of incorporation.

1.2	Authority to enter into Agreement

1.2.1	The Purchaser has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

1.2.2	The documents referred to in paragraph 1.2.1 will, when executed, constitute valid and binding obligations on the Purchaser in accordance with their respective terms.

1.2.3	Except as referred to in this Agreement, the Purchaser:

(i)	is not required to make any announcement, consultation, notice, report or filing; and

(ii)	does not require any consent, approval, registration, authorisation or permit,

in each case in connection with the performance of this Agreement or any other document referred to in paragraph 1.2.1.

1.2.4	The execution and delivery of the documents referred to in paragraph 1.2.1 and the performance by the Purchaser and each member of its Group of their respective obligations under them, will not:

(i)	result in a breach of any provision of the memorandum or articles of association or by laws or equivalent constitutional document of the relevant member of the Purchaser’s Group;

(ii)	result in a breach of, or constitute a default under, any instrument or contract to which the relevant member of the Purchaser’s Group is party or by which the relevant member of the Purchaser’s Group is bound where such breach is material to their ability to perform their obligations under such documents;

(iii)	result in a breach of any existing order, judgment or decree of any court, Governmental Entity by which the relevant member of the Purchaser’s Group is bound and where such breach is material to their ability to perform their obligations under such documents.

1.3	Authorisation

The Purchaser has taken, or will have taken by Closing, all corporate action required by it to authorise it to enter into and to perform this Agreement, any Ancillary Agreement to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Ancillary Agreement.

Schedule 16

Certificate

(Clause 4.4)

To: Novartis AG

[Date]

Certificate

This Certificate is issued in accordance with Clause 4.4.1(iii)(b) and paragraph 1.1.3 of Schedule 12 of the sale and purchase agreement between Novartis AG and GlaxoSmithKline plc dated 22 April 2014 (as amended) (the “Agreement”). Unless otherwise defined, capitalised words used in this Certificate shall have the meanings given to them in the Agreement.

We confirm that:

1.	no Material Adverse Effect has occurred between the date of the Agreement and the date of this Certificate;

2.	having made due and careful enquiry, we are not aware of any breach or breaches of Clause 9.1 which alone or together give rise to a Material Adverse Effect; and

[either]

3.	having made due and careful enquiry, we are not aware of any breach or breaches of the Seller’s Warranties that would have occurred and that would, alone or together, have given rise to a Material Adverse Effect had the Seller’s Warranties been repeated immediately before Closing by reference to the facts, circumstances and knowledge then existing as if references in the Seller’s Warranties to the date of this Agreement were references to the Closing Date.

[or]

3.	having made due and careful enquiry, we are aware of the following material breaches of the Seller’s Warranties that would, alone or together, be material and have occurred had the Seller’s Warranties been repeated immediately before Closing by reference to the facts, circumstances and knowledge then existing as if references in the Seller’s Warranties to the date of this Agreement were references to the Closing Date.

[description of material breaches.]

For and on behalf of GlaxoSmithKline plc

Schedule 17

Key Study Plans

[***]

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Schedule 18

Pre-Closing Product Reorganisation

Part 1 Description of the Pre-Closing Product Reorganisation

1.	For the purposes of this Schedule:

“Category 1A Assets” means:

(i)	all the Transferred Product Intellectual Property Rights which are owned directly by GIPL and relate to Votrient (including the right to call for full legal title to such Transferred Product Intellectual Property Rights for no consideration), other than legal title to such Transferred Intellectual Property Rights; and

(ii)	for so long as the Votrient LLC Licence remains in force, the licensed interest in all Transferred Product Intellectual Property Rights licensed under the Votrient LLC Licence,

and which for the avoidance of doubt shall not include any Transferred Intellectual Property Contracts but shall, for the purposes of steps 9 to 12, include any Category 2 Assets which have merged by operation of law with those Transferred Product Intellectual Property Rights following Step 6;

“Category 1B Assets” means:

(i)	all the Transferred Product Intellectual Property Rights which are owned directly by SB Cork and relate to Tykerb (including the right to call for full legal title to such Transferred Product Intellectual Property Rights for no consideration), other than legal title to such Transferred Product Intellectual Property Rights; and

(ii)	for so long as the Tykerb LLC Licence remains in force, the licensed interest in all the Transferred Product Intellectual Property Rights licensed under the Tykerb LLC Licence,

and which for the avoidance of doubt shall not include any Transferred Intellectual Property Contracts but shall, for the purposes of steps 9 to 12, include any Category 2 Assets which have merged by operation of law with those Transferred Product Intellectual Property Rights following Step 6;

“Category 2 Assets” means full legal and beneficial economic ownership of all the Transferred Product Intellectual Property Rights, other than the Category 1A Assets and Category 1B Assets, that relate to Votrient or Tykerb and are owned by GSK LLC, SB Cork, GIPL, GlaxoSmithKline Inc, GlaxoSmithKline K.K, SmithKline Beecham Limited, GlaxoSmithKline GMBH & CO. KG, GlaxoSmithKline BRASIL LIMITADA, GlaxoSmithKline Korea Limited, GlaxoSmithKline EOOD, GlaxoSmithKline D.O.O., GlaxoSmithKline OY, Groupe GlaxoSmithKline S.A.S., GlaxoSmithKline Medical And Healthcare Products Limited, GlaxoSmithKline S.P.A., GlaxoSmithKline Slovakia S.R.O., GlaxoSmithKline Holding AS or GGL and which for the avoidance of doubt shall not include any Transferred Intellectual Property Contracts;

“Company” means Leo Osprey Limited, a company incorporated in England and Wales on 16 April 2014 under company number 9000270, whose registered office is 980 Great West Road, Brentford, TW8 9GS, United Kingdom, which has an issued share capital of one share of £1 and whose sole shareholder is Glaxo Group Limited;

“Company Intra-Group Debt” means all sums owed by the Company to GlaxoSmithKline Finance plc at the Closing Date (immediately prior to Closing) as shall be notified by the Seller to the Purchaser in accordance with Clause 6.3.2;

“Company Tax Indemnity” means the deed of tax covenant relating to the Company, in the Agreed Terms;

“Direct Indemnity” means the deed of covenant directly in favour of the Company in the form of Clause 2.3.6 of this Agreement and of the Company Tax Indemnity, mutatis mutandis, in the Agreed Terms;

“GFplc” means GlaxoSmithKline Finance plc;

“GGL” means Glaxo Group Limited;

“GIPL” means GlaxoSmithKline Intellectual Property Limited;

“GIPL B Share” means one share in GIPL carrying a right to a preferential special dividend by GIPL of the Category 1A Assets, whereupon the GIPL B Share shall convert into a deferred share having no voting rights and economic rights typical of deferred shares created in a B share scheme implemented by an English public limited company;

“GIPL Estimated Value” means £2,934,000,000;

“GSKHIL” means GlaxoSmithKline Holdings (Ireland) Limited;

“GSKHIL B Share” means one share in GSKHIL carrying a right to a preferential dividend by GSKHIL of the Category 1B Assets, whereupon the GSKHIL B Share shall convert into a deferred share having no voting rights and economic rights typical of deferred shares created in a B share scheme implemented by an English public limited company;

“GSKHIL Estimated Value” means £147,000,000;

“GSK LLC” means GlaxoSmithKline LLC;

“Purchaser Tax Indemnity” means the deed of tax covenant relating to the Purchaser’s Group, in the Agreed Terms;

“SB Cork” means SmithKline Beecham (Cork) Limited;

“Setfirst” means Setfirst Limited;

“Share” means the entire issued share capital of the Company;

“Tykerb LLC Licence” means the licence agreement dated 1 January 2004 between GSK LLC and SB Cork relating to Tykerb (as amended from time to time); and

“Votrient LLC Licence” means the licence agreement dated 1 July 2008 between GSK LLC and GIPL relating to Votrient (as amended from time to time).

2.	Subject to paragraphs 3 and 4 below, and to Part 4 of this Schedule, the Pre-Closing Product Reorganisation shall consist of all of the following steps.

2.1	The Seller shall procure that the following steps are taken in the order set out below.

Preliminary step(s)

(A)	Any steps necessary to procure that GGL has full legal and beneficial ownership of the Share.

Step 1

(B)	The Company shall receive funding sufficient to carry out Step 3 and Step 3A in the form of (i) an intra-group interest-bearing loan from GFplc on terms standard within the Seller’s Group, and (ii) a subscription for ordinary shares by GGL.

(C)	GFplc shall provide the Company with an interest-bearing on demand loan facility (which shall terminate at Closing) on terms standard within the Seller’s Group, under which the Company can draw down any further funds it requires to pay any purchase price adjustment on the GIPL B Share or the GSKHIL B Share, as required under paragraph (F)(ii) or (I)(ii) below.

The loans referred to in paragraphs (B)(i) and (C) shall take the form of a single facility.

Step 2

(D)	GIPL shall reclassify one ordinary share in its capital, held by GGL, as the GIPL B Share.

Step 3

(E)	Promptly after completion of Step 2, the Company shall purchase the GIPL B Share from GGL for consideration reflecting the percentage allocated to Votrient in accordance with Schedule 10 less the fair market value of (i) all the royalty rights in respect of Votrient which are held by members of the Seller’s Group other than the Company and (ii) any Transferred Intellectual Property Contracts to the extent relating to Votrient, as at Closing (the “GIPL Agreed Value”).

(F)	The sale terms in respect of the sale and purchase of the GIPL B Share shall provide that:

(i)	the GIPL B Share shall be transferred to the Company for the GIPL Estimated Value; and

(ii)	as soon as reasonably practicable after the GIPL Agreed Value has been agreed or determined pursuant to Schedule 10, the Company or GGL shall pay the other an amount equal to the difference between the GIPL Agreed Value and the GIPL Estimated Value, as appropriate, to ensure that the total amount paid for the GIPL B Share is equal to the GIPL Agreed Value.

(G)	The Seller shall procure that, at the Seller’s cost (such that, if any such costs are paid by the Purchaser, the Seller shall reimburse the Purchaser for the amount of such costs): (i) all steps are taken which are necessary to pay any stamp duty and/or stamp duty reserve tax in respect of the sale of the GIPL B Share under this Step 3, and (ii) the GIPL B Share is registered in the name of the Company.

The Company shall subsequently (but before Step 4) enter into arrangements with another member of the Seller’s Group for the exploitation and management of any intellectual property that it may come to hold (the “Exploitation Arrangements”). The material terms of the Exploitation Arrangements will be provided to the Purchaser in advance in the form of summaries.

Step 3A

(H)	Promptly after completion of Step 2, the Company shall purchase the GSKHIL B Share from Setfirst for consideration reflecting the percentage allocated to Tykerb in accordance with Schedule 10 less the fair market value of (i) all the royalty rights in respect of Tykerb which are held by members of the Seller’s Group other than the Company and (ii) any Transferred Intellectual Property Contracts to the extent relating to Tykerb, as at Closing (the “GSKHIL Agreed Value”). At the time at which the Company acquires the GSKHIL B Share, a wholly-owned subsidiary of GSKHIL will hold all of the Category 1B Assets. Full beneficial and economic ownership of the Category 1B Assets will be transferred to GSKHIL by its wholly-owned subsidiary by way of dividend.

(I)	The sale terms in respect of the sale and purchase of the GSKHIL B Share shall provide that:

(iii)	the GSKHIL B Share shall be transferred to the Company for the GSKHIL Estimated Value; and

(iv)	as soon as reasonably practicable after the GSKHIL Agreed Value has been agreed or determined pursuant to Schedule 10, the Company or GSKHIL shall pay the other an amount equal to the difference between the GSKHIL Agreed Value and the GSKHIL Estimated Value, as appropriate, to ensure that the total amount paid for the GSKHIL B Share is equal to the GSKHIL Agreed Value.

(J)	The Seller shall procure that, at the Seller’s cost (such that, if any such costs are paid by the Purchaser, the Seller shall reimburse the Purchaser for the amount of such costs): (i) all steps are taken which are necessary to pay any stamp duty and/or stamp duty reserve tax in respect of the sale of the GSKHIL B Share under this Step 3, and (ii) the GSKHIL B Share is registered in the name of the Company.

Step 4

(K)	After completion of Step 3, GIPL shall declare a special dividend of the Category 1A Assets on the GIPL B Share and full beneficial and economic ownership of the Category 1A Assets shall be assigned to the Company (the “GIPL Distribution”). GIPL shall not carry out a capital reduction in connection with such special dividend. The assignment of the Category 1A Assets will become effective at exactly the same time as the assignment of the Category 1B Assets under Step 4A.

Step 4A

(L)	On 29 August 2014, GSKHIL shall become resident solely in the UK for UK Tax purposes and shall thereafter remain solely resident in the UK for UK Tax purposes until at least Closing.

(M)	After having become resident in the UK for Tax purposes in accordance with paragraph (L) above, GSKHIL shall:

(i)	carry out a reduction of capital in order to create distributable reserves; and

(ii)	declare a special dividend of the Category 1B Assets on the GSKHIL B Share, to be paid solely out of profits available for distribution at the time the dividend is paid that arose on or after the Company’s acquisition of the GSKHIL B Share, and full beneficial and economic ownership of the Category 1B Assets shall be assigned to the Company (the “GSKHIL Distribution”). The assignment of the Category 1B Assets will become effective at exactly the same time as the assignment of the Category 1A Assets under Step 4.

2.2	After Step 4 and Step 4A and on or before the Business Day before Closing, the Seller shall procure that the following steps are taken.

Step 5

(A)	The Company shall sell the GIPL B Share for a nominal amount to a company that is UK resident for UK Tax purposes and is in the same group (within the meaning of section 170 of the Taxation of Chargeable Gains Act 1992) as the Company.

(B)	The Company shall exercise its rights under the Transferred Product Intellectual Property Rights falling with limb (i) of the definition of “Category 1A Assets” to procure that registered legal title to the Category 1A Assets is transferred to the Company for no consideration. If all Third Party Consents relevant to any particular Category 1A Asset are not obtained, that Category 1A Asset shall be treated in accordance with paragraph 2.5 below.

Step 5A

(C)	The Company shall sell the GSKHIL B Share for a nominal amount to a company that is UK resident for UK Tax purposes and is in the same group

(within the meaning of section 170 of the Taxation of Chargeable Gains Act 1992) as the Company.

(D)	The Company shall exercise its rights under the Transferred Product Intellectual Property Rights falling with limb (i) of the definition of “Category 1B Assets” to procure that registered legal title to the Category 1B Assets is transferred to the Company for no consideration. If all Third Party Consents relevant to any particular Category 1B Asset are not obtained, that Category 1B Asset shall be treated in accordance with paragraph 2.5 below.

2.3	After completion of Step 5 and Step 5A and before the Closing Date the Seller shall procure the following actions are taken:

Step 6A

(A)	The Company shall transfer full beneficial and economic ownership of the Category 1A Assets and the Category 1B Assets, insofar as each of them relate to Ukraine, to GGL.

2.4	After completion of Step 6A and on or before 00:01 (GMT) on the Closing Date the Seller shall procure the following actions are taken.

Step 6B

(A)	The Company shall acquire the Category 2 Assets, except insofar as such Category 2 Assets relate to the Ukraine, from the relevant members of the Seller’s Group, either: (i) for consideration in cash reflecting, in respect of each Category 2 Asset, the percentage allocated to the Product to which that Category 2 Asset is attributable in accordance with Schedule 10 less that part attributable to that Product other than that Category 2 Asset; or (ii) to the extent that particular Category 2 Asset represents bare legal title and carries no rights to royalties, for no consideration. If all Third Party Consents relevant to any particular Category 2 Asset are not obtained, that Category 2 Asset shall be treated in accordance with paragraph 2.5 below.

(B)	In order to acquire the Category 2 Assets, the Company shall be funded in the form of (i) an intra-group interest-bearing loan from GFplc on terms standard within the Seller’s Group, (ii) an ordinary share subscription from GGL, or (iii) a combination of both.

(C)	GSK LLC shall transfer its rights in the Category 2 Assets, insofar as they relate to Ukraine, to GGL.

2.5	If a Third Party Consent has not been obtained in respect of any Category 1A Asset, Category 1B Asset or Category 2 Asset before the date on which Step 5 takes effect:

(A)	the legal title in the relevant Category 1A Asset, Category 1B Asset or Category 2 Asset affected by the Third Party Consent shall not be transferred to the Company pursuant to Step 5, Step 5A or Step 6; and

(B)	the relevant Category 1A Asset, Category 1B Asset or Category 2 Asset affected by the Third Party Consent will be dealt with in accordance with paragraphs 4 to 6 of Schedule 7.

2.6	After completion of Step 6, the Votrient LLC Licence and the Tykerb LLC Licence shall terminate in so far as such licences relate to Business Product Intellectual Property Rights owned by or transferred to the Company. In the event that such termination does not terminate the Tykerb LLC Licence and the Votrient LLC Licence entirely, the licensee interest in the Votrient LLC Licence and the licensee interest in the Tykerb LLC Licence shall then be assigned by the Company to another member of the Seller’s Group.

Step 7

(A)	The Company shall:

(i)	pay to GFplc an amount equal to the sum of any after-Tax profits generated in respect of the Category 1A Assets since the GIPL Distribution and any after-Tax profits generated in respect of the Category 1B Assets since the GSKHIL Distribution to partly discharge the debt owed by the Company to GFplc; and

(ii)	sell to another member of the Seller’s Group any rights to receive future adjustment payments under the Exploitation Arrangements in respect of the use of its assets prior to Closing, in consideration of the payment of £1 and the assumption of any obligations to make payments in respect of the use of such assets prior to Closing.

2.7	On:

(A)	the day before Closing, the Seller shall procure that the then current accounting period of the Company is terminated on that day; and

(B)	the Closing Date but prior to Closing, the Company Intra-Group Debt shall be refinanced into interest-free debts denominated in US dollars in accordance with Clause 6.3.2.

Step 8(a)

2.8	On Closing:

(A)	the Seller shall procure that GGL will sell; and

(B)	the Purchaser shall purchase, or shall procure that a member of the Purchaser Group, will purchase,

the Share in accordance with the terms of this Agreement (and whichever member of the Purchaser’s Group acquires the Share shall be the “Novartis Purchaser” for the purposes of this Schedule).

2.9	On Closing, the Purchaser shall procure that the Company will discharge the Company Intra-Group Debt.

Step 8(b)

2.10	For the purpose of discharging the Company Intra-Group Debt in paragraph 2.9, the Company shall receive funding in the form of: (i) a loan from a member of the Purchaser’s Group; (ii) a subscription for ordinary shares in the Company by the Novartis Purchaser; or (iii) a combination of both. Subject to those constraints, the Purchaser shall be free to decide the form in which this funding is provided to the Company at Closing.

Step 9

2.11	Within four weeks after Closing, the relevant member of the Purchaser’s Group shall waive or convert into ordinary shares in the Company any loan provided to the Company under paragraph 2.10, which step may be preceded by a transfer of such loan within the Purchaser’s Group. The loan may be converted into ordinary shares (rather than being waived) only if the Novartis Purchaser is the creditor under the loan at the time of such conversion.

Step 10

2.12	By the later of (a) four weeks after Closing and (b) two weeks after the Seller provides any material which it is required to provide under paragraph 3, the Company shall effect a reduction of share capital using the method prescribed in sections 642-644 of the Companies Act 2006 (reduction of share capital supported by solvency statement) to create an amount of additional distributable reserves at least sufficient for it to distribute the Category 1A Assets and the Category 1B Assets. Prior to Closing, the Seller shall enter into the Direct Indemnity.

Step 11

2.13	By the later of (a) four weeks after Closing and (b) two weeks after the Seller provides any material which it is required to provide under paragraph 3, the Company shall declare a distribution in specie of the Category 1A Assets and the Category 1B Assets and accordingly transfer the Category 1A Assets and the Category 1B Assets to the Novartis Purchaser.

Step 12

2.14	By the later of (a) six weeks after Closing and (b) four weeks after the Seller provides any material which it is required to provide under paragraph 3, and to the extent only that the Category 2 Assets continue to have an existence separate to that of the Category 1A Assets and the Category 1B Assets following Step 6, the Company shall either:

(A)	sell the Category 2 Assets to the Novartis Purchaser for consideration in cash or one or more debt instruments reflecting, in respect of each Category 2 Asset, the percentage allocated to that Category 2 Asset in accordance with Schedule 10; or

(B)	declare a distribution in specie of the Category 2 Assets and transfer the Category 2 Assets to the Novartis Purchaser.

Step 13

At the Delayed Closing Date in respect of the Ukraine Business, GGL shall transfer its rights in the Category 1A Assets and the Category 1B Assets, insofar as they relate to Ukraine, to Novartis Pharma AG or its designee for nominal consideration.

3.	The parties shall co-operate in good faith, and the Seller shall provide any assistance reasonably requested by the Purchaser, in connection with the implementation of any of Steps 9 to 12. In particular, the parties shall consult before Closing on whether any interim accounts or other material are required to support the reduction of capital at Step 10 and/or the distribution in specie at Step 11. If the Purchaser considers (acting reasonably and in good faith) that any such material is required, and notifies the Seller of this, then the Seller shall, at its own cost, procure the preparation of this material, with the input and cooperation of the Purchaser, by the later of (a) thirty Business Days after receipt of such notice and (b) ten Business Days before Closing.

4.	The Seller may notify the Purchaser in writing, at any time up to five Business Days before Closing, that the Seller no longer wishes to proceed with the Pre-Closing Product Reorganisation set out in this Schedule. If the Seller notifies the Purchaser to this effect, then:

(A)	the Seller shall not be entitled to sell the Share to the Purchaser at Closing; and

(B)	the Seller shall reimburse the whole of any reasonable out of pocket costs and expenses incurred by the Purchaser and/or any other member of the Purchaser’s Group in connection with their assessment of the Pre-Closing Product Reorganisation or with any preparation undertaken for Steps 8 to 12 (to the extent that those costs and expenses would not have been incurred had the sale and purchase of the Category 1A Assets, the Category 1B Assets and the Category 2 Assets always been structured as a direct sale of those assets from a member of the Seller’s Group to a member of the Purchaser’s Group).

5.	The Seller acknowledges that any decision to proceed with Steps 9 to 12 shall be a matter for the Purchaser and for the then directors of the Company, and that neither the Purchaser nor the Company shall be under any obligation to implement all or any of those steps.

Part 2 Seller undertakings

1.	The Seller undertakes to procure that, between the date of this Agreement and Closing:

(A)	the Company will not acquire any assets which are not the Category 1A Assets, Category 1B Assets, Category 2 Assets or assets arising under or pursuant to the Exploitation Arrangements;

(B)	the Company will not carry on any business or other activities, other than the acquisition, management and exploitation of the Category 1A Assets, the Category 1B Assets and Category 2 Assets;

(C)	the Company will not have any employees;

(D)	any agreements which the Company enters into in connection with the management and exploitation of the Category 1A Assets, the Category 1B Assets and Category 2 Assets shall be terminated, with immediate effect, by the Company immediately before Closing; and

(E)	the Company will not be a member of any VAT group, party to any group payment arrangement or otherwise party to any Tax allocation, contribution, indemnification or sharing arrangement, Tax consolidation or fiscal unity, except as may be required in connection with the provisions listed in Part 1 of this Schedule or as agreed by the parties.

2.	The Seller undertakes that the Company will have no Third Party Indebtedness at Closing, except as agreed by the parties.

3.	The Seller shall procure that on Closing the Company will have no debts (other than the Company Intra-Group Debt).

4.	For the avoidance of doubt, the Seller acknowledges that the indemnity in Clause 2.3.6 of this Agreement shall apply to the Pre-Closing Product Reorganisation set out in this Schedule.

5.	The Seller shall procure that, at Closing, the Company will have a Permitted Cash Receivable equal to the amount for which the Seller would be liable under clause 2 of the Company Tax Indemnity in the absence of clause 3.1(A) of the Company Tax Indemnity.

Part 3 Co-operation between the parties; modifications

1.	At any time, the parties shall, on the request of the Seller and at the Seller’s expense, cooperate in good faith to identify and, subject to paragraph 4 below, to implement any reasonable steps which can be taken to mitigate or remove any risk in relation to Swiss Tax which will result in a liability or potential liability for the Seller under clause 2 of the Purchaser Tax Indemnity. For the avoidance of doubt, a step shall not be considered “reasonable” for the purposes of this Part 3 of this Schedule if it may have the effect on increasing an unindemnified Liability of the Purchaser’s Group.

2.	Subject to paragraph 4 below, such reasonable steps may include:

(A)	the Purchaser seeking a ruling from the Swiss Tax authorities, with both parties having input into the drafting of any ruling application and subsequent correspondence, and with the Seller being consulted in good faith on the approach which should be taken at any discussion, meetings or negotiations with the Swiss Tax authorities to discuss the ruling application, so far as permitted under Swiss law and being informed within a reasonable time thereafter of the outcome of any such discussion, meeting or negotiation (but without giving the Seller any rights to attend); and

(B)	amending the steps set out in Part 1 of this Schedule (at the Seller’s sole expense and risk) if, pursuant to their good faith cooperation under paragraph 1 of this Part 3, the parties identify any alternative or additional reasonable steps for implementing the Pre-Closing Product Reorganisation set out in this Schedule in a way which reduces or removes any risk indemnified under the Purchaser Tax Indemnity.

3.	The parties shall co-operate in good faith in relation to the Company’s affairs with a view to minimising the Company’s balance sheet assets and liabilities, and winding the Company up as soon as commercially practicable, in each case following completion of Step 8 and, if undertaken, Steps 9 to 12 and any agreed modifications to any of those Steps.

4.	Any modification or amendment of (including any addition to) the steps set out in Part 1 of this Schedule (other than the Seller electing at any time not to proceed with the Pre-Closing Product Reorganisation) shall require the prior written consent of the Purchaser, not to be unreasonably withheld or delayed. Without prejudice to any other exercise of a discretion whether or not to give consent, the Purchaser shall not be acting unreasonably if:

(A)	it withholds or delays its consent because it believes in good faith that the modification or amendment would result in exposure of any member of the Purchaser’s Group to cost, loss of benefit or Liability; and

(B)	the relevant member or members of the Purchaser’s Group would not be indemnified (and the Seller does not agree to indemnify them), in each case to the Purchaser’s reasonable satisfaction, in respect of that cost, loss of benefit or Liability.

5.	The parties agree that the Company’s accounts shall record both (i) the redenomination of the Company Intra-Group Debt pursuant to Clause 6.3.2, and (ii) the discharge of the Company Intra-Group Debt on Closing at Step 8(a), using the US$ Spot Rate (as defined in Clause 1.13) as the appropriate spot exchange rate.

6.	Nothing done by or at the request of the Seller pursuant to this Part 3 of this Schedule shall in any respect reduce or restrict any rights the Purchaser may have to make a claim against the Seller under the Company Tax Indemnity or the Purchaser Tax Indemnity.

Part 4 Definitions

1.	In this Schedule, the following expressions shall have the following meanings:

“Indebtedness” means all loans and other financing liabilities and obligations in the nature of borrowed moneys and overdrafts and moneys borrowed, but excluding trade debt and liabilities arising in the ordinary course of business;

“Third Party Indebtedness” means any Indebtedness owed by the Company to any third party and, for the purposes of this definition, third party shall exclude any member of the Seller’s Group;

Part 5 Details of the Company

Name of Company:	Leo Osprey Limited (the “Company”)

Registered Number:	9000270

Registered Office:	980 Great West Road,

Brentford, TW8 9GS

United Kingdom

Date and place of incorporation:	16 April 2014, United Kingdom

Issued share capital:	one share of £1

Shareholders and shares held:	Glaxo Group Limited 1 (100%)

Schedule 19

Pre-Closing Obligations

(Clause 5)

Part 1 Seller’s Group Restrictions

The actions for the purposes of Clause 5.1.2 are:

1.1	(a) terminate, materially amend (or amend in any respect in relation to a Key Product) or grant any material waiver under (or any waiver in relation to a Key Product) any Transferred Intellectual Property Contract, or (b) terminate any Transferred Contract other than in the ordinary course of business;

1.2	fail to comply in all material respects with all Applicable Law, Product Approvals and Marketing Authorisations applicable to the operation of the Business;

1.3	assign, dispose of, license (save in respect of non-exclusive licences relating to the Seller’s research, development or Commercialisation of the Products or in respect of any transfers to Glaxo Group Limited as a preliminary step before their sale by Glaxo Group Limited to the Purchaser pursuant to this Agreement) or abandon any material Business Product Intellectual Property Rights (or any Business Product Intellectual Property Rights in respect of a Key Product) or cease to prosecute or fail to maintain, defend, or pursue applications for any material Business Product Intellectual Property Rights (or any Business Product Intellectual Property Rights in respect of a Key Product). Notwithstanding the foregoing, the parties agree that the restrictions set out in this paragraph 1.3 will not apply in respect of the Abandoned Patents abandoned prior to 22 April 2014;

1.4	save where requested in writing by the Purchaser or required by any applicable Governmental Entity, cancel, surrender or materially amend (or amend in any respect in relation to a Key Product) any applications, submissions or filings with respect to Registered Business Product Intellectual Property Rights;

1.5	take any further steps to abandon US patent with publication number 2012/0202822;

1.6	terminate (except for good cause) the employment of any Key Personnel;

1.7	take any steps to increase or reduce the proportion of time spent working in the Business by any employee of any member of the Seller’s Group or to transfer the employment of any Employee to another member of the Seller’s Group or to employ or offer to employ or engage any new persons in the Business other than in the ordinary course of business consistent with past practice and subject to an aggregate increase of not more than 2.5 per cent. in total staff costs of the Business per annum;

1.8

make, or commit to make, any changes to the terms and conditions of employment (including pension fund commitments or any increase to remuneration) or to any employee benefit plan of any Employee, other than (a) those required by Applicable Law or (b) pursuant to normal annual pay reviews in the ordinary course of business consistent with past practice and subject to an aggregate increase of not more than 5 per cent. in total staff costs of the Business per annum or (c) retention arrangements (in the form of cash or shares) to retain key employees in connection with the matters contemplated by this Agreement as described in paragraphs 9 and 10 of Schedule 8 or (d) those changes to share-based incentive schemes made for the purpose of complying with paragraph 10 of Schedule 8;

1.9	make any promises or commitment to any Employees or employee representative body concerning the matters contemplated by this Agreement or offer or otherwise give any assurances to any Employees as to the possibility of continued employment with the Purchaser’s Group after Closing;

1.10	make any change or commitment to make any change to the terms of any redundancy policy or practice applying to the Employees (including amounts payable on redundancy);

1.11	enter into (where there is no existing agreement) or materially amend any collective bargaining agreement or other contract with a labour organisation, works council or employee organisation to create new or additional obligations for any member of the Seller’s Group, in each case in relation to the Business;

1.12	instigate, cease, compromise or settle any litigation or arbitration proceedings related to the Business or the Company in relation to a claim for which the potential liability attaching thereto is in excess of US$5 million;

1.13	make any material amendment to any Marketing Authorisation, except to the extent required by: (a) Applicable Law; (b) any Governmental Entity, or (c) the standards, policies and procedures of the Seller’s Group as then in force;

1.14	enter into or amend in any material respect any Transferred Contract, or incur any commitment, which is not capable of being terminated without compensation at any time with twelve months’ notice or less or which is not in the ordinary course of business, or which involves or may involve total annual expenditure in excess of US$10 million, exclusive of VAT;

1.15	enter into any contract which would materially restrict the freedom of the Business to operate in any part of the world;

1.16	save in respect of Intellectual Property Rights, sell, lease, license, transfer or dispose of, or create any Encumbrance (other than a Permitted Encumbrance) over, any material assets (other than any Excluded Asset) of the Business;

1.17	undertake any recall or withdrawal of any Product (other than in the ordinary course of business or to comply with Applicable Law);

1.18	amend or otherwise modify the constitutional documents of the Company other than minor or administrative amendments or modifications which are not adverse to the Business or to the Purchaser or any member of the Purchaser’s Group;

1.19	create, allot or issue, or grant an option or right to subscribe for or purchase, any share capital or other securities or loan capital of the Company;

1.20	repay, redeem or repurchase any share capital, or other securities of the Company; and

1.21	cause or permit the Company to be subject to Tax in any jurisdiction other than in the United Kingdom.

Part 2 Seller’s Group Obligations

1.	Obligations to be satisfied prior to the Closing Date

1.1	The Seller shall procure that the relevant member of the Seller Group shall notify, Pharmacare Limited in writing, in relation to:

1.1.1	the distribution agreement dated 27 November 2009 between Pharmacare Limited and Glaxo South Africa (Proprietary) Limited (the “SA Distribution Agreement”); and

1.1.2	the SSA Collaboration Agreement dated 27 November 2009 between Pharmacare Limited, Glaxo Export Limited (the “SSA Collaboration Agreement”),

of the withdrawal of the Products to the extent relevant from the agreements set out in the SA Distribution Agreement and the SSA Collaboration Agreement, in each case with effect from Closing.

1.2	The Seller shall procure that the relevant member(s) of the Seller’s Group shall use best efforts to:

1.2.1	obtain the unconditional consent of [***] to the assignment to the Purchaser of the rights and obligations of the relevant member of the Seller’s Group under each of the [***] (at the Seller’s cost); and

1.2.2	obtain the unconditional consent of [***] to the assignment to the Purchaser of the rights and obligations of the relevant member of the Seller’s Group under the [***] (at the Seller’s cost).

1.3	At least 5 Business Days prior to the Closing Date, the Seller shall provide the Purchaser with a list of any required actions that must be taken by the Purchaser within three (3) months after Closing with respect to the payment of any registration, maintenance, or renewal fees or the filing of any documents, applications or certificates in order to maintain Registered Intellectual Property Product Rights in full force and effect.

2.	Obligations from the date of the Agreement to the Closing Date

The requirements for the purposes of Clause 5.1.3 are:

2.1	so far as permitted by Applicable Law, inform the Purchaser promptly if it becomes aware of, or has reasonable grounds for suspecting any violation of Anti-Bribery Law which is reasonably likely to have an impact on the Business;

2.2	maintain in force all Seller’s Group Insurance Policies for the benefit of the Business;

2.3

allow the Purchaser and its respective agents, upon reasonable notice, reasonable access to personnel, and such information as the Seller considers reasonable, provided that the obligations of the Seller under this Clause shall not extend to

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

allowing access to information which is (i) reasonably regarded as confidential to the activities of the Seller and the Seller’s Group otherwise than in relation to the Business or (ii) commercially sensitive or other information which is related to the Business if such information cannot be shared with the Purchaser prior to Closing in compliance with Applicable Law;

2.4	in so far as it relates to the Business, continue to take such steps as are currently planned by the Seller’s Group in relation to the remediation of the manufacturing site operated by the Seller’s Group in Cork, Ireland;

2.5	maintain and keep any Business Product Intellectual Property Rights and ensure that all filings and notifications required to be made in respect of the same are made in accordance with past practice;

2.6	progress, in accordance with past practice, any applications, submissions, filings or other correspondence relating to the grant of new Business Product Intellectual Property Rights;

2.7	continue to conduct the Ongoing Clinical Trials in accordance with GCP and the Seller Group’s policies and procedures;

2.8	notify the Purchaser in writing of any actual safety or quality issue in respect of any Product or the manufacture of any Product (as soon as reasonably practicable after becoming aware of the same) which issue the relevant member of the Seller’s Group, acting reasonably and in good faith, considers material in the context of the manufacture or commercialisation of such Product;

2.9	so far as permitted by Applicable Law, report periodically to the Purchaser concerning the status of the Business, including delivering to the Purchaser as soon as reasonably practicable each month:

2.9.1	an update on material commercial developments in relation to the Business and the Products during the previous month;

2.9.2	the gross profit for each Product in respect of the previous month; and

2.9.3	a report on the month-end in-trade inventory in respect of each Product for the previous month prepared in the ordinary course of business consistent with past practice, together with a comparison against the comparable period of trading for the prior year;

2.10	not discontinue or cease to operate or materially reduce the resources applied to any part of the Business related to the Products or the Product Expansions;

2.11	continue to promote, market and Commercialise the Products in a manner consistent with past practice;

2.12

maintain levels of in-trade inventory in accordance with past practice and not materially accelerate or increase the quantity of the Products distributed to the relevant distributors and/or wholesalers, except in respect of a bona fide increase in demand for the relevant Product by the relevant distributor and/or wholesaler which has not been stimulated in any way by discounts, rebates, claw-backs or the like outside of the ordinary course or the grant of preferred terms offered by the Seller’s Group outside of the ordinary course; and
2.13	continue to respond to any Call For New Tender in accordance with past practices in the relevant market.

Schedule 20

Key Personnel

[***]

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Schedule 21

Regulatory Approvals

1.	The following table provides the additional jurisdictions and applicable antitrust, merger control, or foreign investment rules referenced in Clause 4.1.3 of the Agreement.

2.	This list of jurisdictions and statutes is not meant to be indicative of a known filing or approval requirement in these jurisdictions. To the extent that clearances, approvals, waivers, no action letters or consents are not required to be obtained or not otherwise agreed by the parties to be appropriate and waiting periods are not required to have expired in these jurisdictions prior to closing of the transactions contemplated by the Agreement, such clearances, approvals, waivers, no action letters, consents, and waiting period expirations will not be conditions precedent to closing of the transactions contemplated by the Agreement.

Country	Statute Under Which Filing/Approval Is Required

Australia	The Competition and Consumer Act of 2010

Brazil	Law No. 12,529 of November 30, 2011

Canada	The Competition Act

China	The Chinese Anti-Monopoly Law

India	The Competition Act of 2002, as amended by The Competition (Amendment) Act of 2007

Israel	The Restrictive Trade Practices Law, 5748-1988

Japan	The Act on Prohibition of Private Monopolisation and Maintenance of Fair Trade No. 54 of 1947

Mexico	The Federal Law on Economic Competition

New Zealand	The Commerce Act of 1986

Russia	Federal Law No. 135-FZ of July 16, 2006 on Protection of Competition

South Africa	The Competition Act 89 of 1998

South Korea	The Monopoly Regulation and Fair Trade Act

Taiwan	The Fair Trade Law of 1991

Turkey	The Law on Protection of Competition No. 4054 of 1994

Schedule 22

Ongoing Collaboration

1.	Subject to paragraph 4 below, in the event that:

1.1.1	any member of the Seller’s Group decides in its applicable governance committee (and in any event before approaching any third party) to seek a third party partner for global or major market (that is, pan-EU, Spain, Italy, UK, Germany, France, US, a group of emerging markets, Switzerland, Japan, Canada or China) co-development or commercialisation of, or to whom to divest rights to, any Relevant Development Product (the “In-scope Relevant Development Product”); or

1.1.2	any member of the Seller’s Group proposes to seek a marketing authorisation in a major market (that is, EU, US, Switzerland, Japan, Canada or China) for an In-Scope Relevant Development Product,

the Seller shall (prior to (in the case of paragraph 1.1.1 above) entering into any such discussions with any third party or (in the case of paragraph 1.1.2 above) filing an application for any such marketing authorisation) first notify the Purchaser of the same, including in such notification details of the geographic markets in which it would intend to explore opportunities with the third party. The Purchaser shall then have a period of 30 days to confirm whether or not it is in principle interested in pursuing discussions regarding the co-development and commercialisation or acquisition of the In-scope Relevant Development Product, and shall specify to the Seller the geographic markets in which it is interested in the opportunity (which need not be limited to the markets specified by the Seller and may be worldwide). If the Purchaser declines the same or confirms in writing that it is not interested, then the provisions of this Schedule shall cease to apply with respect to such In-scope Relevant Development Product for the following 24 months.

2.	If the Purchaser confirms its interest in pursuing discussions, then, during the 6 month period from the date of such notification (the “Negotiation Period”):

2.1	the Seller shall not (and shall procure that no other member of its Group shall) enter into any discussions or negotiations with any third party in relation to possible co-development and commercialisation arrangements in respect of or the divestment of the In-scope Relevant Development Product in all territories specified by the Seller and/or the Purchaser in the foregoing notifications;

2.2	the Seller shall make available to the Purchaser, subject to reasonable obligations and appropriate arrangements of confidence and compliance, all information reasonably necessary for the Purchaser to assess the opportunity, including information regarding project budgets and costs, timelines and relevant clinical plans and data; and

2.3

the Seller and the Purchaser (or the relevant members of their respective Groups) shall negotiate in good faith, the terms and conditions of a co-development and commercialisation arrangement for or divestment of the In-Scope Relevant Development Product, including (without limitation) financial terms, allocation of costs and responsibilities, project governance arrangements and appropriate intellectual property licences, which terms and conditions shall include (without limitation), exclusive commercialization rights in favour of the Purchaser with respect to the In-Scope Relevant Development Product and otherwise be reasonable and customary (for similarly situated products).

3.	In the event that the Negotiation Period expires and the Seller and the Purchaser (or the relevant members of their respective Groups) have not entered into a binding agreement in relation to the co-development or commercialisation or acquisition of the In-scope Relevant Development Product, then the Seller (or the relevant member of its Group) shall be free:

3.1.1	to pursue the continued internal development and commercialisation of such In-scope Relevant Development Product; or

3.1.2	at any time thereafter, to enter into discussions and/or negotiations with a third party in relation to the same, provided that for a period of 18 months after such expiration, the Seller shall not enter into an agreement with a third party involving any such co-development and/or commercialisation arrangement for or divestment of the In-scope Relevant Development Product on terms that are more favourable to the third party than those last offered by the Seller to the Purchaser without first notifying the Purchaser of the material terms thereof and offering the Purchaser the right to match the offer by entering into an agreement on such terms (or substantially similar terms if any of such terms are unique to the third party). In the event that such an offer is made by the Seller, the Purchaser shall have a period of 30 days to accept it. If the Purchaser does not do so within such period, then the Seller shall be free to proceed with the agreement with the third party on substantially such terms without further restrictions hereunder; provided, that, in the spirit of partnership, the Seller will in any event notify the Purchaser at least 5 days prior to entering into an agreement with a third party regarding such an arrangement or divestment, including (where not restricted by law or contract from doing so) the material terms thereof (it being understood that, other than as provided above, no match right will apply), and, save as provided in paragraph 3.1.2 above, the provisions of this Schedule shall cease to apply with respect to such In-scope Relevant Development Product.

4.	The provisions of this Schedule:

4.1	shall expire 12 years and six months after Closing unless renewed by mutual agreement;

4.2	shall apply subject to the Seller’s existing written agreements with third parties, provided that the Seller represents and warrants that neither it nor any member of its Group is party to any agreement or arrangement with a third party which would materially impact the expected benefit to the Purchaser of the arrangement set out in this Schedule;

4.3	shall apply notwithstanding Clause 12.1 (Non-compete) and, subject to the provisions of this Schedule, shall not restrict any activities of the Seller’s Group in relation to the research and development (including manufacturing for development) of or relating to Relevant Development Products;

4.4	shall not apply to situations where the Seller is seeking a third party partner for the co-development or commercialisation of a broad portfolio of products where the majority of such portfolio is not comprised of Relevant Development Products; and

4.5	for the avoidance of doubt, shall not apply to situations where the Seller is seeking a third party contractor to provide research or development services.

Schedule 23

Seller Marks

GLAXOSMITHKLINE

GLAXO

GSK

SMITHKLINE

SMITHKLINE BEECHAM

SB

STERLING

STIEFEL

WELLCOME

GLAXO WELLCOME

GSK Logo

GLAXOSMITHKLINE Logo

STIEFEL Logo

Schedule 24

Statement of Company Intra-Group Debt

Amount of the Company Intra-Group Debt in US$, as determined by the Seller using the US$ Spot Rate:

US$

Agreed and accepted:

For and on behalf of the Seller

For and on behalf of the Purchaser

For and on behalf of the Purchaser

Schedule 25

Delayed Jurisdictions

1.	Definitions used in this Schedule

1.1	In this Schedule:

“Bangladesh Business” means the assets and liabilities transferring from GlaxoSmithKline Bangladesh Limited to the Designated Purchaser in accordance with this Agreement and the relevant Local Transfer Document;

“Bangladesh Transfer Documents” means the Local Transfer Document in respect of the transfer of the Bangladesh Business to the Designated Purchaser;

“Contract Amount” means the revenues minus the costs derived from the operation of a Contract in respect of a Delayed Business which, if Closing had occurred in respect of the relevant Delayed Business, would be a Transferred Contract, a Transferred Intellectual Property Contract, the Relevant Part of a Shared Business Contract or a Non-transferring Tender, but excluding any amounts taken into consideration in paragraph 4.2 of this Schedule 25;

“Controlled Delayed Business” means a Delayed Business other than a Non-Controlled Delayed Business;

“Delayed Business Representative” has the meaning given to in paragraph 3.3 of this Schedule 25;

“Delayed Employee Costs” means the FTE costs incurred by the Seller’s Group in connection with the employment of the Delayed Employees by the Seller’s Group as provided in paragraph 12.2 of Schedule 8;

“Delayed Indemnity Parties” has the meaning given to it in paragraph 3.12 of this Schedule 25;

“Delay Milestone” means the milestone set out next to the relevant Delayed Business in the Appendix to this Schedule;

“Delay Period” has the meaning given to it in paragraph 4.1 of this Schedule 25;

“Foreign Business Licence” means a foreign business certificate or a foreign business licence from the Thailand Ministry of Commerce to provide transitional services and/or transitional distribution services in Thailand;

“Incremental Delay Liabilities” has the meaning given to it in paragraph 3.12 of this Schedule 25;

“India Business” means the assets and liabilities transferring from GlaxoSmithKline Pharmaceuticals Limited to the Designated Purchaser in accordance with this Agreement and the relevant Local Transfer Document;

“India Transfer Documents” means the Local Transfer Document in respect of the transfer of the India Business to the Designated Purchaser; and

“Non-Controlled Delayed Business” means each of the Bangladesh Business, the India Business and the Ukraine Business;

“Profit” means the profit or loss deriving from sales of the Products by a Delayed Business in the relevant period calculated in accordance with clause 4.1 of the Transitional Distribution Services Agreement;

“Provider Costs” means those costs set out in clause 4.3(E) to (G) (inclusive) of the Transitional Distribution Services Agreement;

“R&D Costs” mean the research and development costs which do not arise under or relate to a Clinical Trial Agreement incurred by any member of the Seller’s group in relation to Ongoing Clinical Trials undertaken directly by the Seller’s Group but excluding any Delayed Employee Costs; and

“Saudi Business” means the assets and liabilities transferring from Glaxo Saudi Arabia Limited to the Designated Purchaser in accordance with this Agreement and the relevant Local Transfer Document;

“Saudi Transfer Documents” means the Local Transfer Document in respect of the transfer of the Saudi Business to the Designated Purchaser;

“Seller Involvement Instruction” has the meaning given to it in paragraph 3.9 of this Schedule 25;

“Thailand Business” means the assets and liabilities transferring from GlaxoSmithKline (Thailand) Limited to the Designated Purchaser in accordance with this Agreement and the relevant Local Transfer Document;

“Thailand Transfer Documents” means the Local Transfer Document in respect of the transfer of the Thailand Business to the Designated Purchaser;

“Ukraine Business” means the assets and liabilities transferring from GlaxoSmithKline Pharmaceuticals Ukraine LLC to the Purchaser in accordance with this Agreement and the relevant Local Transfer Document; and

“Ukraine Transfer Document” means the Local Transfer Document in respect of the transfer of the Ukraine Business to the Designated Purchaser.

1.2	The parties agree that legal ownership of the Delayed Businesses shall not be transferred by the Seller to the Purchaser at Closing but that the Delayed Businesses shall be operated by Seller and that the benefit and burden of such Delayed Business shall be for the Purchaser with effect from the Effective Time on the terms set out in this Schedule.

1.3	The Seller and the Purchaser shall (and shall procure that their respective Affiliates shall) use all reasonable endeavours to procure the achievement of each Delay Milestone as soon as possible after the Closing Date.

1.4	Delayed Closing in respect of a Delayed Business shall occur on the date which is the last Business Day of the month in which the relevant Delay Milestone has been achieved except that:

1.4.1	where the last day of such month is not a Business Day, the Delayed Closing shall take place on the first Business Day of the following month; and

1.4.2	where less than five (5) Business Days remain between achievement of the Delay Milestone and the last Business Day of the month, Delayed Closing shall take place:

(i)	on the last Business Day of the following month;

(ii)	where the last day of such month is not a Business Day, the Delayed Closing shall take place on the first Business Day of the month following the month referred to in paragraph 1.4.2(i) of this Schedule 25; or

(iii)	on such other date as may be agreed between the Purchaser and the Seller,

(the “Delayed Closing Date”).

2.	Obligations on Delayed Closing Date

2.1	The Sellers’ Obligations

On each Delayed Closing Date, the Seller shall deliver to the Purchaser any relevant Ancillary Agreements relating to the Delayed Business (including, without limitation, any Local Transfer Documents) duly executed by the relevant member of the Seller’s Group.

2.2	The Purchaser’s Obligations

2.2.1	On each Delayed Closing Date, the Purchaser shall deliver to the Seller any relevant Ancillary Agreements relating to the Delayed Business (including, without limitation, the Local Transfer Documents) duly executed by the relevant member of the Purchaser’s Group.

2.2.2	For the purposes of compliance with paragraphs 2.1 and 2.2.1 of this Schedule 25, the Seller and the Purchaser shall, between the date of this Agreement and the Delayed Closing Date, negotiate in good faith any and all Ancillary Agreements relating to the Delayed Business (including, without limitation, if required, any Local Transfer Documents) such that they are consistent with the equivalent Ancillary Agreements executed at Closing and shall take all such steps as are required to transfer the Delayed Businesses in accordance with this Agreement and the other Ancillary Agreements.

2.3	Tax Indemnity

References in paragraphs 2.1 to 2.2 above to Ancillary Agreements shall not include the Company Tax Indemnity, the Direct Indemnity or the Purchaser Tax Indemnity.

3.	Management and Control of Delayed Business

3.1	To the maximum extent permissible by Applicable Law and the terms of the Product Approvals and Product Expansion Applications, the parties intend that, pursuant to this Schedule 25, all management and control rights and powers that the Seller (or any member of the Seller’s Group) has in relation to a Controlled Delayed Business shall transfer to the Purchaser with effect from Closing.

3.2

As soon as reasonably practicable after Closing, the Purchaser shall notify the Seller of the names of its personnel permitted to provide Controlled Business Instructions (“Instructing Personnel”) and the Seller shall be entitled to rely on and act in accordance with Controlled Business Instructions from Instructing Personnel without further verification. Instructions provided by or on behalf of the Purchaser shall not be required to be in writing if they are provided by the Instructing Personnel. The Purchaser shall be free to change its Instructing Personnel from time to time by providing 10 Business Days’ written notice to the Seller’s Delayed Business Representative.

3.3	In order to cooperate in managing the implementation of the provisions of this Schedule, the Seller and the Purchaser shall each notify the other of the identity of a senior member of management (the “Delayed Business Representative”) who shall be the primary point of contact in the event that there is any issue in connection with the operation of the provisions in this Schedule. The parties shall notify each other in writing of the contact details for their respective Delayed Business Representatives from time to time.

3.4	From Closing until the relevant Delayed Closing Date, in respect of any Controlled Delayed Business, the Seller (or relevant member of the Seller’s Group) shall:

3.4.1	subject to paragraph 3.10 of this Schedule 25 and to the maximum extent permitted by Applicable Law and the terms of any relevant Product Approvals and Product Expansion Applications, act in accordance with any instructions provided to it by any of the Instructing Personnel in relation to any aspect of the management and operation of that Controlled Delayed Business or any part of it, whether in relation to sales, marketing, distribution, research and development or any other activities of that Controlled Delayed Business, the making (or otherwise) of expenditure, investments, employee matters (including the hiring or dismissal of any Delayed Employee), and in each case with the effect that the Purchaser shall have, to the maximum extent permissible by Applicable Law and the terms of any relevant Product Approvals or Production Expansion Applications, the same powers in relation to the relevant Controlled Delayed Business as it would have following the Delayed Closing Date of that Controlled Delayed Business (in each case, a “Controlled Business Instruction”);

3.4.2	comply with the provisions of Schedule 6 in relation to Product Approvals and Product Expansion Applications relating to the Controlled Delayed Businesses; and

3.4.3	except to the extent otherwise instructed by the Purchaser’s Instructing Personnel in accordance with this paragraph 3.4 or as required by Schedule 6, ensure that the Controlled Delayed Business is carried on in the ordinary course of business consistent with past practice in relation to that Controlled Delayed Business, and provided that the Seller shall not be required pursuant to a Controlled Business Instruction to take any action (or omit to take any action) in relation to any of its business (or the business of the Seller’s Group) that is not a Delayed Business.

3.5	The provisions of Clause 5 and Schedule 19 shall not apply in respect of any Controlled Delayed Business following Closing and the provisions of Clause 12.1 shall not apply in respect of any Delayed Business from Closing.

3.6	The Purchaser shall (or shall procure that its Affiliates shall) supply such assistance and access (including the supply of products, the supply of services and access to Transferred Books and Records and Commercial Information, but excluding any access to Intellectual Property Rights except as referred to in paragraph 3.7 below) as shall be reasonably necessary to allow the Seller to operate each Delayed Business in accordance with this Schedule.

3.7	The Purchaser shall (or shall procure that its Affiliates shall) grant the Seller from Closing a non-exclusive, fully paid up, royalty free and sub-licensable licence or sub-licence (as applicable) to use, notwithstanding any other provision of this Agreement or any of the Ancillary Agreements, the Transferred Intellectual Property Rights and Intellectual Property Rights licensed to the Purchaser under any Ancillary Agreement for the sole purpose of (i) operating each Delayed Business in accordance with the provisions of this Schedule 25; and (ii) exercising the Seller’s rights to research, Develop, Manufacture, and Commercialise the Ofatumumab Product in the Field solely in accordance with the Permitted Uses (as defined in the Ofatumumab Intellectual Property Licence Agreement). This licence shall continue on a country by country basis, in relation to each Delayed Business until the date on which that Delayed Business has been transferred by the Seller to the Purchaser in accordance with this Schedule.

3.8	Delayed Employees who are engaged in a Controlled Delayed Business shall report to the management of the Purchaser and shall be treated for such management and reporting purposes in the same way as any employee of the Purchaser’s Group. Controlled Business Instructions may, accordingly, be given by the Instructing Personnel directly to any Delayed Employee engaged in a Controlled Delayed Business.

3.9	To the extent that the implementation of any Controlled Business Instruction requires an action or actions of a person employed by the Seller’s Group who is not a Delayed Employee engaged in a Controlled Delayed Business (whether because Applicable Law prevents such Controlled Business Instruction from being made directly to a Delayed Employee or for any other reason) (a “Seller Involvement Instruction”), the Purchaser (or relevant member of the Purchaser’s Group) shall also provide the Controlled Business Instruction, in writing (which may include email) to that Seller’s Delayed Business Representative, specifying (i) that it is a Seller Involvement Instruction; (ii) the actions that are required to be taken by such person; and (iii) a reasonable time within which such actions are required to be taken.

3.10	The Seller and the Purchaser each acknowledges that the Seller’s Delayed Employees shall continue to be bound by, and shall comply with, the employment policies and procedures (including terms and conditions and disciplinary procedures) of the Seller’s Group that apply to employees of such Seller’s Group.

3.11	Subject to paragraph 3.10 of this Schedule 25, the Seller and the Purchaser acknowledge that the Seller’s Delayed Employees shall continue to be bound by, and shall comply with the policies of the Seller’s Group provided that the Seller shall provide the Purchaser with copies of its operational and other policies that apply in relation to Controlled Delayed Businesses. In respect of such policies, the Purchaser may give notice to the Seller that it wishes a particular policy of the Purchaser’s Group to apply in respect of a Controlled Delayed Business and/or the applicable Delayed Employees in addition to the Seller’s equivalent policy. The Purchaser’s equivalent policy shall apply to the applicable Delayed Employees from the date on which such Delayed Employees are given notice of the relevant policy. If a policy of the Seller and a policy of the Purchaser apply at the same time, if and to the extent there is any inconsistency or conflict between the two policies, the policy which requires behaviour that is least likely to expose the parties to legal, regulatory and/or compliance risk shall prevail.

3.12	The Purchaser hereby undertakes to the Seller (for itself and on behalf of each other member of such Seller’s Group) and their respective directors, officers, employees and agents (excluding any Delayed Employees) (the “Delayed Indemnity Parties”) that, with effect from the Effective Time, the Purchaser will indemnify on demand and hold harmless each of the Delayed Indemnity Parties against and in respect of any and all Liabilities, other than Liabilities in respect of Tax that are taken into account in calculating any amount pursuant to paragraph 4.2 of this Schedule 25, resulting directly or indirectly from any Controlled Delayed Business and/or from any Controlled Business Instruction to the extent that (i) such Liabilities are not Assumed Liabilities and (ii) the Delayed Indemnity Parties concerned would not have incurred such Liabilities if the Controlled Delayed Business in question had been transferred to the relevant member of the Purchaser’s Group at Closing (“Incremental Delay Liabilities”) but in any case excluding any such Liabilities to the extent that such Liabilities arise as a result of a breach of paragraph 3.15 of this Schedule 25.

3.13	If a Seller is of the opinion that any Controlled Business Instruction may result in any Liability that would fall to be indemnified pursuant to paragraph 3.12 of this Schedule 25, the Seller shall use its reasonable endeavours to inform (and procure that the members of the Seller’s Group shall inform) the Purchaser of that opinion and the reasons for it as soon as reasonably practicable after reaching that opinion. The indemnity set out in paragraph 3.12 shall not be affected or limited in any way by any failure of any member of the Seller’s Group so to inform the Purchaser.

3.14	The Purchaser shall not be entitled to make any claim for damages against a Seller in respect of a breach of a provision of this Schedule 25 otherwise than pursuant to a claim brought under paragraph 3.15 of this Schedule 25.

3.15	The Seller shall procure that:

3.15.1	for Controlled Business Instructions that are not Seller Involvement Instructions, neither it nor any of its Associated Persons shall act (or fail to act) fraudulently or with Gross Negligence in connection with the implementation of any Controlled Delayed Business or Controlled Business Instruction. “Gross Negligence” for these purposes means any act or failure to act by the Seller (or any of its Associated Persons that: (i) the Seller (or the relevant Associated Person) knew may create a risk of material harm to the relevant Controlled Delayed Business; (ii) was intended to cause such harm, or was done in reckless disregard of, or in wanton indifference to, such risk of harm; and (iii) in all the circumstances (having regard to both the probability and seriousness of such harm) was an unreasonable risk for the Seller (or the relevant Associated Person) to take; and

3.15.2	for Seller Involvement Instructions, neither it nor any of its Associated Persons shall act (or fail to act) fraudulently or negligently or in wilful default in connection with the implementation of the Seller Involvement Instruction and shall take no step which is intended to prevent the implementation of a Seller Involvement Instruction, but it shall not be a breach of this paragraph 3.15 (and shall accordingly not be acting with Gross Negligence for the purposes of this paragraph) to carry out any act, or fail to act, if to do so is:

(i)	required in connection with a Controlled Business Instruction;

(ii)	required to comply with Applicable Law;

(iii)	required to implement or comply with the terms of this Agreement or any Ancillary Agreement; or

(iv)	taken to mitigate any other loss or damage to the Controlled Delayed Business which the Seller (or the relevant Associated Person) believes, acting reasonably and in good faith, could be material in the context of that Controlled Delayed Business.

In any event, no claim shall be made by the Purchaser (and the Purchaser shall ensure that no member of the Purchaser’s Group shall make any claim) for any breach of any other provisions of this Agreement (or the provisions of any Ancillary Agreement) by a Seller (or any member of the Seller’s Group) that occurs in order to comply with any Controlled Business Instruction.

3.16	Prior to the making of any claim under this Schedule 25, the parties shall use reasonable endeavours to escalate such matter first for consideration to the Delayed Business Representatives and then to the Purchaser’s and the Seller’s chief financial officers, for the purposes of seeking to resolve such matter within a period of 30 days following such escalation.

3.17	Subject to Applicable Law, the Seller shall, in the period between Closing and the relevant Delayed Closing Date, promptly upon request by the Purchaser provide (or procure that any member of its Group shall provide) the Purchaser and its representatives with access to:

3.17.1	any books and records of the Seller’s Group to the extent relating to any Delayed Business of the Seller; and

3.17.2	any personnel of the Seller for the purposes of any requests for information from such personnel in relation to the Delayed Business.

For the avoidance of doubt, the parties shall take all steps necessary to ensure that no information is provided to the Purchaser or any person on behalf of the Purchaser which relates to any business of the Seller or any member of the Seller’s Group other than the Controlled Delayed Business.

3.18	For the purposes of the Warranties deemed repeated by the Seller (on behalf of the relevant Business Seller) immediately before Closing pursuant to Clause 9.1.5, ownership of the Delayed Businesses shall be deemed to have transferred to the Purchaser at Closing.

Schedule 1Non-Controlled Delayed Businesses

3.19	From Closing until the relevant Delayed Closing Date:

3.19.1	the other provisions of paragraph 3 of this Schedule 25 shall not apply in respect of the Non-Controlled Delayed Businesses, with the exception of paragraphs 3.6, 3.7, 3.10, 3.17 and 3.18 which shall apply to the extent permitted by Applicable Law; and

3.19.2	to the extent permitted by Applicable Law, the provisions of Clause 5 and Schedule 19 will continue to apply to the Non-Controlled Delayed Businesses and the Seller shall exercise such interests, rights and powers that the Seller has in respect of that Non-Controlled Business to the maximum extent that it is able in order to procure that the Non-Controlled Business is operated in accordance with Clause 5 and Schedule 19.

Schedule 2Saudi Business

3.20	The Seller and the Purchaser agree that the Saudi Business need not transfer to the Purchaser (or a member of the Purchaser’s Group) on a single date and the Purchaser and the Seller agree to cooperate to ensure that the relevant Assets and Employees shall transfer to the Purchaser (or a member of the Purchaser’s Group or its designee) as soon as this is permitted by Applicable Law.

4.	Economic transfer

4.1	The economic benefit and burden of the Delayed Business which shall be for the account of the Purchaser in respect of each Delayed Business for the period from the Effective Time to the relevant Delayed Closing Date (the “Delay Period”), shall be calculated and paid in accordance with this paragraph 4.

4.2	The economic benefit or burden attributable to each Delayed Business during the Delay Period shall be calculated by the Seller on a monthly basis and shall be:

4.2.1	the Profit derived from sales of the Products by the relevant Delayed Business in the relevant month;

minus

4.2.2	the sum of the Provider Costs, the Delayed Employee Costs and the R&D Costs incurred by the relevant Delayed Business in the relevant month,

provided that any cost which falls within more than one of the categories listed in sub-paragraph 4.2.2 shall not be counted more than once.

4.3	The provisions of clause 4 of the Transitional Distribution Services Agreement shall apply for the relevant Delay Period in respect of each Delayed Business as if such Delayed Business were subject to the provisions of clause 4 of that agreement from the Effective Time such that:

4.3.1	net sales received from the sale and distribution of the Products by each Delayed Business shall be calculated in accordance with clause 4.1(A) of the Transitional Distribution Services Agreement and be included in the relevant “Sales Report” provided to the Purchaser pursuant to clause 4.3 of the Transitional Distribution Services Agreement; but

4.3.2	the amount payable under any “Invoice” pursuant to clause 4.6 of the Transitional Distribution Agreement in respect of each Delayed Business shall be calculated in accordance with paragraph 4.2 above so as to include the relevant Provider Costs, Delayed Employee Costs and R&D Costs and shall be subject to paragraphs 4.4 to 4.6 (inclusive) below.

4.4	To the extent that the amount resulting from the calculation set out in paragraph 4.2 above results in a profit (an amount greater than zero) then, if the relevant Delayed Business is a Controlled Delayed Business, such amount shall be added to the amount to be remitted to the Purchaser (or the relevant member of the Purchaser’s Group) in accordance with clause 4 of the Transitional Distribution Services Agreement.

4.5	To the extent that the amount resulting from the calculation set out in paragraph 4.2 above results in a loss (an amount less than zero) then, if the relevant Delayed Business is a Controlled Delayed Business, such amount shall be deducted from the amount to be remitted to the Purchaser (or the relevant member of the Purchaser’s Group) in accordance with clause 4 of the Transitional Distribution Services Agreement.

4.6	In respect of each Non-Controlled Delayed Business, the accrued profit or loss (as calculated in accordance with paragraph 4.2 above) made by such Non-Controlled Delayed Business in the Delay Period, shall be added or deducted (as applicable) to the amount to be remitted to the Purchaser (or the relevant member of the Purchaser’s Group) on the first date following the Delayed Closing Date in respect of such Non-Controlled Delayed Business on which any profit or loss would be remitted to the relevant member of the Purchaser’s Group under clause 4 of the Transitional Distribution Services Agreement.

4.7	Within 30 days after the end of the Delay Period in respect of a Delayed Business the Seller (or relevant Business Seller) shall provide to the Purchaser (or relevant Business Purchaser) a statement setting out, in respect of the relevant Delayed Business:

4.7.1	the Contract Amount in respect of each Contract during the Delay Period; and

4.7.2	details of any other revenue, cost or expense of the relevant Delayed Business during the Delay Period which is not a Contract Amount, has not been taken into account under paragraph 4.2 above, and which would need to be taken into account in order to put the Purchaser’s Group and the Seller’s Group in the same economic position they would have been in, taking into account any arrangements that would have been in place in respect of the Delayed Business pursuant to any Ancillary Agreement, had the Delayed Business transferred to the Purchaser at Closing,

(the “Draft Economic Benefit Statement”) and which shall include details of the components of the revenues, costs and expenses incorporated in the Draft Economic Benefit Statement and shall be accompanied by reasonable supporting information.

4.8	The Seller shall, and shall procure that the members of the Seller’s Group (and, if applicable, its external accountants) shall, provide to the Purchaser and its Representatives, without charge, such access to their personnel, books and records, calculations and working papers as the Purchaser may reasonably request in connection with its review of the Draft Economic Benefit Statement (and the parties acknowledge that local market information that is not contained on central consolidation systems will only be requested where material in the context of the Draft Economic Benefit Statement as a whole), subject (where applicable) to the Purchaser providing such undertakings as the relevant external accountants may reasonably request, and provided that the Purchaser hereby undertakes to the Seller that it shall procure that each Representative of any member of the Purchaser’s Group who has access to such information shall (i) keep any such information which is commercially sensitive (the “Protected Information”) confidential and shall only disclose such information to, and discuss such information with, other such Representatives who are engaged in the review of the Draft Economic Benefit Statement; (ii) be expressly prohibited from communicating (in any form) any Protected Information to any other employee, agent, adviser or consultant of any member of the Purchaser’s Group; and (iii) be subject to the above requirements whilst employed or engaged by any member of that Purchaser’s Group in any capacity. The provisions of Clause 13 of this Agreement shall apply mutatis mutandis to such information including, for the avoidance of doubt, to allow (where permitted by that clause) disclosure of information otherwise prohibited to be communicated to any agent, adviser or consultant of the Purchaser’s Group.

4.9	The Seller and the Purchaser shall meet within 10 Business Days after the delivery of each Draft Economic Benefit Statement to discuss in good faith and use their reasonable endeavours to agree within 20 Business Days of the commencement of such discussions (or such longer period as they may agree in writing) the contents of the Draft Economic Benefit Statement as soon as reasonably practicable and:

4.9.1	any dispute or difference in relation to the Draft Economic Benefit Statement shall be referred to the Co-Chairs appointed by the Seller and Purchaser in accordance with clause 12.1 of the Transitional Distribution Services Agreement, who shall be responsible for working within the protocols established between the Parties; and

4.9.2	if such dispute is not resolved by such Co-Chairs within 10 Business Days, it shall be referred to the Committee (established under clause 12.1 of the Transitional Distribution Services Agreement) for determination;

4.9.3	if such Committee is unable to resolve the dispute within 10 Business Days the dispute shall be referred to the Chief Financial Officer of the Seller and the Chief Financial Officer of the Purchaser for resolution and, if they are unable to resolve the matter within 10 Business Days, the dispute resolution process will be deemed to have been exhausted in respect of such dispute, and each Party shall be free to pursue the rights granted to it by this Agreement in respect of such dispute without further reference to this dispute resolution process.

If the Purchaser and the Seller, or their representatives referred to in this paragraph 4.9 are able to agree the contents of the Draft Economic Benefit Statement, it shall be amended to reflect any changes which have been so agreed and shall then constitute the “Economic Benefit Statement” in respect of that Delayed Business for the relevant Delay Period.

4.10	The Contract Amount and the aggregate revenues and the aggregate costs and expenses referred to in paragraph 4.7.2, in each case as set out in the Economic Benefit Statement in respect of a Delayed Business, shall be added or deducted (as applicable) to the amount to be remitted to the Purchaser (or the relevant member of the Purchaser’s Group) on the first date on which any profit would be remitted to the relevant member of the Purchaser’s Group under clause 4 of the Transitional Distribution Services Agreement after either the agreement of the Economic Benefit Statement for such Delayed Business or the exhaustion of the dispute resolution process in accordance with paragraph 4.9 above in respect of the Draft Economic Benefit Statement or, if it is not practicable to make such an addition or deduction, the Seller and the Purchaser may agree that the Seller or the Purchaser (as applicable) shall make the necessary payment as is required to settle the Economic Benefit Statement.

4.11	The Seller shall provide to the Purchaser with equivalent information and audit rights in respect of sales of the Products or the calculation of Profit as the Purchaser would have received under the Transitional Distribution Services Agreement had the relevant Delayed Business transferred to the Purchaser on Closing. The parties agree that the information and audit rights set out in clause 27 of the Transitional Distribution Services Agreement shall apply mutatis mutandis to the Delayed Employee Costs and the R&D Costs.

Appendix

Delayed Businesses

Jurisdiction	Delayed Business	Delay Milestone

Bangladesh	GlaxoSmithKline Bangladesh Limited	The passing of a resolution of the board of Novartis (Bangladesh) Limited validly approving the acquisition of the Bangladesh Business by the Purchaser and the entry into of the Bangladesh Transfer Documents.

India	GlaxoSmithKline Pharmaceuticals Limited	The receipt by the parties of all necessary approvals, consents and filings from or with the Indian Foreign Investment Promotion Board in respect of the sale and transfer of the India Business and the India Transfer Documents.

Ukraine	GlaxoSmithKline Pharmaceuticals Ukraine LLC	The receipt by the parties of all necessary approvals, consents and filings from or with the Competition Commission of Ukraine in respect of the transfer of the Ukraine Business.

Saudi Arabia	Glaxo Saudi Arabia Ltd	As soon as reasonably practicable after Closing and by written agreement by the parties but no later than the Marketing Authorisation Transfer Date in respect of Saudi Arabia.

Thailand	GlaxoSmithKline (Thailand) Limited	The receipt by the relevant members of the Seller’s Group of a Foreign Business Licence in respect of transitional services and/or transitional distribution services to be provided to the Purchaser in Thailand and, if required, the receipt by the relevant members of the Purchaser’s Group of a Foreign Business Licence in respect of transitional services to be provided by the Purchaser’s Group to the Sellers’s Group.

Schedule 26

Assets related to China

[***]

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Schedule 27

Transitional Trademark Licence

1.	Transitional Trademark Use

1.1	Grant of Transitional Trademark Licence

1.1.1	Subject to the terms set out in this paragraph 1, the Seller hereby grants, and shall procure that each member of the Seller’s Group shall grant (as applicable), to the Purchaser from Closing a non-exclusive, worldwide, royalty-free, non-assignable, licence without the right to sub-license (save with the prior written consent of the Seller which shall not be unreasonably withheld or delayed, or as otherwise permitted under paragraph 1.1.7) to use the Seller Marks:

(i)	subject to paragraph 1.1.3, on any websites (or related digital assets) which exclusively relate to any Product solely in the manner and to the extent such websites (or related digital assets) bear any Seller Marks as at the Closing Date, which licence shall, unless terminated earlier under paragraph 1.6, continue in force on a country by country basis for the longer of: (i) 6 months from the Marketing Authorisation Transfer Date or Marketing Authorisation Re-registration Date, as applicable, in accordance with Schedule 6; or (ii) for such period following the Closing Date as is required by Applicable Laws, provided that in either case the Purchaser shall, and shall procure that its sub-licensees shall, use all reasonable endeavours to cease such use of such Seller Marks as soon as reasonably practicable following the Closing Date (“GSK Branded Websites”);

(ii)	on any Products intended to be sold by the Business as the result of the Manufacturing and Supply Agreements or the Transitional Distribution Services Agreement solely in the manner and to the extent that those Products bear any Seller Marks as at the Closing Date or as is otherwise required by Applicable Law (“GSK Branded Products”); and

(iii)	on any stationery, sales literature, patient information leaflets or similar documentation used in the Business, solely in the manner and to the extent such materials: (i) bear any Seller Marks as at the Closing Date; and (ii) relate to the GSK Branded Products (“GSK Branded Literature”)

(the “Transitional Trademark Licence”).

1.1.2	Subject to paragraphs 1.1.3, 1.1.4, 1.1.5 and 1.1.6, in each case in respect of paragraphs 1.1.1(ii) and 1.1.1(iii), such licence shall, unless terminated earlier under paragraph 1.6, continue in force, on a country by country basis, in relation to each item of GSK Branded Product (or any GSK Branded Literature related to the same), as applicable, from the Closing Date for the longer of:

(i)	the period required by the Manufacturing and Supply Agreements or the Transitional Distribution Services Agreement, where applicable;

(ii)	the period until the Marketing Authorisation Transfer Date or Marketing Authorisation Re-registration, as applicable, in accordance with Schedule 6; or

(iii)	such period as is required by Applicable Law.

1.1.3	Subject always to paragraph 1.1.6, the parties shall co-operate in the consideration of an extension of any licences granted under this paragraph 1.1 in the event that it is reasonably necessary for any such licences to continue beyond the period contemplated in paragraph 1.1 and the Seller shall not unreasonably withhold its agreement to any such extension.

1.1.4	The Purchaser shall, and shall procure that its sub-licensees shall:

(i)	use all reasonable endeavours to cease such use of the Seller Marks as soon as reasonably practicable following the Closing Date; and

(ii)	use the Seller Marks in accordance with Applicable Law only.

1.1.5	Neither the Purchaser nor its sub-licensees shall have any rights under the licences granted in paragraphs 1.1.1(ii) and 1.1.1(iii) to use any of the Seller Marks in relation to any GSK Branded Products whose “sell-by date” or shelf life, as applicable, has passed or expired.

1.1.6	The licences granted under paragraphs 1.1.1(i) to 1.1.1(iii) shall expire after 24 months of the Closing Date (the “Long Stop Expiry Date”).

1.1.7	The Purchaser shall be entitled to sub-license its rights under the Transitional Trademark Licence to:

(i)	any member of the Purchaser’s Group without the prior written consent of the Seller, provided that any act of the sub-licensee, which would if committed by the Purchaser be a breach of any of the terms applying to the Transitional Trademark Licence, shall be treated as an equivalent breach by the Purchaser of the terms of the Transitional Trademark Licence; and

(ii)	if the Seller or the Purchaser determines that any sub-licensee under paragraph 1.1.7(i) is using any Seller Marks outside the scope of a permitted sub-licence under this paragraph 1.1, the Purchaser promptly will cause the sub-licensee to cease such unpermitted use and will notify such sub-licensee that it is in material breach of its sub-licence agreement. If the breach continues unremedied for a period of fifteen (15) calendar days after the Purchaser provides notice to such sub-licensee describing the nature of the breach, the Purchaser will, upon the Seller’s request, terminate the applicable sub-licence and will cooperate with the Seller to enforce the Seller’s rights against such former sub-licensee as the Seller directs.

1.2	Reservation of Rights

The Seller reserves all rights in and to the Seller Marks. The Purchaser acknowledges and agrees that as between the Seller (or the relevant member of the Seller’s Group) and the Purchaser, the Seller (or the relevant member of the Seller’s Group) is the sole and exclusive owner of all right, title and interest in and to the Seller Marks, including all goodwill of the business connected with the use of, or symbolised by, the Seller Marks. All goodwill generated from the use of the Seller Marks by the Purchaser or its sub-licensees shall inure solely to the benefit of the Seller (or the relevant member of the Seller’s Group). Nothing in this paragraph 1 grants the Purchaser or its sub-licensees any ownership or other proprietary interest in any Seller Marks.

1.3	Restrictions on Use

1.3.1	The Purchaser shall have no right pursuant to this paragraph 1 to use or permit any other person to use, any of the Seller Marks as part of a corporate or trading name or to hold itself out or otherwise represent itself to be a member of, or to be associated or connected with, any member or business venture of the Seller’s Group, or permit any other person to do that same.

1.3.2	Without limiting the generality of paragraph 1.2 above, the Purchaser will not, nor attempt to, nor permit, enable, or request any other person to:

(i)	use any Seller Marks in any manner, or engage in any other act or omission, that would impair the right of the Seller (or the relevant member of the Seller’s Group) in and to the Seller Marks, including any act or omission that would invalidate or cause the cancellation or abandonment of any Seller Marks;

(ii)	file, acquire or otherwise obtain any registration for or application to register any Trademark or domain name, or acquire, create or otherwise obtain any social media account that consists of, incorporates, uses, or is confusingly similar to any Seller Marks; whether with any Governmental Entity, internet domain name registrar, social media platform or otherwise (each, a “Registration”);

(iii)	adopt or use any variation, derivation or acronym of the Seller Marks or any word, symbol or Trademark that is confusingly similar to the Seller Marks (each, a “Variation”);

(iv)	use any Seller Marks with any other word, symbol or Trademark (other than a Trademark assigned or otherwise expressly transferred to the Purchaser pursuant to this Agreement) so as to form a composite Trademark (each, a “Composite”);

(v)	represent to any other person that it, any sub-licensee, or any other person (other than the Seller (or the relevant member of the Seller’s Group) or its or their successors in interest to the Seller Marks) has or will have any ownership interest in any Seller Marks; or

(vi)	grant or attempt to grant a security interest in or lien on, record any security interest or lien against, or otherwise encumber, any Seller Marks.

1.4	Transfer of Rights

If the Purchaser or any of its sub-licensees has or acquires any rights in or to the Seller Marks, or any Registrations, Composites or Variations, the Purchaser hereby irrevocably assigns, and will cause its sub-licensees to assign irrevocably, all such rights to the Seller. At the request of the Seller, the Purchaser will, and will procure that its sub-licensees will, execute any document, and perform any act reasonably necessary to obtain, or confirm the Seller’s or its designee’s exclusive ownership interest in and to the Seller Marks and

Registrations, in each applicable jurisdiction, including executing and delivering applications, oaths, declarations, affidavits, waivers, assignments and other documents.

1.5	Quality Control

1.5.1	The Purchaser will use, and cause its sub-licensees to use, the Seller Marks under the terms of this paragraph 1 solely in a manner consistent with the operation of the Business immediately prior to the Closing Date.

1.5.2	The Purchaser will comply, and will cause its sub-licensees to comply, with any specifications, standards and directions that the Seller may provide in writing from time to time relating to the use of the Seller Marks under this paragraph 1.

1.5.3	Concerning any GSK Branded Products manufactured by the Seller or its Affiliates, or by any third party in privity of contract with the Seller or its Affiliates, the Purchaser will not tamper, modify or otherwise take any action, and will procure that its sub-licensees will not tamper, modify or otherwise take any action, to affect the quality of such GSK Branded Products.

1.5.4	Concerning any GSK Branded Products manufactured by the Purchaser or its sub-licensees, or by any third party in privity of contract with the Purchaser or its sub-licensees, the Purchaser will ensure that such GSK Branded Products at all times meet or exceed (i) the quality and manufacturing standards of similar products in the GSK Branded Products’ industry; (ii) the Good Manufacturing Practices applicable to such GSK Branded Products, as updated from time to time; (iii) any other standards imposed by the applicable Governmental Entities; and (iv) any specifications and quality provisions set forth in any agreement entered into by the Parties in connection with this Agreement. The Purchaser will notify the Seller in the event that any Product does not meet such standards.

1.5.5

1.5.5 Except where GSK Branded Literature originate with the Seller or the Seller’s Affiliates, the Purchaser will, to the extent physically practicable, include, and will procure that its sub-licensees will include on all GSK Branded Literature and GSK Branded Websites that bear the Seller Marks: (i) a statement that the Seller Marks used thereon is a Trademark of the Seller and used under license (or any similar statement required by the Seller concerning the status of the Seller Marks), and (ii) the symbols “®,” “™” or other notice required by the applicable Governmental Entity in proximity to each prominent use of the Seller Marks, all in line with the current practices applied by the Seller or its Affiliates prior to the Closing Date.

1.6	Termination of the Transitional Trademark Licence

1.6.1	The Seller may terminate the Transitional Trademark Licence and the rights granted to the Purchaser under the same at any time by providing notice of termination to the Purchaser if:

(i)	the Purchaser commits a material breach of this paragraph 1 and the breach continues un-remedied for two months after the Seller provides notice to the Purchaser describing the nature of the material breach.

(ii)	the Purchaser contests, challenges or otherwise makes any claim or takes any action adverse to the Seller’s (or the relevant member of the Seller’s Group) ownership of or interest in, or the validity of, the Seller Marks, including in any proceeding before any Governmental Entity.

Schedule 28

Local Payments

Part 1 Local payments to be funded on Closing

(1) Jurisdiction	(2) Relevant member of Purchaser’s Group	(3) Business Seller	(4) Local Payment Amount
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

Part 2 Local payments to be funded post-Closing

(1) Jurisdiction	(2) Relevant member of Purchaser’s Group	(3) Business Seller	(4) Local Payment Amount
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Schedule 29

Excluded Employees

[***]

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Schedule 30

China Product Trademarks

Trademark	Country	Application No.	Application Date	Registration No.	Registration Date	Owner

HYCAMTIN in simplified chinese (he mei xin)	China (Peoples Republic)	950130759	19/Oct/1995	1014870	28/May/1997	SmithKline Beecham Limited

ZOFRAN	China (Peoples Republic)	8940790	14/Nov/1989	533169	10/Nov/1990	Glaxo Group Limited

ZOFRAN IN CHINESE 3	China (Peoples Republic)	8940793	14/Nov/1989	533171	10/Nov/1990	Glaxo Group Limited

ZOFRAN IN CHINESE 3	China (Peoples Republic)	91018152	08/May/1991	590079	10/Apr/1992	Glaxo Group Limited

TYKERB and device	China (Peoples Republic)	6421611	06/Dec/2007	6421611	28/Mar/2010	SmithKline Beecham (Cork) Limited

TYKERB and device (in colour) (purple/green)	China (Peoples Republic)	6421610	06/Dec/2007	6421610	28/Mar/2010	SmithKline Beecham (Cork) Limited

TYKERB in simplified chinese (tai ke) (great, capability)	China (Peoples Republic)	6184680	25/Jul/2007	6184680	28/Feb/2010	SmithKline Beecham (Cork) Limited

TYKERB in simplified chinese (tai ke) (great, science)	China (Peoples Republic)	6184679	25/Jul/2007	6184679	28/Feb/2010	SmithKline Beecham (Cork) Limited

TYKERB in simplified chinese (tai li sha)	China (Peoples Republic)	2000107409	20/Jul/2000	1620407	21/Aug/2001	SmithKline Beecham (Cork) Limited

Schedule 31

Anti-bribery and corruption

1.	Anti-bribery and corruption

1.1	Each of the Purchaser and the Seller requires compliance with the highest ethical standards and all anti-corruption laws applicable in the countries in which the Purchaser’s Group or the Seller’s Group (as the case may be) (whether through a third party or otherwise) conducts business.

1.2	Each of the Purchaser and the Seller requires the members of the Purchaser’s Group or the Seller’s Group (as the case may be), their employees and any third party acting for or on behalf of the party, its members or their employees to ensure that all dealings with third parties, both in the private and government sectors, are carried out in compliance with all Applicable Law and with the required standards of integrity. Each party values integrity and transparency and does not tolerate corrupt activities of any kind, whether committed by its employees, officers, or third-parties acting for or on its behalf.

1.3	In performing this Agreement or any of the Ancillary Agreements, each of the Purchaser and the Seller shall (and shall procure that each member of the Purchaser’s Group or the Seller’s Group (as the case may be) shall):

1.3.1	comply with all Applicable Law, including but not limited to applicable anti-corruption laws, of the territory in which the party or the relevant member of the Purchaser’s Group or the Seller’s Group (as the case may be) conducts business with the other party or the relevant member of the Seller’s Group or the Purchaser’s Group (as the case may be);

1.3.2	covenant that it has not, and covenants that it will not, in connection with the performance of this Agreement or any of the Ancillary Agreements, directly or indirectly, promise, authorise, ratify or offer to make or make any Payments of Anything of Value to any individual (or at the request of any individual) including a Government Official for the improper purpose of influencing or inducing or as a reward for any act, omission or decision to secure an improper advantage or to improperly assist the Seller’s Group or the Purchaser’s Group in obtaining or retaining business; and

1.3.3	covenant that it has not, and covenants and that it will not, in connection with the performance of this Agreement or any of the Ancillary Agreements, directly or indirectly, promise, authorise, ratify or offer to make or make any Facilitating Payments to any individual (or at the request of any individual) including a Government Official.

In this Schedule:

“Anything of Value” includes cash or cash equivalents, gifts, services, employment offers, loans, travel expenses, entertainment, political contributions, charitable donations, subsidies, per diem payments, sponsorships, honoraria or provision of any other asset, even if nominal in value;

“Facilitating Payments” (otherwise known as “greasing payments”) means any payment to an individual to secure or expedite the performance of a routine government action by government officials.

“Government Official” means: (i) any officer or employee of a government or any department, agency or instrument of a government; (ii) any person acting in an official capacity for or on behalf of a government or any department, agency, or instrument of a government; (iii) any officer or employee of a company or business owned in whole or part by a government; (iv) any officer or employee of a public international organisation such as the World Bank or United Nations; (v) any officer or employee of a political party or any person acting in an official capacity on behalf of a political party; and/or (vi) any candidate for political office.

“Payments” includes any direct or indirect offers to pay, promises to pay, authorisations of or payments of anything of value.

The terms defined in this Schedule should be construed broadly to give effect to the letter and spirit of each party’s ethical standards.

Schedule 32

Ukraine Business

1.	From Closing until the date on which the parties receive all necessary approvals, consents and filings from or with the Antimonopoly Committee of Ukraine in respect of the concentration intended to be effected through the transfer of the Ukraine Business in accordance with this Agreement (such date, the “Ukraine Clearance Date”), the Purchaser and the Seller shall ensure, to the extent each is legally able, that no competitively sensitive information in relation to the Ukraine Business shall be provided to anybody other than: (i) any Delayed Employees located in the Ukraine; and (ii) other employees of any member of the Seller’s Group located outside of the Ukraine who strictly need access to such competitively sensitive information in order to operate the Ukraine Business.

2.	From Closing until the Ukraine Clearance Date, the Purchaser shall not, and shall have no right to, exercise any management control over or in relation to the Ukraine Business or any part of the Ukraine Business, there shall be no transfer of any commercially sensitive information between the Sellers and the Purchaser in relation to the Ukraine Business and the Seller shall ensure that the Ukraine Business is in no way held out to any person as being related to the Purchaser.

3.	The parties agree that from Closing until the Ukraine Clearance Date:

(i)	the Ukraine Business shall constitute a Delayed Business for the purposes of this Agreement;

(ii)	to the extent permitted by Applicable Law, the provisions of paragraphs 3.6, 3.7, 3.10, 3.18 and 3.19 of Schedule 25 shall apply in respect of the Ukraine Business;

(iii)	the provisions of paragraph 4 of Schedule 25 shall not apply in respect of the Ukraine Business and, after the Ukraine Clearance Date such provisions shall apply with respect to the entire period from the Effective Time until Delayed Closing in respect of the Ukraine Business; and

(iv)	if and to the extent permitted by Applicable Law, the provisions of Clause 5 and Schedule 19 will continue to apply to the Ukraine Business.

For the avoidance of doubt, the parties agree that during the period from Closing until the Ukraine Clearance Date, the Seller shall not exercise any control over, or derive any economic benefit from, any Intellectual Property Rights relating to the oncology business of the Purchaser’s Group in the Ukraine.